Exhibit 99.1

2012 ANNUAL REPORT

HELPING THE WORLD RUN BETTER

THE BEST-RUN BUSINESSES RUN SAPTM

In a world of accelerated change, we are at an inflection point. Companies today need to be able to react and adapt rapidly to this change. SAP® innovations are helping the world run better by enabling our 232,000 customers to run more efficiently, be closer to their own customers, motivate their employees, gain real-time insight into their business, and optimize scarce resources. Our innovations matter to our customers. Our innovations matter to people. Our innovations matter to the world.

We help the world run better and improve people’s lives.

Key Facts

Performance Summary

€ millions, unless otherwise stated

	2012	2011	Change in %
Financial key performance indicators
Software and cloud subscriptions (IFRS)	4,928	4,125	19
Non-IFRS adjustments	73	0	n.a.
Software and cloud subscriptions (non-IFRS)	5,001	4,125	21
Software and software-related service revenue (IFRS)	13,165	11,319	16
Non-IFRS adjustments	81	27	200
Software and software-related service revenue (non-IFRS)	13,246	11,346	17
Total revenue (IFRS)	16,223	14,233	14
Non-IFRS adjustments	81	27	200
Total revenue (non-IFRS)	16,304	14,260	14
Operating profit (IFRS)	4,065	4,881	-17
Non-IFRS adjustments	1,148	-171	n.a.
Operating profit (non-IFRS)	5,214	4,710	11
Operating margin in % (IFRS)	25.1	34.3	-27
Operating margin in % (non-IFRS)	32.0	33.0	-3
Free cash flow	3,281	3,330	-1
Net liquidity	-2,502	1,636	-253
Days’ sales outstanding (DSO)	59	60	-2
Equity ratio (total equity as a percentage of total assets)	52.8	54.7	-3

Research and development
Research and development expenses	2,253	1,939	16
Research and development expenses as a percentage of total revenue (non-IFRS)	13.9	13.9	0
Number of employees in research and development at year-end1)	18,012	15,861	14

Shares and dividend
Weighted average shares, basic in millions	1,192	1,189	0
Earnings per share in €	2.37	2.89	-18
Dividend per share in €	0.85	1.10	-23
Share prices at year-end in €	60.69	40.85	49
Market capitalization in € billions	74.7	50.2	49

Performance Summary

€ millions, unless otherwise stated

	2012	2011	Change in %
Employees
Number of employees at year-end1)	64,422	55,765	16
Personnel expenses per employee – excluding share-based compensation1)	110	107	3
Employee engagement in %	79	77	3
Business Health Culture Index in %	66	65	2
Women in %1)	30	30	0
Female managers in %2)	19.4	18.7	4
Employee retention in %1)	94	93	1

Customer
Net Promoter Score3)	8.9	n.a.	n.a.

Environmental
Greenhouse gas emissions in kilotons	485	490	-1
Greenhouse gas emissions per employee1) in tons	7.9	9.0	-12
Greenhouse gas emissions per € revenue in grams	30.0	34.4	-13
Total energy consumed in GWh	860	860	0
Energy consumed per employee1) in MWh	14.0	15.7	-11
Renewable energy sourced in %	60	47	28
Data center energy consumed in GWh	160	155	3
Data center energy per employee1) in KWh	2,598	2,824	-8

1)	Based on full-time equivalents (FTEs)

2)	Relates to different levels of management position

3)	In 2012, we adopted a new methodology for measuring customer loyalty: Net Promoter Score (NPS).

Therefore, there are no comparative values for the NPS for the years prior to 2012.

About This Report

CONTENT

Starting in 2012, we report on our financial, social, and environmental performance in one integrated report (“SAP Integrated Report 2012”), which is available at www.sapintegratedreport.com. The SAP Integrated Report 2012 contains a comprehensive and integrated presentation of our performance in 2012 based on both financial and non-financial measures and is available exclusively online. Additionally, we continue to provide an annual report (“SAP Annual Report 2012”) comprising all of the information required by accounting and disclosure standards applicable to us within this report. This SAP Annual Report 2012 is an extract from the SAP Integrated Report 2012 and is available online as well as in print.

The financial data presented include our Consolidated Financial Statements, a Management Report, and certain financial measures derived from SAP’s management reporting. The non-financial data presented includes both social, environmental, and economic aspects derived from our materiality assessment.

BASIS OF PRESENTATION

The management report of SAP AG and its subsidiaries has been prepared in accordance with sections 315 and 315a of the German Commercial Code and German Accounting Standards No. 17 and 20. The Management Report is also a management commentary complying with the International Financial Reporting Standards (IFRS) Management Commentary practice statement.

Our Consolidated Financial Statements are prepared in accordance with IFRS. Internal control over financial reporting ensures the reliability of the information presented in the Consolidated Financial Statements. SAP’s management confirmed the effectiveness of SAP’s internal control over financial reporting.

The social and environmental data and information included in the SAP Integrated Report is prepared in accordance with the international guidelines (G3.1) of the Global Reporting Initiative (GRI), who also confirmed that the requirements of meeting application level A+ have been met. In addition, the non-financial information has been prepared by applying the principles of inclusivity, materiality, and responsiveness as defined in the AA1000 Accountability Principles Standard. Greenhouse gas data was prepared using our internal criteria based on the Greenhouse Gas Protocol.

DATA

All of the data and information for the reporting period were collected and/or reported utilizing SAP® software solutions and were sourced from the responsible business units.

The reporting period is the financial year 2012. The report encompasses global SAP operations and all subsidiaries of the SAP Group. To make this report as current as possible, we have included relevant information available up to the auditor’s opinion and the responsibility statement dated February 21, 2013. The report is published each year in English and in German.

INDEPENDENT AUDIT AND ASSURANCE

KPMG AG Wirtschaftsprüfungsgesellschaft has audited our Consolidated Financial Statements and the Management Report. For the audit opinion, see page 51 of this report. The information audited by KPMG does not include the additional information on SAP’s Web site that is referenced in this report. However, as indicated on our Web site, KPMG has provided assurance on selected non-financial, social, and environmental data and information in accordance with the International Standard on Assurance Engagements (ISAE) 3000 and the AA1000 Assurance Standard, two pertinent standards for the assurance of sustainability reporting. The independent assurance report for social and environmental data and information is part of the SAP Integrated Report online.

For more information about why SAP publishes an integrated report, about our materiality assessment, and about the related stakeholder engagement, see the “Why Integrated Reporting,” “Materiality,” and “Stakeholder Engagement” sections of the SAP Integrated Report 2012 online.

7	To Our Stakeholders

Letter from the Co-CEOs

Global Managing Board

Investor Relations

Corporate Governance Report

Report by the Supervisory Board

Compensation Report

Responsibility Statement

Independent Auditor’s Report

56	Combined Management Report

General Information About This Management Report

Vision, Mission, and Strategy

Business Activity and Organization

Portfolio of Products, Solutions, and Services

Sales, Marketing, and Distribution

Customers

Research and Development

Partner Ecosystem

Acquisitions

Employees and Social Investments

Energy and Emissions

Measures Cited in This Report

Economic Conditions

Assets, Finances, and Operating Results

Assets, Finances, and Operating Results of SAP AG

Overall Financial Position

Corporate Governance

Information Concerning Takeovers

Opportunity Report

Risk Report

Supplementary Report

Outlook

157	Consolidated Financial Statements IFRS

Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

271	Additional information

Five-Year Summary

Glossary

Addresses

Financial and Sustainability Publications

Financial Calendar

Publication Details

OF THE WORLD’S

TRANSACTION

REVENUE TOUCHES

AN SAP SYSTEM

7	To Our Stakeholders

8	Letter from the Co-CEOs

11	Global Managing Board

13	Investor Relations

18	Corporate Governance Report

22	Report by the Supervisory Board

35	Compensation Report

51	Responsibility Statement

52	Independent Auditor’s Report

Letter from the Co-CEOs

Dear Stakeholders,

The real-time world has now become reality. Cloud computing is changing the way software is consumed, evidenced by a shift in spending from hardware to software. Currently, there are more mobile devices in the world than people, giving billions of people computing power in their pockets. Fifteen billion of those devices are connected to the Internet, bringing people and businesses closer to each other across the globe.

Technology has moved beyond supporting business. More than ever, technology is the business.

At the same time, today’s technological advances create challenges of their own. Data volumes are doubling every 18 months, generating overwhelming information management challenges. And, as technology contributes to the growth of a global middle class – expected to be nearly five billion strong by 2030 – the world’s resources will be stressed to their limits.

Customers look to SAP to help them face this world of accelerating change in real time. Based on our unparalleled knowledge of critical business processes, they expect us to help them overcome global competition; use economic, natural, and social resources more wisely; interact with customers in new and personalized ways; and process the exabytes of information that flow into their data centers each year. Our purpose as a company is clearly defined as helping the world run better and improving people’s lives.

A STRATEGY OF INNOVATION

In 2010, we introduced a highly focused innovation strategy that doubled our addressable market by offering solutions across five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology. With a never ending focus on our customers, that strategy continues to deliver gratifying results to date.

In 2012, we experienced another four quarters of double-digit software and software-related (SSRS) growth (non-IFRS) – we have now had 12 consecutive quarters of double-digit SSRS growth. For the full year, non-IFRS SSRS revenue grew 17% (13% at constant currencies). Software and cloud subscriptions revenue growth was even stronger with 21% growth (17% at constant currencies), which is twice as fast as our closest competitor. Our cloud momentum continued to accelerate, and the annual cloud revenue run rate approached €850 million. We achieved a full-year non-IFRS operating profit of €5.2 billion, growing 11% (7% at constant currencies). We achieved this profitable growth while making continued investments in global go-to-market activities and our cloud business.

These results demonstrate that customers see the value of our innovations, and recognize that we deliver solutions that help them succeed in a hyperconnected and unpredictable world.

And today, we have become the leader in applications, analytics, and mobile. We are also the fastest-growing database company, and continue to build unrivaled momentum in cloud.

8      To Our Stakeholders

SAP HANA® AND THE CLOUD

In 2012, two innovations in particular – SAP HANA® and our cloud-based solutions – delivered outstanding results.

With SAP HANA, we have once again reinvented real time. The SAP HANA platform allows customers to take advantage of in-memory computing technology across all five market categories. Since 2010, we have introduced premier applications that run on SAP HANA, such as the SAP® 360 Customer solution and the SAP NetWeaver® Business Warehouse application. And, we raised the bar once again in January 2013, by introducing SAP Business Suite powered by SAP HANA – something we believe is as dramatic an innovation as SAP R/3® was in the 1990s. Customers recognize a breakthrough when they see one, and SAP HANA has already generated €392 million in software revenue in 2012.

With our acquisition of SuccessFactors and other cloud innovations, we now have the most comprehensive and consistent cloud portfolio in the market. And through the cloud-based Ariba Network – the largest of its kind in the world – we are adding the power of globally connected business.

Innovations such as SAP HANA and our cloud solutions are changing the way that customers consume software and conduct business. Simply put, we are delivering innovations that address today’s and tomorrow’s challenges without causing disruption to our customers’ business operations.

LEVERAGING OUR STRENGTHS

We continue to leverage our traditional strengths, which include broad experience across 24 industries, and a large and expanding ecosystem of suppliers and business partners. Our partner network continuously presents additional opportunities to develop innovative products and solutions while significantly increasing our potential sales channels. In fact, indirect sales now make up 34% of SAP’s total software revenue.

TOWARD A SUSTAINABLE FUTURE

Our commitment to a sustainable world is strong, as we seek to minimize our own environmental footprint and positively impact the communities in which we work. In 2012, for example, 60% of the electricity consumed by SAP came from renewable sources. We reduced our greenhouse gas emissions slightly despite strong business growth. And, our employees delivered more than 130,000 hours of volunteering in the communities in which we work. Our commitment to achieving sustainable success is further demonstrated in this report, where we integrate our sustainability and financial reporting.

Letter from the Co-CEOs      9

At the same time, our commitment to more than 232,000 customers and over 64,000 employees has never been stronger, as we aim to increase our customer loyalty, measured by the Net Promoter Score, by eight percentage points, while increasing employee engagement to 82%. We continue to focus on leadership and employee development, and have also made strides toward our goal of having women in 25% of leadership positions. At the end of 2012, 19.4% of our leadership positions were held by women (2011: 18.7%).

We are well on our way to achieving our 2015 goals of more than €20 billion in revenue, with a 35% non-IFRS operating margin, and one billion people interacting with our software. Further, we aim to build a €2 billion cloud business and to remain the fastest-growing database company. And, we will achieve all of this while helping our customers minimize their environmental impact.

HELPING THE WORLD RUN BETTER

Companies that will lead in the 21st century define success more broadly than financial performance. They look at their impact on the world – socially, environmentally, and economically. Our solutions give us a huge opportunity to respond to challenges and opportunities, whether that means addressing the lack of opportunity for people throughout the world or contending with stress on our ecosystems. We believe that our business success hinges on our ability to seize this opportunity and fulfill our vision to make the world run better – in real time.

Best regards,

Bill McDermott	Jim Hagemann Snabe
Co-CEO, SAP AG	Co-CEO, SAP AG

10      To Our Stakeholders

Global Managing Board

GERHARD OSWALD

Member of the Executive

Board of SAP AG, Application

Development and Support

Joined SAP: 1981

Appointed to Executive

Board: 1996

DR. WERNER BRANDT

Member of the Executive

Board of SAP AG, Chief

Financial Officer

Joined SAP: 2001

Appointed to Executive

Board: 2001

JIM HAGEMANN SNABE

Co-CEO and Member of the

Executive Board of SAP AG

Joined SAP: 1990

Appointed to Executive

Board: 2008

BILL MCDERMOTT

Co-CEO and Member of the

Executive Board of SAP AG

Joined SAP: 2002

Appointed to Executive

Board: 2008

Global Managing Board      11

LUISA DEPLAZES DELGADO

Member of the Executive Board

of SAP AG, Human Resources,

Labor Relations Director

Joined SAP: 2012

Appointed to Executive

Board: 2012

DR. VISHAL SIKKA

Member of the Executive

Board of SAP AG, Technology

and Innovation

Joined SAP: 2002

Appointed to Executive

Board: 2010

BOB CALDERONI

Member of the Global

Managing Board of SAP AG,

Chairman and CEO of Ariba,

an SAP company

Joined SAP: 2012

LARS DALGAARD

Member of the Executive

Board of SAP AG, CEO of

SuccessFactors, an SAP

company

Joined SAP: 2012

Appointed to Executive

Board: 2012

ROBERT ENSLIN

Member of the Global

Managing Board of SAP AG,

President of Global

Customer Operations

Joined SAP: 1992

12            To Our Stakeholders

Investor Relations

SAP stock rose almost 50% in 2012 and thus clearly outperformed the significant benchmark indexes. In July 2012, SAP became the most valuable publicly traded German company on the Deutsche Aktienindex (DAX 30). Our dialog with investors focused on SAP’s growth strategy for SAP HANA and on the acquisitions of SuccessFactors and Ariba, which further strengthened our cloud solutions growth area.

STOCK MARKETS WEATHER DEBT CRISIS AND ECONOMIC CONCERNS

The euro area debt crisis and anxiety about the global economy predominated the trading year 2012. Yet, despite these difficult conditions, share prices rose noticeably in most markets around the world during the course of the year.

German stocks started off the year better than expected: In mid-March, the DAX hit the 7,000-point mark for the first time since the end of July 2011. Overall, the index rose in the first six months from 5,898.35 points on December 30, 2011, to 6,946.83 points on March 30, 2012. The positive market sentiment was thanks first and foremost to a new rescue package for Greece, including the successful restructuring of the nation’s debt and cash flow injections made by the European Central Bank (ECB).

In the second quarter, however, the stock exchanges were increasingly weighed down by the political situation in Greece, financial problems with the Spanish banks, concerns about Spain’s financial stability, and worries about global economic growth. Spain’s refinancing problems at the beginning of June triggered unrest in the markets, causing the DAX to drop to 5,969.40 points on June 5, its lowest level for the year.

This was followed by an upward trend that lifted the DAX past 7,000 points in mid-August again. Worldwide share prices were given an additional boost at the beginning of September when the ECB decided to buy unlimited euro area government bonds (subject to specific conditions). Around the same time, the German Federal Constitutional Court approved the euro rescue package, while the U.S. Federal Reserve announced plans to stimulate the global economy by making substantial securities purchases and maintaining a low interest rate policy. Against this encouraging backdrop, the DAX rallied to 7,451.62 points, temporarily its highest level of the year, on September 21.

In the weeks that followed, concerns about the Spanish economy and fears of a global economic downturn curbed the markets, so that the DAX hovered in a comparatively narrow range of 260 points until the beginning of November. The conflict in the Middle East, the euro crisis, and U.S. budgetary concerns pushed the DAX back down below 7,000 points on November 16. However, this was soon followed by an optimism-driven stock market rally that pushed the DAX to its peak of the year at 7,672.10 points on December 20, which was also its highest level in five years. The index finished 2012 at 7,612.39 points.

SAP STOCK CLEARLY OUTPERFORMS SIGNIFICANT BENCHMARK INDEXES

In 2012, SAP stock rose 48.6%, thus clearly outperforming the significant benchmark indexes. This is the fifth largest increase among DAX-listed companies. The DAX 30 and Dow Jones EURO STOXX 50, which cover 50 large companies from euro area countries, only gained 29.1% and 13.8% respectively, while the U.S. Dow Jones Industrial Average index managed to win just 7.3%. The S&P 500 improved by 13.4% and the S&P North American Technology Software Index rose 16.7%. Comparing across industries, SAP stock performed well above average here as well: The Technology Peer Group Index (TechPGI), which lists ten major technology companies, only gained 11.6% in 2012. In July 2012, SAP became the most valuable company listed on the DAX, with a market capitalization of €62.8 billion.

Investor Relations      13

SAP Stock in Comparison to DAX 30, Dow Jones EURO STOXX 50, S&P North American Technology Software Index, and to TechPGI

December 31, 2011 (=100%) to January 31, 2013

Percent

SAP stock started the first quarter of 2012 at €40.85, the Xetra closing price on December 31, 2011. It reached its lowest level for the entire year of €41.45 shortly thereafter on January 12. The announcement of our 2011 financial results – the best year ever in the company’s 40-year history to this point – then triggered an upwards trend that pushed SAP stock past the €50.00 mark on February 24. The last time the stock had moved to this level was in October 2000. In addition, SAP had one day earlier announced that in light of the record year and on the occasion of SAP’s 40th anniversary, it would recommend to the Annual General Meeting of Shareholders (subject to Supervisory Board approval) an increase in the dividend per share to €1.10, which included a special dividend of €0.35 per share to mark the company’s anniversary. This represented an overall increase of 83% over the previous year’s dividend. SAP’s successful showing at the annual CeBIT computer industry fair in Hannover, Germany, and the announcement of additional investments totaling US$450 million in the Middle East and Africa region boosted the SAP share price even higher; it reached its peak of the first quarter on March 15 and 16, at €54.51, amid a positive market environment.

14            To Our Stakeholders

Key Facts About SAP Stock/SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in indexes at 12/31/2012
DAX 30	8.30%
Prime All Share	6.77%
CDAX	6.82%
HDAX	7.09%
Dow Jones STOXX 50	2.02%
Dow Jones EURO STOXX 50	3.51%

In the second quarter, SAP stock movement more or less mirrored overall market behavior. Doubts about Spain’s financial strength, coupled with ongoing political uncertainty in the euro area, caused the share price to fall below the €50.00 mark again. The publication of first-quarter earnings on April 25, however, ultimately nudged SAP stock back up to €50.51 on the trading days that followed. SAP stock consequently slid to €44.16, its low point of the quarter, on June 4, before eventually recovering somewhat to end the half year at €46.55.

Publication of strong second-quarter figures in the latter half of July led to a renewed upswing in the share price, which climbed to €52.30 on July 30. In August, it hovered in a comparatively narrow range of €51.26 to €52.90 until the markets perked up once again, pushing SAP stock to its high for the quarter of €56.69 on September 25.

The beginning of the fourth quarter was fraught with worries about Spain’s sovereign debt, which put pressure on the markets. On October 23, SAP stock fell to €52.86, its lowest level of the quarter. The very next day, however, the announcement of record software revenue in the third quarter buoyed SAP stock upwards, which continued to climb until a lull in general stock sentiment in mid-November slowed the pace somewhat. On November 29, amid positive market sentiment, SAP stock broke the €60.00 barrier and on December 11, reached €61.43, its highest level for the year and best performance since March 2000. It closed the fourth quarter of 2012 at €60.69.

SAP stock fell below the €60.00 mark again in mid-January 2013, following the announcement of initial preliminary figures for the fourth quarter and for 2012 as a whole. SAP had produced record revenues and boosted its operating results (non-IFRS, at constant currencies) to €5.02 billion in 2012, yet a number of investors had apparently expected even better figures. Publication of the entire preliminary results and outlook on January 23, 2013, however, subsequently pushed SAP stock back up to €59.20.

DIVIDEND PAYOUT OF €0.85 PER SHARE

We believe our shareholders should benefit appropriately from the profit the Company made in 2012. We wish to continue our dividend policy, which is that the payout ratio should be more than 30% of the profit after tax of the Group.

Therefore, the Executive Board and the Supervisory Board will recommend that the shareholders approve a total dividend of €0.85 per share for fiscal year 2012 at the Annual General Meeting of Shareholders. For 2011, in addition to the regular dividend of €0.75 per share, SAP also paid a special dividend of €0.35 in celebration of SAP AG’s 40th anniversary. Without the consideration of the special dividend for 2011, this corresponds to a year-on-year dividend increase of €0.10, or 13%, in 2012. Based on this recommendation, the overall dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 36% (2011: 26% excluding the special dividend and 38% including the special dividend).

CAPITAL STOCK INCREASED

SAP’s capital stock on December 31, 2012, is €1,228,504,232.00 (2011: €1,228,083,382.00). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Investor Relations      15

LARGER FREE FLOAT

The proportion of our stock in free float increased again slightly in 2012. Applying the definition accepted on the Frankfurt Stock Exchange – which excludes treasury stock from the free float – on December 31, 2012, the free float stood at 74.4% (December 31, 2011: 73.3%). In January 2013, approximately 22.7% (January 2012: 23.6%) of the stock was under the control of three founders and their trusts and holding companies. U.S. institutions remained the next largest group of shareholders, holding around 19.4% (19.3%) of the stock. Institutions in the United Kingdom and Ireland held about 13.6% (12.9%), followed by Continental European investors outside Germany, who held approximately 12.8% (12.2%). Institutions in Germany held 7.8% (7.9%) and investors from the rest of the world held 3.0% (3.1%) of the stock in January 2013. Private or unidentified investors held 17.7% (17.8%). SAP held 3.0% (3.1%) of the stock in treasury.

Return on SAP Common Stock – WKN 716460/ISIN DE0007164600

Percent, unless otherwise stated

Initial investment €10,000

Date of investment	12/31/2002	12/31/2007	12/31/2011
Period of investment	10 years	5 years	1 year
Value on 12/31/20121) in €	36,415	18,538	15,211
Average annual return	13.8	13.1	52.1
Performance comparators
DAX 30 Performance – total return index	10.2	-1.2	29.1
REX General Bond – total return index	4.9	6.4	4.6
S&P 500 Composite – total return index	4.7	3.8	14.2
S&P North American Technology Software Index – price index	7.1	6.8	15.6

1)	Assuming all dividends were reinvested

Source: Datastream

Return on SAP ADRs – 803054204 (CUSIP)

Percent, unless otherwise stated

Initial investment US$10,000

Date of investment	12/31/2002	12/31/2007	12/31/2011
Period of investment	10 years	5 years	1 year
Value on 12/31/20121) in US$	45,202	16,760	15,396
Average annual return	16.3	10.9	54.0
Performance comparators
S&P 500 Composite – total return index	7.1	1.7	16.0

1)	Assuming all dividends were reinvested

Source: Datastream

16            To Our Stakeholders

COMMUNICATION WITH INVESTORS

Our directors and senior officers again aimed for the greatest possible transparency and openness in their continuous dialog with our shareholders. In several hundred one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered inquiries from institutional investors and analysts about our business. We also held telephone conferences and analyst meetings when we published our quarterly results. Investor presentations at the SAPPHIRE® NOW customer conferences, which took place in Madrid, Spain in Orlando, Florida, in the United States’ and in Beijing, China, were key elements of our communication with the financial markets. These events focused on the growth areas of mobile and cloud computing, as well as SAP HANA. In addition, SAP engages in regular dialog with “socially responsible investors” (SRIs), by providing insight into SAP’s environmental, social, and corporate governance policies.

COMPREHENSIVE SERVICE FOR PRIVATE INVESTORS

Providing a full service for retail investors is a priority for SAP. Our services for private investors include the shareholder hotline, the e-mail contact at investor@sap.com, and investor relations information on our Web site. There is a range of information for investors about SAP and SAP stock online, including a text message service, press releases delivered by e-mail, Twitter feeds, and our quarterly SAP Investor magazine, which investors can subscribe to free of charge. We also publish an overview of the latest analyst assessments in collaboration with Vara Research. All key events at which members of our Executive Board speak to financial analysts and institutions are broadcast live on the Internet, and we post the presentation materials on the Investor Relations Web site and on other online slide hosting services. Our investor relations team presented information at stock exchanges, shareholder forums, and shareholder conventions in Germany and in the United States, for example, at the BetterInvesting National Convention in Houston, Texas.

Investor Relations      17

Corporate Governance Report

RESPONSIBLE MANAGEMENT

At SAP, a global company with numerous subsidiaries and an international shareholder structure, good corporate governance is the foundation of effective corporate management. For us, corporate governance means the application of international and national values and principles of responsible and transparent company management and control that are geared towards sustainable added value. We are convinced that good corporate governance strengthens the trust placed in our Company by the financial markets, our shareholders, business partners, and employees.

CORPORATE GOVERNANCE AT SAP

Because SAP is listed on the German stock exchange, our corporate governance is based on the German Stock Corporation Act and on the German Corporate Governance Code (the “Code” in this report). The current version of the Code is dated May 15, 2012, and was published in the Bundesanzeiger (German Federal Gazette) on June 15, 2012. SAP also complies with the provisions that are relevant to German companies listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE as they apply to non-U.S. companies, the U.S. Sarbanes-Oxley Act, and the requirements of the U.S. Securities and Exchange Commission (SEC). Our Executive and Supervisory Boards provide the Company’s shareholders with information about its implementation of the Code’s recommendations by publishing an annual declaration of implementation, as required by the German Stock Corporation Act, section 161. In addition, the Executive Board publishes a corporate governance statement pursuant to the German Commercial Code, section 289a, describing certain aspects of the Company’s corporate governance in greater detail. This report on corporate governance at SAP in 2012, prepared by the Executive and Supervisory Boards, is a requirement of the Code, section 3.10, sentence 1.

EXECUTIVE BOARD

The Executive Board currently has seven members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees on its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains effective risk management structures and internal risk controls.

GLOBAL MANAGING BOARD

The Executive Board set up the Global Managing Board in 2012 to support its work. It is made up of all Executive Board members plus additional global managers who steer and scale the Company’s business. These additional members are appointed by the Executive Board upon consent of the Supervisory Board. The committee advises the Executive Board and helps it make decisions, but the Executive Board retains overall responsibility for all corporate activities. It meets regularly and its meetings are chaired by the co-CEOs.

SUPERVISORY BOARD

The SAP Supervisory Board has 16 members who, in equal numbers, represent the shareholders and the employees. It appoints, monitors, and advises the Executive Board. The Executive Board involves the Supervisory Board in decisions on matters of fundamental importance for the Company. The Supervisory Board has reserved to itself the approval of certain defined transactions of fundamental importance.

COMPOSITION OF THE SUPERVISORY BOARD

In accordance with the recommendation in section 5.4.1, paragraph 2, of the Code, the Supervisory Board has set the following concrete objectives for its composition:

¡	There should never be fewer than two people from the international stage on the investor representatives’ side of the Supervisory Board.

¡	No Supervisory Board member should be an employee, consultant, or director of a significant SAP competitor.

¡	At least four shareholder representatives on the Supervisory Board should be independent members in the meaning of section 5.4.2 of the Code.

¡	No member of the Supervisory Board should be older than 75 years.

¡	At least one woman should sit on the Supervisory Board as a shareholder representative.

18            To Our Stakeholders

We believe the current composition of the Supervisory Board fulfills all of these objectives.

The Code recommends (at section 5.4.1, third paragraph, first sentence) that when the Supervisory Board proposes candidates for election or reelection to the Supervisory Board, it should take into account the objectives it set for its composition. In our Declaration of Implementation dated October 29, 2012, we reported that we did not follow that recommendation. Our Supervisory Board will, of course, have regard to the adopted objectives when seeking to identify suitable persons for candidacy and when preparing its recommendation of candidates to the Annual General Meeting of Shareholders. In the interest of SAP, however, it must be in a position to recommend to the General Meeting of Shareholders those candidates it believes are best suited for the vacant Supervisory Board seats. Ordinarily, one of the suitability criteria will be whether a person’s candidacy is consistent with the concrete objectives. However, that need not always be the only decisive criterion for proposing a particular candidate. The law, which empowers the Annual General Meeting of Shareholders to elect members to the Supervisory Board, requires neither that the meeting adhere to the Supervisory Board’s objectives nor that it elect the Supervisory Board’s proposed candidates.

The Supervisory Board also takes the following guidelines into consideration when deciding upon its composition:

¡

The Supervisory Board has at all times to be composed in such a way that its members as a group possess the knowledge, ability, and expert experience required to properly complete its tasks in our global IT company.

¡

Pursuant to the German Stock Corporation Act, section 100 (5), the Supervisory Board must at all times have at least one independent member with significant, recent, and relevant financial or auditing experience.

INDEPENDENCE OF THE SUPERVISORY BOARD

SAP believes a sufficient degree of independence of its Supervisory Board members is essential for effective and responsible corporate management and control. As reported above, the Supervisory Board has defined a concrete objective for its composition regarding the minimum number of independent members on the shareholder representative side, as recommended in the amended version of the Code, section 5.4.1, paragraph 2. At its meeting on October 11, 2012, the Supervisory Board determined that all of its shareholder representative members are independent in the meaning of the German Corporate Governance Code, section 5.4.2, and that the number of independent members is sufficient in the meaning of that section.

DIVERSITY IN THE COMPANY

The Executive Board follows the recommendation in section 4.1.5 of the Code that requires executive boards to have regard to diversity when appointing people to leadership positions, and in particular to employ appropriate numbers of women in such positions. In support of this, the Company maintains a diversity policy for company leadership appointments. In May 2011, it also set a target to increase the percentage of women in leadership positions from 18% at the beginning of 2011 to 25% in 2017. We believe this is an ambitious target, because there are still more men than women studying engineering subjects. But we also believe that it is achievable. It goes without saying that ability is still the primary selection criterion for any position at SAP. Globally, the percentage of women in leadership positions at the end of 2012 was 19.4%.

Section 5.1.2 of the Code contains the recommendation that supervisory boards should strive for an appropriate representation of women at executive board level as well. The Supervisory Board complies with this provision and has ruled that when a new member is needed for the Executive Board, applications should be sought, and that the shortlist should be 50% women if possible. When we decide whom to appoint, the strengths and performance of the candidates will still be more important than their gender. Another long-term aim of the diversity policy for company leadership appointments mentioned above is to build a diverse pool of potential candidates for future Executive Board vacancies. The Executive Board has a female member: Luisa Deplazes Delgado.

Corporate Governance Report      19

As reported above, the Supervisory Board has defined concrete objectives to promote diversity in its own membership and achieve an appropriate percentage of women members, as envisioned in the second paragraph of section 5.4.1 in the Code.

DECLARATION OF IMPLEMENTATION PURSUANT TO THE GERMAN STOCK CORPORATION ACT, SECTION 161

Every year, the Supervisory Board and Executive Board issue a declaration stating whether SAP has implemented and is following the Code’s recommendations, and identifying any recommendations that the Company has not followed – with an explanation of why it has not done so. The declaration of implementation that we filed on October 29, 2012, is online at www.sap.com/corporate-en/investors/governance/ policies-statutes. Implementation declarations published in previous years are also available on this Web site, and links are provided to current and previous versions of the Code. As reported in the declaration of implementation, we follow all but five of the 83 recommendations in the current Code. The reasons for not following these five recommendations are described in detail in the declaration of implementation.

We voluntarily follow all seven suggestions in the current Code.

CORPORATE GOVERNANCE STATEMENT

The Executive Board published our corporate governance statement for 2012 pursuant to the German Commercial Code, section 289a, on February 20, 2013. It is available on SAP’s Web site at www.sap.com/corporate-en/investors/governance. It includes the current declaration of implementation pursuant to the German Stock Corporation Act, section 161, certain information on corporate governance practices, and an account of how the Executive Board and the Supervisory Board work, who sits on which Supervisory Board committees, and how those committees work.

CODE OF BUSINESS CONDUCT

SAP’s corporate governance includes our Code of Business Conduct for employees and members of the Executive Board. The Code of Business Conduct expresses the high standards that we require from our employees and Executive Board members and sets out the main principles that guide our business conduct toward customers, business partners, and shareholders. We see our Code of Business Conduct as the standard for our dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation. A Global Compliance Office reporting to our general counsel monitors worldwide compliance with our Code of Business Conduct and other policies applying within the Group. It regularly reviews these internal policies, revises them if necessary, and delivers related employee training.

THE WORK OF THE EXECUTIVE AND SUPERVISORY BOARDS

The Executive Board and Supervisory Board cooperate closely for the benefit of the Company. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of strategy, business planning and performance, including any deviations of actual business performance from plan, the risk situation, risk management, and corporate compliance. We provide our shareholders with in-depth information about how the Executive and Supervisory Boards work, how the committees are composed, and how these committees work, in our corporate governance statement. For more information about the joint work of the Executive and Supervisory Boards and about the work of the Supervisory Board and its committees in 2012, see the Report by the Supervisory Board.

APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS

As noted above, SAP is an NYSE-listed company and is therefore subject to certain U.S. financial legislation (including, among others, the Sarbanes-Oxley Act) and to the applicable SEC and NYSE regulations. Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, and other Sarbanes-Oxley Act requirements, including conducting an annual audit of our internal control over financial reporting, we comply with those of the corporate governance standards codified in the NYSE Listed Company Manual, section 303A, that bind non-U.S. companies. The section 303A standards that apply to SAP include the requirement to have an audit committee composed of members who are independent in the

20      To Our Stakeholders

meaning of the Sarbanes-Oxley Act and related requirements concerning reporting to NYSE. In accordance with the SEC and NYSE corporate governance rules, we have also published, at Item 16G in our Annual Report on Form 20-F, a report on the significant differences between the NYSE corporate governance standards and the German corporate governance rules, which we apply. We publish our annual report on Form 20-F on our Web site at www.sap.com/corporate-en/investors/ newsandreports/reports in English only.

TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS

Our shareholders can obtain full and timely information about SAP on our Web site and can access current and historical Company data. Among other information, we post all of our financial reports, all relevant news about the Company’s governing bodies and their corporate governance documentation, information requiring ad hoc (current) disclosure, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a. Shareholders and the public are able to watch a live broadcast of the entire Annual General Meeting of Shareholders on the Internet. They can vote their shares at the meeting or instruct a proxy of their choice or one of the proxies provided for that purpose by SAP. Our shareholders are also able to participate in the Annual General Meeting of Shareholders on the Internet and to vote their shares by postal ballot. The details are in the invitation to the Annual General Meeting of Shareholders. All of the documentation relating to the Annual General Meeting of Shareholders is posted in good time on SAP’s Web site at www.sap.com/agm.

FINANCIAL ACCOUNTING, RISK MANAGEMENT, AND INTERNAL CONTROL

The May 2012 Annual General Meeting of Shareholders appointed KPMG to audit the Company’s financial statements. We prepare the SAP AG financial statements in accordance with the German Commercial Code and our consolidated financial statements in accordance with IFRSs. We prepare a management report, as required by the German Commercial Code, and the Annual Report on Form 20-F in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board examines and approves the SAP AG financial statements, the consolidated financial statements, and the combined management report.

In addition to our annual financial statements, we also prepare quarterly reports for the first, second, and third quarters. Our quarterly reports comply with the German Securities Trading Act and are submitted to the Audit Committee of the Supervisory Board before they are published.

In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. To meet them, our global risk management system supports risk planning, identification, analysis, handling, and resolution. We maintain standard documentation of all our internal control structures and continually evaluate their effectiveness. As a company listed on the NYSE, we instruct our auditor, KPMG, to conduct an annual audit of our internal control over financial reporting in accordance with the requirements of the Sarbanes-Oxley Act, section 404. The audit as at December 31, 2012, confirmed that our internal control is effective. In compliance with the reporting requirements in the German Commercial Code, sections 289 (5) and 315 (2) (5), the combined SAP AG and SAP Group management report contains full information about the principal features of the internal controls and risk management structure applying to SAP’s consolidated financial reporting.

Corporate Governance Report      21

Report by the Supervisory Board

PROFESSOR

HASSO PLATTNER

Chairperson of the

Supervisory Board of SAP AG

Dear Shareholders,

The financial year 2012 was another record year for SAP. The Company achieved the best results in its history, exceeding its own guidance in the process. This is proof that the innovation-centric growth strategy introduced by the Executive Board three years ago is paying off: Non-IFRS total revenue came in at €16.3 billion, non-IFRS software and cloud subscription revenue rose 21% to €5 billion, and the fourth quarter was the twelfth quarter in a row in which SAP reported double-digit growth in non-IFRS software and software-related service revenue. SAP continued to expand its market share in 2012, outpacing the overall software market two-to-one and thus significantly outperforming its main competitors.

SAP also strengthened its position in cloud computing substantially in 2012 by acquiring the two leading cloud providers – SuccessFactors and Ariba. In addition, the Company focused its investments on innovation, notably in the development of its SAP HANA in-memory technology, which ultimately enabled SAP to launch the SAP Business Suite powered by SAP HANA in January 2013. These high investments in the future of SAP are drivers of additional growth and, in 2012, led to a 7% increase in non-IFRS operating profit (at constant currencies) to €5.02 billion, slightly under the Company’s forecast. Non-IFRS profit after tax likewise rose 7%, to €3.61 billion.

IFRS profit after tax decreased 18% compared to 2011 to €2.83 billion. This is an effect of developments in the TomorrowNow legal proceedings in 2011, which had positively impacted the 2011 figures: In 2011, SAP considerably reduced the provision it had recorded for the TomorrowNow litigation, which, in turn, contributed €444 million to the rise in profit after tax for 2011.

Consistent application of SAP’s customer-oriented innovation strategy played a major role in the high growth momentum. At the center of this success is SAP HANA, the Company’s breakthrough in-memory technology that has written a new chapter in software history. SAP HANA makes real-time management of entire enterprises possible, thus allowing companies to develop completely new business models and target individual customers. In 2012, revenue from SAP HANA surged to €392 million, representing a triple-digit year-on-year increase of 142%. This makes SAP HANA the fastest-growing product in the Company’s history. After just 18 months on the market, it already contributed significantly to SAP’s success in 2012.

22      To Our Stakeholders

And this innovative technology is just the beginning. SAP HANA is opening up revolutionary new possibilities in all five SAP market categories – Applications, Analytics, Cloud, Mobile and Database and Technology. Through the combination of SAP products and solutions with the SAP HANA platform, customers can simplify their IT infrastructure, save costs, and make better decisions based on real-time insight into their business. SAP Business Suite will also benefit from this new technology. Launched in January 2013, the SAP Business Suite powered by SAP HANA clearly demonstrates the power and potential of this key innovation. SAP is convinced that the SAP Business Suite powered by SAP HANA will play as great a role for companies as the introduction of SAP R/3 more than 20 years ago.

The cloud is another strategic growth market of great importance to SAP. With SuccessFactors and Ariba, SAP is now clearly a leading player in the cloud, where customers access their software easily, quickly, and directly via the Internet. Businesses looking for simplification and cost-savings can take advantage of cloud solutions and move non-differentiating core processes into the cloud. SAP is already clearly experiencing the combined growth power of SuccessFactors and Ariba. SAP currently has over 6,000 customers and more than 20 million users in the cloud. Its cloud offering addresses core business areas – money, customers, suppliers, and people. Furthermore, SAP Business ByDesign® and SAP Business One offer a full suite in the cloud designed for small and midsize companies. The acquisition of Ariba added the power of the largest business network to SAP’s cloud portfolio. The network makes it possible for SAP to deliver gains in productivity, collaboration, and agility across the entire value chain of suppliers, partners, and customers.

SAP has seen excellent growth in its mobile business as well. As trends like “bring your own device” continue to take hold, SAP’s mobile offerings enable customers to connect their employees with real-time information on their mobile devices. SAP is benefiting enormously from this. In 2012, its revenue from mobile applications increased 71% to €222 million, successfully reaching the Company’s own, very ambitious growth target. Today, employees can call up real-time business data securely on their mobile devices at any time, from anywhere, thanks to mobile solutions from SAP. And it is SAP’s offerings in database and technology that enable customers to orchestrate SAP solutions from all categories securely and in a stable environment.

In 2012, SAP invested heavily in innovations and in the expansion of its global sales activities so as to be able to seize future growth opportunities in strategic markets. In 2011, SAP announced a major multiyear investment in China. This year, it followed through, not only expanding its employee base in China, but also by holding a Supervisory Board meeting in Shanghai, the first DAX company to do so. SAP believes it is important to have a balanced, global presence, and therefore continues to expand in the world’s growth markets.

At the heart of SAP’s continued success are its more than 64,000 employees. Their huge commitment to SAP’s customers, dedication to the Company, and outstanding innovative drive is what delivers this success. SAP attributes this innovative strength to the broad diversity of the employees, not just in terms of culture or ethnicity, but also in terms of gender. The number of women in management, for example, also increased in 2012. Pleasing too was the fact that employee engagement increased further in 2012. According to the 2012 annual SAP employee survey, a large majority of employees believe in the Company’s strategy and trust the Executive Board. SAP has also kept carbon emissions flat, despite strong growth.

Report by the Supervisory Board      23

SAP’s vision is to “help the world run better and improve people’s lives.” In pursuing this vision, the Company has decided to more clearly illustrate the importance that this vision plays for SAP. It is therefore, for the first time, integrating its financial, social, and environmental reporting into one report (www.sapintegratedreport.com). In this way, SAP wants to transparently show all its target groups that sustainability is an integral and inseparable part of the SAP strategy and brings long-term benefits to SAP’s customers and the Company.

To effectively perform our duties, the Supervisory Board relies on a close cooperation and dialog with the Executive Board, particularly in a challenging economic environment. This is why this report starts by explaining the ongoing close partnership between the two boards. This report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.

COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS

In 2012, we discharged the duties imposed on us by the law and by the Company’s Articles of Incorporation. We were continuously consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of management. We monitored the Executive Board’s management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In addition, the Executive and Supervisory Boards consulted on the Company’s strategic orientation and regularly discussed progress in implementing strategy. We were involved whenever the Executive Board made decisions of fundamental importance to the Company.

The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. Those reports chiefly concerned the Company’s plans, its business performance, the risk situation, risk management, compliance, and transactions of special significance for SAP. The Executive Board also indicated when the Company’s business deviated from the plans and targets and explained the reasons for these deviations.

The content and scope of the Executive Board’s reports fully met the requirements that the Supervisory Board had placed on them. Besides these reports, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of the categories of transactions for which the Executive Board must obtain the Supervisory Board’s consent. The Supervisory Board keeps the list under constant review to see if it requires amendment. It was most recently amended in 2012. The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, focusing on the benefits, risks, and other effects of each transaction. The Supervisory Board agreed to all transactions for which its consent was sought by the Executive Board.

The Executive Board also kept the chairperson of the Supervisory Board fully and continuously informed between meetings of the Supervisory Board and its committees. In particular, the co-CEOs met regularly with the chairperson of the Supervisory Board to discuss SAP’s strategy, planning, the Company’s business performance including the risk situation, risk management, compliance, and other key topics and decisions. The Supervisory Board chairperson was informed without delay of important events that were significant for assessing SAP’s situation and progress or for the management and governance of the Company.

SUPERVISORY BOARD MEETINGS AND RESOLUTIONS

There were four ordinary meetings and two extraordinary meetings of the Supervisory Board in 2012. The resolutions of the Supervisory Board were adopted at these meetings. In addition, a number of resolutions were adopted by circular correspondence vote. The regular election of shareholder and employee representatives on the Supervisory Board also took place in 2012. As a result, the newly elected Supervisory Board held its inaugural meeting immediately following the Annual General Meeting of Shareholders on May 23. It is customary practice for the Supervisory Board to start off its meetings without the Executive Board and first deal with agenda items that either pertain to the Executive Board directly or require an internal discussion among Supervisory Board members. This

24      To Our Stakeholders

was the case at all of the ordinary meetings in 2012 as well as at the extraordinary meeting in April. The Supervisory Board discussed the following topics and, where necessary, made resolutions as follows:

Resolution Adopted by Correspondence in January

Early in January 2012, we adopted a final resolution, moved using the circular correspondence procedure in December 2011, concerning each Executive Board member’s compensation package commencing in 2012, taking into account an opinion on the appropriateness and ambition of the package prepared by compensation consulting firm Hostettler, Kramarsch & Partner (hkp) and a legal opinion prepared by attorneys Allen & Overy concerning the new compensation package. In the same circular correspondence, we adopted a motion confirming the appropriateness of each Executive Board member’s compensation, confirming the terms of the Long Term Incentive Plan (LTI Plan) 2015, and setting the objectives (key performance indicators, or KPIs) and their relative weighting for the Short Term Incentive (STI) 2012 element. In addition, we resolved the matter of Executive Board members’ individual allocation of rights under the RSU Milestone Plan 2015.

Meeting in February

In its meeting on February 16, 2012, the Supervisory Board first received a detailed update on the current developments in the TomorrowNow litigation from its instructed counsel. We were then informed about the final result of the inquiry contracted in November 2010 investigating possible breaches of duty by Executive Board members in connection with the acquisition of TomorrowNow and the related U.S. lawsuit. Until February 2012, there had been no change to the situation described by counsel in the interim reports presented in March and October 2011. We were told that in the course of drawing up the legal opinion, the investigating counsel had still not found any evidence of any breaches of duty by Executive Board members.

We also received and discussed a report from the General and Compensation Committee concerning target achievement under the STI 2011, one of the variable short-term incentive elements of Executive Board compensation for 2011. We first determined the target achievement level against the defined targets, and then decided the payouts for Executive Board members entitled under the STI 2011 by considering this achievement and the discretionary element. In addition, we were informed about the achievement level concerning the annual financial targets for the 2010 and 2011 Medium Term Incentive (MTI) plans. We also resolved the concrete targets concerning the individual KPIs for the STI 2012 approved by correspondence vote in January.

At the recommendation of the General and Compensation Committee, we resolved unanimously to extend Vishal Sikka’s appointment to the Executive Board from January 1, 2013, to December 31, 2017.

The Executive Board then gave us an overview of the reporting year 2011 and reported to us about progress in the implementation of the Company’s strategy for the period to 2015 in the light of the competitive situation. Based on its operational plan for 2012, which the Executive Board presented in detail, we agreed the budget presented by the Executive Board, including the 2012 capital expenditure budget and liquidity plan.

The Executive Board then explained its plans to engage a law company – in which a member of the Supervisory Board is partner – to pursue the judicial enforcement of SAP’s various legal claims. The Supervisory Board agreed to this engagement. The individual member concerned was excluded from the deliberations on and decisions in the respective case, as required to preclude any conflict of interest.

The General and Compensation Committee, the Technology and Strategy Committee, the Audit Committee, and the Finance and Investment Committee reported to us on their meetings. The Compensation Committee reported on its deliberations concerning matters that had been discussed by the full Supervisory Board as well as on the report that the compliance officer had submitted to the Committee in its January meeting. The Technology and Strategy Committee reported on a status report it had received concerning mobile apps that focused specifically on Sybase® Unwired Platform. The Committee then gave us its analysis of a presentation from the Executive Board about the market situation, strategy, and areas for improvement with respect to business intelligence.

Report by the Supervisory Board      25

The Audit Committee described progress on the 2011 financial statements and advised it had been briefed about the results of the audit focus areas. The Audit Comittee also reported on its deliberations on internal control systems and the pending compliance system review. The Finance and Investment Committee first reported on the very successful venture capital activities of SAP and presented its findings concerning the acquisition of SuccessFactors, which had been the subject of its last two meetings in 2011. The Committee then reported learning from the Executive Board about the planned acquisition of datango AG, the sale of Steeb Anwendungssysteme GmbH, and a planned loan from the European Investment Bank. It also updated us on its deliberations regarding the results of the Company’s 2011 acquisitions, SAP’s medium- and long-term financial strategy, and the integration of Sybase. Finally, the Nomination Committee explained its recommendation that Anja Feldmann, professor at the Technische Universität Berlin, be proposed to the Annual General Meeting of Shareholders as candidate for the upcoming election of shareholder representatives on the Supervisory Board.

Meeting in March (Meeting to Discuss the Financial Statements)

At its March 22, 2012, meeting, the Supervisory Board focused principally on SAP AG’s 2011 financial statements and the consolidated financial statements, the audits conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board’s proposed resolution on the appropriation of retained earnings for 2011. The Audit Committee reported on all matters for which it is responsible in connection with the 2011 financial statements, particularly on the form and scope of its examination of the documents relating to the financial statements, and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the audit, the results of the audit, and its discussions about them at the two preceding meetings of the Audit Committee. He also presented the conclusions of the five focuses the Audit Committee had chosen for the audit. The auditor then discussed the results with the Supervisory Board and answered our questions. The Supervisory Board approved the audit. There were no findings from our own examination, so we gave our consent to the SAP AG and consolidated financial statements for 2011. We checked and endorsed the Executive Board’s proposal concerning the appropriation of retained earnings. In addition, we agreed our proposed resolutions for the agenda of the May 2012 Annual General Meeting of Shareholders. The Nomination Committee first presented its deliberations about suitable candidates for election as shareholder representatives on the Supervisory Board and consequently recommended that we propose those candidates to the Annual General Meeting of Shareholders. In the ensuing vote, all members representing the shareholders on the Supervisory Board agreed to follow this recommendation. We adopted a proposal to the Annual General Meeting of Shareholders concerning the election of an auditor for 2012 that followed the recommendation of the Audit Committee.

During this meeting, we were also informed about developments in the growth market China, the new SAP Services strategy, and the business forecast for the first quarter of 2012. Accepting a recommendation from the General and Compensation Committee, we further resolved to amend the 2010 and 2011 MTI elements pursuant to the applicable plan provisions, to eliminate the special effects of the SuccessFactors acquisition on Executive Board compensation.

The General and Compensation Committee, Audit Committee, and Technology and Strategy Committee all gave reports on their recent meetings in relation to the relevant agenda items.

Finally, the head of our legal department gave us an update on the TomorrowNow trial.

Extraordinary Meeting in April

At the extraordinary meeting on April 12, 2012, we thoroughly and conclusively discussed the legal opinion we had commissioned in November 2010 on the question of possible breaches of duty by SAP Executive Board members in connection with the acquisition of TomorrowNow and the related

26      To Our Stakeholders

U.S. lawsuit. As reported orally at the Annual General Meeting of Shareholders on May 23, 2012, the investigation determined that no SAP Executive Board member had committed any liability-based violations of duty to the Company in that regard. The attorneys responsible for the investigation were in attendance at the meeting to explain their findings in detail and to answer our questions.

We then resolved to appoint Lars Dalgaard to the Executive Board and decided on his contract of employment. For this agenda item in particular, we checked that the compensation for Lars Dalgaard as suggested by the General and Compensation Committee was consistent with the Company’s package for Executive Board members and was reasonable and appropriate.

We also deliberated on the reassignment of Executive Board responsibilities and on the creation of a new steering committee in the form of the Global Managing Board. We consented to the creation of the Global Managing Board, which was to consist of Executive Board members plus selected additional members and advise the Executive Board and help it make decisions. Appointments and terminations of additional members would be by the Executive Board and require Supervisory Board consent. In this context, we further resolved that Rob Enslin be appointed to the Global Managing Board.

Extraordinary Meeting in May

At the May 22, 2012, extraordinary meeting, the Executive Board updated us on SAP’s cloud computing activities since the Company’s acquisition of SuccessFactors and reported on the planned measures for structuring responsibilities in the Cloud division.

Next we discussed in depth the preparation and terms of SAP’s acquisition of Ariba, Inc. (Ariba), a company headquartered in Sunnyvale, California, in the United States. In terms of revenue, Ariba is the second biggest cloud services provider in the world, the world’s largest trading network for business customers, and the market leader in cloud-based business transactions. The Executive Board informed us in detail about the benefits of the proposed acquisition. The proposed acquisition of Ariba would not be just another cloud takeover but the acquisition of an online interenterprise business network. Such business networks make it easier for companies to make purchases at their partners and suppliers. SAP’s 195,000 customers (at that point in time) would be able to access the Ariba platform via prebuilt integration points and soon take advantage of Ariba’s cloud-based online trading network. The Executive Board explained in detail its justification of the planned tender offer price based on two fairness opinions (these are independent expert opinions), the internal and external finance requirements, its strategy and schedule for integrating the business, the opportunities the acquisition brought, and the risks it entailed according to due diligence checks. After completion of the acquisition, the Supervisory Board would be asked to approve the appointment of Ariba’s CEO to the Global Managing Board. Next, the Finance and Investment Committee reported that it had met before our meeting to examine and discuss in depth the issues and documents relating to the Ariba acquisition, particularly the due diligence reports. The Committee recommended that we consent to the acquisition of Ariba. After discussing the matter thoroughly, the Supervisory Board authorized the Executive Board to conclude a merger agreement between SAP America, Inc., its subsidiary Angel Expansion Corporation created especially for the acquisition, and Ariba, and to purchase all of the shares of Ariba at a price of US$45 per share. We also authorized the Executive Board to finance part of the purchase price with a credit on the terms it described to us. To this end, we also consented to the proposed internal funding arrangements, which also involved other SAP subsidiaries, required to implement the acquisition.

Inaugural Meeting in May

Immediately after the Annual General Meeting of Shareholders on May 23, 2012, the Supervisory Board held its inaugural meeting. After bidding farewell to members who had resigned from the Supervisory Board, the newly elected Supervisory

Report by the Supervisory Board      27

Board elected Hasso Plattner as chairperson of the Supervisory Board and Christiane Kuntz-Mayr as deputy chairperson. This was followed by the election of members to the Mediation Committee.

Finally, we elected members to the General and Compensation Committee, the Audit Committee, the Finance and Investment Committee, the Technology and Strategy Committee, the Nomination Committee, and the Special Committee.

Meeting in July

The Supervisory Board meeting on July 12, 2012, focused primarily on Luisa Deplazes Delgado’s appointment as SAP’s new chief human resources officer. Luisa Deplazes Delgado was in attendance and introduced herself to us. The General and Compensation Committee then explained its reasons for recommending Luisa Deplazes Delgado’s appointment to the Executive Board. We resolved Luisa Deplazes Delgado’s appointment to the Executive Board as chief human resources officer and labor relations director of SAP AG effective September 1, 2012, as well as her contract of employment and her compensation.

Other focus items were business in the second quarter of 2012, an assessment of the first half of the year, forecasts for the second half of the year, and plans for the future based on the Group’s medium-term strategy for the period to 2015. The Executive Board reported to us on the results from the various lines of business, growth in the Company’s five market categories, SAP’s general competitive position, the positive outcome of the SAPPHIRE conferences, investments in China, and the status of integration of SuccessFactors and Sybase. Members of the Executive Board explained in-depth the Field Services structure and solution and product portfolio management. They also reported on the status of the recently implemented cost-saving measures. In addition, we adopted a resolution to amend the Rules of Procedure of the General and Compensation Committee and the Technology and Strategy Committee. As a result of these agreed amendments, the number of members in the Technology and Strategy Committee was increased to 10 and a deputy chairperson was elected for this Committee.

In anticipation of the successful Ariba acquisition, the Supervisory Board approved the refinancing of the acquisition loan as presented, which involved issuing bonds in euros in several tranches or arranging a private placement in the United States in several tranches (or both).

Meeting in October

Our October 11, 2012, meeting took place in Shanghai, China, and focused on the Company’s market strategy for China. Holding the meeting in China allowed us to gain direct insight into the structures of the Chinese market and its importance for SAP. We also attended several presentations during our visit to SAP Labs China in Shanghai, where we witnessed the innovative power of this development location firsthand.

The Executive Board reported in detail on business in the third quarter, its forecast for the fourth quarter of 2012, and SAP’s position compared to key competitors. Members of the Executive Board then reported to us on the Company’s medium-term revenue goals under its strategy for the period to 2015 and on the success of the measures taken so far to achieve those goals. They also updated us on the integration of Sybase and on business developments in the Cloud line of business since the acquisition of SuccessFactors. They explained SAP’s current cloud portfolio and named the most important customer contracts.

A further item on the agenda was SAP’s market strategy for China. We discussed this matter in depth and received a progress report from the Executive Board with respect to SAP’s marketing activities, current growth status, and further potentials on the Chinese market in the coming years.

At the recommendation of the General and Compensation Committee, we next resolved to make further amendments to STI 2012, MTI 2010, MTI 2011, and LTI 2015 so as to eliminate special effects for Executive Board compensation from the Ariba acquisition.

In agreement with the Executive Board, the Supervisory Board then adopted, for regular publication in October 2012, the annual declaration of implementation of the German Corporate

28      To Our Stakeholders

Governance Code (the “Code” in this report) pursuant to the German Stock Corporation Act, section 161. The General and Compensation Committee reported that it had met immediately before our meeting to examine compliance with the declaration of implementation of the Code. Furthermore the Supervisory Board determined that it has an adequate number of independent members. Some Supervisory Board members currently had business dealings with SAP or held senior positions in companies that currently had business dealings with SAP, or had done so in the course of the year. SAP’s business dealings with these persons or companies are or were at arm’s length. In our view, especially given the limited scope and economic weight of those dealings, those business dealings did not affect the independence of the Supervisory Board members concerned.

At appropriate intervals, normally every October, the Supervisory Board conducts an investigation into the efficiency of its own work, in line with the recommendation in section 5.6 of the Code. Since the term of office of the current Supervisory Board membership only started at the end of the Annual General Meeting of Shareholders on May 23, 2012, this investigation was postponed to 2013. This was to give the newly elected members a chance to make their efficiency assessment on the basis of an adequate number of meetings of the Supervisory Board and its committees.

Resolution Adopted by Correspondence in November

In November, we approved by circular correspondence vote a capital increase from authorized capital in connection with the SAP Share Matching Plan (SMP) 2012. The background to this was the transfer of SAP shares to employees participating in SMP 2012, who for legal or other reasons were unable to use shares from treasury stock for the transfer.

Resolution Adopted by Correspondence in December

In December 2012, we consented by correspondence to a supplement to the RSU Milestone Plan 2015 for Executive Board member Jim Hagemann Snabe, to take into account a change in Danish case law. A further resolution, moved using the circular correspondence procedure in December 2012 concerning the appointment of new regional presidents, was resolved in January 2013 with the consent of the Supervisory Board.

THE WORK OF THE SUPERVISORY BOARD COMMITTEES

The Committees made a key contribution to the work of the Supervisory Board and reported on their work to us. The Committees that were set up in 2012 included (as at December 31, 2012):

¡	General and Compensation Committee: Hasso Plattner (chairperson), Panagiotis Bissiritsas, Wilhelm Haarmann, Lars Lamadé, Bernard Liautaud, Margret Klein-Magar

¡	Audit Committee: Erhard Schipporeit (chairperson), Stefan Schulz, Inga Wiele, Klaus Wucherer

¡	Finance and Investment Committee: Wilhelm Haarmann (chairperson), Panagiotis Bissiritsas, Hartmut Mehdorn, Kurt Reiner

¡

Technology and Strategy Committee: Hasso Plattner (chairperson), Stefan Schulz (deputy chairperson), Pekka Ala-Pietilä, Anja Feldmann, Christiane Kuntz-Mayr, Bernard Liautaud, Kurt Reiner, Mario Rosa-Bian, Inga Wiele, Klaus Wucherer

¡	Mediation Committee: Hasso Plattner (chairperson), Christiane Kuntz-Mayr, Hartmut Mehdorn, Mario Rosa-Bian

¡	Nomination Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Bernard Liautaud

¡	Special Committee: Hasso Plattner (chairperson), Pekka Ala-Pietilä, Wilhelm Haarmann, Margret Klein-Magar, Lars Lamadé, Erhard Schipporeit

The Committees that met or acted were the General and Compensation Committee, the Finance and Investment Committee, the Audit Committee, the Technology and Strategy Committee, the Nomination Committee, and the Special Committee.

For more information about the Supervisory Board committees and their individual duties, see SAP’s corporate governance statement pursuant to the German Commercial Code, section 289a, published on our Public Web site at: www.sap.com/ corporate-en/investors/governance.

During 2012, the Committees focused on the following topics:

¡

The General and Compensation Committee held seven regular meetings and one extraordinary meeting. In its meetings, the Committee discussed the annual report it receives from the capital market compliance officer each January. It also prepared the Supervisory Board’s resolutions concerning

Report by the Supervisory Board      29

Executive Board compensation, the appointment of Lars Dalgaard and Luisa Deplazes Delgado to the Executive Board, the extension of existing Executive Board appointments, and the report from the corporate governance officer. The Committee members met with Luisa Deplazes Delgado in an extraordinary meeting in April to get to know the candidate personally prior to recommending her to the Executive Board. At the July 2012 meeting, the Committee deliberated changes to the Rules of Procedure for the General and Compensation Committee and the Technology and Strategy Committee and resolved its recommendation to the Supervisory Board. At its meeting on September 24, 2012, the Committee discussed the Company’s implementation of the recommendations in the German Corporate Governance Code, prepared the Supervisory Board’s decisions with respect to submission of the implementation declaration and determination of the independence of Supervisory Board members, and resolved to amend the non-competition clause in Executive Board member contracts. At both its March and October 2012 meetings, the Committee agreed its proposed resolutions regarding adjustments to the STI, MTI, and LTI elements of Executive Board compensation. As explained above, the adjustments were aimed at eliminating any special effects arising from the SuccessFactors and Ariba acquisitions. The Committee also discussed succession planning for the Executive Board throughout the year, particularly at its March meeting and at its October meeting. It also consented to the appointment of Bob Calderoni to the Global Managing Board. At its December 2012 meeting, the Committee resolved by circular correspondence vote the agenda for the Supervisory Board meeting on February 14, 2013. It also consented to the secondary employment of an Executive Board member as a supervisory board member or director of a non-SAP company at its July and October 2012 meetings.

¡

The Finance and Investment Committee held five meetings in 2012, one of which was held jointly with the Technology and Strategy Committee. It also adopted one resolution by circular correspondence. At its meeting on February 15, 2012, the Committee discussed the results of the Company’s 2011 acquisitions, received a report about SAP’s medium and long-term financial strategy, and was updated on the status of the integration of Sybase. The April and May 2012 meetings focused on the Syclo and Ariba acquisitions. The Committee received in-depth information from the Executive Board concerning the acquisitions, consented to the Syclo acquisition, and resolved to recommend the Ariba acquisition to the Supervisory Board. At its meeting in July, the Finance and Investment Committee deliberated the capital market refinancing for the Ariba acquisition and resolved its recommendation to the Supervisory Board. In a joint meeting with the Technology and Strategy Committee, also held in July 2012, the two Committees received a status report on SAP’s acquisition strategy and discussed the report on the success of the Company’s 2008–2011 acquisitions. In May 2012, the Finance and Investment Committee approved by circular correspondence vote the establishment of the SAP HANA Real-Time Fund. With a volume of approximately €126 million, the SAP HANA Real-Time Fund provides early-stage venture capital funding for individual companies that develop applications for processing real-time data. At the same time, the Fund offers SAP a communication network of investors and companies in this segment.

¡

The Audit Committee held four physical meetings and four telephone conference meetings in 2012. It deliberated on the SAP AG and consolidated financial statements, the combined management report, and the Annual Report on Form 20-F for 2011. It also discussed the future development of risk management in the Group, the monitoring of the financial reporting process, internal controls, the risk management structure, the internal audit system, and compliance in the SAP Group. In addition, the Committee did preparatory work on the Supervisory Board’s proposal to the Annual General Meeting of Shareholders with respect to the election of an auditor for 2012, and verified the recommended auditor’s independence. Following the election of the auditor, the Audit Committee decided with the auditor on the focus areas of the audit and agreed the auditor’s fee. The Audit Committee deliberated regularly on SAP’s business performance and its impact on the Company’s financial accounting. It discussed with the Executive Board the results for 2011, the results of the 2012 audit, the 2012 quarterly results and quarterly

30      To Our Stakeholders

reports, and the auditor’s quarterly reviews of selected software agreements. The auditor attended all physical Audit Committee meetings and reported in depth on its audit work and on its quarterly reviews of selected software agreements. In addition to these discussions in the physical meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform Committee members about the preparation and review of the quarterly financial reports and about the preliminary quarterly results. The Audit Committee also discussed each respective quarterly report with the Executive Board in these telephone conferences. The Audit Committee also deliberated on intellectual property litigation in the context of monitoring the Company’s internal risk management structures. At the July 11, 2012, meeting, the Audit Committee was informed about KPMG’s planned audit focus areas. The Audit Committee received the latest news on the TomorrowNow litigation, among other things, at its October 10, 2012, meeting. It also discussed the effectiveness of the internal control system, internal audit service, and compliance system. The Committee likewise discussed the internal audit service’s audit plan.

¡

The Technology and Strategy Committee met four times in 2012. It discussed the key trends in the software industry in the years to come and SAP’s corporate and product strategies. The meetings primarily addressed SAP HANA technology and plans to use SAP HANA as the platform for SAP applications. A further focal point was the Company’s cloud computing strategy and its implementation. As already reported above, the Committee also held a joint meeting in July with the Finance and Investment Committee, in which the two Committees discussed SAP’s acquisition strategy and took stock of the recent acquisitions. Last but not least, the Technology and Strategy Committee discussed SAP’s mobile apps strategy, Sybase Unwired Platform, and the Company’s strategy with regard to business intelligence.

¡

The Nomination Committee is composed exclusively of shareholder representatives. It met once in 2012 immediately before the Supervisory Board’s March meeting, to prepare the Supervisory Board’s recommendation for shareholder representatives to the Annual General Meeting of Shareholders and to submit the Committee’s recommendation.

¡

The Special Committee is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and analysis of the facts in connection with the TomorrowNow litigation. It monitored the developments in the case based on information provided by the Executive Board and counsel in the United States. In June 2012, the Special Committee in a circular correspondence vote authorized the Executive Board to conclude a lower court settlement with Oracle in the aforementioned legal action. The Committee was supported in this regard by separate counsel appointed by the Supervisory Board to advise the Committee. The Committee did not meet in 2012. As outlined above, the full Supervisory Board itself discussed the reports and opinions of its legal counsel in depth throughout the first half of the year.

Regular reports from the committees ensured that we were kept fully informed of all matters covered by the committees and were therefore able to discuss and deliberate on those topics thoroughly.

CORPORATE GOVERNANCE

SAP’s corporate governance officer monitored our compliance with those recommendations in the Code with which in our declaration we claim to comply, and reported in full to the Supervisory Board. Members of the Executive Board and of the Supervisory Board had no conflicts of interest that were required to be disclosed to the Supervisory Board pursuant to sections 4.3.4 and 5.5.2 of the Code. The Supervisory Board, as reported above, consented to the conclusion of a contract with a member of the Supervisory Board. In addition, the General and Compensation Committee consented to a business dealing involving a member of the Executive Board, which was

Report by the Supervisory Board      31

consistent with industry standards and immaterial. Other contracts with members of the Executive Board or Supervisory Board that would have required a prior resolution of the Supervisory Board were not concluded.

For more information about Code compliance, see the Executive and Supervisory Boards’ corporate governance report. The Supervisory Board closely examined the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a. We approved the statement in conjunction with the management report.

SAP AG AND CONSOLIDATED ACCOUNTS FOR 2012

KPMG audited the SAP AG and consolidated financial statements for 2012. The Annual General Meeting of Shareholders elected KPMG as the SAP AG and SAP Group auditor on Wednesday, May 23, 2012. The Supervisory Board proposed the appointment of KPMG on the recommendation of the Audit Committee. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee obtained confirmation from KPMG that circumstances did not exist that might prejudice or raise any doubt concerning its independence as the Company’s auditor. In that connection, KPMG informed us of the volume of other services it provided to the Group in the past year and had been engaged to provide in the year to come. The Supervisory Board has agreed with KPMG that the auditor should report to the Supervisory Board and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the German Corporate Governance Code. KPMG examined the SAP AG financial statements prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) as required by the German Commercial Code, section 315a, and the combined SAP AG and SAP Group management report, and certified them without qualification. The auditor thus confirmed that, in its opinion and based on its audit in accordance with the applicable accounting principles, the SAP AG and consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of SAP AG and the SAP Group. The auditor also confirmed that the combined SAP AG and SAP Group management report is consistent with the corresponding financial statements and as a whole gives a suitable view of the position of SAP AG and the SAP Group and of foreseeable opportunities and risks. KPMG had completed its audit of SAP’s internal control over financial reporting and certified without qualification that it complies with the applicable U.S. standards. The auditor states in its opinion that it considers SAP’s internal controls over financial reporting to be effective in all material respects. All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal concerning the appropriation of retained earnings in good time.

On February 21, 2013, the Executive Board prepared the financial accounts of SAP AG and the Group for 2012, comprising the SAP AG financial statements, the consolidated financial statements, and the combined management report, and promptly submitted them to the Supervisory Board.

At the meeting of the Audit Committee on March 21, 2013, and at the meeting of the Supervisory Board on March 21, 2013, the Executive Board explained the financial statements of SAP AG and the SAP Group and its proposal concerning the appropriation of retained earnings. It also explained the Annual Report on Form 20-F to the Audit Committee meeting. At the meetings, members of the Executive Board also answered questions from the Audit Committee and the Supervisory Board.

After the Executive Board had explained them, the Audit Committee and the Supervisory Board reviewed the financial statement documents in the light of KPMG’s audit reports. The representatives of the auditor who attended presented full

32      To Our Stakeholders

reports on the audit and the results of the audit to the Audit Committee and Supervisory Board meetings and explained the audit report. The auditor also reported that it had not identified any material weaknesses in our internal control and risk-management structure for financial reporting. Both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit Committee reported to the Supervisory Board on its own review of the financial accounts, its discussions with the Executive Board and with the auditor, and its supervision of the financial reporting process. It confirmed that as part of its supervisory work, it had addressed the effectiveness of the SAP Group internal control, risk management, and internal auditing structures and found them to be effective.

The Committee also reported that KPMG had told it no circumstances had arisen that might give cause for concern about KPMG’s impartiality and had listed the services it had provided that were not part of the audit. The Committee reported that it had examined the auditor’s independence, taking the non-audit services it had rendered into consideration, and stated that in the Committee’s opinion the auditor possessed the required degree of independence.

The Audit Committee and the Supervisory Board satisfied themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements. On the basis of the report and the Audit Committee’s recommendation, the Supervisory Board approved the audit and, because there were no findings from our own examination, we gave our consent to the SAP AG financial statements, the consolidated financial statements, and the SAP AG and SAP Group management report (including the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a). The financial statements and management report were thus formally adopted. The Supervisory Board’s opinion of the Company and the Group coincided with that of the Executive Board as set out in the combined management report. The Supervisory Board considered the proposal presented by the Executive Board concerning the appropriation of retained earnings. We had regard to the requirements of dividends policy, the effects on the liquidity of the Group, and the interests of the shareholders. We also discussed these matters with the auditor. We then endorsed the Executive Board’s proposal concerning the appropriation of retained earnings. We approved this present report.

2012 COMPENSATION FOR EXECUTIVE BOARD MEMBERS

The Supervisory Board, as reported above, discussed the matter of Executive Board compensation on several occasions in 2012. The discussions focused primarily on setting the key performance indicators (KPI) for the STI 2012, and on the amendments to be made to compensation components to eliminate special effects resulting from acquisitions.

As explained in detail in the Compensation Report, the 2012 total compensation for Executive Board members is made up of a fixed annual salary, a variable compensation component for the current fiscal year (Short-Term Incentive, STI), and a long-term compensation component that is based on the SAP share price (Long-Term Incentive, LTI). The individual variable compensation components developed differently compared to the previous year.

Report by the Supervisory Board      33

The sum of fixed annual salary plus STI 2012 decreased 37% to 43% for all Executive Board members who were also members of the Executive Board in both 2011 and 2012. The main reason for this reduction is that specific targets upon which the STI is based were not met. Even taking into account the medium-term variable compensation component granted for the fiscal year 2010 (MTI 2010), which is scheduled to be paid out at the end of 2012 in accordance with the three-year vesting period, the compensation based on short-term and medium-term components is still 13% to 21% below the short-term compensation paid out in 2011.

On the other hand, the value of the long-term share-based component (LTI) rose significantly in 2012. This increase is due primarily to a higher allocation resulting from revisions to the long-term share-based compensation plan in 2011, which were based on comparative data from other companies. In addition, in connection with the higher LTI allocation, the Supervisory Board places a stronger focus on achieving the long-term goals of the 2015 strategy and thus calls on the Executive Board to pursue sustainable management, particularly with regard to increasing the value of the Company.

The above factors in total translate into a 15% to 51% increase in the 2012 compensation for Executive Board members. The share-based long-term compensation amount actually paid out is influenced on the one hand by the number of vested Restricted Stock Units (RSUs) depending on the corresponding target achievement in 2012, and on the other hand by the average price of SAP stock at the end of January 2016 and thus further stock performance. The LTI amount will only be paid out after this period.

MEMBERSHIP CHANGES ON THE SUPERVISORY BOARD AND EXECUTIVE BOARD

In 2012, the regular elections of the members of the Supervisory Board took place: The employee representatives were elected according to the German Codetermination Act, and the shareholder representatives were elected at the Annual General Meeting of Shareholders on May 23. The new Supervisory Board now consists of shareholder representatives Hasso Plattner (chairperson), Pekka Ala-Pietilä, Anja Feldmann, Wilhelm Haarmann, Bernard Liautaud, Hartmut Mehdorn, Erhard Schipporeit, and Klaus Wucherer, and employee representatives Christiane Kuntz-Mayr (deputy chairperson), Panagiotis Bissiritsas, Margret Klein-Magar, Lars Lamadé, Kurt Rainer, Mario Rosa-Bian, Stefan Schulz, and Inga Wiele.

In addition, the Supervisory Board appointed Lars Dalgaard and Luisa Deplazes Delgado to the Executive Board with effect from April 12, 2012, and September 1, 2012, respectively.

The Supervisory Board thanks the Executive Board, the managers of the Group companies, and all of our employees for their commitment and hard work in 2012. We would also like to thank our customers and partners, who contributed significantly to SAP’s success as well.

For the Supervisory Board

Professor Hasso Plattner
(Chairperson)

34      To Our Stakeholders

Compensation Report1)

COMPENSATION FOR EXECUTIVE AND SUPERVISORY BOARD MEMBERS

This compensation report outlines the criteria that we applied for the year 2012 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based payment plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

COMPENSATION FOR EXECUTIVE BOARD MEMBERS

Compensation System for 2012

Executive Board members’ compensation for 2012 is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.

The Executive Board compensation package is performance-based. In 2012, it had three elements:

¡	A fixed annual salary

¡	A variable short-term incentive (STI) plan to reward performance in the plan year

¡	A Restricted Share Unit-based long-term incentive (LTI) plan tied to the price of SAP shares (RSU Milestone Plan 2015)

The Supervisory Board set a compensation target for the sum of the fixed and the variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2012:

¡	The fixed element is paid as a monthly salary.

¡

The variable compensation under the STI 2012 plan depends on the SAP Group’s performance against the KPI target values for constant currency software revenue growth and non-IFRS constant currency operating margin as well as non-IFRS constant currency cloud subscription and support revenue. In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 14, 2013, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in June 2013.

¡

The long-term incentive element is called the RSU Milestone Plan 2015. “RSU” stands for “restricted share unit.” This four-year plan focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. For each of the four years, the members of the Executive Board are allocated a certain number of SAP RSUs for the respective year based on a budget amount that was granted and paid out to each Executive Board member in 2012 already for the years 2012 through 2015. The number of RSUs allocated to each member for a given year is his or her target amount (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the RSU Milestone Plan 2015 terms) at the beginning of the year in question. If the Executive Board member leaves before the end of a financial year, the RSUs for the respective year as well as the subsequent years are forfeited.

1)	This Compensation report is part of the audited management report.

Compensation Report      35

¡

The number of RSUs an Executive Board member actually earns in respect of a given year could be greater or smaller than the initial allocation. It depends on Company performance against the objectives for that year (a year is a “performance period” in the plan). The objectives derive from SAP’s strategy for the period to 2015. The plan objectives relate to two key performance indicators (KPIs): Our non-IFRS total revenue and our non-IFRS operating profit. The KPI targets have already been set for the entire life of the RSU Milestone Plan 2015 for the years 2012 to 2015 and will merely be adjusted for the effects of key acquisitions.

¡

After the end of each fiscal year, the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. There are objective-based performance hurdles to clear each year before any RSUs can vest. There is also a cap: Normally, the quantity of vested RSUs a member can attain in respect of a plan year is capped at 150% of his or her initial RSU allocation for that year.

¡

The Company strategy underlying the RSU Milestone Plan 2015 focuses on where SAP aims to be by 2015, so the plan gives greater weight to performance against the KPI targets for 2015 (the final year of the plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years are not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failure to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may in the worst case lose all of the vested RSUs allocated to them for 2015.

¡

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year for which the RSUs were allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the plan retains his or her vested RSUs for completed plan years but does not retain any allocated but unvested RSUs for the year during which he or she leaves. If a member leaves the Executive Board before the beginning of the subsequent year, no RSUs are finally allocated.

¡

Each vested RSU entitles its holder to a (gross) payout corresponding to the price of one SAP share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

¡	Subject to the requirements in the German Stock Corporation Act, section 87 (1), the Supervisory Board is entitled to revise the STI and the LTI in extraordinary and unforeseeable circumstances.

¡

The LTI component consists of the issue of RSUs under the terms of the RSU Milestone Plan 2015. For the terms and details of the RSU Milestone Plan 2015, see the Notes to Consolidated Financial Statements section, Note (27). The number of RSUs to be issued to each member of the Executive Board in 2012 by way of long-term incentive was decided by the Supervisory Board on February 16, 2012.

The contracts of Executive Board members Bill McDermott, Lars Dalgaard, and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

In prior years, the Executive Board members were granted a variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years. The variable compensation under the MTI 2010 granted for the fiscal year 2010 depends on the SAP Group’s performance over the three years 2010 to 2012 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that is assessed by the Supervisory Board at the end of the plan period. The close of the fiscal year 2012 represents the end of the plan period for the MTI 2010, and therefore the corresponding entitlement under the MTI 2010 is included in the compensation for the fiscal year 2012. The payment will be due after the Annual General Meeting of Shareholders in June 2013. MTI 2011 will pay out in 2014 respectively.

36      To Our Stakeholders

Executive Board Members’ Compensation for the Financial Year 2012

€ thousands

	Fixed Elements		Performance- Related Element			Compensation for 20121)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other2)	STI	MTI 2010	Share-Based Payment (RSU Milestone Plan 2015)1),3)
Bill McDermott (co-CEO)4)	1,203.3	415.9	1,581.5	1,259.6	4,318.4	8,778.7
Jim Hagemann Snabe (co-CEO)	1,150.0	163.8	1,545.7	1,067.6	4,318.4	8,245.5
Dr. Werner Brandt	700.0	26.7	935.5	645.1	1,549.1	3,856.4
Lars Dalgaard (from April 12, 2012)6)	528.9	0	690.4	0	1,156.2	2,375.5
Luisa Deplazes Delgado (from September 1, 2012)	233.3	96.4	193.9	0	414.4	938.0
Gerhard Oswald	700.0	16.5	935.5	645.1	1,549.1	3,846.2
Dr. Vishal Sikka5)	733.4	143.9	957.2	635.1	1,549.1	4,018.7

Total	5,248.9	863.2	6,839.7	4,252.5	14,854.7	32,059.0

1)	Compensation attributable to Executive Board members for the financial year 2012 including the plan tranche 2012 of LTI 2015 based on the grant value at time of grant

2)	Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs, non-recurring payments, use of aircraft, tax

3)	Fair value at the time of grant

4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €53,300; profit-sharing bonus for 2012: €35,800; MTI 2010: €192,000

5)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €33,400; profit-sharing bonus for 2012: €21,700; MTI 2010: €57,200

6)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €24,900; profit-sharing bonus for 2012: €15,600

In 2012, in addition to the LTI grant for 2012, Executive Board members have already received the LTI grants for the years 2013 to 2015, which are dependent on their uninterrupted tenure as Executive Board member in the years in question. Although these allocations are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years, for the purpose of disclosure in the Compensation Report the grants must be included in the total compensation for Executive Board members for the year in which the grants were allocated pursuant to section 314 of the German Commercial Code. Vesting of a plan tranche is dependent on the respective Executive Board member’s continuous service for the Company in the respective fiscal year. The contracts of Werner Brandt and Gerhard Oswald are currently set to expire in mid-2014, while the contracts of Lars Dalgaard and Luisa Deplazes Delgado are set to expire in mid-2015. As a result, the LTI allocations for the years 2014 to 2015 (for Werner Brandt and Gerhard Oswald) and the LTI allocations for the year 2015 (for Lars Dalgaard and Luisa Deplazes Delgado) had not yet been allocated with legally binding force in 2012.

Compensation Report      37

Assuming uninterrupted service on the Executive Board during the period in question, additional grants for Executive Board members for future years shall be €4,390,000 for each co-CEO and €1,574,800 for each regular Executive Board member, in each of 2013, 2014, and 2015 (except Luisa Deplazes Delgado, who shall receive €1,291,600 for the year 2013). The total compensation for 2012 pursuant to section 314 of the German Commercial Code, in other words, including this additional compensation as well as the long-term compensation tranches granted but not yet earned, amounts to €72,288,800, thereof: Bill McDermott: €21,948,700, Jim Hagemann Snabe €21,415,500, Werner Brandt €5,431,200, Lars Dalgaard €5,524,900, Luisa Deplazes Delgado €3,804,400, Gerhard Oswald €5,421,000, Vishal Sikka €8,743,100.

Assuming 100% target achievement, the amounts the MTI 2011 will pay out in 2014 are as follows:

MTI Target Payouts

€ thousands

MTI 2011 Target Payouts 2014
Bill McDermott (co-CEO)	820.0
Jim Hagemann Snabe (co-CEO)	820.0
Dr. Werner Brandt	495.5
Gerhard Oswald	495.5
Dr. Vishal Sikka	495.5

Total	3,126.5

The share-based payment amounts in 2012 result from the following RSUs under the RSU Milestone Plan 2015.

38      To Our Stakeholders

Share-Based Payment Under RSU Milestone Plan 2015

	Grants for 2012
	Quantity	Grant Value per Unit at Time of Grant	Total Grant Value at Time of Grant
		€	€ thousands
Bill McDermott (co-CEO)	95,414	45.26	4,318.4
Jim Hagemann Snabe (co-CEO)	95,414	45.26	4,318.4
Dr. Werner Brandt	34,226	45.26	1,549.1
Lars Dalgaard (from April 12, 2012)	24,594	47.01	1,156.2
Luisa Deplazes Delgado (from September 1, 2012)	8,332	49.73	414.4
Gerhard Oswald	34,226	45.26	1,549.1
Dr. Vishal Sikka	34,226	45.26	1,549.1

Total	326,432		14,854.7

Total Executive Board Compensation in 2011

€ thousands

	Fixed Elements		Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)2)
Bill McDermott (co-CEO)3)	1,279.9	408.0	3,935.5	950.0	6,573.4
Jim Hagemann Snabe (co-CEO)	1,150.0	107.6	3,271.2	950.0	5,478.8
Dr. Werner Brandt	700.0	29.7	1,979.6	577.0	3,286.3
Gerhard Oswald	700.0	34.5	1,979.6	577.0	3,291.1
Dr. Vishal Sikka4)	700.0	120.5	2,103.7	577.0	3,501.2
Dr. Angelika Dammann (member until July 8, 2011)5)	466.7	45.9	1,163.1	384.7	2,060.4

Total	4,996.6	746.2	14,432.7	4,015.7	24,191.2

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement of legal and tax advice fees, non-recurring payments, use of aircraft, tax

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2011: €129,900; profit-sharing bonus for 2011: €664,300

4)	Includes a discrete payment arising through application of the fixed exchange-rate clause to the following item: Profit-sharing bonus for 2011: €124,100

5)

Angelika Dammann’s appointment as member of the Executive Board ended on July 8, 2011. Her contract with SAP AG ended on August 31, 2011. Due to the end of her contract on August 31, 2011, the number of virtual options issued to her in 2011 was reduced. The amount of the Short-Term Incentive includes pro rata temporis amounts of the STI 2011 (€585,000), the MTI 2011 (€330,300) and the MTI 2010 (€247,800).

Compensation Report      39

Share-Based Payment Under SAP SOP 2010 (2011 Grants)

	2011 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant
		€	€ thousands
Bill McDermott (co-CEO)	112,426	8.45	950.0
Jim Hagemann Snabe (co-CEO)	112,426	8.45	950.0
Dr. Werner Brandt	68,284	8.45	577.0
Gerhard Oswald	68,284	8.45	577.0
Dr. Vishal Sikka	68,284	8.45	577.0

Total	429,704		3,631.0

END-OF-SERVICE BENEFITS

Regular End-of-Service Undertakings

Retirement Pension Plan

Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat, or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance.

If service is ended before the retirement age of 60 is reached, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

Exceptional retirement pension agreements apply to the following Executive Board members:

¡

Prior to May 18, 2012, Bill McDermott and Vishal Sikka had rights to future benefits under the pension plan of SAP America. The pension plan of SAP America was a cash balance plan that on retirement provided either monthly pension payments or a lump sum. The pension became available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provided earlier payment or invalidity benefits. The portion of the SAP America pension plan classified as “Qualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA) was terminated and all account balances were liquidated from the plan on May 18, 2012. Bill McDermott and Vishal Sikka transferred their account balance into their third-party pension accounts.

¡

Bill McDermott still has rights to future benefits under the portion of the SAP America pension plan classified as “Non-Qualified Retirement Plan” according to ERISA. The “Non-Qualified” pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits within this plan.

40      To Our Stakeholders

¡

SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions are based on Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally, in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2012, SAP paid contributions for Bill McDermott totaling €1,053,600 (2011: €470,800) and for Vishal Sikka totaling €215,300 (2011: €95,700).

¡

Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2012, SAP paid contributions totaling €283,400 (2011: €283,800).

¡

Gerhard Oswald’s performance-based retirement plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits will increase by further annual contributions because he will remain a member of the Executive Board after his 60th birthday until his retirement on June 30, 2014.

¡

Lars Dalgaard has no entitlements under the pension plan for Executive Board members. SAP made no retirement pension plan contributions to a third-party pension plan with respect to Lars Dalgaard in 2012.

Total Projected Benefit Obligation (PBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands

	Bill McDermott (co-CEO)1)	Dr. Werner Brandt	Luisa Deplazes Delgado (from September 1, 2012)	Gerhard Oswald	Dr. Vishal Sikka1)	Total
PBO January 1, 2011	1,073.2	1,284.3	n.a.	4,127.4	46.7	6,531.6
Less plan assets market value January 1, 2011	52.6	921.7	n.a.	3,374.9	45.0	4,394.2

Accrued January 1, 2011	1,020.6	362.6	n.a.	752.5	1.7	2,137.4
PBO change in 2011	66.3	215.4	n.a.	358.1	6.4	646.2
Plan assets change in 2011	4.0	209.3	n.a.	436.3	3.5	653.1
PBO December 31, 2011	1,139.5	1,499.7	n.a.	4,485.5	53.1	7,177.8
Less plan assets market value December 31, 2011	56.6	1,131.0	n.a.	3,811.2	48.5	5,047.3

Accrued December 31, 2011	1,082.9	368.7	n.a.	674.3	4.6	2,130.5
PBO change in 2012	-64.4	541.8	55.1	1,231.3	-53.1	1,710.7
Plan assets change in 2012	-56.6	217.0	48.3	383.3	-48.5	543.5
PBO December 31, 2012	1,075.1	2,041.5	55.1	5,716.8	0	8,888.5
Less plan assets market value December 31, 2012	0	1,348.0	48.3	4,194.5	0	5,590.8

Accrued December 31, 2012	1,075.1	693.5	6.8	1,522.3	0	3,297.7

1)	Prior to May 18, 2012, the qualified portion of the SAP America pension plan was terminated and account balances transferred to third-party pension accounts.

Compensation Report      41

The table below shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2012.

Annual Pension Entitlement

€ thousands

	Vested on December 31, 2012	Vested on December 31, 2011
Bill McDermott (co-CEO)1)	78.1	98.3
Dr. Werner Brandt	88.2	80.6
Luisa Deplazes Delgado (from September 1, 2012)3)	2.3	n.a.
Gerhard Oswald2)	259.9	243.7
Dr. Vishal Sikka1)	n.a.	6.5

1)

The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America pension plan. Prior to May 18, 2012, the qualified portion of the SAP America, Inc., pension plan was terminated and accounts were transferred to thirdparty pension accounts.

2)

Due to the extension of Gerhard Oswalds contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2012.

3)

Due to changes in tax regulations in Germany, for commitments after January 1, 2012, the minimum age to receive pension payments increased to age 62. The value shown for Luisa Deplazes Delgado represents the retirement pension entitlement that she would receive at the age of 62 based on the entitlements vested on December 31, 2012.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.

Postcontractual Non-Compete Provisions

During the agreed 12-month postcontractual non-compete period, each Executive Board member receives abstention payments corresponding to 50% of his or her final average contractual compensation as agreed in the respective contract on an individual basis.

The following table presents the net present values of the postcontractual non-compete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2012. Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands

	Contract Term Expires	Net Present Value of Postcontractual Non-compete Abstention Payment
Bill McDermott (co-CEO)	June 30, 2017	4,165.9
Jim Hagemann Snabe (co-CEO)	June 30, 2017	3,912.9
Dr. Werner Brandt	June 30, 2014	1,898.2
Lars Dalgaard (from April 12, 2012)	April 11, 2015	1,163.4
Luisa Deplazes Delgado (from September 1, 2012)	August 31, 2015	464.6
Gerhard Oswald	June 30, 2014	1,905.3
Dr. Vishal Sikka	December 31, 2017	1,880.9

Total		15,391.2

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she has not served SAP as a member of its Executive Board for at least one year or if he or she leaves SAP AG for reasons for which he or she is responsible.

42      To Our Stakeholders

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring, or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

Postcontractual Non-Compete Provisions

Abstention compensation for the postcontractual non-compete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives the monthly basic salary for a further 12 months starting from the date the permanent disability is determined.

Payments to Former Executive Board Members

In 2012, we paid pension benefits of €1,360,000 to Executive Board members who had retired before January 1, 2012 (2011: €1,346,000). At the end of the year, the PBO for former Executive Board members was €30,551,000 (2011: €25,267,000). Plan assets of €26,054,000 are available to service these obligations (2011: €25,788,000).

EXECUTIVE BOARD MEMBERS’ LONG-TERM INCENTIVES

Members of the Executive Board hold or held throughout the year share-based payment rights under the RSU Milestone Plan 2015 (which was granted in 2012) as well as the SAP SOP 2010, SOP Performance Plan 2009, and SAP SOP 2007 programs (which were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements section, Note (27).

RSU Milestone Plan 2015

The table below shows Executive Board members’ holdings, on December 31, 2012, of restricted share units issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015.

Compensation Report      43

RSU Milestone Plan 2015

	Year Granted	Holding on January 1, 2012	Grants in 2012		Units Vested	Forfeited Units	Holding on December 31, 2012
		Quantity	Quantity	Remaining Term in Years	Quantity of RSUs	Quantity of RSUs	Quantity of RSUs	Remaining Term in Years
Bill McDermott (co-CEO)	2012	–	95,414	3.98	127,425	–	127,425	3.08
Jim Hagemann Snabe (co-CEO)	2012	–	95,414	3.98	127,425	–	127,425	3.08
Dr. Werner Brandt	2012	–	34,226	3.98	45,709	–	45,709	3.08
Lars Dalgaard (from April 12, 2012)	2012	–	24,594	3.81	32,845	–	32,845	3.08
Luisa Deplazes Delgado (from September 1, 2012)	2012	–	8,332	3.42	11,127	–	11,127	3.08
Gerhard Oswald	2012	–	34,226	3.98	45,709	–	45,709	3.08
Dr. Vishal Sikka	2012	–	34,226	3.98	45,709	–	45,709	3.08

Total		–	326,432		435,950	–	435,950

The holding on December 31, 2012, reflects the number of RSUs issued in 2012 multiplied by the 133.55% target achievement.

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2012, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 are exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

44      To Our Stakeholders

SAP SOP 2010 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott	2010	40.80	135,714	5.69	–	–	–	–	135,714	4.69
(co-CEO)	2011	48.33	112,426	6.44	–	–	–	–	112,426	5.44
Jim Hagemann Snabe	2010	40.80	135,714	5.69	–	–	–	–	135,714	4.69
(co-CEO)	2011	48.33	112,426	6.44	–	–	–	–	112,426	5.44
Dr. Werner Brandt	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44
Gerhard Oswald	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44
Dr. Vishal Sikka	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44

Total			948,416		–	–	–	–	948,416

SOP Performance Plan 2009

The table below shows the current Executive Board members’ holdings, on December 31, 2012, of virtual share options issued under the SOP Performance Plan 2009.

The strike price for an option varies with the performance of SAP shares over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.

The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. In this case, the options have been exercisable since May 2011.

Compensation Report      45

SOP Performance Plan 2009 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Jim Hagemann Snabe (co-CEO)	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Dr. Werner Brandt	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Gerhard Oswald	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Dr. Vishal Sikka1)	2009	variable	35,588	2.35	35,588	60.40	–	–	–	–

Total			446,268		446,268		–	–	–	–

1)	The holding was allocated before appointment to the Executive Board in 2010.

The share options had a value of €3.47 per option on their exercise date in 2012.

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2012, of virtual share options issued to them under the SAP SOP 2007 plan since its inception, including virtual share options issued to them both during and before their respective membership of the Executive Board.

The strike price for an option is 110% of the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period. The options issued in 2008 have been exercisable since March 2010, following expiration of the two-year vesting period.

46      To Our Stakeholders

SAP SOP 2007 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Dr. Vishal Sikka1)	2008	35.96	17,571	1.18	17,571	48.43	–	–	–	–

Total			17,571		17,571		–	–	–	–

1)	The holding was allocated before appointment to the Executive Board in 2010.

Total expense for Share-Based payment

In the report year and the prior year, total expense for the share-based payment plans of Executive Board members was recorded as follows.

Total Expense for Share-Based Payment

€ thousands

	2012	2011
Bill McDermott (co-CEO)	16,239.0	1,053.5
Jim Hagemann Snabe (co-CEO)	16,239.0	1,052.9
Dr. Werner Brandt	4,998.1	621.9
Lars Dalgaard (from April 12, 2012)	4,239.6	n.a.
Luisa Deplazes Delgado (from September 1, 2012)	2,795.6	n.a.
Gerhard Oswald	6,417.0	621.9
Dr. Vishal Sikka	6,500.3	652.8

Total	57,428.6	4,003.0

The expense recognition follows the regulations as set under IFRS 2 “Share-Based Payments”. Because the RSU Milestone Plan 2015 tranches for 2013 to 2015 were already allocated at the beginning of 2012, a portion of this expense is already included in the expenses for the financial year 2012, even though these future tranches depend on the achievement of specific financial targets in future periods.

SHAREHOLDINGS AND TRANSACTIONS OF EXECUTIVE BOARD MEMBERS

No member of the Executive Board holds more than 1% of the ordinary shares of SAP AG. Members of the Executive Board held a total of 35,271 SAP shares on December 31, 2012 (2011: 20,569 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2012.

Compensation Report      47

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
Bill McDermott (co-CEO)	May 23, 2012	Purchase of ADRs	3,000	US$58.0000
	May 24, 2012	Purchase of ADRs	1,000	US$57.5000
Dr. Werner Brandt	May 24, 2012	Share purchase	2,300	€46.3555
Gerhard Oswald	May 24, 2012	Share purchase	2,112	€46.8892
Jim Hagemann Snabe (co-CEO)	May 24, 2012	Share purchase	4,290	€46.7000
Dr. Vishal Sikka	September 11, 2012	Purchase of ADRs	2,000	US$69.3984

EXECUTIVE BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2012 or the previous year.

As far as the law permits, SAP AG and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP AG as required by section 93 (2) of the German Stock Corporation Act.

COMPENSATION FOR SUPERVISORY BOARD MEMBERS

Compensation System

Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on its shares.

The fixed element is €100,000 for the chairperson, €70,000 for the deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee €10,000, provided that the committee concerned has met in the year. The chairperson of the audit committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.

The variable compensation element is €10,000 for the chairperson, €8,000 for the deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for the deputy chairperson, and €150,000 for other members of the Supervisory Board.

Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson and to the remuneration for the chairperson and the members of a committee.

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 4, 2013, the compensation paid to Supervisory Board members in respect of 2012 will be as set out in the table below.

48      To Our Stakeholders

Supervisory Board Members’ Compensation in 2012

€ thousands

	2012				2011
	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	60.0	150.0	310.0	100.0	100.0	150.0	350.0
Christiane Kuntz-Mayr (deputy chairperson from May 23, 2012)	67.5	10.0	128.3	205.8	50.0	10.0	100.0	160.0
Pekka Ala-Pietilä	50.0	20.0	100.0	170.0	50.0	30.0	100.0	180.0
Thomas Bamberger (until May 23, 2012)	20.8	6.3	41.7	68.8	50.0	15.0	100.0	165.0
Panagiotis Bissiritsas	50.0	24.2	100.0	174.2	50.0	20.0	100.0	170.0
Prof. Anja Feldmann (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Prof. Dr. Wilhelm Haarmann	50.0	30.0	100.0	180.0	50.0	50.0	100.0	200.0
Margret Klein-Magar (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Peter Koop (until May 23, 2012)	20.8	4.2	41.7	66.7	50.0	20.0	100.0	170.0
Lars Lamadé (deputy chairperson until May 23, 2012)	62.5	10.0	120.8	193.3	70.0	28.3	130.0	228.3
Bernard Liautaud	50.0	16.7	100.0	166.7	50.0	10.0	100.0	160.0
Dr. Gerhard Maier (until May 23, 2012)	20.8	10.4	41.7	72.9	50.0	25.0	100.0	175.0
Dr. h. c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Dr. Hans-Bernd Meier (until May 23, 2012)	20.8	0	41.7	62.5	20.8	0	41.7	62.5
Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (until May 23, 2012)	20.8	18.8	41.7	81.3	50.0	55.0	100.0	205.0
Dr. Kurt Reiner (from May 23, 2012)	33.3	13.3	66.7	113.3	n.a.	n.a.	n.a.	n.a.
Mario Rosa-Bian (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Dr. Erhard Schipporeit	50.0	25.0	100.0	175.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	24.2	100.0	174.2	50.0	30.0	100.0	180.0
Inga Wiele (from May 23, 2012)	33.3	16.7	66.7	116.7	n.a.	n.a.	n.a.	n.a.
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer	50.0	20.0	100.0	170.0	50.0	10.0	100.0	160.0
Compensation for former Supervisory Board Members	n.a.	n.a.	n.a.	n.a.	33.3	16.7	66.7	116.7

Total	900.8	339.6	1,740.8	2,981.3	874.1	465.0	1,688.3	3,027.5

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.

The total compensation of all Supervisory Board members in 2012 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,083,500 (2011: €1,688,300). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2012 and 2011 respectively.

Compensation Report      49

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partner-schaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2012, the fees for such services totaled €9,400 (2011: €358,800).

LONG-TERM INCENTIVES FOR THE SUPERVISORY BOARD

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

SHAREHOLDINGS AND TRANSACTIONS OF SUPERVISORY BOARD MEMBERS

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 121,348,807 SAP shares on December 31, 2012 (December 31, 2011: 121,515,102 SAP shares), representing 9.878% (2011: 9.895%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP AG share capital at the end of 2012 or of the previous year. Members of the Supervisory Board held a total of 121,363,858 SAP shares on December 31, 2012 (December 31, 2011: 121,524,139 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2012:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity		Unit Price in €
Christiane Kuntz-Mayr	February 15, 2012	Share sale1)	7,700		48.6107
Hasso Plattner	November 7, 2012	Share purchase	3,029,994		57.3400
	November 8, 2012	Share sale	3,029,994		56.1600
	November 8, 2012	Share purchase	3,029,994		56.1600
	November 28, 2012	Share sale	[2]	)	[2]	)

1)	Sale of shares in line with the LTI Plan 2000

2)

The notifying party (Hasso Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the monthly sale of SAP shares with a fair value of €10,000,000 per month. The sale will be carried out at the banks own discretion in the stock market or over the counter, for the first time in November 2012 and then again in the months January through November 2013. Price Targeted is the volume-weighted average (stock market) price of the SAP share on the relevant day of sale. No. of items Total amount traded divided by the relevant sale price of the sold shares.

SUPERVISORY BOARD: OTHER INFORMATION

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2012 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code.

50      To Our Stakeholders

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, finances, and operating results of the Group, and the management report of the Group and SAP AG includes a fair review of the development and performance of the business and the position of the Group and SAP AG, together with a description of the principal opportunities and risks associated with the expected development of the Group and SAP AG.

Walldorf, February 21, 2013

SAP AG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Lars Dalgaard

Luisa Deplazes Delgado	Gerhard Oswald

Vishal Sikka

Responsibility Statement      51

Independent Auditor’s Report

TO SAP AG

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of SAP AG, Walldorf and its subsidiaries (“SAP” or “the Company”), which comprise the consolidated statement of financial position as of December 31, 2012, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes to the consolidated financial statements for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements. This includes the responsibility that the consolidated financial statements give a true and fair view of the Company’s net assets, financial position, and results of operations in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (“EU”), the supplementary provisions of German law to be applied in accordance with the German Commercial Code (Handels- gesetzbuch, “HGB”), section 315a (1), and IFRSs as issued by the International Accounting Standards Board. Management’s responsibility includes maintaining such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with HGB, section 317, and German generally accepted standards for the audit of consolidated financial statements, promulgated by the Institut der Wirtschaftsprüfer (“IDW”), and in supplementary compliance with International Standards on Auditing and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the Company’s net assets and financial position as of December 31, 2012; and of its results of operations for the year then ended, in accordance with IFRSs as adopted by the EU, the supplementary provisions of German law to be applied in accordance with HGB, section 315a (1), and IFRSs as issued by the International Accounting Standards Board.

52      To Our Stakeholders

Report on the Management Report

We have audited the accompanying combined management report for SAP Group and SAP AG (“management report”) for the business year ended December 31, 2012.

Management’s Responsibility for the Management Report

Management is responsible for the preparation of the management report in accordance with the provisions of German law to be applied in accordance with HGB, section 315a (1), the German Accounting Standards Nos. 17 and 20 (GAS 17, GAS 20) and the provisions of the IFRS Practice Statement Management Commentary.

Auditor’s Responsibility

Our responsibility is to express an opinion on this management report based on our audit. We conducted our audit of the management report in accordance with HGB, section 317 (2), and German generally accepted standards for the audit of management reports promulgated by the IDW. Those standards require that we plan and perform the audit of the management report in such a way that we obtain reasonable assurance about whether the management report is consistent with the consolidated financial statements and the findings from our audit of the consolidated financial statements and as a whole provides a suitable understanding of the Company’s position and suitably presents the opportunities and risks of future development.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In accordance with HGB, section 322 (3) sentence 1, we declare that our audit has not led to any reservations.

In our opinion, based on our audit of the consolidated financial statements and the management report, the management report is consistent with the consolidated financial statements and as a whole, provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.

Report on the Effectiveness of Internal Control over Financial reporting in the Consolidated Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States)

We have audited SAP’s internal control over financial reporting in the consolidated financial statements as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control

Management is responsible for maintaining effective internal control over financial reporting in the consolidated financial statements, and for the assessment of its effectiveness, as included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements.

A company’s internal control over financial reporting in the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting in the consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Independent Auditor’s Report      53

Because of its inherent limitations, internal control over financial reporting in the consolidated financial statements may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Auditor’s Responsibility

Our responsibility is to express an opinion on SAP’s internal control over financial reporting in the consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting in the consolidated financial statements was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting in the consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, SAP maintained, in all material respects, effective internal control over financial reporting in the consolidated financial statements as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

Mannheim, February 21, 2013

KPMG AG

Wirtschaftsprüfungsgesellschaft

Dr. Gutsche	Meurer
Wirtschaftsprüfer	Wirtschaftsprüfer

54      To Our Stakeholders

SAP SOLUTIONS FOR

PRODUCT SAFETY

TOUCH $5 TRILLION OF

ALL MANUFACTURED

GOODS

56	Combined Management report

57	General Information About This Management Report

58	Vision, Mission, and Strategy

60	Business Activity and Organization

61	Portfolio of Products, Solutions, and Services

67	Sales, Marketing, and Distribution

68	Customers

70	Research and Development

74	Partner Ecosystem

76	Acquisitions

77	Employees and Social Investments

82	Energy and Emissions

84	Measures Cited in This Report

92	Economic Conditions

94	Assets, Finances, and Operating Results

112	Assets, Finances, and Operating Results of SAP AG

115	Overall Financial Position

116	Corporate Governance

117	Information Concerning Takeovers

120	Opportunity Report

123	Risk Report

148	Supplementary Report

148	Outlook

General Information About This Management Report

FORWARD-LOOKING STATEMENTS

This management report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Factors section.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Report, our outlook guidance, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

BASIS OF PRESENTATION

This management report by SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” or “Company”) has been prepared in accordance with sections 315 and 315a of the German Commercial Code and German Accounting Standards No. 17 and 20. The management report is also a management commentary complying with the International Financial Reporting Standards (IFRS) Practice Statement Management Commentary.

All of the information in this report relates to the situation on December 31, 2012, or the fiscal year ended on that date, unless otherwise stated.

The report contains references to additional information in other parts of the SAP Integrated Report that is available online. This additional information is not part of the management report.

General Information About This Management Report      57

Vision, Mission, and Strategy

SAP was founded in 1972 and is the world leader in enterprise applications in terms of software and software-related service revenue, and the world’s third-largest independent software manufacturer based on market capitalization. With more than 232,000 customers in over 180 countries, the SAP Group includes subsidiaries in every major country and employs more than 64,000 people.

HELPING THE WORLD RUN BETTER

The world is experiencing dramatic shifts in the economy, technology, demographics, and the environment. And the rate of change is accelerating. The global middle class is expected to grow to five billion by 2030. This growing population is more connected than ever – an estimated 15 billion devices will be connected by 2015. There are more than one billion people engaged in social networks. And humankind is generating more data than ever. The rapid pace of change has brought wider availability of information, which has led to the consumerization of IT. These changes require companies to pay increasing attention to prudent management of resources and sustainable business models.

Around the globe, there is an ever growing need for people, organizations, institutions, and the world itself, to run better.

In a better-run world, businesses will anticipate and respond to sweeping changes, using knowledge as the key to competitiveness, profitability, and customer empowerment. Governments will be more responsive to their citizens and more transparent in their operations. Consumers will know more about the products they buy, so they can make decisions that fit their lifestyles and their values. And the environment will become a key decision factor.

OUR VISION AND MISSION

SAP’s vision is to help the world run better and improve people’s lives. Our mission is to help every customer become a best-run business. We do this by delivering new technology innovations that we believe address today’s and tomorrow’s challenges without disrupting our customers’ business operations: Enterprise mobility will transform consumption of IT; in-memory technology will simplify the IT architecture in the enterprise and drive high-value applications; and the cloud delivery of IT solutions will simplify the consumption of technology and enable business networks. By leveraging our leadership in applications and analytics and combining them with new technology innovations, we can offer solutions that make our customers run better. To help our customers derive value from their SAP® solutions in a fast, cost-effective, and predictable way, we also provide professional services and support.

OUR GOAL: SUSTAINED BUSINESS SUCCESS

SAP has strong ambitions for sustainable business success, both for itself and for its customers. By 2015, we expect to reach more than €20 billion in revenue, with a 35% non-IFRS operating margin. In addition, we aim to see one billion people interacting with our software. Our customers’ IT requirements are complex and ever changing and SAP helps meet this challenge. Consequently, we aim to build a €2 billion cloud business and remain the fastest-growing database company to complement our market leading on-premise business. Furthermore, in 2013, we aim to increase the indicator for customer success by eight percentage points and the employee engagement index to 82% (2012: 79%), all while minimizing our environmental impact and positively impacting society. These goals affirm our focus on innovation and sustainability and help us deliver on our vision and mission.

58      Combined Management Report

OUR STRATEGY: INNOVATIVE SOLUTIONS FOR REAL-TIME BUSINESS

SAP seeks to secure the growth of the company primarily through organic innovation of our portfolio product and solutions, focusing on market-leading innovation in five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology – powered by SAP HANA®. We intend to increase SAP’s market leadership in the existing market categories of applications, analytics, and mobile, and to position SAP as a market leader in the new categories of cloud and database and technology. Our SAP HANA platform allows our customers to take advantage of real-time in-memory technology across all five market categories. Expanding our partner network offers additional opportunities to develop innovative products and solutions and significantly increases our potential sales channels. Our growth strategy is also supported by mergers and acquisitions to accelerate our innovation strategy.

The world is undergoing a technology-driven revolution in which knowledge is the currency of success. Technology is both a cause and the answer to this change. We believe that we have the right team of highly qualified and motivated employees, the right portfolio of innovative products and solutions, and the right strategy to turn this technology revolution into business evolution for our customers. What’s more, we believe we are well positioned to become known as a knowledge company. By providing end-to-end solutions to our customers, we continuously gain a great deal of business and technology knowledge as well as a deep understanding of industry best practices and value drivers. This knowledge is made available to our customers and partners to help generate business outcomes. The outcome of this strategy not only provides our customers a significant competitive advantage in this ever changing world, but it also helps them operate more sustainably.

For more information about SAP’s vision, mission, and strategy, visit www.sap.com/corporate-en/our-company. For more information about SAP’s goals, see the Medium-Term Prospects section of the SAP Integrated Report.

Vision, Mission, and Strategy      59

Business Activity and Organization

Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our management reporting breaks our activities down into two divisions, On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments, On-Premise Products and On-Premise Services. Our Cloud division is also comprised of two operating segments, Cloud Applications and Ariba. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (28).

We derive our revenue from fees charged to our customers for licensing of our on-premise software products, solutions, and the use of our cloud subscription solutions. We also derive revenue from our support, consulting, development, training, and other services.

SAP markets and distributes its products, solutions, and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Distributorship agreements are in place with independent resellers in some countries.

As of December 31, 2012, SAP AG controlled directly or indirectly 267 subsidiaries. Our subsidiaries perform various tasks on a local basis such as providing sales and marketing, consulting, research and development, customer support, training, and administration.

For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (34).

60      Combined Management Report

Portfolio of Products, Solutions, and Services

INNOVATIVE SOLUTIONS FOR REAL-TIME BUSINESS

SAP’s products and services are packaged into end-to-end solutions that include innovations from five market categories. These solutions aim to help customers run better by addressing complex business problems or opportunities and helping customers gain a competitive advantage in an ever changing world.

PRODUCTS

SAP develops innovative products in five market categories: Applications, Analytics, Cloud, Mobile, and Database and Technology.

Applications

SAP’s leadership in enterprise applications has been the core competence of our company, and continues to fuel our growth for the future.

SAP Business Suite is a business process platform that helps companies run better and simpler every day.

The core software applications of SAP Business Suite are described below:

¡	The SAP ERP application supports critical business processes, such as finance and human capital management.

¡	The SAP Customer Relationship Management (SAP CRM) application improves streamlined interaction with customers with integrated social media and mobile device support.

¡

The SAP Product Lifecycle Management (SAP PLM) application manages the product and asset lifecycle across the extended supply chain, freeing the product innovation process from organizational constraints.

¡	The SAP Supplier Relationship Management (SAP SRM) application supports key procurement activities.

¡	The SAP Supply Chain Management (SAP SCM) application helps adapt company-specific supply chain processes to the rapidly changing competitive environment.

SAP Business Suite powered by SAP HANA is the next generation of our business suite that captures and analyzes data in real time on a single in-memory platform. SAP Business Suite powered by SAP HANA empowers customers to run their business in real time within the window of opportunity to transact, analyze, and predict instantly and proactively in an unpredictable world. This gives companies the ability to translate real-time insights into action immediately, while removing the complexity of redundant system data. Customers can now manage all mission-critical business processes, such as planning, execution, reporting, and analysis, in real time using the same relevant live data.

Portfolio of Products, Solutions, and Services      61

Analytics

Analytics solutions from SAP enable decision makers at all levels of the business to have a more profound impact on their organizations, and include the following categories:

¡

SAP BusinessObjects™ business intelligence (BI) solutions enable users to interact with business information and obtain answers to ad hoc questions without advanced knowledge of the underlying data sources.

¡	SAP solutions for enterprise performance management (EPM) help companies improve performance, organizational agility, and decision making.

¡	SAP solutions for governance, risk, and compliance (GRC) provide organizations with a real-time approach to managing governance, risk, and compliance across heterogeneous environments.

¡	Applied analytics solutions address challenges in specific industries and lines of business.

¡	Edge solutions for small and midsize enterprises are editions of business intelligence and enterprise performance management solutions for growing midsize companies.

¡	SAP Crystal solutions are business intelligence solutions designed for small businesses, addressing essential BI requirements.

Mobile

With SAP Mobile, our customers can deliver secure, real-time, business-critical information to their ecosystems of employees, partners, and customers – on mobile devices. Our mobile development platform creates many opportunities for our partners to develop their own applications for their employees and customers.

Our mobile solutions include:

¡

SAP Mobile Platform (includes Sybase® Unwired Platform): Provides the tools needed to support mobile initiatives across an enterprise. It provides a development platform (SDK) that is consistent, but adaptable, enabling customers to develop apps for various mobile devices deployed.

¡	SAP Afaria: Enables companies to better manage and secure all critical data on, and transmitted by, mobile devices.

¡	Sybase 365: Interoperability services that simplify the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets among mobile operators worldwide.

¡

Additionally, SAP is innovating consumer-facing applications that help improve people’s lives. These innovations include the Care Circles mobile app to improve how patients, health-care providers, and family members optimize treatment strategies; the Recalls Plus mobile app to help parents monitor recalls on children’s items via social media; the Charitable Transformation (ChariTra) online network to match volunteers with people and organizations in need for their time, skills, or resources; and the TwoGo by SAP service that connects people so they can share rides and carpool together.

Cloud

SAP’s 2012 acquisitions of SuccessFactors and Ariba have allowed us to combine powerful assets from all three companies – including innovative solutions, content and analytics, process expertise, access to a robust business network, and enterprise mobility – to build a comprehensive cloud computing portfolio.

Our cloud applications and suites are delivered as software-as-a-service (SaaS), in which customers pay a subscription fee to use our software. Our cloud offerings are designed to optimize a company’s most critical assets:

¡	People: The SuccessFactors Business Execution (BizX) suite enables companies to align employee performance with overall corporate objectives.

62      Combined Management Report

¡	Money: SAP Financials OnDemand and SAP Travel OnDemand solutions manage key financial processes.

¡	Customers: A suite of applications that manages all aspects of customer interaction – sales, service, marketing – while employing next-generation social capabilities.

¡	Suppliers: The offering includes solutions for end-to-end strategic sourcing and procurement processes to enable efficient purchasing decisions.

¡	Suites: SAP Business ByDesign® and the SAP Business One OnDemand solution provide a full cloud suite for subsidiaries and small business, respectively.

SAP HANA Cloud is a platform-as-a-service (PaaS) designed to help customers, independent software vendors (ISVs), and partners rapidly create innovative software applications to succeed in a world increasingly characterized by enterprise mobility, and social and collaborative business networks. SAP HANA Cloud is powered by SAP HANA, which means it helps customers analyze data at the speed necessary to sense and respond to changes in their business networks.

The Ariba portfolio combines cloud-based applications with the world’s largest Web-based business-to-business commerce network, and is used by companies around the globe. Businesses of all sizes use the Ariba Network to connect to their trading partners from any Internet-connected computer or mobile device to buy, sell, and manage their cash efficiently and effectively.

Database and Technology

Our database and technology portfolio provides a comprehensive approach to the orchestration of business applications, no matter how the applications are deployed. Furthermore, SAP harnesses the power of in-memory databases with SAP HANA, which is the data foundation for the next generation of high-performance in-memory computing solutions.

The portfolio includes:

¡

SAP HANA: Deployable on-premise or in the cloud, SAP HANA combines an in-memory database with an in-memory application server running on in-memory optimized hardware appliances. At the foundation of this product portfolio is SAP HANA, an in-memory computing technology that simplifies and streamlines complex and expensive IT architectures. SAP HANA helps customers process massive amounts of data, and delivers information at unprecedented speeds. SAP HANA is an open platform, adaptable and extensible, enabling customers to create previously unimaginable applications and to rethink and envision new ways to run their businesses. Furthermore, SAP HANA is a platform for applications developed by SAP ecosystem and partners.

¡

SAP NetWeaver®: Technology platform that integrates information and business processes across technologies and organizations. SAP NetWeaver facilitates the easy integration of SAP software with heterogeneous system environments, third-party solutions, and external business partners.

¡	SAP NetWeaver Business Warehouse: Data warehouse that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success

¡	SAP Sybase IQ: Analytics server designed specifically for advanced analytics, data warehousing, and BI environments

¡

SAP Sybase Event Stream Processor (SAP Sybase ESP): High-performance, complex event processing engine designed to analyze streams of business event information in real time and used to create strategic advantage in low-latency applications for financial trading, smart grids, and telecommunications

¡

SAP Sybase Adaptive Server® Enterprise (SAP Sybase ASE): High-performance relational database management system for mission-critical, data-intensive transactional environments. It is optimized for use with SAP Business Suite.

Portfolio of Products, Solutions, and Services      63

¡	SAP Sybase SQL Anywhere®: Mobile, embedded, and cloud-enabled fully relational database that is embedded in more than 10 million installations worldwide, from laptops to tablets to smartphones

In addition, our SAP virtualization and cloud management offerings help SAP customers automate SAP systems and landscapes operation, improve business agility, and reduce the total cost of ownership (TCO).

SOLUTIONS

We combine products into end-to-end industry and line-of-business solutions to enable our customers address their most pressing business issues. Our industry-specific solutions comprise products across all five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology. Our line-of-business solutions represent a complete offering across on-premise, on-demand, on-device, social, and analytics assets.

A prime example of the power of this combination is the new SAP 360 Customer solution. It harnesses the power of in-memory computing, cloud, enterprise mobility, analytics, and collaboration, and allows organizations to engage with their customers and end consumers beyond traditional SAP CRM.

Solutions for Lines of Business

Our line-of-business solutions are relevant across all industries, and include the following 11 lines of business:

¡	Marketing

¡	Sales

¡	Customer service

¡	Procurement

¡	Supply chain management

¡	Manufacturing

¡	R & D and engineering

¡	Information technology

¡	Finance and controlling

¡	Human resources

¡	Corporate strategy and sustainability

Solutions for Industries

In 2012, SAP supported enterprises in 24 industries with solution portfolios that enable industry best-practice processes. In 2013, we will add sports and entertainment as another industry to our portfolio, and we are currently building up that portfolio of offerings, which includes the SAP Sports and Entertainment Management solution, as well as an array of mobile apps used by athletes, coaches, and spectators for sailing, tennis, and professional team sports.

Industry Sector	Industry Portfolio
Discrete manufacturing	SAP for Aerospace & Defense
SAP for Automotive
SAP for High Tech
SAP for Industrial Machinery & Components

Process manufacturing	SAP for Chemicals
SAP for Mill Products

Consumer products	SAP for Consumer Products

Energy and natural	SAP for Oil & Gas
resources	SAP for Mining
SAP for Utilities

Retail and wholesale	SAP for Retail
distribution	SAP for Wholesale Distribution

Public services	SAP for Defense & Security
SAP for Higher Education & Research
SAP for Public Sector

Financial services	SAP for Banking
SAP for Insurance

Services	SAP for Engineering, Construction & Operations
SAP for Media
SAP for Professional Services
SAP for Telecommunications
SAP for Transportation & Logistics

Health sciences	SAP for Healthcare
SAP for Life Sciences

SAP Rapid Deployment Solutions

To enable companies to adopt innovations more quickly, SAP Rapid Deployment solutions combine preconfigured software and predefined services with content, such as SAP best practices, templates, tools, and business user enablement.

64      Combined Management Report

By providing fixed price and scope implementation services, along with clear business outcomes based on proven best practices, SAP Rapid Deployment solutions deliver faster innovation to our customers and reduce implementation costs and risk.

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions for small businesses and midsize companies, including the SAP Business All-in-One solutions, the SAP Business One application, and Edge solutions, which combine business management and business intelligence software. For those who want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, SAP Business ByDesign not only provides a cloud solution, but also a platform that customers can use to build their own solutions. SAP also offers solutions in the cloud, such as SuccessFactors Business Execution Suite, and Ariba’s procurement solutions and business network that are relevant for companies of all sizes, including small and midsize enterprises. Additionally, small businesses and midsize companies now have a new option in SAP Business One OnDemand, which is comprehensive, easy to consume, and available with transparent, predictable costs.

For more information about SAP’s portfolio of products, visit www.sap.com/solutions.

For more information related specifically to our solutions for sustainability, see the Solutions for Energy and Sustainable Operations section in the SAP Integrated Report online.

SAP SERVICES

SAP Services helps our customers maximize the value of their SAP investments by offering higher value realization, faster adoption of innovation, and higher efficiency in the implementation of our solutions. SAP Services covers the entire end-to-end application lifecycle, from a tight integration with our development organization, to accelerating innovation and continuous improvement of our software solutions, to complete risk and quality management of a customer’s current installations.

Software-Related Services

SAP Custom Development

SAP Custom Development specializes in building individualized software solutions that address the unique and mission-critical needs of our customers, and that fit seamlessly with existing SAP software. These offerings include custom development engagements, focused business solutions, and repeatable customer solutions – predefined solutions for niche business needs, as derived from best practices.

Maintenance and Support

We offer a comprehensive tiered maintenance and support model to on-premise customers on a global basis. This support offering primarily includes SAP Standard Support and SAP Enterprise Support. The vast majority of customers choose SAP Enterprise Support.

¡

SAP Enterprise Support: Our premier maintenance and support offering. Extending far beyond everyday technical support, this offering is designed as a strategic, long-term partnership with our customers – one that focuses on helping them succeed today and in the future.

¡	SAP Standard Support: Our basic support offering, delivering knowledge, tools, and functions that help customers implement, maintain, and enhance their SAP solutions

Portfolio of Products, Solutions, and Services      65

SAP’s support portfolio also contains two additional premium maintenance offerings:

¡

SAP MaxAttention™: Highest level of engagement offered by our support organization, and a strategic engagement for continuous business and co-innovation with customers. SAP MaxAttention also provides support with custom solutions, specialized solution architectures, and engineering expertise.

¡	SAP ActiveEmbedded: Enhanced engagement services for optimizing solutions and accelerating adoption of technologies (including SAP HANA and mobile solutions) without disrupting customer businesses

We offer standard support to every customer as part of their subscription to our cloud products. Standard support is designed to help our customers get real value out of SAP Cloud products. Furthermore, customers have the option of choosing premium and platinum support. In the premium and platinum offerings, customers have access to a dedicated support account manager who has an in-depth understanding of customer business processes and objectives.

Professional Services

Consulting Services

We offer consulting services for the planning, implementation, and optimization phase of our business solutions. We are able to provide our services with a strong industry focus and can also deliver solutions at functional or departmental levels. Our consultants engage in the following:

¡	Business transformation services, such as executive advisory services, value partnerships, and business process and platform services

¡	IT transformation services that seek to reduce customer TCO with tangible business value accompanied by reduced effort and costs

¡

Next generation services that provide specific expertise on the implementation and use of SAP HANA, mobile, analytics, and database and technology solutions. In total, we have more than 1,500 SAP HANA-trained consultants.

¡	Performance and insight optimization services that provide analysis and modeling of business challenges to introduce innovative business processes

¡	Business applications services that provide highly engineered solutions to our customers’ application and analytics needs

¡

Project and program management and risk management, as well as quality assurance services across the solution landscape, which include optimizing solutions following merger and acquisition activities or divestiture of business units

¡	Rapid-deployment solutions and engineered services provide predefined outcomes services that speed the time to value for our customers.

Education Services

SAP Education offers a complete portfolio of multimodal learning that covers the learning needs of single individuals and organizations, including training-needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and classroom training. Every year, more than 500,000 individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.

For more information about SAP Services, visit www.sap.com/services-and-support.

For more information about how we handle security and privacy in our products and services, see the Security and Privacy section of the SAP Integrated Report online.

66      Combined Management Report

Sales, Marketing, and Distribution

SAP’s primary engine of business development is our direct sales organizations. Sales go-to-market strategies are established at the global level and adapted and executed by the regional subsidiaries (see Business Activity and Organization) in a manner reflective of conditions in the individual countries. Customer-facing employees, in close collaboration with sales support and marketing employees, drive demand, build pipeline, and enhance relationships with customers within all of SAP’s target industries. An extension of its own sales organization, SAP’s extensive ecosystem of partners provides scalability to meet the demand for SAP innovation.

In addition, we have developed an independent sales and support force through independent value-added resellers. We have also entered into partnerships with major system integration firms, telecommunication firms, and computer hardware providers to offer certain SAP Business Suite applications.

We establish partnerships with hardware and software suppliers, systems integrators, and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the partner ranges from presales consulting for business solutions to the implementation of our software products to project management and end user training for customers and, in the case of certain hardware and software suppliers, to technology support. Beyond these partnerships, a significant amount of consulting and training regarding SAP solutions is handled by third-party organizations that have no formal relationship or partnership with SAP.

Traditionally, our sales model has been to charge a one-time, upfront license fee for a perpetual license to our software (without any rights to future products), which is typically installed at the customer site. We now also offer our solutions in the cloud under a subscription-based licensing model that entitles the customer to receive unspecified future software products.

Our marketing efforts cover large, multinational groups of companies as well as small and midsize enterprises. We believe our broad portfolio of solutions and services enables us to meet the needs of customers of all sizes and across industries.

Sales, Marketing, and Distribution      67

Customers

Our mission at SAP is to help every customer become a best-run business. With this objective, SAP constantly engages customers not only in the implementation of our products and solutions but in best-practice sharing and co-innovation initiatives. Moreover, we regularly measure customer satisfaction and loyalty through a variety of surveys and measurements.

The Customer Engagement Initiative provides early insight into SAP product plans, allowing our customers to influence and collaborate throughout the SAP product development cycle. The program also facilitates customer networking on specific topics of interest and focus. SAP regularly sponsors a variety of global events to support industry and best-practice sharing including SAPPHIRE® NOW and SAP TechEd conferences and virtual events.

To help SAP improve insight into our customers’ view of SAP, in 2012, we began measuring our Net Promoter Score (NPS), a metric that gives a more complete picture of customer loyalty as it answers the question of how likely our customers would be to recommend SAP. In 2012, we achieved a score of 8.9%. We aim to increase this score by eight percentage points in 2013. For more information about how we measure customer loyalty, see the Customer Success section of the SAP Integrated Report online.

Our strategy focuses on offering products and solutions to help solve customers’ problems today and tomorrow. In many cases, that means solutions that are lean, focused, quick to implement, and highly mobile. In 2012, our offerings met with strong demand: We saw customers embrace this strategy by licensing the full range of SAP applications – from large enterprise solutions to the latest mobile apps.

Some examples by region include the following:

EUROPE, MIDDLE EAST, AND AFRICA (EMEA) REGION

¡	Hilti, a Liechtenstein-based leader in the global construction industry, chose SAP Business ByDesign to drive greater transparency at its smaller subsidiaries in more than 30 countries.

¡

Portugal Telecom, a leading European information communications and technology provider that is leading a cloud transformation in the markets in which it operates, wants to leverage SAP HANA to drive its innovation strategy in the enterprise segment. Portugal Telecom is a long-standing SAP customer and a strategic partner and expects to leverage SAP HANA both internally to drive real-time decision making and externally by offering cloud SAP HANA services to its enterprise customers.

¡

KAESER KOMPRESSOREN AG, a leading supplier of compressed air system technology and related equipment in Europe, selected SAP NetWeaver Business Warehouse powered by SAP HANA to dramatically improve the speed of their operational analytics. With SAP NetWeaver BW running on SAP HANA, Kaeser wants to analyze large amounts of data quickly to optimize customer service, production planning, and operational reporting across its organization.

¡

Fressnapf, one of Europe’s largest pet food company, selected SAP as its strategic partner for retail solutions. SAP solutions have retail functionality that offers multi-channel retailing and optimizes end-to-end business processes. Additionally with SAP, Fressnapf expects to streamline its IT portfolio and harmonize its IT landscape.

¡

VELUX, one of the world’s largest manufacturers of roof windows, expects to realize the power of SAP HANA and the SAP Business Planning and Consolidation application by embarking on a new global planning project, Business Performance. VELUX wants to abandon budgets and move towards a rolling target-setting process. SAP HANA will also form the new basis for the global SAP BusinessObjects Business Intelligence platform, helping VELUX respond to changes much faster and with more agility. This project is using SAP Predictive Analysis software to optimize the VELUX window guarantee and the associated provisions and cash flow.

68      Combined Management Report

AMERICAS REGION

¡

Sysco, a US$40 billion food distributor in the United States, turned to SAP to help solve two major challenges, and to improve productivity and customer service. Sysco plans to utilize SAP HANA for real-time reporting across mass volumes of data, providing marketing associates and executives insight into the customer’s daily orders prior to delivery. Sysco will also leverage SAP Mobile Platform to deliver mobile apps to internal employees and external customers.

¡

The Great Atlantic & Pacific Tea Company (A&P), a large grocery store company in the United States, chose SAP Forecasting and Replenishment for Retail package as the foundation for its retail automation and computer-generated autoreplenishment.

¡	TransCanada, a leading energy infrastructure company, licensed SAP ERP, analytics, SAP HANA, Sybase, and Syclo applications to foster growth while promoting safe and reliable operations.

¡

Aqualectra, a water and electricity utility located in Curaçao, invested in SAP innovations such as SAP for Utilities, SAP HANA, SAP rapid-deployment solutions, and SAP mobile technologies. These solutions will provide the company with a single point of integrated, trusted information that will enable Aqualectra to actively manage its business via mobile devices.

ASIA PACIFIC JAPAN (APJ) REGION

¡

USHA, a consumer durable products company based in India, has implemented SAP NetWeaver BW powered by SAP HANA. The solution will help USHA dramatically reduce the load time for data, resulting in faster analysis of business-critical metrics.

¡

Mengniu Group, a leading dairy company located in China, selected SAP ERP, SAP CRM, and analytics solutions from SAP. The company plans to use the solutions to streamline operational processes and enhance its end-to-end quality control system.

SAP FINANCING SERVICE FOR SAP SOFTWARE AND SOLUTIONS

To help companies invest in SAP solutions and the associated services and hardware, SAP Financing service partners with leading global financiers specialized in IT financing to offer a financing solution for SAP customers. Since its inception, it has become a firmly established SAP Services offering for SAP customers in all customer segments – small businesses, midsize companies, and large enterprises. To give customers flexibility to choose among potential economic benefits, the plan offers all of the popular financing models with their different advantages: It can help conserve liquidity and it provides an alternative to credit from their existing banking relationships.

Customers      69

Research and Development

Nothing is more essential to innovation than research and development. It is the source of discoveries that we believe will shape the future for SAP and its customers. And it is a global effort that is highly collaborative, sharply focused on customer value, and led by the SAP Global Research and Development Network.

RESEARCH

By exploring emerging IT trends, SAP Global Research is a driver of innovation for SAP and its ecosystem. The unit explores promising ideas and turns them into prototypes, with the ultimate goal of creating product enhancements and new solutions. In addition, it strives to co-innovate in new ways with our customers, partners, start-ups, and entrepreneurs around the world to leverage the diverse knowledge, ability, and expertise that exist outside SAP’s internal organizations.

Based on recent findings, SAP Global Research developed scenarios that our customers will likely experience in the future, and derived several new research programs from those scenarios. Their immediate focus includes programs on digital manufacturing, the trillion node network, social business networks, and Big Data.

Contributing to talent development at SAP, SAP Global Research runs its own doctoral program, which is attracting top candidates who wish to work on their dissertations in a real-world business context. Following graduation, individuals with PhDs have the opportunity to work in academia or within SAP. This program has resulted in a number of new patents for our company.

Co-Innovation and Living Labs

To meet future challenges, SAP Global Research engages in co-innovation and applied research through a network of SAP Co-Innovation Labs and SAP Living Labs locations on each continent.

SAP Co-Innovation Labs offer an innovative co-development platform for partners and customers to collaborate with SAP product and field teams. Through these labs, SAP and key partners offer the latest engineering and system landscapes, fostering a variety of joint ecosystem projects.

SAP Living Labs are showcase centers attached to research hubs, and seek to provide hands-on, real-life settings to expand on trends in the market.

Initiatives and Results

Significant initiatives by SAP Global Research in 2012 include the following:

¡

SAP Precision Retailing: This cloud-based solution enables companies to influence consumer shopping behavior at the moment of decision by delivering individually personalized offers in real-time across multiple channels.

¡

SAP Screen Personas: This solution offers a new approach to personalizing classic SAP screens to create a consumer- grade user experience. It allows IT professionals and business users to simplify business application screens quickly and easily. SAP Screen Personas enable customers without programming skills or ABAP® knowledge to improve the visual appeal, user productivity, and performance of SAP applications.

¡

Smart Port Logistics: Based on strong co-innovation with Hamburg Port Authority and Deutsche Telekom, this pilot project has resulted in a comprehensive IT platform designed to optimize both traffic and logistics in the Hamburg harbor. The Smart Port Logistics platform, based on cloud solutions, connects port-based companies, partners, and customers more closely. In addition, it incorporates mobile apps so that traffic information and port-related services may be accessed from mobile devices such as tablets and smartphones.

70      Combined Management Report

DEVELOPMENT

Global Development, Local Focus

Most of SAP’s development personnel are located in one of 14 SAP Labs located in 12 countries across the world. Each lab consists of main locations that coordinate the activities of the smaller locations within the region. SAP Labs are situated in the major technology hubs in the world, providing SAP a strategic advantage by enabling us to innovate, address the needs of the local markets, scale operations, and attract a rich diversity of talents. In total, SAP has more than 100 locations where development takes place.

In 2012, SAP focused on further using design thinking techniques as an iterative innovation approach that focuses on the customer and supports the project teams during the development process. Design thinking complements the lean methodology by offering frameworks for collaboration and innovation. As a result, SAP continues to reduce development complexity and improve the development-to-market time for new products (from 13.8 months in 2010 to 7.8 months in 2012). During the development cycles, teams are in constant contact with customers through programs and special events, as well as through customer interactions at our Executive Briefing Centers. Customers come to the centers to talk directly with SAP’s technology leaders and experts, who, in turn, learn how to better serve the needs of our customers.

The SAP Labs network organization fosters a healthy and meaningful communication channel for SAP’s global management. Each lab is designed to function independently and act as a best-run business with a clear mission tailored to the local ecosystem. Labs in fast-growth markets have an additional focus on producing market-relevant solutions that readily meet the needs of the dynamically changing environments.

The following graphic depicts the SAP Global Research and Development Network and its main locations:

Research and Development      71

Global Research and Development Network

72      Combined Management Report

RESEARCH AND DEVELOPMENT EXPENDITURE

SAP’s strong commitment to research and development (R & D) is also reflected in our expenditures: In 2012, we increased our R & D expense (IFRS) by €314 million, or 16%, to €2,253 million (2011: €1,939 million). We spent 13.9% of total revenue on R & D in 2012 (2011: 13.6%). Our non-IFRS R & D expense as a portion of total operating expenses declined slightly from 19.9% to 19.2% year on year, which demonstrates an increase in our efficiency.

Research and Development (IFRS)

The importance of R & D was also reflected in the breakdown of employee profiles. At the end of 2012, our total full-time equivalent (FTE) count in development work was 18,012 (2011: 15,861). Measured in FTEs, our R & D headcount was 28% of total headcount (2011: 28%). Total R & D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services and fees, strategy consulting, and the professional development of our R & D workforce.

PATENTS

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R & D has resulted in numerous patents. SAP holds a total of more than 4,400 validated patents worldwide. Of these, more than 750 were granted and validated in 2012. Our portfolio includes patent families covering products across all of our five market categories Applications, Analytics, Cloud, Mobile, and Database and Technology.

While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.

Research and Development      73

Partner Ecosystem

The SAP partner ecosystem is a collaborative, innovative, and interactive network of partners, customers, and individuals.

Through our extensive global relationships, built over the course of four decades, customers have a wide range of providers and resources to choose from for software-related services and support. These include many of the largest names in technology consulting and implementation, as well as smaller firms that offer highly specialized applications and services.

In turn, SAP supports its partners through continual co-innovation, expansion of routes to market (channels), and services capacity.

With more than 12,000 partners as of the end of 2012, we are fueling innovation and providing choices to customers of all sizes, accelerating growth around our five key market categories. Recent examples of our interaction with the partner ecosystem include the following:

¡

Applications: SAP is now reselling the SAP IT Process Automation application by Cisco, which helps keep IT system outages to a minimum. We also offer the SAP Convergent Mediation application by DigitalRoute, which supports key use cases for telecom, high-tech, banking, postal, and logistics companies around the globe.

¡

Analytics: The SAP PartnerEdge® authorized reseller program helps resellers accelerate profitability with select SAP BusinessObjects BI solutions, specifically designed for small and midsize enterprises. The program was introduced in the Asia-Pacific region, with ACA Pacific and China National Software & Service Co. Ltd. as the first distributors to join. The program is being made available to distributors and resellers on a global basis in a phased approach.

¡

Cloud: With the acquisition of SuccessFactors and Ariba, SAP broadened its cloud portfolio and now supports an additional 20 million users. Through the acquisition of Ariba, SAP expects to deliver comprehensive, end-to-end cloud procurement solution, becoming a leader in the fast-growing segment of interenterprise, cloud-based business networks. Additionally, SAP is teaming up with companies such as Amazon Web Services, CloudShare, Dell, HP, Korea Telecom, Microsoft, Portugal Telecom, and Verizon to deliver enterprise solutions in the cloud.

¡

Mobile: In 2012, SAP offered value-added resellers (VARs) the opportunity to sell mobile apps for development, device management, and security. Highlights include partnering with IT services providers Accenture, Capgemini, Fujitsu, and IBM GTS, and telecommunication providers Deutsche Telekom, Rogers Communications, and Verizon. In addition, SAP introduced a free mobile developer license and additional support for integrating SAP Mobile Platform with software development frameworks from Adobe, Appcelerator Titanium, and Sencha. SAP also announced plans to deliver mobile apps for Microsoft Windows 8, bringing new innovations to SAP customers.

¡

Database and Technology: SAP HANA continues to gain strong adoption within our partner ecosystem, across all partner types. For example, more than 4,000 partner consultants have been trained on SAP HANA and more than 100 independent software vendors (ISVs) and partners have started to develop and deliver their own solutions on SAP HANA. In addition, the SAP Startup Focus Program was launched in 2012 for start-ups to spur innovation on the SAP HANA platform. The world’s leading technology vendors have certified their solutions to run SAP HANA. These include Dell, Cisco, EMC, Fujitsu, HP, Hitachi, Huawei, IBM, and NEC.

74      Combined Management Report

COLLABORATION AND STRUCTURE

SAP offers a number of partner programs to enhance co-innovation and help partners grow their businesses in new ways, while reaching customers through creative new channels. These programs include the following:

¡

SAP PartnerEdge: In 2012, SAP launched www.sappartneredge.com, a partner-only Web site that consolidates all the resources partners need to build, sell, and implement all SAP solutions in one secure, dedicated site. Currently, more than 60,000 people use the site each month.

¡	SAP Community Network: With more than two million members in more than 230 countries, SAP Community Network is where customers, partners, employees, and experts go to collaborate and exchange news.

¡

SAP Store: SAP’s online e-commerce channel offers nearly 2,000 solutions, of which 1,500 are from partners. SAP Store offers customers access to information and insights, as well as the option to try applications before purchasing them.

Partner Ecosystem      75

Acquisitions

SAP views acquisitions as investments in people, technologies, and sustained growth. In 2012, SAP made the following acquisitions:

CLOUD ACQUISITIONS

¡

In February, we completed the acquisition of SuccessFactors Inc., which delivers innovative solutions, content and analytics, process expertise, and best-practices knowledge to drive business alignment, team execution, people performance, and learning management to organizations of all sizes across various industries.

¡

In October, we acquired Ariba, Inc., which combines industry-leading cloud-based applications with the world’s largest Web-based trading community. Through this acquisition, SAP expects to deliver an industry-leading, end-to-end cloud procurement solution and become a leader in the fast-growing segment of interenterprise, cloud-based business networks. SAP customers can now connect to their trading partners anywhere, at any time, from any application or device – so they can buy, sell, and manage their cash more efficiently and effectively than ever before.

OTHER ACQUISITIONS

¡

In February, we acquired software and relevant assets from datango AG, a leading provider of workforce performance support software. This acquisition broadens the SAP software portfolio in the education market, providing customers with powerful, easy-to-use software tools to help address their end-to-end user training, knowledge management, and performance support challenges. Together, SAP and datango plan to capitalize on a trend in education software toward creating applications that contain tools for authors, such as e-collaboration, along with self-help scenarios and auto-teaching functions.

¡

In June, we acquired Syclo, L.L.C., a provider of enterprise mobile apps and technologies. The addition of Syclo’s expertise in building and selling mobile solutions in industries such as utilities, oil and gas, life sciences, and manufacturing enhances SAP mobile solutions. It also accelerates the adoption and deployment of new mobile asset management and field service solutions on SAP Mobile Platform. Syclo offers mobile apps that help companies extend business systems to a wide range of mobile devices and users.

VENTURE ACTIVITIES

For more than 15 years, SAP has partnered with renowned entrepreneurs worldwide to build industry-leading businesses and in doing so, we have supported more than one hundred companies on five continents. We seek proven companies and help fuel their growth by adding our expertise, relationships, geographic reach, and capital. We invest globally with a particular focus on emerging companies in Europe, India, and the United States, as well as in Brazil and China.

76      Combined Management Report

Employees and Social Investment

Our vision to help the world run better and improve people’s lives relies on the power of human thinking, inspiration, and creativity. For this reason, nothing is more critical to the long-term success of SAP and our customers than our people. They spark our innovation, deliver value to our customers, and drive our sustainable growth and profitability.

How we manage employees is even more critical now than in the past, as we have identified several trends that will significantly change the way organizations approach human resources. Demographic change will raise both short-term and long-term challenges related to an aging workforce and a potential shortage of skills, particularly in mature markets. We also see a change in the values and expectations of the labor market. Supported by technological innovation, the boundaries between private and business life are blurring, especially for knowledge workers. Younger generations have a stronger expectation of finding a purpose in their business life and seek to bring their work and private lives into balance.

The links between our financial performance and our ability to attract and retain top talent are so strong that we believe it is impossible to separate these two realms of our business. This belief guides a wide range of programs and initiatives throughout SAP. In 2012, we continued to make progress with our people strategy, which we introduced in 2010 to set us apart in vital areas such as leadership development, career advancement, workforce diversity, and human resources processes. These areas drive our employees to be at their very best. This high level of performance is essential if we are to realize our ambitious growth strategy and further enhance our ability to innovate.

RECRUITING TALENT TO FULFILL OUR VISION

We view the recruitment of top talent as an important competitive advantage. As our business evolves and changes, so must our workforce. That is why SAP continues to recruit a diverse group of employees who have both the professional skills and the cross-cultural competence to meet the needs of our global customer base and implement our business strategy. In 2012, our innovative recruitment campaigns helped us attract talented new employees in virtually every geographic region, with a particular focus on emerging markets such as Brazil and China. We continue to focus on being a globally recognized employer of choice by emphasizing our career development opportunities as well as SAP’s purpose.

NURTURING TALENT AND LEADERSHIP

We strive to provide our employees and managers with a culture of continuous learning and development. SAP invests in and actively encourages talent development through challenging work assignments, coaching, collaboration with peers, e-learning courses, social media, and other offerings. We increasingly seek to tailor such offerings to each individual employee so that they can progress on their own unique career path. In 2012, we continued to provide a comprehensive suite of leadership programs to all levels of management including 360-degree reviews, a special assessment process for managers reporting directly to the Executive Board, peer and executive coaching, as well as specialized classroom instruction tailored to new or experienced leaders. Talent and leadership development also supports our ambitious employee engagement goals and fosters our culture of innovation.

Employees and Social Investment      77

ENGAGING EMPLOYEES

Employee engagement is directly linked to our ability to innovate and deliver customer value. Engaged employees are more inspired to develop new ideas and have the drive to bring them to fruition. In other words, they turn innovation from a buzzword into a reality. In addition, they feel a deeper connection to SAP’s purpose and take greater ownership of meeting our strategic objectives. They are expressly supporting us in reaching our goals, whether related to customer success, our growth, our margin, the reduction of our carbon footprint, or successfully bringing a new product to market.

Research has found that organizations with engaged employees enjoy higher employee retention, greater customer loyalty, and stronger financial results. We view employee engagement as so linked to our success that we have made it one of our four company-wide strategic objectives, in addition to customer success, margin, and growth.

With the significant drop of our employee engagement score from 82% in 2006 to 69% in 2009 and 68% in 2010, we saw the immediate need to make improving a top business priority so that we could meet our ambitious growth goals. Our goal has been to return to an engagement score of 82% by 2015.

In our 2012 employee “pulse check” (which surveys 50% of our employees, compared to the 100% that we survey every second year), our overall employee engagement score increased to 79%. This was higher than our 2011 results (77%), as well as a “global norm” that is calculated as a general point of comparison by our survey provider. Eighty-nine percent of our employees said they are proud to work at SAP (88% in 2011), and 87% said they believe strongly in our strategy and goals (same level as in 2011). The survey results also indicate that sustainability is now viewed by 91% of employees as central to our purpose (88% in 2011).

RETAINING TALENT

The success of our people strategy is reflected in our retention rate, which has a direct and profound impact on our bottom line and overall success. In 2012, we conducted an analysis which showed that for each percentage point that our retention rate goes up or down, the impact on our operating profit is approximately €62 million. This finding underscores the degree to which our management of talent correlates with our financial performance.

In 2012, the employee retention rate at SAP worldwide was 94% (2011: 93%). We define “retention” as the ratio of the average headcount (expressed in full-time equivalents) minus employee-initiated terminations (turnover) divided by the average headcount. In 2012, the average length of service at SAP worldwide was approximately 6.8 years (2011: 6.7 years).

We do not believe that a general retention rate of 100% would be the right target for SAP, as some turnover of talent is beneficial for our ability to innovate. However, maintaining a high retention rate is a priority, and our efforts to do so overlap with our focus on employee engagement and career development. We will focus particular attention on highly competitive job markets such as Brazil and China.

EXPANDING EMPLOYEE OWNERSHIP

In 2012, SAP implemented new share-based payments which significantly increased the way in which our employees and management share in the company’s success. As a result, our compensation mix more strongly rewards participants for their contributions to achieving our 2015 goals.

78      Combined Management Report

The new Employee Participation Plan (EPP) 2015 is a multiyear cash-based share plan that is offered to all SAP employees except members of the Executive Board and the senior leadership team. The plan creates a common financial incentive and reward for achieving the yearly milestones of our 2015 goals. Its formula is based on an individual’s base salary, our target achievement, and SAP’s share price prior to the day of payment.

The new EPP is offered to employees in addition to the existing Share Matching Plan (SMP) and Stock Option plan. Under the SMP 2012, eligible employees were invited to purchase SAP AG shares at a discount of 40%. After a holding period of three years, employees will receive five SAP shares free of charge for every three shares held, as compared to receiving one extra share in previous years. This special one-time enhancement was made in honor of our 40th anniversary.

The SAP Stock Option Plan 2010 (SOP 2010) targets top executives and top performers for an allocation of stock options, for the third year. Altogether, 9,253 employees were granted options in 2012.

As a result, we recorded an expense of €522 million from SAP’s share-based payments in 2012, compared to €68 million in 2011. A large portion of this expense is a result of the new EPP. A detailed description of share-based payments is included in Note (27) of our Notes to the Consolidated Financial Statements.

SAP expects to grant rights to employees under this plan in the amount of €500 million through 2015. The final payout might differ from this budget. In March 2013, we expect to pay out €210 million based on a budgeted amount granted of €125 million.

DRIVING INNOVATION THROUGH DIVERSITY

To SAP, diversity is an inherent part of our business strategy. Having a diverse workforce enables us to better understand customer challenges, come up with innovative solutions, and stay competitive in a global economy. To attract and retain top talent, we must find diverse sources of employees throughout the world.

Our corporate culture reflects that of the world in which we operate, with diversity in nationality, culture, race, ethnicity, age, gender, sexual orientation, gender identity, as well as mental and physical ability.

At SAP, we value all types of diversity. In order to drive further development of our female employees, we set a tangible goal regarding women in leadership – a complex issue in the high-tech sector. SAP committed to increasing the number of women in management positions from 18% in 2010 to 25% by 2017. To achieve this goal, we continue to support women through mentoring programs, where we strive to hire more women and train them to enhance their employee and manager awareness. In 2012, our overall percentage of women in the workforce remained stable at 30%, and the percentage of women in management positions increased from 18.7% in 2011 to 19.4%. Going forward, we strive to continue to make progress with focused female leadership development and focused succession planning in the different Executive Board areas. We also plan to put a stronger focus on generational diversity to ensure that we have a strong mix of employees who bring different perspectives and skills to SAP.

CREATING A HEALTHY CULTURE

At SAP, we seek to support our employees in being their best, both professionally and personally. This means promoting their physical health and well-being, but it also means much more. We think about creating a healthy work environment that inspires people to continually develop, stretch their creativity, collaborate in new ways, embrace change, and achieve work-life balance. To us, a healthy work culture is a business priority, as it supports our innovation, productivity, and ability to serve our customers. Consequently, we have developed a global health strategy that we will be working to implement in coming years.

Employees and Social Investment      79

We seek to measure the success of our health program based on this broader, holistic approach. Our Business Health Culture Index (BHCI) asks employees both about their personal well-being and SAP’s work environment. In 2012, we achieved a BHCI score of 66%, compared to 65% in 2011. Given the dynamics of our industry, the global nature of our business and the fast pace of change that our employees must manage, we believe that maintaining a score of 65% or higher would be a significant accomplishment in the future.

We also work toward our health goals by calling on our global team of leaders to inspire and motivate employees to reach their full potential. We recognize that to achieve outstanding results, we must constantly reexamine and refine our leadership practices to adapt to a fast-changing business environment.

SOCIAL INVESTMENTS

We make strategic social investments that leverage our expertise, lay the foundation for a healthy business environment, and help ensure a sustainable future for society, our customers, and our company. Our two major focus areas, education and entrepreneurship, build a pipeline of talent and create economic opportunity, spurring job creation and the demand for IT services. We call on our talent, technology, and capital to multiply our impact, and we work in all of our programs to foster change for the long term.

In 2012, SAP contributed €18.4 million in cash donations to non-governmental and nonprofit organizations. In addition, we donated software to almost 1,200 eligible nonprofit organizations, activated more than 130,000 employee volunteer hours, and thereby positively impacted about one million lives to enhance education for underserved youth and propel emerging entrepreneurs to foster economic growth in our communities. Through our University Alliances program, we donated licenses for business software to more than 1,300 schools and universities and improved career opportunities in business and information technology for more than 230,000 students worldwide.

For more information about employees and social engagement, related goals and programs, see the Attracting Talent, Talent Development, Employee Engagement, Retention, Diversity and Women in Leadership, Business Health Culture, Social Investment, and Human Rights sections of the SAP Integrated Report online.

HEADCOUNT

On December 31, 2012, we had 64,422 full-time equivalent (FTE) employees worldwide (December 31, 2011: 55,765). This represents an increase in headcount of 8,657 FTEs in comparison to 2012. Of the overall headcount increase in 2012, 4,816 resulted from acquisitions. The average number of employees in 2012 was 61,134 (2011: 54,346).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part-time and certain individuals who are employed by SAP but who for various reasons are not currently working are excluded from our figures. Also, temporary employees are not included in the above figures. The number of such temporary employees is not material.

On December 31, 2012, the largest number of SAP employees (46%) were employed in the EMEA region (including 26% in Germany and 20% in other countries in the region), while 30% were employed in the Americas region (including 21% in the United States and 9% in other countries in the region) and 24% in the Asia Pacific Japan (APJ) region.

80      Combined Management Report

Because we invested in support and cloud computing in 2012, our support headcount increased in all regions. Our worldwide headcount in the field of software and software-related services grew 18% to 10,551 (2011: 8,963). Professional services and other services counted 14,259 employees at the end of 2012 – an increase of 7% (2011: 13,268). Our R & D headcount saw a relatively strong year-over-year increase of 14% to 18,012 FTEs (2011: 15,861). This growth stemmed from our acquisitions and greater investment in the APJ region. Sales and marketing headcount grew significantly by 26% to 14,899 at the end of the year (2011: 11,780), because we invested very heavily in the sales and marketing of our products and services in 2012 and employed more sales staff in all regions with a strong focus on the emerging markets. Our general and administration head-count rose 15% to 4,286 FTEs at the end of the year (2011: 3,735). Our acquisitions were the main reason for this increase. Our infrastructure employees, who provide IT and facility management services, numbered 2,415 – an increase of 12% (2011: 2,158) that mainly resulted from our acquisitions and investments in our company IT.

In the Americas region, headcount increased by 3,650, or 24%; in the EMEA region, the increase was 2,057, or 7%; and in the APJ region, it was 2,950, or 23%.

Our personnel expense per employee was approximately €119,000 in 2012 (2011: approximately €108,000). This rise in expense is primarily attributable to an increase in salaries and share-based payments prompted by the new plans and significant rise in the share price in 2012. The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people we employed, see the Notes to the Consolidated Financial Statements section, Note (7).

Number of Employees

Employees by Functional Area

Employees and Social Investment      81

Energy and Emissions

As we create solutions for our customers to better manage resources, we must also look to ourselves and improve our own environmental performance. Doing so gives us critical insights into the challenges facing our customers as they navigate a resource-constrained world and helps us gain credibility in the market. To fulfill our vision to help the world run better, we must be at the forefront of reducing our emissions and creating new efficiencies.

Our efforts have already benefitted us. We are now providing our customers with a number of solutions to enhance their efficiency, as well as track their emissions and energy usage more effectively. We have also expanded our innovation to create new efficiencies that directly impact our bottom line: We calculated that, since the beginning of 2008, our sustainability initiatives have contributed to a cumulative cost avoidance of €220 million, compared to a business-as-usual extrapolation.

We assess our progress through four environmental performance indicators that reflect our adaptability, efficiency, and innovation. These indicators also reflect the success of our overall corporate strategy to solve business problems in a resource-constrained world.

GREENHOUSE GAS EMISSIONS

SAP’s goal is to reduce its total greenhouse gas emissions to levels of the year 2000 by 2020. This target includes direct emissions from our operations (scopes 1 and 2), as well as limited indirect (scope 3) emissions, such as those stemming from business travel. In addition to this long-term goal, SAP has set annual targets. In 2012, our total emissions decreased slightly to 485 kilotons (2011: 490 kilotons) despite significant growth in our business (revenue from software and software-related services increased 17%). Nonetheless, we narrowly missed our target to reduce our emissions to 480 kilotons. In addition to measuring our total emissions, we also track emissions per employee and emissions per euro revenue. We continued to increase our efficiency based on the emissions per euro revenue for the sixth year in a row. Specifically, our greenhouse gas emissions decreased from 34.4 grams per euro in 2011 to 30.0 grams per euro in 2012. We also reduced our carbon emissions per employee by more than 10% in 2012.

We also disclose our emissions along our entire value chain – meaning those that stem from the products and services that we buy and sell, in addition to those related to our own operations or business travel. We are actively working to reduce both our upstream and downstream emissions by collaborating with our suppliers and customers on new approaches to reducing greenhouse gas emissions.

TOTAL ENERGY CONSUMED

The total energy consumed measure includes all energy that SAP produces or purchases – in other words, the energy whose production causes emissions that fall into scopes 1 and 2 of the Greenhouse Gas Protocol. Our total energy consumption remained stable at approximately 860 gigawatt hours in 2012 compared to 2011. This is especially noteworthy given that we experienced growth in our business. Our efficiency also improved. For example, although we have significantly expanded our employee base and thus the number of company cars, our corporate car fleet is not using proportionately more fuel because it has become more efficient, with less energy consumed per car. So while our car fleet grew by 9%, we had efficiency gains of 8% across the entire fleet, offsetting the resulting increase in energy usage and emissions. As a result, our energy consumption decreased from 15.7 megawatt hours per employee in 2011 to 14.0 megawatt hours per employee in 2012. We also reduced our energy consumption per euro revenue by about 13% compared to 2011. In 2012, we started to improve our data collection methods to monitor our energy usage worldwide.

82      Combined Management Report

DATA CENTER ENERGY

We focus on making data centers more energy efficient even as demand for IT services rises. SAP has a comprehensive sustainable IT strategy that includes working with customers and hardware providers. We measure and manage data center energy consumption per employee. (The energy we consume in our data centers is part of our total energy consumed.) While the development of SAP HANA led to an increase in our servers and energy consumption in our data centers, the growth in the number of employees at SAP resulted in increased efficiency. Our data center energy intensity decreased from 2,824 kilowatt hours per FTE (2011) to 2,598 kilowatt hours per FTE in 2012. Over the past year, we have improved our global data center management system to better track our efficiency, which is also influenced by increasing the number of virtual servers (in 2012, 67% of our servers were virtual). In addition, we are working with our customers to devise solutions that would simplify their data centers, lower their costs, and reduce their energy consumption.

RENEWABLE ENERGY

We continue to expand our use of renewable energy, both to decrease our reliance on fossil fuels and nuclear power and to support an emerging market that is crucial for both SAP and our customers. We purchase green electricity from local utility companies, buy renewable energy certificates on a global level, and produce our own energy using solar panels on our facilities. At the end of 2012, approximately 60% of our total electricity consumption stemmed from renewable sources, up from 47% in 2011. The shares of renewable energy used by SAP are calculated by adding the amount of renewable energy obtained through Renewable Energy Certificates (RECs) or via the grid (either through specific contracts or through the local energy mix).

For more information about the importance of energy and emissions to SAP’s innovation strategy and to learn more about our performance in 2012, see the Greenhouse Gas Emissions, Total Energy Consumed, Data Center Energy, and Renewable Energy sections of the SAP Integrated Report online. For more information about how we manage waste and water, see the Waste and Water section of the SAP Integrated Report online.

Energy and Emissions      83

Measures Cited in This Report

We use various performance measures to help manage our performance with regard to our primary financial goals, which are growth and profitability, and our primary non-financial goals, which are customer satisfaction and employee engagement.

MEASURES WE USE TO MANAGE OUR FINANCIAL PERFORMANCE

Revised Software and Software-Related Service Revenue Presentation

As a result of placing greater focus on cloud computing, we revised the presentation of our software and software-related service (SSRS) revenue as of January 1, 2012, and we adjusted our comparative figures accordingly. As a result of these adjustments, the subscription and other software-related service revenue item has been deleted. We believe this creates more transparency regarding SSRS revenue, particularly with respect to revenue from cloud subscriptions and support. These revenues are no longer recorded under the subscription and other software-related service revenue item, but instead shown as a separate item within the SSRS revenue. Revenue from long-term license agreements and all other revenue previously shown under SSRS revenue has been broken down into its software and support components and recorded under the software revenue and support revenue items. Thus, we present higher revenue for software and for support for 2011. This change is merely a reclassification that only affects items within SSRS revenue. The overall sum of SSRS revenue and thus the total revenue are not affected.

In addition, we introduced a new subtotal at the end of 2012 to better reflect our wide range of on-premise and cloud solutions: The software revenue item and the cloud subscription and support revenue item were merged and are now recorded under the software and cloud subscription revenue item. We believe this creates more transparency and allows better comparability with our biggest competitor.

Measures We Use to Manage Our Operating Financial Performance

In 2012, we used the following key measures to manage our operating financial performance:

Non-IFRS SSRS revenue: Our SSRS revenue includes software and related support revenue plus cloud subscription and support revenue. The principal source of our software revenue is the fees customers pay for on-premise software licenses resulting in software being installed on the customer’s hardware. We generate cloud subscription and support revenue when we provide software and the respective support for delivery in the cloud. Software revenue and cloud subscription and support revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers who buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. Software revenue as well as cloud subscription and support revenue also tend to stimulate service revenue from consulting and training sales.

Non-IFRS bookings/billings revenue: For our cloud activities we look at the recognized revenues as well as the contract values generated in a given period (bookings/billings). We measure bookings/billings as the amounts that we are contractually entitled to invoice the customers over the shorter of the contract term and the first 12 months following the contract execution date, anniversary of contract execution date or contract renewal date (12 months bookings/billings). In contrast to the cloud subscription and support revenues that are recognized over the period of providing the cloud service rather than in the period of contract closure, the booking/billing numbers give insight into the future revenue potential. When evaluating 12 months bookings/billings numbers, we consider both the total bookings/billings and the subset of bookings/ billings that results from new customers or additional sales to existing customers in the reporting period rather than from subsequent years or renewals of existing contracts. There is no comparable IFRS measure for this figure.

84      Combined Management Report

Our Cloud Applications segment has grown significantly through the acquisition of SuccessFactors in early 2012. As SuccessFactors is included in SAP’s financials only from the day of acquisition, a year-over-year comparison of the bookings/ billings is impacted by the acquisition. We therefore analyze and report, in addition to the absolute growth rate of bookings/ billings for cloud applications, a pro forma growth rate assuming that the acquisition of SuccessFactors was completed as of January 1, 2011. A similar analysis is not provided for the Ariba segment due to the Ariba acquisition having occurred late in 2012.

Non-IFRS operating profit/non-IFRS operating margin: In 2012, we used non-IFRS operating profit/non-IFRS operating margin and constant currency non-IFRS operating profit/non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

Measures We Use to Manage Our Non-operating Financial Performance

We use the following measures to manage our non-operating financial performance:

Finance income, net: This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.

Days of Sales Outstanding and Days of Payables Outstanding: We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures We Use to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS): EPS measures our overall performance, because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes, but also by the number of shares outstanding. We are authorized by our shareholders to repurchase shares and believe that such repurchases, additional to dividend distributions, are a good means to return value to the shareholders.

Effective tax rate: We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Operating, investing, and financing cash flows: Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities.

Measures Cited in This Report      85

MEASURES WE USE TO MANAGE OUR NON-FINANCIAL PERFORMANCE

In 2012, we used the following key measures to manage our non-financial performance in the areas of employee engagement and customer satisfaction:

Employee Engagement Index: With this index, we measure the level of employee commitment, pride, and loyalty, as well as the level of employee advocacy for SAP. The index is derived from surveys conducted among our employees. With this measure, we recognize that we can achieve our growth strategy with engaged employees only.

Net Promoter Score: This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our customer survey. Conducted each year, this survey identifies whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to and satisfied with SAP and our solutions. To derive the Net Promoter Score (NPS), we start with the percentage of “promoters” of SAP – those who give us a score of 9 or 10 on a scale of 0 to 10. We then subtract the percentage of “detractors” – those who give us a score of 0 to 6. The methodology calls for ignoring “passives,” who give us a score of 7 or 8.

VALUE-BASED MANAGEMENT

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multiyear plan until 2015. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multiyear plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our strategic goals, and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

NON-IFRS FINANCIAL MEASURES CITED IN THIS REPORT

As in previous years, we provided our 2012 financial outlook on the basis of certain non-IFRS measures. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2012 against our outlook in the chapter Assets, Finances and Operating Results.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012 and 2011

The following table reconciles our IFRS financial measures to the respective and most comparable non-IFRS financial measures of this report for each of 2012 and 2011. Due to rounding, the sum of the numbers presented in this table might not precisely equal the totals we provide.

86      Combined Management Report

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012 and 2011

€ millions, unless otherwise stated

	for the years ended December 31
	2012					2011
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS
Revenue measures
Software	4,658	0	4,658	-134	4,524	4,107	0	4,107
Cloud subscriptions and support	270	73	343	-21	322	18	0	18
Software and cloud subscriptions	4,928	73	5,001	-155	4,846	4,125	0	4,125
Support	8,237	9	8,246	-286	7,959	7,194	27	7,221
Software and software-related service revenue	13,165	81	13,246	-441	12,806	11,319	27	11,346
Consulting	2,442	0	2,442	-95	2,347	2,341	0	2,341
Other services	616	0	616	-18	599	573	0	573
Professional services and other service revenue	3,058	0	3,058	-113	2,945	2,914	0	2,914

Total revenue	16,223	81	16,304	-553	15,751	14,233	27	14,260

Operating expense measures
Cost of software and software-related services	-2,551	414	-2,137			-2,107	285	-1,822
Cost of professional services and other services	-2,514	128	-2,385			-2,248	32	-2,216
Research and development	-2,253	129	-2,124			-1,939	41	-1,898
Sales and marketing	-3,907	223	-3,684			-3,081	127	-2,954
General and administration	-947	164	-783			-715	30	-685
Restructuring	-8	8	0			-4	4	0
TomorrowNow litigation	0	0	0			717	-717	0
Other operating income/expense, net	23	0	23			25	0	25

Total operating expenses	-12,158	1,067	-11,090	362	-10,728	-9,352	-198	-9,550

Operating profit measures
Operating profit	4,065	1,148	5,214	-191	5,023	4,881	-171	4,710
Operating margin in %	25.1		32.0		31.9	34.3		33.0

Measures Cited in This Report      87

Explanation of Non-IFRS Measures

We disclose certain financial measures, such as non-IFRS revenue, non-IFRS operating expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS earnings per share, constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating expenses, operating profit, operating margin, earnings per share or other measures of financial performance prepared in accordance with IFRS.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. In 2012, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

¡	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

¡	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit measures rather than the respective IFRS measures.

¡	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS financial measures.

¡	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS financial measures.

¡

Both our internal performance targets and the guidance we provided to the capital markets are based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Non-IFRS Revenue

Revenue items identified as non-IFRS revenue have been adjusted from the respective IFRS financial measures by including the full amount of support revenue, cloud subscriptions revenue, and other similarly recurring revenues which we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS cloud subscriptions and support revenue, our IFRS software and cloud subscription revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.

Through 2011, our adjustments for deferred revenue write-downs were limited to support revenue. During 2012, we also made such deferred revenue write-down adjustments for cloud subscriptions revenue and other similarly recurring revenues. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we have not restated prior-period non-IFRS measures to align with our new non-IFRS revenue definition.

88      Combined Management Report

Non-IFRS Operating Expense

Operating expense figures that are identified as non-IFRS operating expenses have been adjusted by excluding the following expenses:

¡	Acquisition-related charges

–

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

–	Settlements of pre-existing business relationships in connection with a business combination

–	Acquisition-related third-party expenses

¡	Discontinued activities: Results of discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business

¡	Expenses from our share-based payments

¡	Restructuring expenses

Non-IFRS Operating Profit, Non-IFRS Operating Margin, and Non-IFRS Earnings per Share

Operating profit, operating margin, and earnings per share identified as non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share have been adjusted from the respective IFRS measures by adjusting for the above-mentioned non-IFRS revenue and non-IFRS operating expenses.

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities, share-based payment expenses, and restructuring expenses.

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

¡

The non-IFRS measures provide investors with insight into management’s decision making because management uses these non-IFRS measures to run our business and make financial, strategic, and operating decisions.

¡

The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions and discontinued activities.

¡

Non-IFRS and non-GAAP measures are widely used in the software industry. In many cases, inclusion of our non-IFRS measures may facilitate comparison with our competitors’ corresponding non-IFRS and non-GAAP measures.

Additionally, we believe that our adjustments to our IFRS financial measures for the results of our discontinued TomorrowNow activities are useful to investors for the following reason:

¡

TomorrowNow activities were discontinued and we will thus continue to exclude potential future TomorrowNow results, which are expected to mainly comprise expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

Measures Cited in This Report      89

We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

We believe that our non-IFRS financial measures described above have limitations, including but not limited to, the following:

¡	The eliminated amounts could be material to us.

¡	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

–

While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

–

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

–	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

–	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

–

The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

–

Our discontinued activities and restructuring charges could result in significant cash outflows. The same applies to our share-based payment expense because most of our share-based payments are to be settled in cash rather than shares.

–

The valuation of our cash-settled, share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

–

We have in the past issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the comparable IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

Constant Currency Information

We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects

90      Combined Management Report

impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency revenue and operating profit measures by translating foreign currencies using the average exchange rates from the previous year instead of the current year.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency measures in non-IFRS revenue and non-IFRS operating profit measures on the one hand, and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Free Cash Flow

We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases, other than purchases made in connection with business combinations, of intangible assets and property, plant, and equipment.

Free Cash Flow

€ millions

	2012	2011	Change in %
Net cash flows from operating activities	3,822	3,775	1
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	-541	-445	22

Free Cash Flow	3,281	3,330	-1

Measures Cited in This Report      91

Economic Conditions

GLOBAL ECONOMIC TRENDS

The global recovery lost some of its momentum in 2012, according to European Central Bank (ECB)1). Particularly, the sovereign debt crisis in Europe impacted the global economy, and as the year progressed, the economic slowdown in advanced economies spilled over into emerging markets. Tighter fiscal policies slowed gross domestic product growth even further. Nevertheless, the economies of the emerging countries performed much better in 2012 than those of industrialized countries.

In the EMEA region, gross domestic product in the euro area saw a slight decline in 2012, but managed to stabilize at a low level toward the end of the year, boosting consumer and investor confidence in the financial markets. Given the positive developments in the labor market, Germany’s economy – according to the International Monetary Fund (IMF) – grew faster than the euro area average. Yet here too, economic growth failed to reach the previous year’s level. The European Union (EU) countries outside the euro area experienced relatively weak economic growth. By contrast, expansionary fiscal and monetary policies in Africa and the Middle East, as well as the private sector’s high confidence in economic growth, strengthened the resilience of most economies.

The economy of the Americas region picked up in 2012. Although the U.S. economy continued to grow slowly overall, it managed to surpass its 2011 results toward year-end. This was mainly due to unexpectedly resilient foreign trade and a rise in consumer and government spending. Growth in Latin America, on the other hand, decelerated, particularly in the first half of the year, due to a drop in demand from abroad and weak domestic demand.

In the APJ region, economic growth rates were less contrary than in past years. Following the setbacks of 2011, the Japanese economy once again saw positive growth, although export levels and consumer spending remained low. In September, for the first time in more than 25 years, Japan even imported more than it exported. Economic activity in emerging countries, especially China, continued its positive trend in 2012, but grew slower than in previous years. A decrease in demand from Europe weakened export growth, and domestic demand, though robust, could offset this only partially. Growth rates remained considerably lower than in previous years, with China recording only single-digit growth.

THE IT MARKET

Based on IDC analyses, SAP estimated the market for enterprise software (Enterprise Application Market, EAM) to be approximately US$110 billion in the fourth quarter of 2012 (on a rolling four-quarter basis). In 2012, SAP was able to further extend its lead over its closest competitors Oracle and Microsoft and to increase its market share.

Global IT spending grew according to IDC in the middle single-digit percentage range in 2012 and thus twice as fast as the overall global economy. Spending on smartphones, tablet PCs, data storage devices, and application software was well above this average. In line with the global economic trend, the emerging countries spent more on IT in 2012 than did the industrialized countries.

The economic crisis in Europe had a negative impact on IT market growth in the EMEA region. The austerity measures of many governments had a detrimental effect, especially on corporate investments. As a result, IT spending in Western Europe only increased by values in the lower single-digit percentage range. This growth rate nevertheless surpassed the growth rate for the global economy in 2012. Spending remained stable for smartphones and tablet PCs only.

In the Americas region, the U.S. IT market grew at the same pace as in 2011. Spending figures, as well as the growth rate for the entire U.S. economy, were below the global average. But the remaining countries in this region were able to counterbalance this result, so that IT spending for the entire region exceeded the global average.

1)	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

92      Combined Management Report

The IT market in the APJ region offered up a contradictory scenario. The Japanese IT market in particular proved to be weak. After gaining momentum from reconstruction efforts following the natural disasters in 2011, the economy began to slow as the year went on. As a result, IT spending in Japan only rose by values in the lower single-digit percentage range. The IT market in developing Asian countries, however, grew steadily. Even though China’s gross domestic product grew less than 10% in 2012, its IT market once again recorded double-digit growth. However, this IT growth was considerably slower than in 2011. Drivers of the Chinese IT market were primarily software, services, and infrastructure.

IMPACT ON SAP

The overall economy and the IT industry were once again characterized by uncertainty and risks in 2012. SAP business, however, was not affected: In 2012, SAP’s growth rate surpassed that of the IT industry and the global economy. We owe this success first and foremost to our innovations in our core areas Applications and Analytics as well as our three new categories Mobile, Cloud, and Database and Technology (based on our in-memory platform SAP HANA).

In this volatile economic environment, companies find themselves forced to streamline their business processes – which are now exposed more than ever to fluctuations and risks – and to predict and analyze what-if scenarios. These companies had to deal with rapidly increasing and ever more complex data volumes, and needed to be able to access real-time evaluations at any time and from anywhere. SAP met this need with its comprehensive range of standard software offerings.

In the EMEA region, however, we were not able to withdraw from the effects of the euro crisis entirely. At the beginning of the year, our revenues in a number of European markets lagged behind the annual average, but picked up pace as the year progressed and even went on to outperform the global economy and the rest of the IT industry. Especially noteworthy was the double-digit growth in revenue from software and cloud subscriptions in the EMEA region.

Our Americas region likewise outperformed the global economy and IT market. The fact that we were able to win customers in key industries for our innovative solutions was a key factor to this success. This was mainly reflected in the growth rate of our software and cloud subscription revenues in the Americas region, which grew at a double-digit rate in 2012.

The APJ region reported record revenue results compared to the figures for the global economy and IT market. We benefited greatly from the fact that Asian companies, for example, in Japan, were very open-minded and interested in being early adopters of our new technologies and solution categories.

Economic Conditions      93

Assets, Finances, and Operating Results

PERFORMANCE AGAINST OUTLOOK FOR 2012 (NON-IFRS)

Our 2012 operating profit-related internal management goals and published outlook were based on our non-IFRS financial measures. For this reason, in this section we discuss performance against our outlook referring solely to these non-IFRS financial measures. All discussion in the Operating Results (IFRS) section, however, is in terms of measures in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and the numbers in that section are not explicitly identified as IFRS measures.

Outlook for 2012 (Non-IFRS)

At the beginning of 2012, we forecasted that our software and software-related service revenue (non-IFRS) for 2012 would increase by 10% to 12% on a constant currency basis (2011: €11,346 million). SuccessFactors was anticipated to account for two percentage points of this increase.

We also expected operating profit (non-IFRS) for 2012 to be in the range of €5.05 billion to €5.25 billion (2011: €4.71 billion) at constant currencies. We expected our operating profit (non-IFRS) excluding the SuccessFactors business to be in a similar range.

We anticipated an IFRS effective tax rate of between 26.5% and 27.5% in 2012 (2011: 27.9%) and a non-IFRS effective tax rate of between 27.0% and 28.0% (2011: 26.6%).

In July 2012, we confirmed the outlook we published in January 2012. In October 2012, we changed our forecast for revenue growth to take into account the acquisition of Ariba.

Provided that the economic environment did not deteriorate, we anticipated our software and software-related service revenue (non-IFRS) for 2012, including Ariba, would reach the upper end of the 10.5% to 12.5% range on a constant currency basis. This would include a total contribution from SuccessFactors and Ariba of around 2.5 percentage points. In line with our forecast at the beginning of 2012, we continued to expect our operating profit (non-IFRS) excluding the SuccessFactors and Ariba business to be in a similar range.

2012 Actual Performance Compared to Outlook (Non-IFRS)

In 2012, we increased our software and software-related service revenue (non-IFRS) by 13% to €12,806 million on a constant currency basis (2011: €11,346 million), clearly exceeding our expectations of 10% to 12% as announced in January 2012 as well as our revised forecast in October.

Target-Performance Comparison for 2012

	Forecast 2012		Results 2012
Software and software-related service revenue (non-IFRS, at constant currency)1)	+10.5% to 12.5	%2)	+13%
Operating profit (non-IFRS, at constant currency)	€5.05 bn to €5.25bn		€5.02bn
Effective tax rate (IFRS)	26.5 to 27.5%		26.2%
Effective tax rate (non-IFRS)	27.0% to 28.0%		27.5%

1)	Updated forecast as at October 2012. This includes a combined contribution of approximately 2.5 percentage points from SuccessFactors and Ariba.

2)	Forecast increased in the course of the fiscal year.

Despite the partially uncertain economic situation in 2012, our new and existing customers continued to show a high willingness to invest in our solutions:

The constant currency-based increase in software revenue was largely due to strong growth in the APJ and EMEA regions and steady growth in the Americas region. However, growth was slower in 2012 than in 2011. We also recorded a significant increase in cloud subscription and support revenue, thanks to the acquisitions of SuccessFactors and Ariba. As a result, our software and cloud subscription revenue for 2012 increased 21% (17% at constant currencies) to €5 billion. Our software and software-related service revenue increased 17% to €13.25 billion (2011: €11.35 billion). At constant currencies, this increase was 13%. SuccessFactors and Ariba contributed to the growth in software and software-related service revenue at 2.7% (on a constant currency basis).

94      Combined Management Report

In 2012, we achieved an operating profit (non-IFRS) of €5,023 million on a constant currency basis. Thus, operating profit (non-IFRS) at constant currencies for 2012 was slightly lower than the range of €5.05 billion to €5.25 billion that SAP had projected. This reduction in operating profit is mainly due to the continued investment in key innovations, as well as the expansion of SAP’s sales activities worldwide.

We achieved an effective tax rate of 26.2% (IFRS) and 27.5% (non-IFRS), which is lower than the effective tax rate of 26.5% to 27.5% (IFRS) but in the range of 27.0% to 28.0% (non-IFRS) projected for 2012. This decrease in the effective tax rate (IFRS) in comparison to the outlook mainly arises from the regional allocation of income.

OPERATING RESULTS (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS financial measures are not expressly identified as such.

We acquired SuccessFactors in February 2012. Therefore, the SuccessFactors results are incorporated in our results only for the months February to December 2012. Further, we acquired Ariba in October 2012. Therefore, the Ariba results are incorporated in our results only for the months October to December 2012.

Software Revenue by Region (based on customer location)

Software and Cloud Subcription Revenue by Region (based on customer location)

Assets, Finances, and Operating Results      95

Software and Software-Related Service Revenue by Region (based on customer location)

Revenue

Total Revenue

Our revenue increased from €14,233 million in 2011 to €16,223 million in 2012, representing an increase of €1,990 million or 14%. This total revenue growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. The revenue growth is due primarily to an increase in software revenue of €551 million, an increase in cloud subscriptions and support revenue of €252 million, and an increase in support revenue of €1,043 million. In 2012, software and software-related service revenue totaled €13,165 million as a result of this increase. Software and software-related service revenue represented 81% of total revenue in 2012 (2011: 80%). In 2012, professional services and other service revenue contributed €3,058 million to our total revenue, representing an increase of 5% compared to 2011.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Cloud subscriptions and support revenue relates to contracts which permit the customer to use specific SAP-hosted software functions during the contract period, and which impose significant contractual penalty if the customer cancels the contract or permanently uses the software on the customer’s own systems. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements.

Software and software-related service revenue increased from €11,319 million in 2011 to €13,165 million in 2012, representing an increase of 16%. The software and software-related service revenue growth reflects a 12% increase from changes in volumes and prices and a 4% increase from currency effects.

Software and cloud subscriptions revenue increased from €4,125 million in 2011 to €4,928 million in 2012, representing an increase of €803 million or 19%. This growth consists of a 16% increase from changes in volumes and prices and a 3% increase from currency effects.

Software revenue increased from €4,107 million in 2011 to €4,658 million in 2012, representing an increase of €551 million or 13%. This growth consists of a 10% increase from changes in volumes and prices and a 3% increase from currency effects. SAP HANA contributed €392 million to software revenue in 2012, while mobile solutions accounted for €222 million.

Cloud subscriptions and support revenue increased from €18 million in 2011 to €270 million in 2012. This growth is largely due to the acquisitions of SuccessFactors and Ariba.

96      Combined Management Report

Our customer base continued to expand in 2012. Based on the number of contracts concluded, 19% of the orders we received for software in 2012 were from new customers (2011: 19%). The total value of software orders received grew 20% year over year. The total number of contracts signed for new software decreased 4% to 59,289 contracts (2011: 61,474 contracts), whereas the average order value went up 25%.

Our stable customer base and the continued investment in software by new and existing customers throughout 2012 and the previous year resulted in an increase in support revenue from €7,194 million in 2011 to €8,237 million in 2012. The SAP Enterprise Support service was the largest contributor to our support revenue. The €1,043 million or 14% increase in support revenue reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. This growth is primarily attributable to our premium offerings and SAP Enterprise Support. According to that, the SAP Enterprise Support acceptance rate for net-new customers increased from 88% in 2011 to 96% in 2012.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of revenue from the messaging services acquired from Sybase, as well as training revenue from providing educational services to customers and partners on the use of our software products and related topics.

Professional services and other service revenue increased from €2,914 million in 2011 to €3,058 million in 2012, representing an increase of €144 million or 5%. This growth reflects a 1% increase from changes in volumes and prices and a 4% increase from currency effects.

Consulting revenue increased from €2,341 million in 2011 to €2,442 million in 2012, representing an increase of €101 million or 4%. The growth resulted entirely from currency effects. Consulting revenue contributed 80% of professional services and other service revenue (2011: 80%). Consulting revenue contributed 15% of total revenue in 2012 (2011: 16%).

Other service revenue increased from €573 million in 2011 to €616 million in 2012, representing an increase of 8%. This growth reflects a 5% increase from changes in volumes and prices and a 3% increase from currency effects. The increase is due mainly to higher revenues from messaging services.

Revenue by Region and Industry

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (28).

Total Revenue by Region (based on customer location)

Assets, Finances, and Operating Results      97

The EMEA Region

In 2012, the EMEA region generated €7,486 million in revenue (2011: €6,991 million) or 46% of total revenue (2011: 49%). This represents a year-over-year increase of 7%. Total revenue in Germany increased 1% to €2,380 million in 2012 (2011: €2,347 million). Germany contributed 32% (2011: 34%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Russia, Switzerland, and the United Kingdom. Software and software-related service revenue generated in the EMEA region in 2012 totaled €6,106 million (2011: €5,529 million). Software and software-related service revenue represented 82% of total revenue in 2012 (2011: 79%). Software and cloud subscription revenue increased 13% in 2012 to €2,107 million (2011: €1,864 million). This growth reflects a 12% increase from changes in volumes and prices and a 1% increase from currency effects.

The Americas Region

In 2012, 38% of our total revenue was generated in the Americas region (2011: 36%). Total revenue in the Americas region increased 20% to €6,100 million; revenue generated in the United States increased 21% to €4,461 million. This growth reflects a 12% increase from changes in volumes and prices and a 9% increase from currency effects. The United States contributed 73% (2011: 73%) of all Americas region revenue. In the remaining countries of the Americas region, revenue increased 18% to €1,639 million. This growth reflects a 17% increase from changes in volumes and prices and a 1% increase from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2012 totaled €4,820 million (2011: €3,958 million). Software and software-related service revenue represented 79% of all revenue in the Americas region in 2012 (2011: 78%). Software and cloud subscription revenue increased 25% in 2012 to €1,920 million (2011: €1,540 million). This growth reflects a 19% increase from changes in volumes and prices and a 6% increase from currency effects.

The APJ Region

In 2012, 16% (2011: 15%) of our total revenue was generated in the APJ region, with Japan recording the largest revenue increase. Total revenue in the APJ region increased 23% to €2,637 million. In Japan, total revenue increased 21% to €789 million in 2012, representing a 30% contribution to all revenue generated across the APJ region (2011: 30%). The revenue rise in Japan reflects a 13% increase due to changes in volumes and prices and an 8% increase from currency effects. In the remaining countries of the APJ region, revenue increased 23%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue generated in the APJ region in 2012 totaled €2,239 million (2011: €1,832 million). In 2012, as in the prior year, software and software-related service revenue represented 85% of all revenue. Software and cloud subscription revenue increased 25% in 2012 to €901 million (2011: €722 million). This growth reflects a 20% increase from changes in volumes and prices and a 5% increase from currency effects.

98      Combined Management Report

Revenue by Industry

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

In 2012, we achieved above-average growth in the following sectors, measured by changes in total revenue: Financial services (€1,444 million, at a growth rate of 21%); healthcare and life sciences (€766 million, at a growth rate of 20%); discrete manufacturing (€3,110 million, at a growth rate of 19%); retail and wholesale (€1,541 million, at a growth rate of 19%); and process manufacturing (€1,684 million, at a growth rate of 15%).

Revenue by Industry

Results from the other sectors were as follows: Services (€2,484 million, at a growth rate of 13%); energy and natural resources (€2,241 million, at a growth rate of 12%); consumer products (€1,516 million, at a growth rate of 6%); and public services (€1,437 million, at a growth rate of 3%).

Operating Profit and Margin

Operating Profit and Operating Margin

In 2012, our operating profit totaled €4,065 million (2011: €4,881 million), a significant year-over-year decrease. A year-on-year comparison of operating profit is only possible to a limited extent, because of the release of the TomorrowNow litigation provision in the amount of €717 million in 2011. Increased expenses relating to the share-based payments in the amount of €522 million (2011: €68 million) as well as acquisition-related expenses of €537 million (2011: €448 million) reduced our operating profit in 2012. Share-based payment expenses rose considerably in 2012 as a result of new plans and an increase in the price of SAP stock.

The operating profit for 2012 was also impacted by continued investments in global sales activities and cloud computing. The number of SAP employees (expressed in full-time equivalents, or FTEs) rose year on year by almost 8,700 persons, including more than 4,800 employees from acquisitions.

All of the above factors caused our operating margin in 2012 to drop 9.2 percentage points to 25.1% (2011: 34.3%).

In 2012, operating expenses increased €2,806 million or 30% to €12,158 million (2011: €9,352 million). This increase is due primarily to acquisition-related expenses, share-based payments, continued investments in sales activities, an increase in personnel costs as a result of acquisitions, and cloud computing activity.

The sections that follow discuss our costs of sales by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization of intangible assets, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

Assets, Finances, and Operating Results      99

In 2012, our cost of software and software-related services grew 21% to €2,551 million (2011: €2,107 million). The main cost factors were increased customer support expenses totaling €184 million and an acquisition-related increase in expenses for providing and operating our cloud solutions. The license fees that we pay to third parties also rose in parallel with the increase in software revenue. The margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2012 at 81% (2011: 81%).

Cost of Professional Services and Other Services

Cost of professional services and other services consists primarily of the cost of consulting and training personnel and the cost of bought-in third-party consulting and training resources. This item also includes sales and marketing expenses for our professional services and other services resulting from sales and marketing efforts where those efforts cannot be clearly distinguished from providing the professional services and other services.

Costs for professional and other services rose 12% from €2,248 million in 2011 to €2,514 million in 2012. The margin on our professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, decreased to 18% in 2012 (2011: 23%). The disproportionately high growth in spending compared to professional services and other service revenue is mainly due to increased costs in a limited number of customer projects.

Research and Development Expense

Our research and development (R & D) expense consists primarily of the personnel cost of our R & D employees, costs incurred for independent contractors we retain to assist in our R & D activities, and amortization of the computer hardware and software we use for our R & D activities.

In 2012, R & D costs rose 16% to €2,253 million. This increase primarily results from the increase in personnel costs related to the acquisitions of SuccessFactors and Ariba.

In 2012, R & D expense as a percentage of total revenue increased slightly to 13.9% (2011: 13.6%). Total revenue increased at the same rate as R & D expense, resulting in a nearly constant R & D ratio. For more information, see the Research and Development section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense to support our sales and marketing teams in selling and marketing our products and services.

Sales and marketing costs rose 27% from €3,081 million in 2011 to €3,907 million in 2012. The increase was due primarily to the increased personnel costs of our expanded sales teams in new growth markets, among others, and to increased employee headcount as a result of acquisitions. Travel and marketing costs rose as a result of increased business operations. The ratio of sales and marketing costs to total revenue, expressed as a percentage, increased 24% year over year (2011: 22%). This was because expenses grew disproportionately to revenue.

General and Administration Expense

Our general and administration (G&A) expense consists mainly of personnel costs to support our finance and administration functions.

Our G&A expense rose from €715 million in 2011 to €947 million in 2012, representing an increase of 32%. This was due mainly to share-based payments and the increase in personnel costs as a result of the acquisition-related rise in headcount. The ratio of general and administration costs to total revenue in 2012 thus rose 1% year over year to 6%.

100      Combined Management Report

Operating Profit

Operating Margin

Segment Results

Following SAP’s increased focus on the cloud business, in 2012 we changed both the structure of the components that the SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes. A detailed description of segment information is included in Note (28) of our Notes to the Consolidated Financial Statements.

We have two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. Our Cloud division is comprised of two operating segments: Cloud Applications and Ariba.

Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For more information about our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (28).

On-Premise Division

The On-Premise division derives its revenue primarily from the sale of on-premise software (that is, software designed for use on hardware at the customer’s premises) and mobile software (that is, software designed for use on mobile devices) as well as services relating to such software.

On-Premise Products Segment

The On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products.

In 2012, revenue in the On-Premise Products segment increased 14% to €12,881 million (2011: €11,325 million). This growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. The reason for this growth was the rise in software license sales, which, in turn, led to an increase in support revenue. Software revenue, which is added to revenue in the On-Premise Products segment, rose by 13% to €4,656 million (2011: €4,105 million). This growth reflects a 10% increase from changes in volumes and prices and a 3% increase from currency effects. Support revenue increased by 14% to €8,226 million (2011: €7,220 million). This growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects.

    Assets, Finances, and Operating Results            101

In 2012, cost of revenue increased 13% to €1,990 million (2011: €1,762 million) and sales and marketing costs increased by 17% to €3,410 million (2011: €2,919 million). The increased expenses in the On-Premise Products segment are the result of increased business operations following the rise in demand in 2012.

The operating segment profit of the On-Premise Products segment rose by 13% to €7,481 million (2011: €6,644 million), representing segment profitability of 58% (2011: 59%).

On-Premise Services Segment

The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

In 2012, revenue in the On-Premise Services segment increased 2% to €2,967 million (2011: €2,901 million). This growth reflects a 1% decrease from changes in volumes and prices and a 3% increase from currency effects.

In 2012, cost of revenue in the On-Premise Services segment increased 4% to €2,298 million (2011: €2,201 million). The increased expenses in the On-Premise Services segment are the result of constant business operations and increased costs in a limited number of customer projects.

The operating segment profit of the On-Premise Services segment decreased by 4% to €669 million (2011: €700 million), representing segment profitability of 23% (2011: 24%).

Cloud Division

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software.

Driven by the acquisition of SuccessFactors in the first quarter of 2012, SAP showed a strong cloud momentum in 2012: Derived from the total revenue of SAP’s two Cloud segments (Cloud Applications and Ariba), the annual cloud revenue run rate in the fourth quarter approached €850 million. For the Cloud Applications segment alone, 12-month new and upsell subscription billings increased nineteenfold in the fourth quarter. Even when including SuccessFactors in SAP’s 2011 numbers, the growth is triple digit at 102%. For SuccessFactors on a stand-alone basis, 12-month new and upsell subscription billings grew 95% compared to the previous year.

The annualized revenue run rate is derived from the total revenue of SAP’s two Cloud segments (Cloud Applications and Ariba) in the fourth quarter of 2012 and includes Ariba (before any future growth). The annual run rate is calculated by multiplying the fourth-quarter Cloud division revenue by 4.

The year-over-year growth rate in 12-month new and upsell subscription billings relates to SAP’s Cloud Applications business (excluding Ariba). The growth rate is a pro forma growth rate that assumes that the acquisition of SuccessFactors was completed as of January 1, 2011.

Cloud Applications Segment

The Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors.

In 2012, revenue in the Cloud Applications segment increased to €336 million (2011: €29 million).

In 2012, cost of revenue increased to €158 million (2011: €66 million) and sales and marketing costs increased to €231 million (2011: €32 million). The increased expenses in the Cloud Applications segment are largely driven by the acquisition of SuccessFactors in the first quarter of 2012.

102      Combined Management Report

The operating segment loss of the Cloud Applications segment increased by 23% to €-53 million (2011: €-69 million), representing segment profitability of -16% (2011: -238%).

Ariba Segment

The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba. While this segment is named Ariba, it is not identical to the acquired Ariba business since certain SAP activities are now in our Ariba segment. For 2011, the numbers for the Ariba segment reflect the SAP activities that were allocated to the Ariba segment upon its establishment.

In 2012, revenue in the Ariba segment increased to €120 million (2011: €4 million).

In 2012, cost of revenue increased to €75 million (2011: €9 million) and sales and marketing costs increased by 2,150% to €43 million (2011: €2 million). The increased expenses in the Ariba segment are largely driven by the acquisition of Ariba at the end of 2012.

The operating segment loss of the Ariba segment turned into a segment profit of €2 million (2011: €-7 million), representing segment profitability of 2% (2011: -175%).

Financial Income

Finance income, net, decreased to €-68 million (2011: €-38 million). Our finance income was €107 million (2011: €123 million) and our finance costs were €175 million (2011: €161 million).

Finance income mainly consists of interest income from loans and financial assets (cash, cash equivalents, and current investments), which was €50 million in 2012 (2011: €64 million). This decrease is attributable mainly to a lower average liquidity and lower interest rates than in 2011.

Finance costs mainly consist of interest expense on financial liabilities (€130 million in 2012 compared to €123 million in 2011). This year-over-year increase resulted mainly from the financial debt incurred in connection with the SuccessFactors and Ariba acquisitions. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (17b).

Another factor in financial income in 2012 was the derivatives we utilize to execute our financial risk management strategy. The associated time value effects from derivatives were reflected in interest income of €27 million (2011: €37 million) and interest expenses of €28 million (2011: €37 million).

Income Tax

Our effective tax rate decreased to 26.2% in 2012 (2011: 27.9%). The increased effective tax rate 2011 mainly resulted from the reduction of the TomorrowNow litigation provision. For more information, see the Notes to the Consolidated Financial Statements section, Note (10).

Profit After Tax and Earnings per Share

Profit after tax decreased 18% to €2,823 million in 2012 (2011: €3,439 million). It should be noted that the profit after tax in 2011 increased by €444 million as a result of a reduction in the provision we had recorded for the TomorrowNow litigation. Other primary causes of the decline in profit after tax in 2012 were our continued investment in key innovations, the expansion of SAP’s sales activities worldwide, and an increase in amortization expense of intangible assets acquired through acquisitions in 2012. Moreover, expenses for share-based payments were substantially higher than in the same period of the previous year, at €522 million (2011: €68 million).

Assets, Finances, and Operating Results      103

Profit After Tax

Earnings per share decreased to €2.37 (2011: €2.89). The reduction reflects the decrease in profit after tax compared to 2011. The number of shares outstanding remained almost constant year over year to 1,192 million (2011: 1,189 million).

Earnings per Share

Dividend

We believe our shareholders should benefit appropriately from the profit the Company made in 2012. We wish to continue our dividend policy, which is that the payout ratio should be more than 30% of the profit after tax of the Group.

In 2011, in addition to the regular dividend of €0.75 per share, we rewarded our shareholders with a special dividend of €0.35 per share to celebrate our 40th anniversary.

The Executive Board and the Supervisory Board will therefore recommend to the Annual General Meeting of Shareholders that the total dividend be decreased 23% to €0.85 per share (2011: €1.10). Without the consideration of the special dividend in 2011, this corresponds to a year-on-year dividend increase of €0.10, or 13%, in 2012. Based on this recommendation, the overall dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 36% (2011: 38%).

If the shareholders approve this recommendation and if treasury stock remains at the 2012 closing level, the total amount distributed in dividends would be €1,013 million. The actual amount distributed may be different from that total because the number of shares held in treasury may change before the Annual General Meeting of Shareholders. Transactions related to share-based payments could also change the amount of common stock. We distributed €1,310 million in dividends from our 2011 profit. Aside from the distributed dividend, in 2012 we also returned €53 million to the shareholders by repurchasing SAP shares for treasury (2011: €246 million).

Dividend per Share

104      Combined Management Report

FINANCES (IFRS)

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (24) to (26).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2012, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars.

We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than BBB, and such investments were not material in 2012.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

The persistently strong free cash flow of recent years enabled us to pay back additional debts within a short period of time. Furthermore, a balanced maturity profile prevents repayment peaks from occurring in any particular year.

To expand our business, we have made acquisitions of businesses, products, and technologies. For more information about the financial debt, mainly in connection with the acquisitions of SuccessFactors and Ariba, see the Cash Flows and Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Assets, Finances, and Operating Results      105

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in doing so, ensure a high level of independence, confidence, and financial flexibility.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our borrowing conditions and financing options.

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future purchases of treasury shares are closely aligned to the development of our liquid assets and further liquidity planning.

Capital Structure

	2012		2011		% Change
	€ millions	% of equity and liabilities	€ millions	% of equity and liabilities
Equity	14,171	53	12,707	55	12
Current liabilities	6,641	25	6,266	27	6
Non-current liabilities	6,023	22	4,254	18	42
Liabilities	12,664	47	10,520	45	20

Equity and liabilities	26,835	100	23,227	100	16

In 2012, we took out short-term bank loans to finance the acquisitions of SuccessFactors and Ariba. Additionally, we issued a two-tranche Eurobond and a U.S. private placement consisting of several tranches with maturities of three to 15 years which further optimized and extended our existing maturity profile. We used inflows from the newly issued bonds and private placement to repay the short-term bank loans.

These financing activities changed our debt ratio (defined as the ratio of total liabilities to equity and liabilities) to 47% at the end of 2012 (as compared to 45% at the end of 2011). These financing activities were partially offset by the operating cash flow in 2012. As far as financing activities in 2013 are concerned, a €600 million bond that will mature in August 2013 is intended to be repaid. We currently do not plan to refinance this bond maturity.

106      Combined Management Report

Total liabilities on December 31, 2012, mainly comprised financial liabilities of €5,248 million (of which €4,446 million are non-current). Financial liabilities on December 31, 2012, consisted largely of financial debt, which included amounts in euros (€2,986 million) and U.S. dollars (€2,008 million). Financial debt is held at fixed interest rates only. For more information about financial liabilities, see the Notes to the Consolidated Financial Statements section, Note (17).

Cash Flows and Liquidity

Group liquidity on December 31, 2012, primarily comprised amounts in U.S. dollars (€941 million) and euros (€473 million). Current investments are included in other financial assets on the statement of financial position. Bank loans, private placement transactions, and bonds are included within financial liabilities on the statement of financial position.

Analysis of Net Liquidity

€ millions

	2012	2011	Change
Cash and cash equivalents	2,477	4,965	-2,488
Current investments	15	636	-621

Group liquidity	2,492	5,601	-3,109
Current bank loans	0	101	-101
Current private placement transaction	0	423	-423
Current bond	600	600	0

Net liquidity 1	1,892	4,477	-2,585
Non-current bank loans	0	1	-1
Non-current private placement transaction	2,094	1,240	854
Non-current bond	2,300	1,600	700

Net liquidity 2	-2,502	1,636	-4,138

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

Assets, Finances, and Operating Results      107

Group Liquidity Development

Total financial debt consists of current financial liabilities (for example, overdrafts, current bank loans, bonds or private placements) and non-current financial liabilities (for example, bonds, or private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (17).

Net liquidity is Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.

The decrease in Group liquidity from 2011 was mainly due to cash outflows for the acquisition of SuccessFactors and Ariba, as well as dividend payments, which were partly offset by positive cash inflows from our operations.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flow

Analysis of Consolidated Statements of Cash Flow

€ millions

	2012	2011	Change in %
Net cash flows from operating activities	3,822	3,775	1
Net cash flows from investing activities	-5,964	-1,226	>100
Net cash flows from financing activities	-194	-1,176	-84

Net cash provided by operating activities increased slightly by €47 million or 1% to €3,822 million in 2012 (2011: €3,775 million). In 2012, days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 59 days, a one-day decrease compared to 2011 (60 days).

Cash outflows from investment activities totaled €5,964 million in 2012, much increased from the 2011 figure of €1,226 million. In 2012, cash outflows were mainly driven by acquisitions of consolidated companies such as SuccessFactors and Ariba, for which we paid €6,094 million in total. For more information

108      Combined Management Report

about current and planned capital expenditures, see the Assets and Investment Goals sections. In contrast, the 2011 figure was mainly driven by investments in time deposits and German government bonds.

Cash outflows from financing activities totaled €194 million in 2012, compared to €1,176 million in 2011. In 2012, cash inflows were mainly driven by a successfully placed two-tranche Eurobond transaction totaling €1.3 billion and a U.S. private placement transaction of US$1.4 billion consisting of several tranches. This was partly offset by repayments of a Eurobond tranche (€600 million) and several tranches (€611 million) of the promissory notes we issued in 2009. In the previous year, cash outflows were driven mainly by repayments of a credit facility we drew on in connection with our acquisition of Sybase.

The increase in total dividend to €1,310 million was due to an increase in the dividend paid from €0.60 per share in the previous year to €1.10 per share, of which €0.35 per share was an extraordinary payout to celebrate our 40th anniversary in the reporting year (total dividend payout in 2011: €713 million). In 2012, we repurchased shares in the amount of €53 million (2011: €246 million) in connection with our share-based payments.

Credit Facilities

Other sources of capital are available to us through various credit facilities, if required.

We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 0.45% to 0.75% that depends on the amount drawn. We pay a commitment fee of 0.1575% per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility.

As at December 31, 2012, SAP AG had additional available credit facilities totaling approximately €489 million. As at December 31, 2012, there were no borrowings outstanding under these credit facilities. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2012, approximately €48 million was available through such arrangements. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2012.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial position

Total assets increased 16% year over year to €26,835 million.

Breakdown of Consolidated Statements of Financial Position

Total current assets decreased 28% in 2012 from €9,669 million to €6,998 million. This was mainly due to a 50% drop in cash and cash equivalents to €2,477 million (2011: €4,965 million) stemming from the acquisitions of SuccessFactors and Ariba which were partly offset by cash flows from operating activities. Trade receivables increased €424 million to €3,917 million due in large part to the strength of our final-quarter revenue.

Assets, Finances, and Operating Results      109

Total non-current assets increased significantly in 2012 to €19,836 million compared to the previous year’s figure of €13,558 million. This 46% increase was mainly due to additions of €4,563 million to goodwill and €1,210 million to intangible assets, resulting mainly from the acquisitions of SuccessFactors and Ariba.

Investment in Intangible Assets or Property, Plant, and Equipment (incl. Capitalizations Due to Acquisitions)

Current liabilities increased slightly to €6,641 million in 2012 as compared to the prior year (€6,266 million).

The increase in total non-current liabilities from €4,254 million in 2011 to €6,023 million in 2012 was due mainly to financing activities: In 2012, we successfully placed a two-tranche Euro bond and completed a U.S. private placement, leading to cash inflows of €1.3 billion (Eurobond) and US$1.4 billion (U.S. private placement) with a corresponding increase in non-current liabilities. Both transactions were used for general corporate purposes, including the refinancing of acquisitions. For more information about financing activities in 2012, see the Finances (IFRS) section.

The equity ratio (that is, the ratio of shareholders’ equity to total assets) is 53%, slightly below the prior year’s ratio (2011: 55%).

Equity Ratio

Principal Capital Expenditures and Divestitures Currently in Progress

In 2012, we commenced construction in certain of our office buildings in Palo Alto, California, United States. The construction aims at optimizing work space conditions to support line of business requirements and the improvement of general building conditions. We estimate the total cost of this project to be approximately €12 million, of which we had paid approximately €11 million as of December 31, 2012. We expect to complete the construction in these office buildings in 2013.

In 2011, we began construction of a new building for a research center in Potsdam, Germany. The new research center will collaborate closely with universities in the Berlin/Brandenburg area in Germany, creating a total of 100 new jobs. The focus will be on the deployment of the new in-memory computing technology introduced by SAP, including SAP HANA. For the construction of the building, we expect to invest approximately €17 million, of which we had paid approximately €6 million as of December 31, 2012. We expect to finish the construction of our new research center in the second half of 2013.

110      Combined Management Report

In 2011, we also began to expand our facilities for our research center in São Leopoldo, Brazil, to accommodate up to 500 employees. For the construction of the building, we expect to invest approximately €19 million, of which we had paid approximately €5 million as of December 31, 2012. We expect to finish the construction of the building in 2013.

We plan to cover all of these projects in full from operating cash flow.

For more information about planned capital expenditures, see the Investment Goals section.

There were no material divestitures within the reporting period.

Competitive Intangibles

The assets that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG (based on all outstanding shares), which was €74.7 billion at the end of 2012 (2011: €50.2 billion), with the equity on the Consolidated Statements of Financial Position, which was €14.2 billion (2011: €12.7 billion). In effect, our market capitalization is 425% greater than our book value. The difference is mainly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the Consolidated Statements of Financial Position. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we own – in particular, the SAP brand itself – and our organization. On December 31, 2012, SAP ranked first of the most valuable companies in Germany in terms of market capitalization based on all outstanding shares. According to the Interbrand “Best Global Brands” annual survey, SAP is ranked the 25th most valued brand in the world (2011: 24th). Against other German brands, the SAP brand ranks third behind Mercedes-Benz and BMW, and 10th globally against other IT brands. Interbrand determined our value as US$15.6 billion, an increase of 8% compared to the previous year (2011: US$14.5 billion).

The results of our investment in research and development, including R & D investment made in the past, are also a significant element in our competitive intangibles.

Our customer capital continued to grow in 2012. We gained approximately 49,000 new customers in various market segments and strengthened our existing customer relationships. To help us improve insight into our customers’ view of SAP, in 2012 we began measuring our Net Promoter Score (NPS), a metric that gives a more complete picture of customer loyalty as it answers the question of how likely our customers would be to recommend SAP. For more information about our new customers and customer loyalty, see the Customers section. Employee-related and R & D activities increased the value of our employee base and our own software. For more information, see the Employees and Social Engagement section and the Research and Development section. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships.

Assets, Finances, and Operating Results      111

Assets, Finances, and Operating Results of SAP AG

SAP AG is headquartered in Walldorf, Germany, and is the parent company of the SAP Group, which comprises 267 companies. SAP AG is the Group holding company and employs most of the Group’s Germany-based development and service and support personnel.

As the owner of the intellectual property in most SAP software, SAP AG derives its revenue chiefly from software license fees paid by its subsidiaries for the right to market SAP solutions.

The SAP AG annual financial statements are prepared in accordance with the reporting standards in the German Commercial Code (as amended by the German Accounting Law Modernization Act) and the German Stock Corporation Act. The full SAP AG annual financial report and unqualified audit report are submitted to the operator of the Elektro-nischer Bundesanzeiger (Online German Federal Gazette) for publication and inclusion in the Unternehmensregister (German Business Register). It is available from SAP AG on request.

INCOME

The income statement uses the nature of expense method and presents amounts in millions of euros.

SAP AG Income Statement – German Commercial Code Short Version

€ millions

	2012	2011
Total revenue	7,812	6,520
Other operating income	796	671
Cost of services and materials	-2,610	-2,236
Personnel expenses	-1,417	-1,213
Depreciation and amortization	-278	-246
Other operating expenses	-2,215	-1,966
Operating profit	2,088	1,530
Finance income	1,144	998
Income from ordinary activities	3,232	2,528
Income taxes	-721	-625

Net income	2,511	1,903

The total revenue of SAP AG in 2012 was €7,812 million (2011: €6,520 million), an increase of 20%. Product revenue increased 18% to €6,295 million (2011: €5,323 million). As in previous years, product revenue was primarily generated from license fees paid by subsidiaries of SAP AG. The increase in SAP AG revenue in 2012 was therefore principally the result of the increase in software and software-related service revenue achieved by the SAP Group and the increase in license fees payable during 2011 by the subsidiaries to SAP AG.

SAP AG operating profit increased 36% to €2,088 million (2011: €1,530 million) owing to the growth in revenue. Other operating income increased €125 million to €796 million (2011: €671 million). The year-over-year increase is due primarily to a €131 million rise in gains from currency effects caused by the higher business volume.

112      Combined Management Report

SAP AG cost of services and materials increased 17% to €2,610 million (2011: €2,236 million). SAP AG cost of services and materials comprises third-party services, including those provided by SAP subsidiaries. SAP AG personnel expenses, mainly the labor cost of the developers, service and support employees, and administration staff employed by SAP AG, increased 17% to €1,417 million (2011: €1,213 million), primarily because of significantly more share-based payment-related expenses and because headcount increased over the year. Other operating expenses increased 13% to €2,215 million. As with currency gains, currency losses also increased, due chiefly to the larger business volume. The increase in losses from currency effects was €106 million, and expenses for licenses/provisions increased €72 million.

Finance income was €1,144 million (2011: €998 million), an increase of €146 million compared with the previous year. Increases of €31 million in investment income, €35 million in income from profit transfer agreements, and €9 million in net interest income, as well as a jouissance right advance payment on the 2012 results, led to a €146 million increase in income from securities classified as financial assets. This increase in finance income was offset by €76 million in writedowns of financial assets.

SAP AG income from ordinary activities, which is the sum of operating profit and finance income, increased 28% to €3,232 million (2011: €2,528 million). After deducting taxes, the resultant net income increased €608 million year over year to €2,511 million (2011: €1,903 million).

ASSETS AND FINANCIAL POSITION

In 2012, SAP AG total assets closed at €21,037 million (2011: €19,041 million).

SAP AG Balance Sheet – German Commercial Code Short Version

€ millions

	12/31/2012	12/31/2011
Assets
Intangible assets	406	424
Property, plant, and equipment	917	858
Financial assets	16,664	11,814
Fixed assets	17,987	13,096
Inventories	4	3
Accounts receivable	2,541	2,386
Marketable securities	0	400
Liquid assets	307	3,042
Short-term assets	2,852	5,831
Prepaid expenses and deferred charges	115	55
Deferred taxes	74	47
Surplus arising from offsetting	9	12

Total assets	21,037	19,041

Equity and liabilities
Shareholders’ equity	9,717	8,433
Provisions	1,251	780
Other liabilities	10,063	9,824
Deferred Income	6	4

Total shareholders’ equity and liabilities	21,037	19,041

Financial assets increased 41% compared with the previous year to €16,664 million. The significant increase in financial assets was primarily caused by the increase in contributions to subsidiaries’ capital totaling €4,830 million in connection with the acquisitions of SuccessFactors and Ariba in 2012.

Short-term assets stood at €2,852 million (2011: €5,831 million), a year-over-year decrease of €2,979 million. Included in these numbers are the accounts receivable, which increased by €155 million, liquid assets, which declined €2,735 million, and marketable securities, which declined €400 million. The main reason for the reduction is the investments outlined above.

Assets, Finances, and Operating Results of SAP AG      113

SAP AG shareholders’ equity rose 15% to €9,717 million (2011: €8,433 million). Against outflows of €1,310 million associated with the payment of the 2011 dividend and a further €53 million for the repurchase of shares for treasury in the context of share-based payments in 2012, there was a €2,511 million increase in net income and an inflow of €136 million from the issuance of shares to service the share-based payments of employees and Executive Board members. The equity ratio (that is, the ratio of shareholders’ equity to total assets) increased from 44% in 2011 to 46% in 2012.

Provisions increased €471 million to €1,251 million, primarily as a result of additions to provisions for share-based payments and higher reserves for tax.

Other liabilities increased €239 million to €10,063 million (2011: €9,824 million). This increase is attributable to contrasting effects: On the one hand, SAP AG issued new debt in the amount of €1,300 million and liabilities to affiliated companies increased €311 million; on the other, SAP AG repaid €711 million in liabilities to banks and made a scheduled repayment of a bond in the amount of €600 million.

SAP AG Cash Flow Statement – German Commercial Code Short Version

€ millions

	2012	2011
Net cash flows from operating activities	2,334	2,922
Net cash flows from investing activities	-4,598	-22
Net cash flows from financing activities	-271	-1,673
Net decrease/increase in cash and cash equivalents	-2,535	1,227

Cash and cash equivalents at the beginning of the year	2,842	1,615

Cash and cash equivalents at the end of the year	307	2,842

Despite positive business performance, the cash flow from operating activities decreased €588 million to €2,334 million in 2012 (2011: €2,922 million), chiefly due to increased cash drawings by subsidiaries through SAP AG’s centralized management of finance and liquidity.

SAP AG used net cash flows from investing activities of €4,598 million in 2012 (2011: €22 million), a year-over-year increase of €4,576 million. The main reason for the increase in outflows was the contributions to subsidiaries’ capital mentioned earlier in connection with the acquisitions of SuccessFactors and Ariba. A further €338 million was spent on long-term assets. These outflows were offset by inflows of €600 million from the sale of longer-term deposits and securities, and €92 million from the sale of property, plant, and equipment.

Net cash flows from financing activities were €271 million in 2012 compared to €1,673 million in 2011. In 2012, SAP AG outflows included repaid financial liabilities totaling €1,311 million, as well as the dividend distribution in 2012 of €1,310 million, an increase of 84% compared with the previous year (2011: €713 million). In addition, SAP AG repurchased shares for treasury in the value of €53 million (2011: €246 million). Inflows included €1,300 million from the issuance of new bonds in 2012 and €997 million from loans taken from subsidiaries. SAP AG generated further inflows of €106 million from the reissuance of treasury shares and the issuance of new shares for share-based payments.

At the close of the year, SAP AG held €307 million in short-term liquid assets (2011: €2,842 million), a year-over-year decrease of €2,535 million.

OPPORTUNITIES AND RISKS

SAP AG is subject to materially the same risks and opportunities as the SAP Group. For more information, see the Opportunity Report and the Risk Report sections.

114      Combined Management Report

Overall Financial Position

EXECUTIVE BOARD’S ASSESSMENT

SAP delivered record revenues in 2012. Non-IFRS total revenue grew 14% year on year and exceeded €16 billion. Non-IFRS software and software-related service revenue grew 17% year over year to €13.2 billion. Non-IFRS software and cloud subscriptions revenue grew 21% year over year to €5.00 billion. In 2012, we achieved an operating profit (non-IFRS) of €5.02 billion on a constant currency basis. Thus, operating profit (non-IFRS) at constant currencies for 2012 was slightly lower than the range of €5.05 billion to €5.25 billion that SAP had projected. This reduction in operating profit is mainly due to the continued investment in key innovations, as well as the expansion of SAP’s sales activities worldwide. The profitability of our business remains high. We are well on our way to exceeding our €20 billion revenue target and reaching a 35% (non-IFRS) operating margin by 2015. Our financial position remains healthy.

SAP delivered exceptional growth in its key innovation areas SAP HANA, mobile, and the cloud: SAP HANA had an outstanding year, reaching nearly €200 million in software revenue in the fourth quarter and almost €400 million for the full year, thereby exceeding our own expectations of at least €320 million. SAP’s mobile business contributed more than €220 million to software revenue, thus achieving its full-year revenue target.

In 2012, SAP empowered best-run businesses to meet real-time consumer demands. We invested in our flagship innovation SAP HANA and strengthened the industry’s best cloud portfolio from our point of view. We delivered new, industry-specific solutions, accessible anywhere on a mobile device. Our momentum has never been stronger. We are very well positioned to achieve our 2015 goals, thanks to very strong revenue contribution from our key innovations SAP HANA and SAP Cloud.

In 2012, we advanced our strategy of extending the functional reach of our portfolio by making targeted acquisitions. We have a sound financial footing, allowing us flexibility of action even in times of crisis.

INFLUENCE OF ACCOUNTING POLICIES ON OUR FINANCIAL POSITION

For information about our accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

There are no off-balance sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, and liabilities related to special-purpose entities, that are not disclosed in our Consolidated Financial Statements. Any factoring contracts are not material in volume.

Overall Financial Position      115

Corporate Governance

CORPORATE GOVERNANCE STATEMENT

The German Commercial Code, section 289a, requires listed stock corporations to publish a corporate governance statement either as part of their management report or on their Web site. The Executive Board filed SAP’s corporate governance statement on February 20, 2013, and published it on our public Web site at www.sap.com/corporate-en/investors/governance/ policies-statutes.

For more information about the corporate governance of SAP, see the Corporate Governance Report section.

CHANGES IN MANAGEMENT

In April 2012, the Supervisory Board appointed Lars Dalgaard to the Executive Board. Lars Dalgaard leads our Cloud business unit, which combines all cloud assets of SAP and SuccessFactors, to drive market leadership in the cloud for businesses.

In May 2012, SAP created a Global Managing Board in addition to the Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the Company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. It has advisory and decision-supporting functions for the Executive Board and comprises all Executive Board members as well as Robert Enslin and Bob Calderoni.

In July 2012, the Supervisory Board appointed Luisa Deplazes Delgado to the Executive Board. She began work as our chief human resources officer and labor relations director in September. Luisa Deplazes Delgado is driving and enhancing our strategic people agenda, focusing on leadership development, talent development, recruitment, employee engagement, and organizational design and change.

116      Combined Management Report

Information Concerning Takeovers

Information required under the German Commercial Code, sections 289 (4) and 315 (4), with explanatory report.

¡

Composition of share capital: For information about the composition of SAP AG share capital as of December 31, 2012, see the Notes to the Consolidated Financial Statements section, Note (20). Each share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. ADRs are certificates representing non-U.S. shares and are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

¡

Restrictions applying to share voting rights or transfers: SAP shares are not subject to transfer restrictions except the lock-in period under the SAP Share Matching Plan (SMP), described below. SAP held 36,334,516 treasury shares on December 31, 2012. Treasury shares did not entitle us to any rights, and hence to any voting rights or dividend. Shares issued in 2012 under the employee SMP are subject to contractual transfer restrictions for a three-year lock-in period unless the plan member’s employment with SAP is ended during that period. Until that lock-in period has expired, the participating employees are not ordinarily allowed to dispose of the shares they have acquired under the plan. We are not aware of any other restrictions applying to share voting rights or to share transfers.

¡	Shareholdings that exceed 10% of the voting rights: We are not aware of any direct or indirect SAP AG shareholdings that exceed 10% of the voting rights.

¡	Shares with special rights conferring powers of control: No SAP shareholder has special rights conferring powers of control.

¡

Type of control over voting rights applying to employee shareholders who do not directly exercise their control rights: As with other shareholders, employee holders of SAP shares exercise their control rights in accordance with the law and the Articles of Incorporation. In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board – as all other members of the Supervisory Board – are prohibited from exercising the voting rights associated with their shares.

¡

Legal requirements and provisions in the Articles of Incorporation concerning the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation: Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the Supervisory Board in accordance with the German Stock Corporation Act, section 84. The number of members of the Executive Board is decided by the Supervisory Board. Executive Board members may be reappointed for, or their term of office extended by, a maximum of five years. The German Codetermination Act, section 31, provides that a two-thirds majority of the Supervisory Board membership is required for Executive Board appointments. If the Supervisory Board fails to make an appointment with a majority that meets this requirement, the Mediation Committee must propose an appointee within one month. Appointments to the Executive Board can then be made by a simple majority of the Supervisory Board membership. If the Supervisory Board also fails to make an appointment with a majority that meets this requirement, the chairperson of the Supervisory Board has two votes in the subsequent ballot. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85. In accordance with the German Stock Corporation Act, sections 179 and 133, an amendment of the Articles of Incorporation requires a resolution of the General Meeting of Shareholders with a majority of at least three-quarters of the share capital represented in the vote and the simple majority of the votes cast. Section 11 (2) of the Articles of Incorporation authorizes the Supervisory Board to amend the Articles of Incorporation where such amendments only concern the wording.

Information Concerning Takeovers      117

¡

Powers of the Executive Board to issue and repurchase shares: The Annual General Meeting of Shareholders on May 25, 2011, granted powers to the Executive Board, subject to the consent of the Supervisory Board, to issue convertible and warrant-linked bonds and to grant conversion and option rights in respect of SAP AG shares representing a total attributable portion of the share capital of not more than €100 million secured by a corresponding amount of contingent capital. These powers will expire on May 24, 2016. The Executive Board is also authorized until June 7, 2015, to increase the share capital by not more than €250 million by issuing new shares against contributions in cash and to increase the share capital by not more than €250 million by issuing new shares against contributions in cash or in kind. For more details about the different tranches of authorized capital and the aforementioned contingent capital, see the Articles of Incorporation, section 4. The Annual General Meeting of Shareholders on June 8, 2010, granted a power to the Executive Board in accordance with the German Stock Corporation Act, section 71 (1)(8), to buy back for treasury on or before June 30, 2013, SAP AG shares attributable in total to not more than €120 million of the share capital. The power is subject to the proviso that the shares repurchased, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not in total exceed 10% of SAP’s share capital. Executive Board powers, such as those described to issue and repurchase stock and to grant rights of conversion and subscription to shares of SAP, are widely followed common practice among German companies like SAP. They give the Executive Board the flexibility it needs, in particular the options to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year. To service the SMP, which is an employee stock plan we established in 2010, the Executive Board is authorized, subject to Supervisory Board consent, to issue to participants of the plan new shares until June, 7, 2015. This authorized capital has been used for plan tranches in 2010, 2011, and 2012, and on December 31, 2012, it empowered the Company to issue new shares representing a total attributable portion of the share capital of not more than €29,609,256.

¡

Material agreements with provisions that take effect in the event of a change of control following a takeover bid: SAP AG has concluded the following material agreements with provisions that take effect in the event of a change of control, whether following a takeover bid or otherwise:

–

The terms of SAP’s syndicated €1.5 billion credit facility include a change-of-control clause. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements section, Note (25). This clause obliges SAP AG to notify the banks in case of a change of control. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.

–

The terms of the German promissory notes totaling €697 million include a change-of-control clause. For more information about these German promissory notes, see the Notes to the Consolidated Financial Statements section, Note (17b). The clause gives the lenders special termination rights in case of a change of control. If no continuation agreement is reached within 30 days after a change of control, the lenders would be entitled to declare the loan due and demand repayment of the outstanding debt without delay.

–

In agreements between SAP AG and various banks for bilateral credit facilities that totaled €489 million on December 31, 2012, we have agreed on customary material adverse change clauses permitting the banks to terminate if events occur that are materially adverse to the economic standing of SAP AG which may possibly also include a change of control. These clauses are standard practice. In the past, we have drawn on these bilateral credit facilities only infrequently and only for a few days. We believe that in view of our current liquidity situation, termination of these credit facilities would not have a materially adverse effect, at least in the near term.

118      Combined Management Report

–

SAP entered into a €200 million fixed-interest forward-start loan agreement on December 15, 2011. The interest rate will be 35 basis points above EURIBOR on the day the loan is drawn. In the event of a change of control, the lenders are entitled to terminate the loan agreement and demand repayment of the outstanding debt unless at SAP’s request the parties enter within 30 days into an agreement to continue the loan.

–

SAP issued two bonds in 2010, each in two tranches of different tenures, totaling €2.2 billion. In 2012, SAP set up a Debt Issuance Program under which a first tranche of Eurobonds in the amount of €1.3 billion was issued. For more information about these bonds, see the Notes to the Consolidated Financial Statements section, Note (17b). Under the terms agreed with the buyers, we are required to notify the buyers of any change of control without delay. If there is a change of control and SAP is consequently assigned a lower credit rating within a defined period, buyers are entitled to demand repayment. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–

Under the terms of our U.S. private placements totaling US$2.65 billion, we are required to offer lenders repayment of outstanding debt if there is a change of control and SAP is consequently assigned a lower credit rating within a defined period. For more information about these private placements, see the Notes to the Consolidated Financial Statements section, Note (17b). Lenders would have at least 30 days to accept the offer. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–

We have entered into relationships with other companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.

¡

Agreements to compensate members of the Executive Board or the employees in the event of a takeover bid: Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are customary in Germany and elsewhere, are described in the Compensation Report section. We have no analogous compensation agreements with other employees.

Information Concerning Takeovers      119

Opportunity Report

OPPORTUNITY MANAGEMENT

SAP operates in a dynamic market full of opportunities. To deliver consistent growth, we must not only avoid unnecessary risk but also systematically recognize and exploit new opportunities. Where the size and types of opportunities exceed agreed risk tolerances, we mitigate the risk by closely allying opportunity management with risk management. Opportunities may be within SAP or external. Our approach to opportunity management is strongly influenced by our strategy for customer-oriented innovation and sustained growth.

We establish a framework for opportunity management by evaluating and analyzing markets, competitors, and external scenarios. We also consider how our products are targeted and review the cost drivers and critical success factors in our industry. From these insights, we derive defined market opportunities that the Executive Board considers for inclusion in business plans and management targets.

At SAP, we are always looking for a balance between risks and opportunities in order to create shareholder value by analyzing new market opportunities. We have strong governance in place to ensure that the decision taken is based on the opportunity size, investment required, and the risk profile. Our decision also depends on the people and talent within SAP and our partner ecosystem. Without them, it would not be possible to successfully market our innovative products. All described opportunities are applicable to different extent to all of our segments (On-Premise Products, On-Premise Services, Cloud Applications, and Ariba) unless otherwise noted.

As far as opportunities are likely to occur, we have incorporated them into our business plans, our outlook for 2013, and our medium-term prospects outlined later in this report. The following section therefore focuses on future trends or events that might result in a departure from our outlook and medium-term prospects that are positive for SAP.

Opportunities

Opportunities from Positive Development of Economic Conditions

Economic conditions have an influence on our business, financial position, profit, and cash flows. Our outlook for 2013 and medium-term prospects are based on the expectation that the future economic conditions are in line with what we have outlined in the Outlook section of this report. Should the global economy experience a more sustained recovery than is reflected in this forecast, our revenues and profits may exceed our current outlook and medium-term prospects.

We expect above-trend growth in the emerging markets (such as Brazil, China, the Middle East, and Turkey), which are ripe for our solutions – both traditional applications and our new innovations such as SAP HANA and mobile solutions. Should these economies progress faster than currently expected, this may positively impact our revenues, profits, and cash flows and result in exceeding our stated outlook and medium-term prospects.

For more information about future trends in the global economy, the IT market outlook, and their potential influence on SAP, see the Outlook section of this Management Report.

Opportunities from Our Research and Development Activities

Our continued growth depends on our ability to deliver innovative solutions to market and to drive ongoing value for our customers. We continue to improve our research and development effectiveness, applying lean methodology to accelerate innovation cycles and engage more closely with our customers.

Should our research and development activities progress better than currently expected, this may result in more innovative new and improved products being released or in new products being available earlier than currently planned. This could positively impact our revenues, profit, and cash flows and result in exceeding our stated outlook and medium-term prospects.

120      Combined Management Report

For more information about future opportunities in research and development for SAP, see the Research and Development and Outlook sections of this Management Report.

Opportunities from Our Strategy for Profitable Growth

Our strategy has an influence on our business, financial position, profit, and cash flows.

Our strategy is to deliver profitable growth across our portfolio of products, solutions, and services. Our goal is to double our addressable market to US$230 billion and increase the number of people who use and benefit from SAP solutions to one billion by 2015.

We see opportunities in new product or market categories, such as mobile, social media, Big Data, and the cloud, which we enter through a mix of organic developments and mergers and acquisitions. We also look to establish new business models and leverage our expanding ecosystem of partners to maximize these opportunities.

Our successful performance is very much based on our pace of innovation. SAP is now taking market share in our targeted market categories and creating new opportunities to increase the business value for our customers. This should allow SAP to increase the share of our customers’ IT wallet as it adds additional business value.

Should the evolution of our five market categories progress faster than currently expected, this may positively impact our revenues, profit, and cash flows and result in our exceeding our stated outlook and medium-term prospects. That outcome could arise particularly if SAP HANA and our cloud offerings create even more demand than is reflected in our stated outlook and medium-term prospects.

For more information about future opportunities for SAP, see the Vision, Mission, and Strategy and Outlook sections of this Management Report.

Opportunities from Our Partner Ecosystem

SAP continues to develop an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation with the specified objective of increasing the partner revenue contribution to SAP’s overall revenue target.

Should the business of our partners develop better than currently expected, our indirect sales (partner revenue) could grow stronger than reflected in our outlook and medium-term prospects and contribute more than the 40% of software revenue we expect by 2015. This may positively impact our revenues, profits, and cash flows and result in our exceeding our stated medium-term prospects.

For more information about opportunities arising from our partner ecosystem, see the Partner Ecosystem and Outlook sections of this Management Report.

Opportunities from Our Employees

Our employees spark our innovation, deliver value to our customers, and drive our sustainable growth and profitability. In 2012, we added approximately 1,800 full-time employees in sales to capture growth opportunities. We anticipate improvements in employee productivity by utilizing lean and design-thinking principles. As described in the Employees section, we also run programs that aim to increase engagement among our employees.

Should these measures and methods progress better than currently expected, this may positively impact our revenues, profits, and cash flows and result in our exceeding our stated outlook and medium-term prospects.

Opportunity Report      121

For more information about future opportunities from our employees, see the Employees section of this Management Report.

Opportunities from Our Customer Engagement

SAP goes to market by region, customer segment, and industry. In each region, we concentrate our sales efforts on the fastest-growing markets that have the most business and revenue potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers.

To support customer value, we offer unique services that significantly drive business value. In the past, we have offered services such as SAP MaxAttention and SAP Safeguarding to our customers to help them capture the full value of our solutions. We will continue to actively look at new opportunities to drive customer value better than currently expected. Should these possibilities progress faster than currently expected, this may positively impact our revenues, profits, and cash flows and result in our exceeding our stated outlook and medium-term prospects.

122      Combined Management Report

Risk Report

INTERNAL CONTROL AND RISK MANAGEMENT ORGANIZATION

As a global company, we are exposed to a wide variety of risks across our range of business operations. As a consequence, we have put comprehensive risk management structures into place that enable us to identify and analyze risks early on and take appropriate action. Our risk management system is designed to identify potential events that could negatively impact the Company and to provide reasonable assurance regarding the achievement of our Company objectives, specifically our ability to achieve our financial, operational, or strategic goals as planned. This system comprises multiple control mechanisms and constitutes an important element of the corporate decision-making process and is therefore implemented as an integral part of our business processes across the entire SAP Group. Seeking to ensure that our global risk management efforts are effective and enable us to aggregate risks and report on them transparently, we have adopted an integrated approach.

Being a stock corporation domiciled in Germany and issuing securities listed on the U.S. stock exchange, we are subject to German and U.S. regulatory requirements that relate to risk management, such as provisions in the German Stock Corporation Act, section 91 (2), and the U.S. Sarbanes-Oxley Act, section 404. Our Executive Board has established an early warning system (risk management system) to ensure compliance with applicable regulations and for the effective management of risks. Our Executive Board is also responsible for the effectiveness of our internal control system.

To ensure the effectiveness of our internal control system, designated champions of the Sarbanes-Oxley Act (SOX) assess and test the design and operating effectiveness of internal controls over financial reporting on a yearly basis. Our internal control system and our risk management system for the SAP Group are monitored by the Audit Committee of our Supervisory Board. For SuccessFactors, an external local audit and consulting firm has been engaged in the assessment and tested the design and the operating effectiveness of internal controls over financial reporting.

Our risk management organization consists of five major elements covering the functions of risk management governance, strategic, operational, financial, and compliance risk management with regard to our targets.

A Group-wide risk management governance function (Global Governance, Risk & Compliance Operations) is responsible for regular maintenance and implementation of SAP’s risk management policy. Furthermore, a uniform process model has been defined involving the essential elements of risk management from risk planning, risk identification, risk analysis, and response to monitoring. To support this risk management process entirely we have implemented and rolled out our own risk management software. This function is also responsible for standardized risk reporting to risk committees at different levels of the Company including the Executive Board, the chairperson of the Supervisory Board, and the chairperson of the Audit Committee.

The strategic risk management function as part of the Global Governance, Risk & Compliance organization is responsible for enabling early identification and mitigation of risks related to the execution of our strategic targets. They support the successful execution of SAP’s corporate strategy by creating transparency regarding risks that could threaten commercial interests or intangible assets such as corporate or product reputation and brand image or the achievement of our strategic objectives.

Operational and financial risk management is uniformly implemented at SAP. Risk managers independent from the business are assigned to each of our important business units and business activities and to selected strategic initiatives. All risk managers, together with assigned risk contacts in the business units, continuously identify and assess risks associated with material business operations using a uniform approach and monitor the implementation and effectiveness of the measures chosen to mitigate risks. Our risk managers are responsible for ensuring that a risk management is implemented across the SAP Group that is both effective and compliant with regulatory requirements and our global risk management policy. All risk managers (with the exception of SuccessFactors and Ariba) report to the Global Governance, Risk & Compliance

Risk Report      123

organization. At SuccessFactors, the risk management responsibility lies with the general counsel that reports to the executive board member responsible for our Cloud applications business. Further financial risk management activities are performed by our Global Treasury function. At Ariba, risk management and the effective internal control system is ensured by the CFO’s organization.

The head of Global Governance, Risk & Compliance, together with the corresponding functions within SAP’s acquired companies (SuccessFactors, Ariba), is responsible for SAP’s internal control and risk management program and provides regular updates to our Audit Committee. The overall risk profile of the SAP Group is consolidated by the head of Global Governance, Risk & Compliance, who reports directly to the Executive Board member and Chief Financial Officer of SAP.

Risk Management System

The risk management policy issued by our Executive Board governs how we handle risk and defines a methodology that applies uniformly across all parts of the SAP Group. The policy stipulates who is responsible for conducting risk management activities and defines reporting and monitoring structures. We routinely review and update the policy as necessary but at least once a year. The SAP global corporate audit function conducts regular audits to assess the effectiveness of our risk management system. Every year, our external auditor audits whether our early risk identification system is adequate to identify early enough risks that may endanger the SAP as a going concern. SAP’s enterprise risk management follows COSO II (integrated framework for enterprise risk management) and covers risks in the areas of strategy, operational business, financial reporting, and compliance. Using the COSO framework, SAP defines and covers internal controls all along the value chain on a process and subprocess level to assure that sound business objectives are set in line with the organization’s strategic, operational, financial, and compliance goals. The following sections describe the key content elements of our risk management process as part of our policy: Our risk planning, identification, analysis, response, and monitoring.

Risk planning and risk identification for both internal and external risks are conducted in cooperation between the risk managers and the business units or subsidiaries. We apply both qualitative and quantitative risk analysis across the entire Company as well as other risk analysis methods such as sensitivity analyses and simulation techniques. Depending on the estimated probability of occurrence and potential impact (such as amount of potential loss or damage), we classify a risk as “high,” “medium,” or “low.” We use various techniques to identify risks. For example, we have identified risk indicators and developed a comprehensive risk catalog that includes risk mitigation strategies for known products and project risks. Risk identification takes place at various levels of the Company to ensure that common risk trends are identified and end-to-end risk management across organizational borders is enabled.

Risk analysis is followed by risk response and risk monitoring. The risk managers work in close cooperation with the business owners, seeking to ensure that effective strategies are implemented to minimize risks. Risks may be reduced by taking active steps to counteract them, or in some cases risks are accepted. The business owners are responsible for continuously monitoring the risks and the effectiveness of our mitigation strategies, with support from the respective risk managers. To provide greater risk transparency and enable appropriate decision making for our business owners, we established risk delegation of authority (RDOA) in our software development organizations, our field organization, and SuccessFactors. RDOA is a risk management decision-making hierarchy that helps respective business owners gain timely insight into our riskiest projects and processes, so they are better able to review the pertinent information, understand the risk profile and associated mitigation strategies, and determine if their approval is warranted. Depending on the exposure, approval is required at different levels of the Company, up to and including the Executive Board. For Ariba, risk management activities are performed throughout the organization by the Chief Privacy/Security Officer and the Chief Financial Officer based on their particular area.

124      Combined Management Report

We insure against risks only where the economic benefit appears worthwhile to us. Furthermore, our risk committees, which comprise senior managers from different lines of business, also monitor risks.

All identified and relevant risks are reported at the local, regional, and global levels in accordance with our risk management policy. At local, regional, and global levels, we have executive risk councils that regularly discuss risks and countermeasures and that monitor the success of risk mitigation. Risks are reported to the Executive Board on a regular basis. In addition, the full Executive Board is informed once every quarter about individual risks that have been classified as “high” following the risk analysis or that have exceeded defined limits. This reporting is done in the form of a qualitative description. Newly identified or existing significant risks that are above a defined threshold or with a potential significant impact are also reported to the chairperson of the Supervisory Board and to the chairperson of the Audit Committee of the Supervisory Board.

We also have a process in place that quantifies individual risks as far as possible and, from a given threshold, analyzes the risks with respect to their potential effect as regards illiquidity und excessive indebtedness and insolvency, and thus possible threat to the Group’s ability to continue as a going concern.

The status of the risk management system and its implementation in the different Executive Board areas is reported regularly to the Audit Committee. In parallel, our global corporate audit function, which audits various aspects of the risk management system, also reports regularly to the Audit Committee.

Our risk managers use our own risk management software solution to create transparency across all known risks that exist within the SAP Group as well as to facilitate risk management and the associated risk reporting. We record and address identified risks in our software solution. Risk management information held in the solution is available to managers through a table application, and consolidated and aggregated for the quarterly report. The solution also supports the risk-based approach of our internal control and risk management system for financial reporting (ICRMSFR).

The risk management system analyzes risks only. It does not assess or analyze opportunities.

Internal Control and Risk Management System for Financial Reporting by the SAP Group

Our internal control and risk management system for financial reporting (ICRMSFR) is based on our Group-wide risk management methodology. The ICRMSFR includes organizational, control, and monitoring structures designed to ensure that data and information concerning our business are collected, compiled, and analyzed in accordance with applicable laws and properly reflected in the IFRS Consolidated Financial Statements as well as in the stand-alone Financial Statements of SAP AG according to German GAAP.

Our ICRMSFR includes policies, procedures, and measures designed to ensure compliance of our financial reports with applicable law and standards. We analyze new statutes, standards, and other pronouncements, as failure to implement them would present a substantial risk to the compliance of our financial reporting. Our corporate financial reporting department codifies all accounting policies in our Group Accounting Guideline and Global Revenue Recognition Guidelines. These policies and our corporate closing schedule together define the closing process under which all affiliates prepare their financial statements for consolidation by our corporate financial reporting office. The corporate financial reporting department and other corporate departments assist our local subsidiaries’ efforts to comply with Group accounting policies and monitors their work. Our corporate audit function and corporate financial reporting department conduct audits of our affiliates’

Risk Report      125

financial reporting. The corporate financial reporting department conducts all of our financial consolidation. We outsource some work, such as valuing projected benefit obligations and share-based payment obligations, and in the context of asset acquisitions and business combinations, the respective purchase price allocations. The employees who work on our financial reporting receive training in our policies and processes. Our ICRMSFR has both preventive and detective controls, including, for example, automated and non-automated reconciliations, segregated duties with two-person responsibility, authorization concepts in the SAP software system, and monitoring.

Based on the results of the analysis regarding design and operating effectiveness of internal controls over financial reporting, our management assesses the effectiveness of the ICRMSFR on December 31 each year. A committee chaired by our Chief Financial Officer meets regularly to set the annual scope for our test of ICRMSFR effectiveness, to evaluate any possible weaknesses in the controls, and to determine measures to adequately address them. At its meetings, the Audit Committee of the Supervisory Board regularly scrutinizes management’s assessments of the effectiveness of our ICRMSFR with regard to our Consolidated Financial Statements.

The purpose of a company’s internal control over financial reporting is to ensure with sufficient certainty that its financial reporting is reliable and in compliance with applicable generally accepted accounting principles. Because of the inherent limitations of internal control over financial reporting, it may not prevent or bring to light all potential misstatements in our financial statements.

The assessment of the effectiveness of our internal controls over financial reporting, including SuccessFactors’ internal controls over financial reporting, was that on December 31, 2012, the SAP Group has an effective internal control system over financial reporting.

Risk Assessment

To determine which risks pose the highest threat to the viability of the SAP Group, we classify our risks as “high,” “medium,” or “low” based on the likelihood that a risk will occur within the assessment horizon as well as the impact the risk would have on our business objectives if the risk were to occur. The scales for measuring these two indicators are given in the following tables.

Probability/Likelihood of Occurrence	Description
1–19%	Remote
20–39%	Unlikely
40–59%	Likely
60–79%	Highly likely
80–99%	Near certainty

Under this framework, we define a remote risk as one that will occur only under exceptional circumstances and a near-certain risk as one that can be expected to occur within the specified time horizon.

Impact Level	Impact Definition
Insignificant	Negligible negative impact on business, financial position, profit, and cash flows
Minor	Limited negative impact on business, financial position, profit, and cash flows
Moderate	Some potential negative impact on business, financial position, profit, and cash flows
Major	Considerable negative impact on business, financial position, profit, and cash flows
Business-critical	Detrimental negative impact on business, financial position, profit, and cash flows

Based on the likelihood that a risk will occur as well as the impact the risk would have on our reputation, business, financial position, profit, and cash flow leads us to classify the risks as “high,” “medium,” or “low.”

126      Combined Management Report

RISK FACTORS

The following sections outline risk factors that we identify and track using SAP’s risk management solution. They are presented below at a more aggregated level as compared to their use in internal controlling, but are broken down by the same risk categories we also use in our internal risk management system reporting structure. All described risks are applicable to different extent to all of our segments (On-Premise Products, On-Premise Services, Cloud Applications, and Ariba) unless otherwise noted.

SAP AG is the parent company of the SAP Group consisting of SAP, SuccessFactors, and Ariba. Consequently, the risks described below also apply – directly or indirectly – to SAP AG.

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, or political conditions could have a negative impact on our business, financial position, profit, and cash flows and put pressure on our operating profit.

The ability of our customers to invest in our products is dependent on current economic, financial, and political conditions. In the mid- to long-term, events such as a global economic crisis, shifts in government policy, fluctuations in national currencies, a potential euro area break-up, U.S. or European recession, or increasing sovereign debts, could negatively impact our customers’ ability and willingness to make investments in our products and services. These events could reduce the demand for SAP software and services, and lead to the following:

¡	Delayed purchases, decreased deal size, or cancelations of proposed investments

¡	Higher credit barriers for customers, reducing their ability to finance software purchases

Risk Report      127

¡	Increased number of bankruptcies among customers, business partners, and key suppliers

¡	Increased default risk, which may lead to significant impairment charges in the future

¡	Market disruption from aggressive competitive behavior, acquisitions, or business practices

¡	Increased price competition and demand for cheaper products and services

Economic, financial, or political uncertainty could therefore cause a decline in our revenue and operating profit. As a result, we could fail to achieve our operating profit target.

SAP has established measures and dedicated task forces to address and mitigate the described risks and possible negative impacts to the extent possible. We offer our customers standard software and product packages that are fast and easy to install, as well as attractive financing models. Furthermore, we continue to apply cost discipline internally and have a conservative financial planning policy. Additionally, SAP is continuously reshaping its organizational structure and processes to increase efficiency.

In view of the measures that are in place, we estimate the probability of occurrence of this risk to be likely. Therefore, we cannot completely exclude the possibility of it having a business-critical impact on our business, financial position, profit, and cash flows, exacerbating the other risks we describe in this report, or causing a negative deviation from our revenue and operating profit target. We classify this risk as a high risk.

Our international business activities expose us to numerous and potentially conflicting regulatory requirements, and risks which could harm our business, financial position, profit, and cash flows.

We currently market our products and services in more than 130 countries in the APJ, EMEA, Latin America, and North America regions. Sales in these countries are subject to numerous risks inherent in international business operations. Among others, these risks include:

¡	Conflict and overlap among tax regimes

¡	Possible tax constraints impeding business operations in certain countries

¡	Expenses associated with the localization of our products and compliance with local regulatory requirements

¡	Operational difficulties in countries with a high corruption perception index

¡	Protectionist trade policies

¡	Regulations for import and export

¡	Works councils, labor unions, and immigration laws in different countries

¡	Data protection and privacy in regard to access by foreign authorities to customer, partner, or employee data

¡	Country-specific software certification requirements

As we expand further into new countries and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. Overall, we could fail to achieve our revenue targets.

We address these risks with various measures depending on the circumstances, including, for example, making local organizational changes, establishing a Data Protection and Privacy Office and associated policy, receiving guidance from external economics consultants, law firms, tax advisors, and authorities in the concerned countries, and taking legal actions. Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue targets. We classify this risk as a medium risk.

128      Combined Management Report

Social and political instability caused by terrorist attacks, civil unrest, war, or international hostilities as well as pandemic disease outbreaks or natural disasters may disrupt SAP’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East), or natural disasters (such as “Superstorm Sandy” or similar events) could have a significant negative impact on the related economy or beyond. An event that results, for example, in the loss of a significant number of our employees, or in the disruption or disablement of operations at our locations, could affect our ability to provide business services. Furthermore, this could have a significant negative impact on our partners as well as our customers and their investment decisions, which could prevent us from achieving our future revenue and operating profit target.

Our mitigation measures have been designed and implemented to minimize such negative impacts. Our corporate headquarters, which include certain critical business functions, are located in the German state of Baden-Württemberg. This area has historically been free of natural disasters. To protect our key IT infrastructure and critical business systems and processes from material negative impact in crisis situations, disaster recovery and business continuity plans have been developed and include implementation of data redundancies and daily information backup strategies. To verify and improve our approach, the Global IT organization is regularly certified to the internationally recognized British standard BS 25999-2 (Business Continuity Management). In addition, SAP is one of the first international companies and the first German company to be certified to the new ISO 22301:2012 standard. To ensure continuous operations of all critical business processes, we have been implementing and operating a worldwide business continuity management system. To enable effective response and minimize possible losses in case of crisis situations, we have installed local crisis management teams at our main locations, supplemented by regional crisis management teams for the APJ, EMEA, Latin America, and North America regions and our global crisis management team. We believe that the likelihood of this risk materializing is remote; however, we cannot exclude the possibility of such a risk occurring and having a business-critical impact on our reputation, business, financial position, profit, and cash flows, or causing a negative deviation from our revenue targets. We classify this risk as a medium risk.

Market Risks

Our established customers might not buy additional software solutions, renew maintenance agreements, purchase additional professional services, or they might switch to other products or service offerings (including competitive products).

In 2012, we offered a wide range of support services including SAP MaxAttention, SAP Enterprise Support, and SAP Product Support for Large Enterprises. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. Existing customers might cancel or not renew their maintenance contracts, decide not to buy additional products and services, switch to subscription models, or accept alternative offerings from other vendors so that we could fail to achieve our maintenance-related revenue and operating profit target.

Working closely with SAP user groups, we continuously monitor the performance of our support organization and the satisfaction of our customers. We implement mitigating steps where required. In view of these measures and due to the value of support perceived by customers, we estimate the probability of this risk materializing to be remote, but we cannot completely exclude the possibility that it could have a business-critical impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as medium risk. This risk factor relates only to our On-Premise Products segment.

Risk Report      129

The market for our cloud product portfolio depends on widespread adoption of cloud solutions instead of on-premise solutions. The market for cloud solutions is at a relatively early stage of development. As a result, if it does not develop or develops more slowly than we expect, our business could be harmed.

The market for cloud computing is at an early stage relative to on-premise solutions. Cloud applications may not achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of organizations to increase their use of software as a service. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to the cloud. We have encountered customers who were unwilling to subscribe to our cloud product portfolio because they could not install it on their premises. Other factors that could affect the market acceptance of cloud solutions include:

¡	Perceived security capabilities and reliability

¡	Perceived concerns about the ability to scale operations for large enterprise customers

¡	Concerns with entrusting a third party to store and manage critical employee or company-confidential data

¡	The level of configurability or customizability of the software

If organizations do not perceive the benefits of cloud computing, the market for our cloud business might not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business.

Although we estimate the probability of occurrence of this risk to be remote, we cannot completely exclude the possibility that this risk could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify the risk as a medium risk. This risk factor relates only to our Cloud division combining the Cloud Applications and Ariba segments.

Our market share and profit could decline due to intense competition, consolidation, and technological innovation in the software industry.

The software industry continues to evolve rapidly and currently is undergoing a significant shift due to innovations in the areas of mobile, Big Data, cloud computing, and social media. While smaller innovative companies tend to create new markets continuously, large traditional IT vendors tend to enter such markets mostly through acquisitions. In 2012, most merger and acquisition (M&A) activities within the software industry were in cloud computing, social media, database and technology, and analytics. Therefore, SAP is facing increased competition in its business environment from traditional as well as new competitors. This could result in increased price pressure, cost increases, and loss of market share and could negatively impact the achievement of our future operating profit target.

We believe we will be able to protect our leadership in the market if we continue to execute successfully on our innovation strategy, which is driven by a mix of organic growth and targeted acquisitions. Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a moderate negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our operating profit target. We classify this risk as a low risk.

130      Combined Management Report

Business Strategy Risks

Demand for our new solutions may not develop as planned and our strategy on new business models and flexible consumption models may not be successful.

Our customers are looking to take advantage of technological breakthroughs from SAP without compromising their previous IT investments. Thus, our customers might not realize the expected benefits from these previous investments. Additionally, the introduction of new SAP solutions, technologies, and business models are subject to uncertainties. Therefore, customers might wait for reference customers first, which might lead to a lower level of adoption of our new solutions and business models or no adoption at all.

To mitigate this risk, SAP is balancing the distribution of its strategic investments by evolving and protecting its core businesses (solutions and analytics) and simultaneously developing new solutions and business models for markets, such as mobile, cloud, and database and technology (including SAP HANA). We estimate the probability of occurrence of this risk to be remote, but cannot completely exclude the possibility that this risk could have a major negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

Our Cloud organization recognizes subscription and support revenue from our customers over the term of their agreements, and our business depends substantially on customers renewing their agreements and purchasing additional modules or users from us. Also, any downturns or upturns in cloud sales may not be immediately reflected in our operating results, and any decline in our customer renewals would harm the future operating results of the cloud business.

We recognize cloud subscription and support revenue over the duration of our cloud business customer agreements, which typically range from one to three years with some up to five years. As a result, most of the respective revenue recognized in a given period originates from agreements entered into in earlier periods. Consequently, a shortfall in demand for our cloud portfolio in any period may not significantly impact our cloud subscription and support revenue for that quarter, but could negatively affect targeted cloud subscription and support revenue in future periods.

To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure that customers will renew subscriptions at the same or higher level of service, if at all.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our cloud product portfolio, our customer support, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional modules or users, our revenue and billings may decline, and we may not realize significantly improved operating results from our customer base.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a moderate negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk. This risk factor relates only to our Cloud division combining the Cloud Applications and Ariba segments.

Risk Report      131

We might fail to maintain and enhance an effective partner ecosystem.

A vibrant and open partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand all our routes-to-market to optimize market coverage, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling and/ or implementing our software.

These partners might not do the following:

¡	Enable enough resources to promote, sell, and support to scale into targeted markets

¡	Develop a sufficient number of new solutions and content on our platforms

¡	Sufficiently embed our solutions to profitably drive “SAP everywhere” (OEM model)

¡	Provide high-quality products and services to our customers

¡	Comply with applicable laws and regulations, resulting in delayed, disrupted, or terminated sales and services

¡	Renew their agreements with us on terms acceptable to us or at all

If one or more of these risks materialize, the demand for our products and services may be adversely impacted, and we may not be able to compete successfully with other software vendors. As a result, we might not achieve our revenue targets.

SAP continues to invest in long-term, mutually beneficial relationships and agreements with its partners. We continue to develop and enhance a wide range of partner programs in order to retain existing and attract new partners of all types. Furthermore, we offer training opportunities to a wide range of resources for our partners. A thorough certification process for third-party solutions has been designed and established to ensure consistent high quality and seamless integration. Although we consider this risk to be unlikely in view of our partner strategy, we cannot exclude the possibility that this risk could have a major negative impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target if it were to materialize. We classify this risk as a medium risk.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, we may not be able to run our business efficiently and successfully.

Our success is dependent on appropriate alignment of our internal and external workforce planning processes and our location strategy with our general strategy. It is critical that we manage our internationally dispersed workforce effectively, taking short and long-term workforce and skill requirements into consideration. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. Failure to do so could hinder our ability to run our business efficiently and successfully.

We are focusing on mitigating this risk through a range of activities including succession management, workforce planning (which aims to achieve diversity and the right mix of talent and to take account of demographic changes), outsourcing, external short-term staffing, employer branding, career management (such as offering opportunities for short-term assignments and opportunities to improve skills, competencies, and qualifications), and extended benefit programs – for example, a performance-oriented remuneration system, an employer-financed pension plan in certain

132      Combined Management Report

countries, and long-term incentive plans. Given the measures that are in place, we estimate this risk to be a remote possibility, but we cannot underestimate its potential to have a major negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

If we are unable to attract, develop, and retain leaders and employees with specialized knowledge and technology skills, or are unable to achieve internal gender diversity objectives, we might not be able to manage our operations effectively and successfully, or develop successful new solutions and services.

Our highly qualified workforce provides the foundation for our continued success. Competition in our industry for highly-skilled and specialized personnel and leaders, both male and female, is intense. In certain regions and specific technology and solution areas, we have set ambitious growth targets in countries such as Brazil, China, and Russia. If we are unable to identify, attract, develop, motivate, and retain well-qualified personnel, both male and female, or if existing highly-skilled and specialized personnel leave SAP and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively or develop, sell, or implement successful new solution and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. In addition, SAP might not be able to achieve its internal gender diversity objectives by 2017. Finally, hiring such personnel could expose us to claims by other companies seeking to prevent their employees from working for a competitor.

These risks notwithstanding, we continue to believe our leading market position, employer brand, and extended benefit programs will enable us to hire top talent internationally with the potential to contribute to SAP’s growing business success in the future. In addition, we address the risk of a negative impact on our business operations due to the failure to recruit the employees we need as well as the loss of leaders and employees, by seeking to build employee and leadership strengths through a range of targeted professional development, mentoring, and coaching programs, gender diversity program, and special high-potential employee programs that aim to develop talent as well as leadership talent in particular. A strong focus on succession planning for leadership and for key positions seeks for sustainable leadership and to safeguard the business from disruption caused by staff turnover. Although the risks related to attracting, developing, and retaining talent could materialize, we believe that this is unlikely and that the potential negative impact on our reputation, business, financial position, profit, and cash flows, or potential negative deviation from our revenue and operating profit target would be moderate. We classify this risk as a low risk.

Organizational and Governance-Related Risks

Laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the U.S. Foreign Corrupt Practices Act, and the UK Bribery Act, is being applied more rigorously. The rules are highly complex. Any failure by us to comply with applicable laws and regulations, or any related allegations of wrongdoing against us, whether merited or not, could have a significant negative impact on our reputation and our stock price.

Risk Report      133

It is difficult to assess the precise potential risk, because there are a wide variety of complex legal and regulatory requirements that apply, and therefore an equally wide variety of potential non-compliance scenarios exist.

However, we do continuously monitor new regulatory requirements, updated or new enforcement trends, and publicly available information on compliance issues that surface in the computer software industry or in the business environment in general. Based on this information and any other available sources, we continuously update and refresh our compliance program to achieve the most effective approach possible to ensure that our employees understand and comply with our Code of Business Conduct. This process is managed by our global compliance office, a team of dedicated resources who are tasked with managing our policy-related compliance measures. Our chief compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Those efforts are monitored and tracked to allow trending and risk analysis and to ensure consistent policy application throughout the Group. Despite our comprehensive compliance programs and established internal controls, intentional efforts of individuals to circumvent controls or engage in fraud for personal gains cannot always be prevented. Although we estimate the likelihood of this risk to be remote, we cannot completely exclude the possibility that this risk could have a major negative impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

Non-compliance with applicable data protection and privacy laws or failure to adequately meet the requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

As a global software and service provider, SAP is required to comply with the laws in the locations where SAP does business. SAP and its subsidiaries are facing a surge of data protection and privacy laws and regulations around the world, with further changes to be expected in the future, for example, by the European Data Protection Regulation proposed by the European Commission. These laws and regulations amend and supplement existing requirements regarding the processing of personal data that SAP and SAP’s customers need to fulfill and which SAP consequently must address with its products and services. Failure to comply with applicable laws or to adequately address privacy concerns of customers, even if unfounded, could lead to investigations by supervisory authorities, civil liability, fines (in the future potentially calculated based on the Company’s annual turnover), loss of customers, and damage to SAP’s reputation, and thereby harm SAP’s business.

To mitigate these risks, SAP actively monitors changes to laws and regulations to take adequate measures and certify our existing standards on an ongoing basis. SAP has implemented a wide range of measures to protect data controlled by SAP and its customers from unauthorized access and processing, as well as from accidental loss or destruction. SAP has implemented a certified Data Protection Management System in data protection-critical areas including support, HR, global services, marketing, and cloud operations, whose implementation is audited internally and externally by the British Standard Institutions on an annual basis. Furthermore, customers are provided with security certifications (such as ISO 27001), security white papers, and reports from our independent auditors and certification bodies. Given the measures for data protection and privacy that SAP has in place, we estimate this risk to be unlikely, but cannot rule out the possibility of it having a business-critical impact on our business, financial position, profit, and cash flows, causing damage to our reputation, or causing a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

134      Combined Management Report

Failure to respond to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy could negatively impact SAP’s business, results of operations, and reputation.

Energy and emissions management as well as our social investments are an integral component of our holistic management of social, environmental and economic risks and opportunities. We have identified related risks in these major areas:

¡	Our solutions and green IT

¡	SAP’s own operations – energy management and other environmental issues such as carbon management, water use, and waste

¡	Social investments focusing on education and entrepreneurship

Because SAP’s customers, employees, and investors expect a reliable energy and carbon strategy, we have re-emphasized our previously communicated targets, especially our annual carbon target of 480 kilotons for greenhouse gas emissions. If we do not achieve this target, our customers might no longer recognize SAP for its environmental leadership and buy other vendors’ products and services with the consequence that we could fail to achieve our revenue targets.

In the last few years, SAP has proven that it is possible to take a proactive position on social and environmental issues while delivering robust financial growth. As a result, we received great recognition for our sustainability efforts. As a proof point for SAP’s sustainability performance, we continue to be listed in the most prominent and recognized sustainability indices, such as the Dow Jones Sustainability Index or the Sustainability Leadership Report by Brandlogic. We believe that the risk of failing to meet expectations regarding our energy and emission strategy as well as social investment strategy is unlikely to occur and that if the risk were to occur, it would have a moderate negative impact on our reputation, business, financial position, profit, and cash flows as well as on the achievement of our revenue targets. We classify this risk as a low risk.

Communication and Information Risks

Our controls and efforts to prevent the unauthorized disclosure of confidential information might not always be effective.

Information classified as “confidential” or “strictly confidential” that is related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, or personal data could be prematurely or inadvertently disclosed. For some of these events, this could require notification of multiple regulatory agencies and, where appropriate, the data owner, which could result in a loss of reputation for SAP. For example, breached information during a merger or acquisition deal could cause the loss of our deal target, or our share price could decline in case of prematurely published financial results. This could also negatively impact our market position, and lead to fines and penalties. In addition, this could prevent us from achieving our operating profit target.

We take a wide range of actions to prevent classified confidential information from unauthorized disclosure, including procedural and organizational measures. These measures include mandatory security awareness training for all employees, standards for safe internal and external communication, and technical security features for our IT hardware and communication channels including mandatory encryption of sensitive data. Although we estimate the likelihood of occurrence of this risk to be remote, we cannot completely exclude the possibility that this risk could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our operating profit target. We classify this risk as a medium risk.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

¡	The relatively long sales cycles for our products

¡	The large size, complexity, and extended timing of individual license transactions

Risk Report      135

¡	The introduction of new licensing and deployment models such as cloud subscription models

¡	The timing of the introduction of new products or product enhancements by SAP or our competitors

¡	Changes in customer budgets

¡	Decreased software sales that could have a significant negative impact on related maintenance and services revenue

¡	Timing, size, and length of a customer’s services projects

¡	Deployment models that require the recognition of revenue over an extended period of time

¡	Seasonality of a customer’s technology purchases

¡	Limited visibility into the ability of acquired companies to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

¡	Other general economic, social, environmental, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Since many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during our fourth quarter, even a small delay in purchasing decisions could have a significant negative impact on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in deal size. However, the loss or delay of one or a few large opportunities, which are still characteristic of the large enterprise segment, could have a significant negative impact on our results in terms of failure to achieve our revenue targets.

We use a “pipeline” system to forecast sales and trends in our business. Pipeline analysis informs and guides our business planning, budgeting, and forecasting, but pipeline estimates do not necessarily consistently correlate to revenue in a particular quarter, potentially due to one or more of the reasons outlined above. The reliability of our plans, budgets, and forecasts may therefore be compromised. Because our operating expenses are based upon anticipated revenue levels and a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in revenue recognition could result in significant variations in our operating results from quarter to quarter or year to year. Continued deterioration in global economic conditions would make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue, operating results, and cash flows to fall short of our expectations and public forecasts. That could have a significant negative impact on our stock price. To the extent any future expenditure fails to generate the anticipated increase in revenue, our quarterly or annual operating results may be subject to a significant negative impact and may vary significantly compared to preceding or subsequent periods.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a moderate negative impact on our business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a low risk.

External factors could impact our liquidity and increase the default risk associated with and the valuation of our financial assets.

An economic downturn (for example, resulting from the euro area crisis) could have a significant negative impact on our future liquidity. We use a globally centralized financial management to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations at any time. Our total group liquidity was €2,492 million on December 31, 2012. This position is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary. However, an economic downturn could increase the default risk associated with our total group liquidity. That could have a significant negative impact on the valuation of our financial assets including our trade receivables. SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it

136      Combined Management Report

requires that with limited exceptions we invest only in assets and funds rated BBB flat or better. The weighted average rating of the investments of our total group liquidity is in the range A to A-. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

Although we estimate the probability of occurrence of this risk to be remote, there can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions could not have a business-critical impact on our business, financial position, profit, cash flows or operating profit target. We classify this risk as a medium risk.

Management’s use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates.

We have a number of control procedures in place to mitigate this risk. For example, we apply two-person verification to significant estimating. Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major negative impact on our business, financial position, and profit, or cause a negative deviation from our revenue and profit targets. We classify this risk as a medium risk.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may negatively impact the financial results we present.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policy so that it reflects new or amended financial reporting standards, or to restate our published financial statements.

Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major negative impact on our reputation, business, financial position, and profit, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 72% of our revenue in 2012 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable interest balance-sheet items are also subject to changes in interest rates. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).

We continuously monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows, and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as appropriate. In 2012, we significantly reduced the amount and

Risk Report      137

maturity of our variable interest rate positions. Therefore, we believe that the likelihood of this risk materializing is remote and that if the risk were to occur, its potential negative impact on our business, financial position, profit, cash flows, and operating profit target would be moderate. We classify this risk as a low risk. Consequently, there are currently no interest rate hedges in place. For more information about risks arising from financial instruments, including our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (24) to (26).

The cost of using derivative instruments to hedge share-based payments may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payments on our income statement and to limit future expense associated with those plans. We decide case by case whether and to what extent we should hedge this risk. The expense of hedging the share-based payments could exceed the benefit achieved by hedging them. Additionally, a decision to leave the plans materially unhedged could prove disadvantageous.

Nonetheless, we believe that the likelihood of this risk materializing is remote and that if the risk were to occur, its potential negative impact on our business, financial position, profit, cash flows, and operating profit target would be minor. We classify this risk as a low risk.

Project Risks

Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation needs or the resources required, SAP faces a number of different risks. For example, functional requirement changes, delays in timeline, or deviation from recommended best practices may occur during the course of a project. These scenarios have a direct impact on the project resource model and on securing adequate internal personnel or consultants in a timely manner and could therefore prove challenging.

As a result of these and other risks, SAP and/or some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Also, some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that trained consultants will be readily available, that our costs will not exceed the fees agreed in fixed-price contracts, or that customers will be satisfied with the implementation. Unsuccessful, lengthy, or costly customer implementation projects could result in claims from customers, harm SAP’s reputation, and cause a loss of future profit as well as the failure of SAP to achieve its operating profit target.

Our customers continue to follow project approaches to optimize their IT solutions in a non-disruptive manner. Also, our projects include risk management processes that are integrated into SAP project management methods intended to safeguard implementations with coordinated risk and quality management programs. In our opinion, we make adequate financial planning provisions for the remaining individual risks. We estimate the probability of occurrence of this risk to be unlikely, but we cannot completely exclude the possibility that this risk could have a major negative impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

138      Combined Management Report

Product and Technology Risks

There is a risk that undetected security vulnerabilities shipped and deployed within our software products cause customer damage.

Customer systems or systems operated by SAP itself to provide services could potentially be compromised by vulnerabilities if they are exploited by hackers. This could lead to theft, destruction, or abuse of data, or systems could be rendered unusable (such as denial of service attack). If our software, our customers’ systems, or SAP systems used in the provision of services to customers are exploited by hackers, this could prevent us from meeting our contractual obligations as well as harm our reputation, and adversely impact our business, financial position, profit, and cash flows.

SAP has implemented a software security development lifecycle as a mandatory and integral part of our software development process. SAP systematically uses methods to develop secure software in all development phases, starting early in the design phase. This includes industry best practices such as automated security source code scans, mandatory security training for all developers, and solid testing and validation of our products and services before shipment.

SAP has a software security response process in place with a dedicated team that monitors against vulnerabilities across several time zones around the globe. If a vulnerability is detected, the team reacts rapidly to provide fixes as quickly as possible. Despite all of these measures, we cannot completely exclude the possibility of a negative impact on both our customers’ and our own operations globally or in one or more countries or regions. We estimate the probability of occurrence of the risk of severe customer damage to be unlikely. If such an occurrence happens, it could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Undetected defects or delays in the introduction of new products and product enhancements could increase our costs and reduce customer demand.

To achieve market acceptance and high customer satisfaction, our new products and product enhancements often require long development and testing periods. Development work and market introduction are subject to risks. For example, products might not completely meet our stringent quality standards, might not fulfill market needs or customer expectations, or might not comply with local standards and requirements. Furthermore, this risk exists with respect to acquired companies’ technologies and products where we might not be able to manage these as quickly and successfully as expected. Therefore, market launches, entering new markets, or the introduction of new innovations could be delayed or not be successful.

Also, new products could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers specifically as we are expanding our product portfolio towards additional markets. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously at a higher innovation rate. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products and lead to failure of SAP to achieve our future operating profit target.

The use of existing SAP software products by customers in business-critical solutions and processes and the relative complexity and technical interdependency of our software products create a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our

Risk Report      139

provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

Although our contracts generally contain provisions designed to limit our exposure due to actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software.

We counter these risks using a broad range of techniques, including project management, project monitoring, rigid and regular quality assurance measures certified to ISO 9001:2008, and program risk assessments during product development as well as market introduction phases. In addition, direct customer feedback is considered in the market release decision process. Delivering high-quality software products is a priority and part of our core business. Our strong investment and permanent efforts lead to a generally high level of quality of our products which is made transparent in the defined Quality Perception & Support Index and confirmed by our constantly high customer satisfaction ratings as measured by the Customer Quality Perception reporting. In view of these measures, we believe that the likelihood that this risk will materialize is remote but we cannot completely exclude the possibility that this risk, if it were to occur, could have a business-critical impact on our reputation, business, financial position, profit, and cash flows, or cause a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

Changes in our rights to use software and technologies we license from third parties, which are an integral part of SAP’s products, could increase the time required to develop or release products, diminish their functional capabilities, or require us to pay higher license fees.

We have licensed numerous third-party technologies and we use open source software, which both have become an integral part of our product portfolio. We depend on those technologies for the functionality of our software. Changes to or the loss of third-party licenses as well as used open source licenses being construed could significantly increase in the cost of these licenses and significantly reduce software functionality and/or usability of SAP’s software products. As a result, we might incur additional development or license costs to ensure the continued functionality of our products which could prevent us from meeting our operating profit target. This risk increases when we acquire a company or a company’s intellectual property assets which had been subject to third-party technology licensing, open source software, and product standards less rigorous than our own.

We strive to execute appropriate due diligence and contract management processes and to continuously monitor development projects through our product implementation lifecycle process. We believe that the probability of occurrence of this risk is unlikely; however, we cannot exclude the possibility of a major negative impact on our business, financial position, profit, and cash flows, or the possibility of a negative deviation from our revenue and operating profit target. We classify this risk as a medium risk.

If we are unable to keep up with rapid technological innovations, new business models, and market expectations, we might not be able to compete effectively.

Our future success continues to depend on our ability to keep pace with technological innovations and new business models, as well as the ability to enhance and expand our existing products and services. It also depends on our ability to introduce new solutions, technologies, and services that are broadly accepted in the market and that satisfy changing customer requirements.

140      Combined Management Report

We might not be successful in bringing new solutions, solution enhancements, and/or services to market before our competitors, and might not be able to generate enough revenue to offset the significant research and development costs we incur. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with solutions and other technologies offered by our competitors.

We will continue to align our organization, processes, products, and services to changing markets and customer demands. Furthermore, we invent new technology or adopt latest technology if there is a clear business opportunity for SAP and if it provides value to our customers. In addition, we still conduct wide-ranging market and technology analyses and research projects, seeking to ensure that we remain competitive in the future. We strive for strategic acquisitions to drive innovation and to achieve our growth targets. In view of these measures, we believe that the likelihood of this risk materializing is remote; however, we cannot exclude the potential business-critical impact this risk would have on our reputation, business, financial position, profit, and cash flows, or the potential negative deviation from our revenue and operating profit target if it were to materialize. We classify this risk as a medium risk.

Our technology strategy might not succeed or customers might not adopt our technology platform offering if we are unable to keep up with technological innovations or successfully compete in the market.

Our technology strategy centers on the SAP HANA in-memory computing platform, a real-time platform for analytics and applications. Its success depends on the convergence with SAP Mobile Platform, our cloud platform, and the SAP NetWeaver® technology platform as well as the delivery of SAP solutions based on the SAP HANA platform. Our technology strategy also relies on our ability to maintain a dynamic network of ISVs developing their own business applications using our platform technology.

We might not be successful in enabling the complete product portfolio for SAP HANA and bringing new solutions based on the SAP HANA platform to the market as fast as expected. As a result, our partner organizations and customers might not adopt the SAP HANA platform quickly enough and our competitors could introduce successful in-memory solutions to the market faster than us. As a result, we might not achieve our revenue targets.

We believe that we will be able to deliver additional business value with minimum disruption to our customers if we can successfully drive the integration and convergence of our platform offerings, enable our current product portfolio for SAP HANA, and develop new solutions based on SAP HANA. In addition, we enable and encourage ISV partners to leverage SAP technology by providing guidance about business opportunities, architecture, and technology as well as a comprehensive certification program designed to ensure that third-party solutions are of consistently high quality. In view of these measures, we believe that the likelihood of this risk materializing is remote and that if this risk were to occur, its potential negative impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target would potentially be business-critical. We classify this risk as a medium risk.

Our cloud offerings might be subject to a security attack, become unavailable, or fail to perform properly.

The software used in our cloud portfolio is inherently complex and any defects in product functionality or system stability that cause interruptions in the availability of our application suite could result in the following:

¡	Lost or delayed market acceptance and sales

¡	Breach of warranty or other contract breach or misrepresentation claims

Risk Report      141

¡	Sales credits or refunds to our customers

¡	Loss of customers

¡	Diversion of development and customer service resources

¡	Injury to our reputation

The costs incurred in correcting any defects or errors might be substantial and could adversely affect our operating results. Because of the large amount of data that we collect and manage, it is possible that hardware failures, defects in our software, or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our application suite could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, and security breaches, or variability in user traffic for our application suite. Additionally, any loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our application suite until equivalent technology is either developed by us or, if available, identified.

While we have administrative, technical, and physical security measures in place, as well as contracts that require third party data centers to have appropriate security measures in place, if these security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, our reputation could be damaged, our business may suffer, and we could incur significant liability.

In addition, our insurance coverage might not cover claims against us for loss or security breach of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and time-consuming. In addition to potential liability, if we experience interruptions in the availability of our application suite, our reputation could be harmed and we could lose customers. As a result, we might not achieve our revenue and operating profit target.

Our mitigation measures have been designed and implemented to minimize such negative impacts. We are consolidating and harmonizing our data centers to run a homogeneous landscape that supports the complex infrastructure and application requirements to deliver the required service level for Cloud solutions. Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that any disruption of our Cloud operations could result in a business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a medium risk. This risk factor relates only to our cloud division combining the Cloud Applications and Ariba segments.

Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

We continue to believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies, with increased use of third-party code including open source code, as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products, and as non-practicing entities that do not design, manufacture, or distribute products increasingly assert intellectual property infringement claims.

142      Combined Management Report

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, and require us to pay damages to third parties, stop selling or reconfigure our products and, under certain circumstances, pay fines and indemnify our customers. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.

Software includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to third-party intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. Intellectual property rights of third parties could preclude us from using certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. Third-party claims may require us to make freely accessible under open source terms a product of ours or non-SAP software upon which we depend.

SAP continues to expand its participation in standards organizations and increase the use of such standards in its products. Participation in standards organizations might require the licensing of SAP’s intellectual property to contributors to the standard and to all standards implementers, including competitors, on a non-discriminatory basis in accordance with licensing terms defined by standards organizations. Within the software-related standards field, there is a trend toward expanding the scope of licensing obligations and narrowing an intellectual property owner’s right to revoke a license if sued by a licensee. In certain situations, limitations on SAP’s rights to revoke a license could reduce SAP’s ability to assert a patent infringement claim against a third party. Assertion of patents inadvertently licensed through standards could expose SAP to third-party claims.

Our global compliance office is responsible for constantly assessing and managing risks associated with third-party intellectual property. It works closely with our Global Governance, Risk & Compliance organization. The global compliance office investigates the way we handle intellectual property, sets internal policies, and monitors compliance with these policies. However, we consider the probability of this risk materializing to be likely, and that any claims concerning intellectual property rights of third parties, open source requirements, or certain standards could potentially have a business-critical impact on our business, financial position, profit, cash flows, and revenue and operating profit target and could also exacerbate the other risks we describe in this report. We classify this risk as a high risk.

For more information about infringements related to intellectual property, see the Notes to the Consolidated Financial Statements section, Notes (23).

Risk Report      143

Claims and lawsuits against us could have a material negative impact on our business, financial position, profit, cash flows, and reputation.

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could hinder our ability to conduct our business.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods.

We consider the probability of occurrence of this risk to be likely, and cannot exclude its potential business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target if it were to materialize. We classify this risk as a high risk.

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions of companies, businesses, and technology expose us to unpredictable operational difficulties, expenditures, and risks. These risks include, among others:

¡	The selection of the wrong integration model for the acquired company

¡	The failure to integrate the acquired business and its different business and licensing models

¡	The failure to integrate the acquired technologies or products with our current products and technologies

¡	The failure to integrate the acquired company’s operations across SAP’s different cultures, languages, and local protocols, all within the constraints of applicable local laws

¡	The failure to meet the needs of the acquired company’s customers and partners in the combined company

¡	The diversion of management’s time and attention from daily operations

¡	The loss of key personnel of the acquired business

¡

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, accounting intellectual property, or other significant liabilities that may not be detected through the due diligence process

¡	Legal and regulatory constraints (such as contract obligations, privacy frameworks and agreements, and so on)

¡	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

¡	Practices or policies of the acquired company that may be incompatible with our compliance requirements

¡	Negative impact on relationships with existing customers, partners, or third-party providers of technology or products

¡

Difficulties in integrating the acquired company’s accounting, human resource, and other administrative systems and coordination of the acquired company’s research and development (R & D), sales, and marketing functions

¡	Debt incurrence or significant cash expenditures

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have a significant negative impact on operating profit. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

144      Combined Management Report

We counter these acquisition-related risks with many different methodological and organizational measures. These include technical, operational, financial, and legal due diligence on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks. The methods we use depend on the integration scenario. Our integration planning is detailed and standardized, and carried out by a dedicated integration team. We therefore believe we have minimized this risk. Although we estimate this risk to be unlikely, we cannot completely exclude the possibility that this risk could have a major negative impact on our business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a medium risk.

We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is crucial to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights, implementing measures to stop copyright and trademark infringement, entering into licensing, confidentiality, and non-disclosure agreements, and deploying protection technology. Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. Also, third parties might independently develop technologies that are substantially equivalent or superior to our technology. Finally, third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have a material negative impact on our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which may have a material negative effect on our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. We have established various internal programs, such as internal policies, processes, and monitoring, to assess and manage the risks associated with standards organizations, open source, and third party intellectual property.

We may be dependent in the aggregate on technology that we license from third parties that is embedded into our products or that we resell to our customers. We have licensed and will continue to license numerous third-party software products that we incorporate into and/or distribute with our existing products. We endeavor to protect ourselves in the respective agreements by obtaining certain rights in case such agreements are terminated.

We are party to certain patent cross-license agreements with certain third parties. In spite of our measures in place and intellectual property (IP) strategy, we estimate the probability of this risk occurring as likely, and that it could have a business-critical impact on our reputation, business, financial position, profit, cash flows, and revenue and operating profit target. We classify this risk as a high risk.

Risk Report      145

SAP’s business strategy focuses on certain business models that are highly dependent on a working cyberspace. A cyber-security breach could have a significant negative impact on our customers, our reputation, and our business.

The key cyber-security risks currently applicable to SAP include industrial espionage, leakage of confidential information and intellectual property, defective products, production downtimes, supply shortages, compromised data, and cyber-attacks against on-premise, hosted, and cloud services. A failure of SAP’s cyber-security measures could expose SAP’s business operations and service delivery to the described risks, for example, virtual attack, disruption, damage and/or unauthorized access. Additionally, SAP could be subject to recovery costs, for example, as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages against us.

To address the increasing cyber-security threats, SAP is continuously adapting and modifying its security procedures. We have multiple security measures in place, such as technical IT security measures, identity and access management, and security awareness campaigns. In addition, SAP has implemented a security governance model to define clear security management accountabilities for product, corporate, cloud delivery, and data protection, which enables SAP to respond quickly to identify cyber-security risks. Although we consider the occurrence of this risk to be unlikely, in view of our security measures in place, we cannot completely exclude the possibility that this risk could have a business-critical impact on our business, financial position, profit, and cash flows. We classify this risk as a medium risk.

We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

SAP is dependent on the exchange of a wide range of information across our global operations and on the availability of our infrastructure. There is a danger of industrial espionage, social engineering, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained unauthorized physical access to our facilities, systems, or information. Therefore, we are required to implement several protection measures designed to ensure the security of our information, IT and facility infrastructure, and other assets.

To minimize these risks, we have implemented several technical and organizational measures, which include, for example, physical access control systems at facilities, multilevel access controls, closed-circuit television surveillance, and security personnel in all critical areas. Access to information and information systems is controlled using authorization concepts. Managers and employees are regularly sensitized to the issues and given appropriate training. We keep these measures under continuous review to meet current threats. Although we estimate the probability of occurrence of this risk to be unlikely, we cannot completely exclude the possibility that any misuse, theft, or breach of security could have a moderate negative impact on our business, financial position, profit, and cash flows. We classify this risk as a low risk.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad number of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost. However, we may incur losses that are beyond the limits, or outside the scope of coverage of such insurance and that may limit or prevent indemnification under our insurance policies. In addition, we might not be able to maintain adequate

146      Combined Management Report

insurance coverage on commercially reasonable terms in the future. Further, certain categories of risks are currently not insurable at reasonable cost. Finally, there can be no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

In view of the scope of our insurance coverage and our selection of insurers, and because we keep our insurance programs under constant review, we believe that the likelihood of this risk materializing is remote. However, we cannot exclude the possibility of a potential business-critical impact on our business, financial position, profit, cash flows, and operating profit target if the risk were to occur. We classify this risk as a medium risk.

We could incur significant losses in connection with venture capital investments.

We plan to continue investing in technology businesses through our partnership with SAP Ventures. Many of these investments generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP Ventures holds investments, and that could negatively affect the value of our investments in SAP Ventures. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may adversely affect our effective tax rate.

Because of the limited scope of our venture capital activities, we believe that the likelihood of this risk materializing is remote and that if the risk were to occur, its potential negative impact on our business, financial position, profit, cash flows, and operating profit target would be minor. SAP Ventures helps us address this risk by diversifying its portfolio and actively managing our investments. We classify this risk as a low risk.

Consolidated Risk Profile

Management Assessment of Overall Risks and Opportunities

SAP consolidates and aggregates all risks reported by the different business units and functions following our risk management policy monitored by a Group-wide risk management governance function.

Compared to previous years, we recognized merely minor changes in 2012 for the percentages of all risks categorized as “high” or “medium” in our risk level matrix. At the end of the year, the number of risks categorized as “high” accounted for 9% (2011: 8%) of all identified risks, while the risks categorized as “medium” accounted for 34% (2011: 31%) of all identified risks.

In our view, considering their likelihood of occurrence and impact level, the risks described in our aggregated risk report do not individually or cumulatively threaten our ability to continue as a going concern. Management remains confident that the Group’s earnings strength forms a solid basis for our future business development and provides the necessary resource to pursue the opportunities available to the Group. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue to successfully counter the challenges arising from the risks in our risk profile in 2013.

Risk Report      147

Supplementary Report

No events have occurred after December 31, 2012, which have a material significance for the Group’s assets, finances, and operating results.

Outlook

FUTURE TRENDS IN THE GLOBAL ECONOMY

Given the growing demand and the financial markets’ increasing confidence in a positive future, the global economy is expected to recover gradually in 2013 according to the European Central Bank (ECB)1). Growth momentum will nevertheless be moderate, with emerging countries expected to grow more strongly than industrialized countries.

In the Europe, Middle East, and Africa (EMEA) region, the economy of the euro area is expected to have a slow start to 2013, chiefly because of the ongoing debt crisis in southern European countries, a low level of investor and consumer confidence, and dampened export demand. A gradual recovery is expected later in the year if consumer spending and export demand are strong enough to restore confidence to the financial markets. Economic progress will be uneven in the Middle East and Africa because the political situation in the various countries is so different.

Looking at the Americas region, it is anticipated that the U.S. economy will continue its moderate recovery in 2013. Domestic demand is expected to bounce back and the situation in the labor market will brighten. Latin America is also expected to enjoy rapid growth again in 2013. It is likely to benefit from the gradual improvement in the global economic outlook as well as from the less stringent monetary policies applied by some governments.

In the Asia-Pacific-Japan (APJ) region, the Japanese economy is expected to continue to recover gradually in 2013, helped by rising global demand. China and other emerging economies will likewise see stronger markets, supported by stable domestic spending, various stimulus measures, and improving conditions for exporters.

1)	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

148      Combined Management Report

IT MARKET: THE OUTLOOK FOR 2013

The global IT market is expected to continue to expand in 2013 at about the same pace as in the previous year, according to IDC, outpacing growth in the global economy. Markets for PCs, servers, and IT services are expected to grow more strongly in 2013 than in 2012, and software spending is likely to remain stable. The IT market, like the economy, is expected to expand more in the emerging countries than in the industrialized countries.

Because the economy of the euro area is expected to be sluggish, in 2013 the IT market in the EMEA region is expected to grow relatively slowly in comparison with the world IT market but to outperform the region’s economy as a whole once again. Expectations for the IT services segment in the EMEA region are modest, while software revenues are likely to outperform the IT market average.

The economic crisis in Europe is expected to have an effect in the Americas region in 2013 as well, and again impair growth in the market for IT. But growth rates in the market for IT are expected to still be higher in the Americas region than elsewhere. The U.S. IT market is expected to recover in 2013 and to achieve high single-digit percentage growth, driven by an upswing in the PC market and a continuing high level of demand for smartphones and software.

IT spending in the APJ region is expected to grow at a noticeably slower pace in 2013 than in 2012, but still faster than the economy as a whole. The IT market in Japan is expected to reach just positive growth rates, although the hardware segment is expected to contract by a percentage in the lower single-digit range. Spending on software, on the other hand, is expected to increase at a similar pace as in 2012, while spending on IT services will grow more strongly. Growth in IT spending in China is expected to continue to slow in 2013. The software and services segments are expected to expand slightly quicker than in 2012.

IMPACT ON SAP

SAP expects to outperform the global economy and IT industry again in 2013. Thanks to the innovation strategy we have put in place and our clear customer focus, we are confident we can achieve the targets we have set short-term for 2013 and medium-term for 2015 – as long as the economic environment and IT industry develop as currently forecast. Diversified in terms of regions as well as industries, we are well positioned to absorb the occasional minor fluctuation in the global economy and IT market.

A comparison of our planned performance with forecasts for the global economy and IT industry shows that with our five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology – we are successful in a tough economic environment. Our market, and thus the demands of our customers, are changing rapidly. We anticipated these changes at an early date, and realigned our business with our innovation strategy in time to meet the needs of our customers. In addition, SAP will continue to invest in countries in which we expect significant growth and we aim to expand our market share in those countries. Such countries include Brazil, China, India, Russia, as well as countries in Africa and the Middle East. We therefore expect to see further future growth potential helping us to reach our ambitious 2013 outlook and medium-term aspirations for 2015. For more information, see the Operational Targets for 2013 (Non-IFRS) section.

FORECAST FOR SAP

Strategy for Profitable Growth

SAP seeks profitable growth across its portfolio of products and services. Our goal is to double our addressable market to US$230 billion and increase the number of people who use and benefit from SAP solutions to one billion by 2015. Our ability to deliver software-based innovation and value in target growth areas of applications, analytics, mobile, cloud, and database and technology, positions us favorably in segments of the enterprise market that offer a higher growth potential than is forecast for the overall IT market, or indeed the global gross domestic product (GDP) growth rates. SAP continues to invest and increase its presence and market share in countries experiencing higher than average growth, such as Brazil, China, India, and Russia, and in the Middle East and Africa.

Outlook      149

SAP’s continued growth depends on our ability to deliver innovative solutions to market and drive ongoing value for our customers. We continue to improve our research and development effectiveness, working in leaner teams to accelerate innovation cycles and engage more closely with our customers. We are also investing in our go-to-market channels to expand capacity and drive greater volume sales, while expanding our technology partner ecosystem to foster co-innovation as a force multiplier for creating additional business value for our customers.

The success of SAP and our customers depends on our people – whom we consider our most important asset. Our employees spark our innovation, deliver value to our customers, and drive our sustainable growth and profitability. The correlation between our continued business success and our ability to attract, retain, and engage top talent is so strong that the latter is a continuous focus area for improvement. Therefore, we continue to execute our people strategy to set us apart in vital areas such as leadership development, career advancement, workforce diversity, and human resources processes. These areas drive our employees to be at their very best. This high level of performance is essential if we are to realize our ambitious growth strategy and further enhance our ability to innovate.

Go-to-Market Investment Delivers Customer Value

SAP goes to market by region, customer segment, and industry. In each region, we concentrate our sales efforts on the fastest-growing markets with the most business and revenue potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers in line-of-business functions (for example, human resources, sales, and marketing) and users of analytics. We continue to provide companies of any size – small, midsize, and large – with choice-offering new software solution options that align to their specific budgetary, resource, and deployment requirements.

Greater Volume and Co-Innovation Through an Open Ecosystem

SAP continues to engage an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation. SAP and its vibrant partner ecosystem offer greater choice and business value through the power of co-innovation, appealing to customers that want to avoid being “locked in” to a single vendor. SAP channel partners offer customers knowledgeable local delivery of solutions across industries and lines of business. SAP technology partners continue to drive our research agenda, enhance the SAP solution portfolio, and monetize new technology breakthroughs.

Organic Growth and Targeted Acquisitions

Organic growth remains the primary driver of SAP’s strategy. We continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. Our open ecosystem strategy enables us to better leverage our innovation by extending it to our partners to drive additional customer value, based on their own domain expertise. We will also continue to acquire targeted, strategic, and “fill-in” technology to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs. From time to time we also consider larger acquisitions that expand our business into new markets. On that front, we will be concentrating on successfully integrating SuccessFactors and Ariba with the goal of accelerating our cloud business in 2013 and beyond.

150      Combined Management Report

OPERATIONAL TARGETS FOR 2013 (NON-IFRS)

Revenue and Operating Profit Outlook

The Executive Board is providing the following outlook for the full year 2013 from today’s perspective:

¡

The Company expects full-year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14% to 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

¡	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% to 13% at constant currencies (2012: €13.25 billion).

¡	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion to €5.95 billion at constant currencies (2012: €5.21 billion).

¡	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% to 26.5% (2012: 26.2%) and a non-IFRS effective tax rate of 27.0% to 28.0% (2012: 27.5%).

We expect our professional services and other service revenue to grow in the low single-digit percentages range. But we also believe that the anticipated rise in software and software-related service revenue will bring about a significant increase in total revenue in 2013.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenues from the On-Premise Products segment. The expected growth in revenue from this segment, however, is below the outlook provided for software and cloud subscription revenue (non-IFRS). Keeping in line with the growth rate for professional services and other service revenue, we do not expect to see strong growth in the On-Premise Services segment.

Looking at our above forecast for cloud subscriptions and support revenue (non-IFRS, at constant currencies), we anticipate a similar level of growth for segment revenues in the Cloud division (combining the Cloud Applications and Ariba segments). Particularly strong growth results are expected in the Ariba segment, since we only began including Ariba figures in the 2012 segment revenues at the beginning of the fourth quarter following the first consolidation.

We expect an increase in segment profit in our On-Premise division with the On-Premise Products segment profit growing faster than the On-Premise Services segment which is expected to only experience a slight profit improvement. The Cloud division is expected to achieve, for the first time, a positive segment profit resulting from a reduced segment loss in the cloud application segment and a strong increase in the Ariba segment profit.

We expect that software revenue from SAP HANA will range between €650 million to €700 million (2012: €392 million) in 2013.

We present the following reconciliation from our 2012 IFRS software and cloud subscription revenue, IFRS software and software-related service revenue, IFRS total revenue, and IFRS operating profit to the non-IFRS equivalents to facilitate comparison between IFRS financial measures and the non-IFRS financial measures in our 2013 outlook:

Outlook      151

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012

€ millions, unless otherwise stated

	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Operating Expenses1)	Discontinued Activities3)	Non-IFRS Financial Measure
Software and cloud subscription revenue	4,928	73	n.a.	n.a.	5,001
Software and software-related service revenue	13,165	81	n.a.	n.a.	13,246
Total revenue2)	16,223	81	n.a.	n.a.	16,304
Operating profit2)	4,065	81	1,067	0	5,214

1)	Included in operating expenses are acquisition-related charges, share-based payment expenses, and restructuring charges.

2)	These financial measures are the numerator or the denominator in the calculation of our IFRS and non-IFRS operating margin, and are included in this table for transparency.

3)	The discontinued activities include the results of our discontinued TomorrowNow business.

Non-IFRS Measures

€ millions

	Estimated Amounts for 2013	Actual Amounts for 2012
Deferred revenue write-down	65 to 75	81
Discontinued activities	<10	0
Share-based payment expenses	500 to 540	522
Acquisition-related charges	510 to 530	537
Restructuring charges	25 to 30	8

Goals for Liquidity and Finance

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2013 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

Investment Goals

Excepting acquisitions, our planned capital expenditures for 2013 and 2014 can be covered in full by operating cash flow and will chiefly be spent on increasing data center capacity in our locations in Newtown Square, Pennsylvania, United States, and
St. Leon-Rot, Germany, and on renovating our office building in Vancouver, Canada, with a planned investment of approximately €59 million.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second-largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth.

Proposed Dividend

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

152      Combined Management Report

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning the economy and our expectation that we will not benefit from any effects in 2013 from a major acquisition.

OUTLOOK FOR SAP AG

The primary source of revenue for SAP AG is the license fees it charges subsidiaries for the right to market and maintain SAP software solutions. Consequently, the performance of SAP AG in operating terms is closely tied to the software and software-related service revenue of the SAP Group.

We expect SAP AG product revenue to increase generally in line with the rise in software and software-related service revenue anticipated for the SAP Group in 2013. Assuming there are no special effects relating to acquisitions or internal corporate restructuring measures in 2013, we also expect SAP AG operating profit to grow. Provided the SAP Group continues to hit its revenue and profit targets, we expect SAP AG to sustain revenue and operating profit growth into the medium term.

We believe SAP AG, the parent company of the SAP Group, will receive investment income in the form of profit transfers and dividends again in the future. The growth we expect from the SAP Group should have a positive effect on SAP AG investment income.

The outlook projections for the SAP Group in respect of liquidity, finance, investment, and dividend are equally applicable to SAP AG.

Among the assumptions underlying this outlook are those presented above concerning the economy and our expectations for the performance of the SAP Group.

MEDIUM-TERM PROSPECTS

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategic objectives are focused on the following targets: Increasing customer success, employee motivation, software and software-related service revenue, and our operating profit through greater efficiency and employee productivity by utilizing lean and design-thinking principles.

From today’s perspective, we are aiming to increase our total revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%.

To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

¡	We want to extend our leadership in the applications segment.

¡	We want to extend our market share in analytics.

¡	We want to extend our leadership in mobile computing.

¡	We want to become a profitable market leader in cloud computing, generating around €2 billion total revenue in this segment by 2015.

Our plan is for indirect sales (partner revenue) to contribute up to 40% of software revenue by 2015.

Outlook      153

In addition to our financial goals, we also focus on two non-financial targets: Customer success and employee engagement. We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we plan to increase our employee engagement index score to 82% by 2015 (2012: 79%). In addition, we can only be successful if our customers are successful. Their satisfaction with the solutions we offer them builds trust in our innovation capabilities. We measure customer loyalty with the Net Promoter Score (NPS). For 2013, we have set a target for increasing the NPS by 8 percentage points (2012: 8.9%). As we have been measuring our NPS since 2012 only, we have not yet defined a target for 2015.

SAP’s vision to help the world run better and improve people’s lives comes to life in product innovation that drives business value for our customers. By delivering on our product road map, SAP is powering a market-wide transformation in how people and organizations work together and run better. Building on a track record of innovation, SAP is again at the forefront of a major shift in the IT sector, away from commoditized hardware and lower value services, toward renewed investment in differentiating IT – business software that drives efficiency and business transformation.

154      Combined Management Report

SAP ENABLES MORE

THAN 20 MILLION

PEOPLE TO WORK

ANYWHERE THROUGH

THE CLOUD

157	Consolidated Financial Statements IFRS

157	Consolidated Income Statements

158	Consolidated Statements of Comprehensive Income

159	Consolidated Statements of Financial Position

161	Consolidated Statements of Changes in Equity

162	Consolidated Statements of Cash Flows

163	Notes to the Consolidated Financial Statements

163	General Information About Consolidated Financial Statements (1)

163	Scope of Consolidation (2)

164	Summary of Significant Accounting Policies (3)

185	Business Combinations (4)

189	Revenue (5)

189	Other Operating Income/Expense, Net (6)

189	Employee Benefits Expense and Headcount (7)

191	Other Non-Operating Income/Expense, Net (8)

192	Financial Income, Net (9)

193	Income Tax (10)

196	Earnings per Share (11)

197	Other Financial Assets (12)

198	Trade and Other Receivables (13)

199	Other Non-Financial Assets (14)

200	Goodwill and Intangible Assets (15)

204	Property, Plant, and Equipment (16)

205	Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities (17)

209	Provisions (18)

216	Deferred Income (19)

216	Total Equity (20)

218	Additional Capital Disclosures (21)

220	Other Financial Commitments and Contingent Liabilities (22)

221	Litigation and Claims (23)

224	Financial Risk Factors (24)

227	Financial Risk Management (25)

233	Additional Fair Value Disclosures on Financial Instruments (26)

237	Share-Based Payments (27)

246	Segment and Geographic Information (28)

251	Board of Directors (29)

255	Related Party Transactions (30)

256	Principal Accountant Fees and Services (31)

257	German Code of Corporate Governance (32)

257	Subsequent Events (33)

258	Subsidiaries, Associates, and Other Equity Investments (34)

269	Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

Consolidated Financial Statements IFRS

Consolidated Income Statements of SAP Group for the Years Ended December 31,

€ millions, unless otherwise stated

	Notes	2012	2011	2010
Software		4,658	4,107	3,410
Cloud subscriptions and support		270	18	14
Software and cloud subscriptions		4,928	4,125	3,424
Support		8,237	7,194	6,370

Software and software-related service revenue		13,165	11,319	9,794
Consulting		2,442	2,341	2,197
Other services		616	573	473
Professional services and other service revenue		3,058	2,914	2,670

Total revenue	(5)	16,223	14,233	12,464

Cost of software and software-related services		-2,551	-2,107	-1,823
Cost of professional services and other services		-2,514	-2,248	-2,071
Total cost of revenue		-5,065	-4,355	-3,894
Gross profit		11,158	9,878	8,570
Research and development		-2,253	-1,939	-1,729
Sales and marketing		-3,907	-3,081	-2,645
General and administration		-947	-715	-636
Restructuring		-8	-4	3
TomorrowNow litigation	(23)	0	717	-981
Other operating income/expense, net	(6)	23	25	9
Total operating expenses		-12,158	-9,352	-9,873

Operating profit		4,065	4,881	2,591

Other non-operating income/expense, net	(8)	-173	-75	-186
Finance income		107	123	73
Finance costs TomorrowNow litigation		-1	8	-12
Other finance costs		-174	-169	-128
Finance costs		-175	-161	-140
Financial income, net	(9)	-68	-38	-67

Profit before tax		3,824	4,768	2,338

Income tax TomorrowNow litigation		0	-281	377
Other income tax expense		-1,000	-1,048	-902
Income tax expense	(10)	-1,000	-1,329	-525

Profit after tax		2,823	3,439	1,813
Profit attributable to non-controlling interests		0	1	2
Profit attributable to owners of parent		2,823	3,438	1,811

Basic earnings per share, in €	(11)	2.37	2.89	1.52
Diluted earnings per share, in €	(11)	2.37	2.89	1.52

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements IFRS      157

Consolidated Statements of Comprehensive Income for SAP Group for the Years Ended December 31,

€ millions

	Notes	2012	2011	2010
Profit after tax		2,823	3,439	1,813

Items that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit pension plans	(18)	-12	-12	-39
Income tax relating to items that will not be reclassified	(10)	4	5	18

Other comprehensive income after tax for items that will not be reclassified to profit or loss		-8	-7	-21
Items that will be reclassified subsequently to profit or loss	(20)
Exchange differences on translations		-214	106	193
Available-for-sale financial assets	(26)	13	-7	3
Cash flow hedges	(25)	63	-1	-21
Income tax relating to items that will be reclassified	(10)	-20	7	0

Other comprehensive income after tax for items that will be reclassified to profit or loss		-157	105	175
Other comprehensive income net of tax		-165	98	154

Total comprehensive income		2,658	3,537	1,967
attributable to owners of parent		2,658	3,536	1,965
attributable to non-controlling interests		0	1	2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

158      Consolidated Financial Statements IFRS

Consolidated Statements of Financial Position of SAP Group as at December 31,

€ millions

	Notes	2012	2011
Cash and cash equivalents		2,477	4,965
Other financial assets	(12)	154	817
Trade and other receivables	(13)	3,917	3,493
Other non-financial assets	(14)	294	187
Tax assets		156	207

Total current assets		6,998	9,669

Goodwill	(15)	13,274	8,711
Intangible assets	(15)	3,234	2,024
Property, plant, and equipment	(16)	1,708	1,551
Other financial assets	(12)	633	538
Trade and other receivables	(13)	88	84
Other non-financial assets	(14)	68	39
Tax assets		170	146
Deferred tax assets	(10)	660	465

Total non-current assets		19,836	13,558

Total assets		26,835	23,227

Consolidated Statements of Financial Position      159

	Notes	2012	2011
Trade and other payables	(17)	870	937
Tax liabilities		511	409
Financial liabilities	(17)	802	1,331
Other non-financial liabilities	(17)	2,136	1,981
Provision TomorrowNow litigation	(23)	234	231
Other provisions		702	331
Provisions	(18)	936	562
Deferred income	(19)	1,386	1,046
Total current liabilities		6,641	6,266

Trade and other payables	(17)	63	43
Tax liabilities		388	408
Financial liabilities	(17)	4,446	2,925
Other non-financial liabilities	(17)	98	92
Provisions	(18)	393	268
Deferred tax liabilities	(10)	574	474
Deferred income	(19)	62	44
Total non-current liabilities		6,023	4,254

Total liabilities		12,664	10,520

Issued capital		1,229	1,228
Share premium		492	419
Retained earnings		13,973	12,466
Other components of equity		-194	-37
Treasury shares		-1,337	-1,377
Equity attributable to owners of parent		14,163	12,699

Non-controlling interests		8	8

Total equity	(20)	14,171	12,707

Equity and liabilities		26,835	23,227

The accompanying Notes are an integral part of these Consolidated Financial Statements.

160      Consolidated Financial Statements IFRS

Consolidated Statements of Changes in Equity of SAP Group as at December 31,

€ millions

	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges	(20)
Note reference	(20)	(20)	(20)	Statement of Comprehensive Income
January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income			-21	188	3	-16		154		154
Comprehensive income	0	0	1,790	188	3	-16	0	1,965	2	1,967
Share-based payments		2						2		2
Dividends			-594					-594		-594
Issuance of shares under share-based payments	1	23						24		24
Purchase of treasury shares							-220	-220		-220
Reissuance of treasury shares under share-based payments		-5					158	153		153
Other								0	1	1

December 31, 2010	1,227	337	9,767	-131	16	-27	-1,382	9,807	17	9,824
Profit after tax			3,438					3,438	1	3,439
Other comprehensive income			-7	112	-7	0		98		98
Comprehensive income	0	0	3,431	112	-7	0	0	3,536	1	3,537
Share-based payments		9						9		9
Dividends			-713					-713		-713
Issuance of shares under share-based payments	1	46						47		47
Purchase of treasury shares							-246	-246		-246
Reissuance of treasury shares under share-based payments		27					251	278		278
Change in non-controlling interests			-19					-19	-10	-29

December 31, 2011	1,228	419	12,466	-19	9	-27	-1,377	12,699	8	12,707
Profit after tax			2,823					2,823	0	2,823
Other comprehensive income			-8	-217	13	47		-165		-165
Comprehensive income	0	0	2,815	-217	13	47	0	2,658	0	2,658
Share-based payments		41						41		41
Dividends			-1,310					-1,310		-1,310
Issuance of shares under share-based payments	1	14						15		15
Purchase of treasury shares							-53	-53		-53
Reissuance of treasury shares under share-based payments		18					93	111		111
Other			2					2	0	2

December 31, 2012	1,229	492	13,973	-236	22	20	-1,337	14,163	8	14,171

The accompanying Notes are an integral part of these Consolidated Financial Statements.

    Consolidated Statements of Changes in Equity      161

Consolidated Statements of Cash Flows of SAP Group as at December 31,

€ millions

	Notes	2012	2011	2010
Profit after tax		2,823	3,439	1,813
Adjustments to reconcile profit after taxes to net cash flows provided by operating activities:
Depreciation and amortization	(15), (16)	863	724	534
Income tax expense	(10)	1,000	1,329	525
Financial income, net	(9)	68	38	67
Decrease/increase in sales and bad debt allowances on trade receivables		-25	-18	-49
Other adjustments for non-cash items		31	14	29
Decrease/increase in trade and other receivables		-298	-426	-123
Decrease/increase in other assets		-34	-59	-122
Decrease/increase in trade payables, provisions, and other liabilities		408	-380	1,116
Decrease/increase in deferred income		154	121	66
Cash outflows due to TomorrowNow litigation	(23)	7	-52	-102
Interest paid		-165	-139	-66
Interest received		92	92	52
Income taxes paid, net of refunds		-1,102	-908	-818

Net cash flows from operating activities		3,822	3,775	2,922
Business combinations, net of cash and cash equivalents acquired	(4)	-6,094	-188	-4,194
Purchase of intangible assets and property, plant, and equipment		-541	-445	-334
Proceeds from sales of intangible assets or property, plant, and equipment		39	55	44
Purchase of equity or debt instruments of other entities		-1,022	-2,046	-842
Proceeds from sales of equity or debt instruments of other entities		1,654	1,398	1,332

Net cash flows from investing activities		-5,964	-1,226	-3,994
Purchase of non-controlling interests		0	-28	0
Dividends paid	(21)	-1,310	-713	-594
Purchase of treasury shares	(21)	-53	-246	-220
Proceeds from reissuance of treasury shares		90	251	127
Proceeds from issuing shares (share-based payments)		15	46	23
Proceeds from borrowings		5,778	519	5,380
Repayments of borrowings		-4,714	-1,005	-2,196

Net cash flows from financing activities		-194	-1,176	2,520
Effect of foreign currency exchange rates on cash and cash equivalents		-152	74	186
Net decrease/increase in cash and cash equivalents		-2,488	1,447	1,634

Cash and cash equivalents at the beginning of the period	(21)	4,965	3,518	1,884

Cash and cash equivalents at the end of the period	(21)	2,477	4,965	3,518

The accompanying Notes are an integral part of these Consolidated Financial Statements.

162      Consolidated Financial Statements IFRS

Notes to the Consolidated Financial Statements

(1) GENERAL INFORMATION ABOUT CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2012. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 21, 2013, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) SCOPE OF CONSOLIDATION

The Consolidated Financial Statements include SAP AG and all subsidiaries of SAP AG. Subsidiaries are all entities that are controlled directly or indirectly by SAP AG.

The financial statements of SAP AG and its subsidiaries used in the preparation of the Consolidated Financial Statements have December 31 as their reporting date. All financial statements were prepared applying the same IFRS Group accounting policies. Intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the SAP Group are eliminated in full.

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2010	21	182	203
Additions	4	9	13
Disposals	-2	-15	-17

December 31, 2011	23	176	199
Additions	4	92	96
Disposals	-5	-23	-28

December 31, 2012	22	245	267

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to sales, mergers, and liquidations of consolidated or acquired legal entities.

In 2012, we acquired SuccessFactors (in February 2012) and Ariba (in October 2012), which are both individually significant to some positions in our financial statements and may affect comparability of our 2012 Consolidated Financial Statements with our 2011 and 2010 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

Notes to the Consolidated Financial Statements      163

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(3a) Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

¡

Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payments are measured at fair value.

¡	Foreign exchange receivables and payables are translated at period-end exchange rates.

¡	Post-employment benefits are measured according to IAS 19 (Employee Benefits) as described in Note (18a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases is disclosed in the Notes specific to that asset or liability.

(3b) Relevant Accounting Policies

Reclassifications

We have reclassified certain revenue items in our consolidated income statements to provide additional transparency into our revenues from software and software-related services, particularly with respect to revenue generated from cloud subscription and support. Revenue from cloud subscriptions and related support are no longer included in the line item Subscription and other software-related service revenue, but are presented as a separate line item within Software and software-related service revenue. We also present a separate subtotal for software and cloud subscription revenue within the line item Software and software-related service revenue. Additionally we have split up revenues from multi-year licensing arrangements and all other revenues thus far included in the Subscription and other software-related service revenue into their software portion and support portion and reclassified them accordingly to the Software revenue line item (2011: €136 million; 2010: €145 million) and Support revenue line item (2011: €227 million; 2010: €237 million) respectively. As a consequence of this reclassification, the Subscription and other software-related service revenue line item no longer exists. Comparative amounts for prior periods presented have been reclassified accordingly to conform with the current presentation.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method as at the closing date, which is the date on which the acquirer obtains control of the acquiree. The consideration transferred in an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of transfer of control. Settlements of pre-existing relationships are not included in the consideration transferred. Such amounts are recognized in profit and loss. Identifiable assets acquired and liabilities assumed in a business combination (including contingent consideration) are measured at their acquisition-date fair values. Changes in contingent consideration classified as a liability at the acquisition date are recognized in profit and loss provided they do not occur during the measurement period. We decide on a transaction-by-transaction basis whether to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Where a business combination is achieved in stages, SAP recognizes the gain or loss from remeasuring the equity interest to fair value in finance income. Acquisition-related costs are accounted as expense in the periods in which the costs are incurred and the services are received, with the expense being classified as General and administration expense.

The excess of the consideration transferred in a business combination over the fair value of the identifiable net assets acquired is recorded as goodwill.

With respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.

164      Consolidated Financial Statements IFRS

Foreign Currencies

Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the closing rate at the date of the Statement of Financial Position. Income and expenses are translated at average rates of exchange computed on a monthly basis. All resulting exchange differences are recognized in other comprehensive income. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment (that is, settlement is neither planned nor likely to occur in the foreseeable future) are also included in other comprehensive income. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other comprehensive income to profit or loss.

On initial recognition, foreign currency transactions are recorded in the respective functional currencies of Group entities by applying to the foreign currency amount the exchange rate at the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate. Resulting exchange differences are recognized, in the period in which they arise, in other non-operating expense, net in the Consolidated Income Statements.

Operating cash flows of foreign subsidiaries are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows of foreign subsidiaries are translated into euros using the exchange rates in effect at the time of the respective transaction. The effect of exchange rate changes on cash is reported in a separate line item in the Consolidated Statements of Cash Flows.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the respective closing rates.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1

		Closing Rate as at December 31		Annual Average Exchange Rate
		2012	2011	2012	2011	2010
U.S. dollar	USD	1.3194	1.2939	1.2862	1.3863	1.3201
Pound sterling	GBP	0.8161	0.8353	0.8104	0.8656	0.8570
Japanese yen	JPY	113.61	100.20	103.05	110.17	115.07
Swiss franc	CHF	1.2072	1.2156	1.2055	1.2299	1.3699
Canadian dollar	CAD	1.3137	1.3215	1.2843	1.3739	1.3583
Australian dollar	AUD	1.2712	1.2723	1.2419	1.3436	1.4198

Notes to the Consolidated Financial Statements      165

Revenue Recognition

We derive our revenue from fees charged to our customers for (a) licenses to our on-premise software products, (b) the use of our hosted cloud subscription software offerings and (c) support, consulting, development, training, and other services. The majority of our software arrangements include support services, and many also include professional services and other elements.

Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our Software revenue, our Support revenue and our Cloud subscriptions and support revenue. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our Consulting revenue and Other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (28).

If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue from this customer except to the extent of the fees that have already been collected.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, cloud subscription and support, consulting, or other service revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take posession of the software for installation on the customer’s premises (on-premise software). Revenue from the sale of perpetual licenses of our standard software products is recognized in line with the requirements for selling goods stated in IAS 18 (Revenue) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The fee of the sale is recognized net of returns and allowances, trade discounts, and volume rebates.

We usually sell or license on-premise software on a perpetual basis. Occasionally, we license on-premise software for a specified period of time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met.

In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

166      Consolidated Financial Statements IFRS

We usually recognize revenue from on-premise software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Sometimes we enter into customer-specific on-premise software development agreements. We recognize software revenue in connection with these arrangements using the percentage-of-completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.

On-premise software subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to support services during the on-premise software subscription term. Customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Revenue from on-premise software subscription contracts is allocated to the Software revenue and Support revenue line items in our Consolidated Income Statements.

On-premise software rental contracts also combine software and support service elements. Under such contracts the customer is provided with current software products and support, but not with the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from rental contracts is split to be allocated to the Software revenue and Support revenue line items in our Consolidated Income Statements.

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support for on-premise software products. We recognize support revenue based on our performance under the support arrangements. Under our major support services our performance obligation is to stand ready to provide technical product support and to provide unspecified updates and enhancements on a when-and-if-available basis. For these support services we recognize revenue ratably over the term of the support arrangement. We do not separately sell technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Revenue from cloud subscriptions and support relates to arrangements that provide the customer with the right to use certain software functionality hosted by SAP, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. Cloud subscription and support revenue is recognized as the services are performed. Where a fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur.

We recognize consulting and other service revenue when the services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products and cloud offerings. Usually, our consulting contracts do not involve significant production, modification, or customization of software and the related revenue is recognized using the percentage-of-completion method of accounting as outlined above.

Notes to the Consolidated Financial Statements      167

Other service revenue consists of fees from training services, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees. Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the services are rendered. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. We recognize revenue from AMS services when the services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers. We recognize these fees in revenue upon providing the referral service.

The majority of our arrangements contain multiple elements. We account for software, support, cloud subscription, consulting and other service deliverables as separate units of accounting and allocate revenue based on fair value. Fair value is determined by establishing either company-specific objective evidence, or an estimated stand-alone selling price.

Revenue from multiple-element arrangements is allocated to the different elements based on their individual fair values. The revenue amounts allocated to the individual elements are recognized when the revenue recognition criteria described above have been met for the respective element.

We determine the fair value of and allocate revenue to each element based on its company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. Where we fail to establish such company-specific objective evidence of fair value for one or more elements of an arrangement, we proceed as follows:

¡

We apply the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. This is generally the case in multiple-element arrangements involving on-premise software and services related to on-premise software where company-specific objective evidence of fair value exists for all the services (for example, support services, consulting services) in the arrangement, but does not exist for the on-premise software. Under the residual method, revenue is allocated to all undelivered elements in the amount of their respective fair values and the remaining amount of the arrangement fee is allocated to the delivered element. With this policy we have considered the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition (FASB ASC 985-605), where applicable, as authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8).

¡

Where company-specific objective evidence of fair value cannot be established for undelivered elements, we determine the fair value of the respective element by estimating its stand-alone selling price. This is generally the case for our cloud subscription offerings.

168      Consolidated Financial Statements IFRS

We derive the company-specific objective evidence of fair value for our support services from the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The majority of our customers renew their annual support service contracts at these rates. Estimated stand-alone selling price (ESP) for our cloud subscription offerings is determined based on the rates agreed with the individual customers to apply if and when the subscription arrangement renews. We determine ESP for all deliverables for which we do not have company-specific objective evidence of fair value or third-party evidence of selling price by considering multiple factors which include, but are not limited to, the following: i) substantive renewal rates contained within an arrangement for cloud subscription deliverables; ii) gross margin objectives and internal costs for services; and iii) pricing practices, market conditions, and competitive landscape.

We consider FASB ASC 985-605 in our accounting for options that entitle the customer to purchase, in the future, additional on-premise software. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional on-premise software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew services at rates below the fair values established for these services.

Our consideration of whether on-premise software, consulting or other services, or cloud subscriptions and services are to be accounted for separately or as one combined element of the arrangement depends on:

¡	Whether the arrangement involves significant production, modification, or customization of the software or cloud subscription, and

¡	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.

If neither of the above is the case, revenue for the on-premise software or cloud subscription element, and the other elements, are recognized separately. In contrast, if one or both of the above applies, the respective elements of the arrangement are combined and accounted for as a single unit of accounting, and the portion of the arrangement fee allocated to this single unit of account is recognized using the percentage-of-completion method, as outlined above, or over the cloud subscription term, if applicable, depending on which service term is longer.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution, and the fair value of the benefit is reasonably estimable.

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third-party licenses, shipping and ramp-up cost, and so on.

Cost of Professional Services and Other Services

Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including messaging revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.

Notes to the Consolidated Financial Statements      169

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.

Development activities involve the application of research findings or other knowledge to a plan or design of new or substantially improved software products before the start of commercial use. Development expenditures are capitalized only if all of the following criteria are met:

¡	The development cost can be measured reliably.

¡	The product is technically and commercially feasible.

¡	Future economic benefits are probable.

¡	We intend to complete development and market the product.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, all research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio, and cloud business.

General and Administration

General and administration includes costs related to finance and administrative functions, human resources, and general management as long as they are not directly attributable to one of the other operating expense line items.

Leases

We are a lessee of property, plant, and equipment, mainly buildings, hardware, and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. The incentives are amortized over the life of the lease and the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually-agreed future increases of rents.

Income Tax

Deferred taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Consolidated Statements of Financial Position and their respective tax bases and on the carryforwards of unused tax losses and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period of (substantive) enactment.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

170      Consolidated Financial Statements IFRS

Share-Based Payments

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.

The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards that ultimately vest. We grant our employees discounts on certain share-based payments. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payments that are settled by paying cash rather than by issuing equity instruments, a provision is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in provisions. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the provision are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payments granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our ordinary shares which we cannot reasonably predict.

In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.

For more information about our share-based payments, see Note (27).

Other Components of Equity

Other components of equity include:

¡

Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future

¡	Unrealized gains and losses on available-for-sale financial assets

¡	Gains and losses on cash flow hedges comprising the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss

Treasury Shares

Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares, any excess of their carrying amount over the calculated par value is charged to retained earnings.

Notes to the Consolidated Financial Statements      171

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of SAP AG by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options is based on market prices for the period during which the options were outstanding.

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.

These assets are recognized and measured in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

¡

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. For further information on trade receivables, see the Trade and Other Receivables section.

¡

Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to either of the two other categories and mainly include equity investments and debt investments. If readily determinable from market data, available-for-sale financial assets are measured at fair value, with changes in fair value being reported net of tax in other comprehensive income. Fair value changes are not recognized in profit or loss until the assets are sold or impaired. Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.

¡

Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss comprise only those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment losses in the amount of the difference of an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in

172      Consolidated Financial Statements IFRS

Finance income, net. For available-for-sale financial assets such impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.

Income/expenses and gains/losses on financial assets consist of impairment losses and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income is included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.

Investments in Associates

Companies in which we do not have control, but over which we can exercise significant operating and financial influence (associates), are accounted for using the equity method.

Derivatives

We account for derivatives and hedging activities in accordance with IAS 39 at fair value.

Derivatives Without Designated Hedge Relationship

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the realized profits or losses from the derivatives.

Embedded Derivatives

We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the following are met:

¡	The economic characteristics and risks of the host contract and the embedded derivative are not closely related.

¡	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

¡	The combined instrument is not measured at fair value through profit or loss.

Derivatives with Designated Cash Flow Hedge Relationship

Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other comprehensive income. We subsequently reclassify the portion of gains or losses from other comprehensive income to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (25).

Notes to the Consolidated Financial Statements      173

Valuation and Testing of Effectiveness

The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.

Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges are recognized directly in other comprehensive income, while gains and losses on the interest element and on those time values excluded from the hedging relationship are recognized in profit or loss immediately.

The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs (EURIBOR), reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in cash flows of the hedging relationship components will offset the impact of fluctuations of the underlying forecasted transactions.

Retrospectively, effectiveness is tested on a cumulative basis applying the dollar offset method by using the hypothetical derivative method. Under this approach, the change in fair value of a constructed hypothetical derivative with terms reflecting the relevant terms of the hedged item is compared to the change in the fair value of the hedging instrument employing its relevant terms. The hedge is deemed highly effective if the results are within the range 80% to 125%.

Trade and Other Receivables

Trade receivables are recorded at invoiced amounts less sales allowances and allowances for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:

¡

First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement.

¡

Second, we evaluate homogenous portfolios of trade receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.

Account balances are written off, that is, charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements, expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

Included in trade receivables are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date.

174      Consolidated Financial Statements IFRS

Other Non-Financial Assets

Other non-financial assets are recorded at amortized cost, which approximates fair value due to their short-term nature.

Intangible Assets

We classify intangible assets according to their nature and use in our operation. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. Customer relationship and other intangibles consist primarily of customer contracts and acquired trademark licenses.

Purchased intangible assets with finite useful lives are recorded at acquisition cost and are amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.

We recognize acquired in-process research and development projects as an intangible asset separate from goodwill if a project meets the definition of an asset. Amortization for these intangible assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five to seven years.

Amortization expenses of intangible assets are classified as cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, and general and administration depending on their use.

Property, Plant, and Equipment

Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method.

Useful Lives of Property, Plant, and Equipment

Buildings	25 to 50 years
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the term used reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.

Notes to the Consolidated Financial Statements      175

Impairment of Goodwill and Non-Current Assets

We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit to which goodwill has been allocated to is less than its carrying value.

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segments since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the operating segments that are expected to benefit from the synergies of the combination. If the carrying amount of the operating segment to which the goodwill is allocated exceeds the recoverable amount, an impairment loss on goodwill allocated to this operating segment is recognized. The recoverable amount is the higher of the operating segment’s fair value less cost to sell (FVLCS) and its value in use. FVLCS is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment losses on goodwill are not reversed in future.

We review non-current assets, such as property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Intangible assets not yet available for use are tested for impairment annually.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level; instead, it is performed at the level of the cash-generating unit (CGU) to which the asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset or its CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in other operating income, net in profit or loss.

Impairment losses for non-current assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist, we would consider the need to reverse all or a portion of the impairment through profit or loss.

176      Consolidated Financial Statements IFRS

Contingent Assets

We carry insurance policies amongst others to offset the expenses associated with defending against litigation matters as well as other risks. To mitigate the risk of customer default, our trade receivables are partially covered by merchandise credit insurance. We recognize the respective reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities.

Financial liabilities are recognized and measured in accordance with IAS 39. Accordingly, they are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value. In the case of financial liabilities not at fair value through profit or loss, this includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:

¡

Financial liabilities at fair value through profit or loss only comprise those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss on initial recognition. This category solely contains embedded and other derivatives with negative fair values, except where hedge accounting is applied. All changes in the fair value of financial liabilities in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

¡	Financial liabilities at amortized cost include all non-derivative financial liabilities not quoted in an active market which are measured at amortized cost using the effective interest method.

Expenses and gains/losses on financial liabilities consist of interest expenses, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.

Financial liabilities are derecognized when the contractual obligation is discharged, canceled, or has expired.

Non-Financial Liabilities

Other non-financial liabilities with fixed or determinable payments that are not quoted in an active market are mainly the result of obligations to employees and fiscal authorities and are generally measured at amortized cost.

Provisions

Provisions are recorded when all of the following conditions are met:

¡	It is more likely than not that we have a legal or constructive obligation to third parties as a result of a past event.

¡	The amount can be reasonably estimated.

¡

It is probable that there will be an outflow of future economic benefits to settle the obligation, while there may be uncertainty about the timing or amount of the future expenditure required in the settlement.

We regularly adjust provisions as further information becomes available or circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the reporting date. Discount rates are regularly adjusted to current market interest rates.

Notes to the Consolidated Financial Statements      177

Post-Employment Benefits

We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are disclosed in Note (18a). As a result of the actuarial calculation for each plan, we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.

SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when paid or due.

Certain of our foreign subsidiaries are required to provide termination indemnity benefits to their employees regardless of the reason for termination (retirement, voluntary, or involuntary). We treat these plans as defined benefit pension plans if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary, or involuntary).

Deferred Income

Deferred income is recognized as software revenue, support revenue, cloud subscription and support revenue, consulting revenue, development revenue, training revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.

Presentation in the Consolidated Statements of Cash Flows

We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

(3c) Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results could differ from original estimates.

178      Consolidated Financial Statements IFRS

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

¡	Revenue recognition

¡	Valuation of trade receivables

¡	Accounting for share-based payments

¡	Accounting for income tax

¡	Accounting for business combinations

¡	Subsequent accounting for goodwill and other intangibles

¡	Accounting for legal contingencies

¡	Recognition of internally generated intangible assets from development

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.

Revenue Recognition

As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.

In most of our revenue-generating arrangements we sell to the customer more than one product solution or service. Additionally, we have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. We therefore have to determine the following:

¡	Which arrangements with the same customer are to be accounted for as one arrangement

¡	Which deliverables under one arrangement are to be accounted for separately

¡	How to allocate the total arrangement fee to the individual elements of one arrangement

The determination of whether different arrangements with the same customer are to be accounted for as one arrangement is highly judgmental, as it requires us to evaluate whether the arrangements are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two arrangements are accounted for separately or as one arrangement.

Under an arrangement including on-premise software, or cloud subscription, and other deliverables, we do not account for the on-premise software, or cloud subscription, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the on-premise software, or cloud subscription. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

Notes to the Consolidated Financial Statements      179

We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. However, we believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement either company-specific objective evidence of fair value, or for cloud subscription deliverables, estimated stand-alone selling price, if company-specific objective evidence of fair value cannot be established, as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of an appropriate fair value measurement which may impact the timing and amount of revenue recognized depending on the following:

¡	Whether an appropriate measurement of fair value can be demonstrated for undelivered elements

¡	The approaches used to establish fair value

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other professional services, and customer-specific on-premise software development projects is determined by applying the percentage-of-completion method. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental, as history may not be indicative of future development, particularly in the global economic circumstances resulting from the recent global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates. To mitigate this risk, our trade receivables are partially covered by merchandise credit insurance.

Accounting for Share-Based Payments

As described in Note (27), we have issued both equity-settled, as well as cash-settled share-based payments.

We use certain assumptions in estimating the fair values for our share-based payments, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, the final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based payment expense. Furthermore, the fair values of the options granted under our 2009 Plan (SOP PP) are dependent on our performance

180      Consolidated Financial Statements IFRS

against the Tech Peer Group Index (TechPGI) since the respective grant date, the volatility and the expected correlation between the market price of this index, and our share price.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of SAP’s shares will be the most relevant factor. The fair values of the Restricted Share Units (RSUs”) granted under our Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI) 2015 depend on SAP’s share price directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year of the respective performance period under the EPP (three-year-holding period under the LTI 2015), and thus may be significantly above or below the budgeted amounts. With respect to our plan granted in 2009 (SOP PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout. For more information about these plans, see Note (27).

Accounting for Income Tax

We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgment is necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgment can have a material effect on our income tax expense, income tax provision, and profit after tax.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgment, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

For more information about our income tax, see Note (10).

Notes to the Consolidated Financial Statements      181

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition-date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

¡	Fair values assigned to assets subject to depreciation and amortization affect the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

¡	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

¡

Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).

Subsequent Accounting for Goodwill and Other Intangibles

As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is allocated on a systematic basis over their useful lives. Judgment is required in determining the following:

¡	The useful life of an intangible asset, as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.

¡

The amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

In making impairment assessments for our intangible assets and goodwill, the outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding future cash flow projections and economic risks, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

The results of goodwill impairment tests may depend on the allocation of goodwill to our operating segments. This allocation is judgmental as it is based on our estimates regarding which operating segments are expected to benefit from the synergies of the business combination.

We recognized no impairment losses on our goodwill and no significant impairment losses on our intangible assets during 2012. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment losses will not occur in the future. For more information, see Note (15).

182      Consolidated Financial Statements IFRS

Accounting for Legal Contingencies

As described in Note (23), we are currently involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

¡	Determining whether an obligation exists

¡	Determining the probability of outflow of economic benefits

¡	Determining whether the amount of an obligation is estimable

¡	Estimating the obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. The change in the provision for the TomorrowNow litigation had a material impact on our 2010 and 2011 consolidated financial statements. For further information about this case, see Notes (18b) and (23).

Recognition of Internally Generated Intangible Assets from Development

Under IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:

¡	Determining whether activities should be considered research activities or development activities.

¡	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments.

¡	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

¡	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use.

¡	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by us on a regular basis.

Notes to the Consolidated Financial Statements      183

(3d) New Accounting Standards Adopted in the Current Period

The new accounting standards adopted in fiscal year 2012 did not have a material impact on our Consolidated Financial Statements. The amendments to IFRS 7 (Financial Instruments: Disclosures) detailing additional disclosures for certain transfers of financial assets have so far not necessitated any additional disclosures on our part.

(3e) New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

¡

Amendments to IFRS 7 (Financial Instruments: Disclosures) – Offsetting financial assets and financial liabilities, which become mandatory for our 2013 Consolidated Financial Statements and require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure and which might result in additional disclosures in the future.

¡

IFRS 9 (Financial Instruments), which becomes mandatory for our 2015 Consolidated Financial Statements and is expected to impact the classification and measurement of financial assets. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

¡

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to the transition guidance for IFRS 10-12 issued in June 2012: This new set of standards provides a single consolidation model that identifies control as the basis for consolidation for all types of entities, establishes principles for the financial reporting by parties to a joint arrangement, and combines, enhances and replaces the current disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 (Separate Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures). We will adopt the new set of standards for our 2013 Consolidated Financial Statements. The adoption of these standards will not have a material impact on our Consolidated Financial Statements.

¡

IFRS 13 (Fair Value Measurement) defines fair value, sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurements. The new standard becomes mandatory for our 2013 Consolidated Financial Statements and is not expected to have a significant impact on our Consolidated Financial Statements.

¡

Amendments to IAS 1 (Presentation of Financial Statements), which become mandatory for the Group’s 2013 Consolidated Financial Statements, aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and U.S. GAAP, and will impact the presentation of items within the Consolidated Statements of Comprehensive Income. While not early-adopting the amendments to IAS 1, SAP already provides additional disclosures to enhance the reader’s insight into which elements of SAP’s cumulative other comprehensive income will, through recycling, impact profit or loss in the future.

184      Consolidated Financial Statements IFRS

¡

Amendments to IAS 19 (Employee Benefits), which become mandatory for our 2013 Consolidated Financial Statements, aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance, and cash flows, and are likely to impact, for example, the amount of actuarial gains and losses that will impact profit and loss versus be allocated to other comprehensive income as remeasurements. The application of the revised standard will mainly result in more types of obligations qualifying as “other long-term employee benefits” and additional disclosures.

¡

Amendments to IAS 32 (Financial Instruments: Presentation) – Offsetting financial assets and financial liabilities, which become mandatory for the Group’s 2014 Consolidated Financial Statements, aim to eliminate inconsistencies when applying the offsetting criteria and include some clarifications. We have not yet completed the determination of the extent of the impact on our Consolidated Financial Statements.

(4) BUSINESS COMBINATIONS

In 2012, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Purisma Inc, Short Hills, NJ, USA	Master Data Management Solution Business	Asset Deal	n/a	January 18, 2012

Datango AG, Berlin, Germany	Solution for Workforce Performance Support	Asset Deal	n/a	February 7, 2012

SuccessFactors Inc, San Mateo, CA, USA	Provider of cloud-based human capital management (HCM) solutions	Share Deal	100%	February 21, 2012

Syclo LLC, Hoffman Estates, II, USA	Provider of enterprise mobile applications and technologies	Share Deal	100%	June 6, 2012

Ariba, Inc., Sunnyvale, CA, USA	Provider of cloud-based business network solution	Share Deal	100%	October 1, 2012

In 2012, SuccessFactors and Ariba were material business combinations to SAP; the remaining business combinations were immaterial individually and in the aggregate. We acquire businesses in specific areas of strategic interest to us. In 2012, we complemented our existing product portfolio primarily with the acquisition of cloud and mobile solutions.

Acquisition of SuccessFactors

On February 21, 2012, we acquired more than 90% of the outstanding ordinary shares of SuccessFactors, Inc. (NYSE: SFSF). After the acceptance of the tender offer, we effected a short-form merger and acquired the remaining shares. SAP paid US$40.00 per share, representing consideration transferred of approximately €2.7 billion.

Notes to the Consolidated Financial Statements      185

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we established ourselves as a provider of cloud applications, platforms, and infrastructure and were able to establish an advanced end-to-end offering of cloud and on-premise solution for managing all relevant business processes.

Acquisition of Ariba

On October 1, 2012, we acquired Ariba, Inc. (Nasdaq: ARBA), a leading cloud-based business network. SAP offered US$45.00 per share, representing consideration transferred of approximately €3.5 billion.

The acquisition combines Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud.

Financial Impact of Our Acquisitions as of the Acquisition Date

The following tables summarize the consideration transferred, and the values for identifiable assets acquired and liabilities assumed, as of the acquisition date.

Consideration Transferred

€ millions

	2012	Thereof Success- Factors	Thereof Ariba
Cash	6,237	2,659	3,424
Liabilities incurred	158	59	91

Total consideration transferred	6,395	2,717	3,515

Of the total amount of liabilities incurred, €144 million relate to the earned portion of unvested share-based payment awards. These liabilities were incurred, by replacing, upon acquisition, equity-settled share-based payment awards held by employees of SuccessFactors and Ariba with cash-settled share-based payment awards, which are subject to forfeiture. The potential amounts of all future payments that SAP could be required to make under these share-based payments is between €90 million and €158 million. The respective liabilities represent the portion of the replacement awards that relates to pre-acquisition services provided by the acquiree’s employees and were measured, at the fair value determined under IFRS 2 as required by IFRS 3. For more information about these share-based payments, see Note (27).

The acquisition-related costs incurred totaled €26 million in 2012 for our 2012 business combinations, all of which were recognized in general and administration expense.

The initial accounting for the Ariba acquisition is provisional in our financial statements with respect to tax-related assets and liabilities, contingent liabilities, as well as litigation and similar liabilities, as we are still validating our valuation assumptions.

186      Consolidated Financial Statements IFRS

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

€ millions

	Total	Thereof Success- Factors	Thereof Ariba
Cash and cash equivalents	249	80	168
Other financial assets	52	9	43
Trade and other receivables	134	60	72
Other non-financial assets	26	12	14
Property, plant, and equipment	36	10	25
Intangible assets	1,734	786	901
Thereof customer relationship and other intangibles	1,152	493	646
Customer relationship	939	400	528
Trade name	48	24	23
Other intangible assets	165	69	94
Thereof acquired technology	578	290	255
Thereof software and database licenses	4	3	0
Current and deferred tax assets	68	7	59

Total identifiable assets	2,299	965	1,282
Trade accounts payable	68	23	43
Loans and borrowings	1	1	0
Current and deferred tax liabilities	159	152	7
Provisions and other non-financial liabilities	103	33	67
Deferred revenue	212	132	77

Total identifiable liabilities	543	341	194

Total identifiable net assets	1,756	624	1,088

Goodwill	4,639	2,094	2,427

Total consideration transferred	6,395	2,717	3,515

Notes to the Consolidated Financial Statements      187

Valuation of Trade Receivables Acquired

The fair value of trade receivables acquired has been estimated as follows:

Valuation of Trade Receivables Acquired

€ millions

	Value as at Acquisition Date	Thereof Success- Factors	Thereof Ariba
Gross carrying amount	136	62	72
Allowance for doubtful accounts	2	2	0

Fair value of receivables	134	60	72

Impact of Material Business Combinations on Our Financials

The amounts of revenue and profit or loss of the material businesses acquired in 2012 since the acquisition date included in the consolidated income statements for the reporting period are as follows:

Impact of Material Business Combinations

€ millions

	2012 as Reported	Thereof Success- Factors	Thereof Ariba
Revenue	16,223	236	80
Profit after tax	2,823	-117	-31

Proforma Financial Information for Material Business Combinations

Had SuccessFactors and Ariba been consolidated as of January 1, 2012, our consolidated income statements for the reporting period would have presented the following amounts:

Proforma Financial Information

€ millions

	2012 Proforma	Thereof Success- Factors	Thereof Ariba
Revenue	16,865	269	373
Profit after tax	2,587	-150	-86

These amounts were calculated after applying the Company’s accounting policies and after adjusting the results for SuccessFactors and Ariba to reflect the following:

¡	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2012

¡	The impact of deferred revenue write-downs on a full-year basis

¡	The borrowing costs on the funding levels and debt/equity position of the company after the business combination

¡	Related tax effects

These proforma numbers have been prepared for comparative purposes only. The proforma revenue and profit numbers are not necessarily indicative of either the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

Prior year acquisitions are described in the Consolidated Financial Statements in our 2011 Annual Report.

188      Consolidated Financial Statements IFRS

(5) REVENUE

For detailed information about our revenue recognition policies, see Note (3).

For revenue information by segment and geographic region, see Note (28).

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

€ millions

	2012	2011	2010
Revenue recognized in the respective year	196	172	141
Aggregate cost recognized (multi-year)	255	229	163
Recognized result (+profit/-loss; multi-year)	2	14	17
Advance payments received	3	5	5
Gross amounts due from customers	7	20	21
Gross amounts due to customers	15	44	35
Loss provisions	34	27	28

(6) OTHER OPERATING INCOME/EXPENSE, NET

Other operating income/expense, net, was as follows:

Other Operating Income/Expense, Net

€ millions

	2012	2011	2010
Miscellaneous other operating expenses	-3	-3	-5
Gain/loss on disposals of non-current assets	-5	18	3
Miscellaneous other operating income	31	10	11

Other operating income/ expense, net	23	25	9

(7) EMPLOYEE BENEFITS EXPENSE AND HEADCOUNT

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions

	2012	2011	2010
Salaries	5,706	4,939	4,383
Social security expense	777	642	607
Pension expense	190	176	149
Share-based payment expense	522	68	58
Termination benefits	61	59	63
Employee-related restructuring expense	6	0	1

Employee benefits expense	7,262	5,884	5,261

Notes to the Consolidated Financial Statements      189

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (18a). Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2012, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

Full-time equivalents

	December 31, 2012				December 31, 2011				December 31, 2010
	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,559	2,628	3,364	10,551	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885
Professional services and other services	7,020	4,399	2,840	14,259	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152
Research and development	8,952	3,672	5,388	18,012	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884
Sales and marketing	5,697	6,220	2,982	14,899	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987
General and administration	2,243	1,383	660	4,286	2,073	1,120	542	3,735	2,053	1,005	518	3,576
Infrastructure	1,286	821	308	2,415	1,182	702	274	2,158	1,135	628	266	2,029

SAP Group (December 31)	29,757	19,123	15,542	64,422	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513
Thereof acquisitions	791	2,987	1,038	4,816	264	49	90	403	1,174	1,975	1,084	4,233

SAP Group (months’ end average)	29,009	17,619	14,506	61,134	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970

1)	Europe, Middle East, Africa

The increase of our full-time equivalent employee numbers in 2012 was mainly due to the acquisition of SuccessFactors in February 2012 and Ariba in October 2012.

190      Consolidated Financial Statements IFRS

Allocation of Share-Based Payment Expense

The allocation of expense for share-based payments, net of the effects from hedging these instruments, to the various expense items is as follows:

Share-Based Payments

€ millions

	2012	2011	2010
Cost of software and software-related services	42	5	4
Cost of professional services and other services	104	11	9
Research and development	125	16	19
Sales and marketing	123	15	16
General and administration	127	21	10

Share-based payments	522	68	58
Thereof cash-settled share-based payments	450	33	29
Thereof equity-settled share-based payments	72	35	29

For more information about our share-based payments, see Note (27).

(8) OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions

	2012	2011	2010
Foreign currency exchange gain/loss, net	-154	-58	-175
Thereof from financial assets/liabilities at fair value through profit or loss	-102	44	44
Thereof from available for sale financial assets	-2	0	0
Thereof from loans and receivables	-32	-177	-293
Thereof from financial liabilities at amortized cost	-20	79	75
Thereof from non-financial assets/liabilities	2	-4	-1
Miscellaneous other non-operating income	4	2	3
Miscellaneous other non-operating expense	-23	-19	-14

Other non-operating income/expense, net	-173	-75	-186

Notes to the Consolidated Financial Statements      191

(9) FINANCIAL INCOME, NET

Financial Income, net was as follows:

Financial Income, Net

€ millions

	2012	2011	2010
Finance income
Interest income from
available-for-sale financial assets (debt)	1	2	0
loans and receivables	49	62	34
derivatives	27	37	25
Gains on
available-for-sale financial assets (debt)	0	1	2
available-for-sale financial assets (equity)	30	12	9
Share of result of associates	0	9	3

Finance income	107	123	73
Finance cost
Interest expense from
financial liabilities at amortized cost	-130	-123	-77
derivatives	-28	-37	-31
TomorrowNow litigation	-1	8	-12
Losses on
available-for-sale financial assets (equity)	-1	0	-1
Impairment losses from
available-for-sale financial assets (equity)	-7	-2	-3
Fee expenses	-8	-7	-16

Finance cost	-175	-161	-140

Financial income, net	-68	-38	-67

192      Consolidated Financial Statements IFRS

(10) INCOME TAX

Income tax expense for the years ended December 31 is attributable to the following regions:

Tax Expense According to Region

€ millions

	2012	2011	2010
Current tax expense
Germany	699	635	413
Foreign	506	521	459

Total current tax expense	1,205	1,156	872
Deferred tax expense/income
Germany	-5	-12	23
Foreign	-200	185	-370

Total deferred tax expense/income	-205	173	-347

Total income tax expense	1,000	1,329	525

Income tax expense for the years ended December 31 comprised the following components:

Major Components of Tax Expense

€ millions

	2012	2011	2010
Current tax expense
Tax expense for current year	1,172	1,152	862
Taxes for prior years	33	4	10

Total current tax expense	1,205	1,156	872
Deferred tax expense/income
Origination and reversal of temporary differences	-258	162	-388
Unused tax losses, research and development tax credits and foreign tax credits	53	11	41

Total deferred tax expense/income	-205	173	-347

Total income tax expense	1,000	1,329	525

Profit before tax for the years ended December 31 consisted of the following:

Profit Before Tax

€ millions

	2012	2011	2010
Germany	2,482	2,323	2,009
Foreign	1,342	2,445	329

Total	3,824	4,768	2,338

Notes to the Consolidated Financial Statements      193

The following table reconciles the expected income tax expense computed by applying our combined German tax rate of 26.47% (2011: 26.34%; 2010: 26.29%) to the actual income tax expense. Our 2012 combined German tax rate includes a corporate income tax rate of 15.00% (2011: 15.00%; 2010: 15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.64% (2011: 10.51%; 2010: 10.46%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated

	2012	2011	2010
Profit before tax	3,824	4,768	2,338
Tax expense at applicable tax rate of 26,47% (2011: 26.34%; 2010: 26.29%)	1,012	1,256	615
Tax effect of:
Foreign tax rates	-114	77	-68
Non-deductible expenses	111	89	101
Tax exempt income	-169	-149	-96
Withholding taxes	71	93	39
Research and development and foreign tax credits	-29	-33	-53
Prior-year taxes	15	-25	-27
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	31	0	11
Other	72	21	3

Total income tax expense	1,000	1,329	525

Effective tax rate in %	26.2	27.9	22.5

Deferred tax assets and liabilities on a gross basis as at December 31 are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions

	2012	2011
Deferred tax assets
Intangible assets	118	68
Property, plant, and equipment	36	16
Other financial assets	2	12
Trade and other receivables	34	23
Net operating loss carryforwards	570	57
Pension provisions	77	104
Share-based payments	102	31
Other provisions and obligations	306	286
Deferred income	46	44
Research and development and foreign tax credits	37	17
Other	141	103

Deferred tax assets	1,469	761
Deferred tax liabilities
Intangible assets	853	421
Property, plant, and equipment	55	58
Other financial assets	382	210
Trade and other receivables	28	15
Pension provisions	4	37
Share-based payments	2	0
Other provisions and obligations	2	1
Deferred income	21	3
Other	36	25

Deferred tax liabilities	1,383	770

Deferred tax assets/liabilities, net	86	-9

The deferred tax assets and deferred tax liabilities, especially on net operating loss carryforwards, intangible assets and other financial assets, increased mainly because of our business combinations in 2012. The increase in deferred tax liabilities is caused by significant differences between the fair values of the acquired assets and assumed liabilities and their respective tax bases.

194      Consolidated Financial Statements IFRS

Current income tax payments were reduced in 2012 in the amount of €4 million (2011: €53 million; 2010: €1 million) due to the TomorrowNow litigation.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31:

Items Not Resulting in a Deferred Tax Asset

€ millions

	2012	2011	2010
Unused tax losses
Not expiring	49	38	9
Expiring in the following year	6	10	5
Expiring after the following year	1,260	93	103

Total unused tax losses	1,315	141	117
Deductible temporary differences	202	30	21
Unused research and development and foreign tax credits
Not expiring	32	17	21
Expiring after the following year	36	3	2

Total unused tax credits	68	20	23

The increase in items for which a deferred tax asset has not been recognized results mainly from our business combinations in 2012. For most of the underlying tax benefits it is uncertain that they can be utilized due to regulations of local tax law. €967 million (2011: €34 million; 2010: €23 million) of the unused tax losses relate to U.S. state tax loss carryforwards.

We have not recognized a deferred tax liability on approximately €5.84 billion (2011: €5.54 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €0.85 per share for the year ended December 31, 2012, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31 consists of the following:

Total Income Tax

€ millions

	2012	2011	2010
Income tax recorded in profit	1,000	1,329	525
Income tax recorded in share premium	-4	-10	-1
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Actuarial gains/losses on defined benefit pension plans	-4	-5	-18
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Gains/losses on cash flow hedges	17	-1	-5
Currency effects	3	-6	5

Total	1,012	1,307	506

Notes to the Consolidated Financial Statements      195

The income tax recorded in share premium relates to our equity-settled share-based payment.

We are subject to ongoing tax audits by domestic and foreign tax authorities. As a result of the tax audit of SAP AG and its German subsidiaries for the years 2003 through 2006, we are in dispute with the German tax authorities in respect of intercompany financing matters. We strongly disagree with the tax authorities’ position and intend to vigorously contest it. Currently, we expect that we will need to initiate litigation to prevail. We have not recorded a provision for this matter as we believe that the tax authorities’ claim has no merit and that no adjustment is warranted. If, contrary to our view, the German tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expense) for the tax audit period 2003 through 2006 and for the following years 2007 through 2012 of approximately €148 million in total.

(11) EARNINGS PER SHARE

Restricted shares (the bonus shares in the Share Matching Plan as discussed in Note (27) below) granted to employees under our share-based payments are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated

	2012	2011	2010
Profit attributable to owners of parent	2,823	3,438	1,811
Issued ordinary shares	1,229	1,227	1,226
Effect of treasury shares	-37	-38	-38
Weighted average shares – basic1)	1,192	1,189	1,188
Dilutive effect of share-based payments1)	1	1	1
Weighted average shares – diluted1)	1,193	1,190	1,189

Basic earnings per share, in €, attributable to owners of parent	2.37	2.89	1.52

Diluted earnings per share, in €, attributable to owners of parent	2.37	2.89	1.52

1)	Number of shares in millions

196      Consolidated Financial Statements IFRS

(12) OTHER FINANCIAL ASSETS

Other financial assets as at December 31 were as follows:

Other Financial Assets

€ millions

	2012			2011
	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	35	332	367	269	313	582
Debt investments	15	14	29	400	0	400
Equity investments	0	201	201	0	161	161
Available-for-sale financial assets	15	215	230	400	161	561
Derivatives	104	40	144	148	17	165
Investments in associates	0	46	46	0	47	47

Total	154	633	787	817	538	1.355

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in insurance policies relating to pension assets (semi-retirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note (18b)), other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2012, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (24).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of financial and non-financial corporations and municipalities and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions

	2012	2011
Euros	36	432
U.S. dollars	185	123
Other	9	6

Total	230	561

Our equity investments include securities measured at cost because they do not have a quoted market price and fair value cannot be reliably measured. These equity investments had a carrying value of €149 million and €122 million as at December 31, 2012, and 2011, respectively. Effects from impairment losses, reclassifications, and gains/losses from sales of such equity investments were immaterial for all periods presented.

Notes to the Consolidated Financial Statements      197

As of December 31, 2012, we have no plans to sell any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (26).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (25).

(13) TRADE AND OTHER RECEIVABLES

Trade and other receivables were as follows:

Trade and Other Receivables

€ millions

	2012			2011
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,837	0	3,837	3,431	0	3,431
Other receivables	80	88	168	62	84	146

Total trade and other receivables	3,917	88	4,005	3,493	84	3,577

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions

	2012	2011
Gross carrying amount	3,943	3,566
Sales allowances charged to revenue	-73	-94
Allowance for doubtful accounts charged to expense	-33	-41

Carrying amount trade receivables, net	3,837	3,431

The changes in the allowance for doubtful accounts charged to expense were immaterial in all periods presented.

Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The aging of trade receivables as at December 31 was:

198      Consolidated Financial Statements IFRS

Aging of Trade Receivables

€ millions

	2012	2011
Not past due and not individually impaired	3,068	2,803
Past due but not individually impaired
Past due 1 – 30 days	368	308
Past due 31 – 120 days	246	163
Past due 121 – 365 days	90	58
Past due over 365 days	14	13
Total past due but not individually impaired	718	542
Individually impaired, net of allowances	51	86

Carrying amount of trade receivables, net	3,837	3,431

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.

For more information about financial risk and how we manage it, see Notes (24) and (25).

(14) OTHER NON-FINANCIAL ASSETS

Other Non-Financial Assets

€ millions

	2012			2011
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	149	68	217	95	39	134
Other tax assets	74	0	74	68	0	68
Advance payments	11	0	11	11	0	11
Inventories	59	0	59	11	0	11
Miscellaneous other assets	1	0	1	2	0	2

Total other non-financial assets	294	68	362	187	39	226

Notes to the Consolidated Financial Statements      199

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be recognized as an expense in future periods.

(15) GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets

€ millions

	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2011	8,524	417	1,240	1,903	12,084
Foreign currency exchange differences	117	1	19	28	165
Additions from business combinations	172	1	26	11	210
Other additions	0	76	0	0	76
Retirements/disposals	-5	-6	-18	-12	-41
December 31, 2011	8,808	489	1,267	1,930	12,494
Foreign currency exchange differences	-77	-2	-3	-27	-109
Additions from business combinations	4,639	4	578	1,152	6,373
Other additions	0	60	0	0	60
Retirements/disposals	0	-18	-64	-1	-83

December 31, 2012	13,370	533	1,778	3,054	18,735

Accumulated amortization
January 1, 2011	96	249	527	408	1,280
Foreign currency exchange differences	1	0	12	13	26
Additions amortization	0	49	171	266	486
Retirements/disposals	0	-3	-18	-12	-33
December 31, 2011	97	295	692	675	1,759
Foreign currency exchange differences	-1	-3	-6	-8	-18
Additions amortization	0	57	192	316	565
Retirements/disposals	0	-14	-64	-1	-79
Transfers	0	0	29	-29	0

December 31, 2012	96	335	843	953	2,227

Carrying value December 31, 2011	8,711	194	575	1,255	10,735

Carrying value December 31, 2012	13,274	198	935	2,101	16,508

200      Consolidated Financial Statements IFRS

The additions other than from business combinations to software and database licenses in 2012 and 2011 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).

We carry the following significant intangible assets:

Significant Intangible Assets

	Carrying Amount in € Millions		Remaining Useful Life in Years
	2012	2011
Business Objects – Maintenance-related customer relationships	181	215	9–12
Sybase – Acquired Technologies	330	435	2–4
Sybase – Customer Relationships: Maintenance	581	706	10
Sybase – Customer Relationships: Messaging and License	109	173	1–8
SuccessFactors – Acquired Technologies	260	0	7
SuccessFactors – Backlog subscription	62	0	4
SuccessFactors – Customer Relationships: Subscription	404	0	14
Ariba – Acquired Technologies	238	0	8
Ariba – Customer Relationships	508	0	13–15
Ariba – Backlog: Subscription and Network	83	0	6

Total significant intangible assets	2,756	1,529

In 2012 the composition of SAP’s segments changed: In January 2012, we integrated the activities of the Sybase segment into the segments Product, Consulting and Training. The reallocation of the Sybase goodwill was done on a relative fair value basis. In the third quarter of 2012, the segments Consulting and Training were combined to form the segment On-Premise Services. In addition, the Cloud Application segment and the Ariba segment were established in the third and fourth quarter of 2012, respectively. For more information about our segments see Note (28).

Notes to the Consolidated Financial Statements      201

The carrying amount of goodwill by segments at December 31, 2012, and 2011, was as follows:

Goodwill by Segment

€ millions

	Segments per December 31, 2012					Segments per December 31, 2011
	On-Premise Products	On-Premise Services	Cloud Applications	Ariba	Total	Product	Consulting	Training	Sybase	Total
January 1, 2012						5,206	781	176	2,548	8,711
Reallocations due to changes in segment composition	7,415	1,118	34	145	8,711	-5,206	-781	-176	-2,548	-8,711
Additions from business combinations	109	9	2,094	2,427	4,639
Foreign currency exchange differences	-62	-5	39	-49	-76

December 31, 2012	7,462	1,122	2,167	2,523	13,274	0	0	0	0	0

Goodwill impairment testing

Testing of segments On-Premise Products, On-Premise Services and Cloud Applications

The recoverable amounts for the segments On-Premise Products, On-Premise Services and Cloud Applications have been determined based on “value in use” calculations. The calculations use cash flow projections based on actual operating results and a company-wide three-year business plan approved by management. For the Cloud Application segment a eight-year business plan approved by management was used. The Cloud Application segment operates in a relatively immature area with significant growth rates projected for the near future thus requiring a longer detailed planning period than the two other, more mature segments. Cash flows for periods beyond these business plans were extrapolated using the segment-specific terminal growth rates disclosed in the table below. These terminal growth rates do not exceed the long-term average growth rates for the markets in which our operating segments operate. Our estimated cash flow projections are discounted to present value by means of the pre-tax discount rates disclosed in the table below together with the terminal revenue growth rates. These pre-tax discount rates are based on a weighted average cost of capital approach (WACC).

	On-Premise Product	On-Premise Services	Cloud Applications
Pre-tax discount rates	11.5%	10.7%	13.1%
Terminal revenue growth rate	2.9%	2.1%	3.4%

The recoverable amounts of the segments On-Premise Products, On-Premise Services and Cloud Applications are based on the following key assumptions. These key assumptions on which management has based its cash flow projections for the period covered by the underlying business plans are as follows:

202      Consolidated Financial Statements IFRS

Key assumption	Basis for determining values assigned to key assumption

Budgeted revenue growth	Revenue growth rate achieved in the current fiscal year, increased for an expected increase in SAP’s addressable market in the areas of cloud, mobility, and database, as well as expected growth in the established categories of applications and analytics. Values assigned reflect past experience as well as expectations regarding an increase in the addressable market.

Budgeted operating margin	Operating margin budgeted for a given budget period equals the operating margin achieved in the current fiscal year, increased for expected efficiency improvements. Values assigned reflect past experience, except for efficiency improvements.

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of our On-Premise Product or On-Premise Services segment to exceed their respective recoverable amounts.

The Cloud Applications segment’s recoverable amount exceeds its carrying amount by €281 million. The projected cash flows for this segment are derived from the budgeted operating margins and based on a range of revenue growth rates of 14 – 51% during the eight-year business plan approved by management, with the higher growth rates expected in the earlier years. In addition, the cash flow projection depends on the Cloud Application segment becoming profitable and achieving an operating margin of 26% by 2020. If the Cloud Applications segment does not achieve an operating margin of at least 24% in the terminal growth period, the goodwill allocated to the segments might, in future periods, be subject to an impairment charge. In 2012, the segment slightly exceeded the cash flow projections established for 2012.

Testing of Ariba Segment

The recoverable value of the Ariba segment was based on “fair value less cost to sell” calculations, using a market approach. The market approach assumes that companies operating in the same industry will share similar characteristics and that the cash generating unit’s value (in our case the segment) will correlate to those characteristics. Therefore, a comparison of a cash generating unit to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. The Ariba segment consists primarily of the Ariba business acquired as of October 1, 2012. Due to the close proximity of the Ariba acquisition to our fiscal year-end, we believe that the calculations that were based on trading and transaction multiples of benchmark companies comparable to the business for this recent acquisition represent the best estimate of fair value. The data gathered for the benchmark companies was obtained from publicly available information

The fair value for the Ariba segment based upon the market approach approximates its carrying amount. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized.

Assumptions Used in Prior Year

The following assumptions were used for the goodwill impairment test completed in 2011 for the segments existing in 2011:

	Product	Consulting	Training	Sybase
Pre-tax discount rates	12.7%	12.1%	12.6%	13.6%
Terminal revenue growth rate	3.6%	3.2%	2.4%	3.6%

Notes to the Consolidated Financial Statements      203

(16) PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment

€ millions

	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Historical cost
January 1, 2011	1,336	1,393	10	2,739
Foreign currency exchange differences	7	3	0	10
Additions	29	337	6	372
Retirements/disposals	-19	-183	-1	-203
Transfers	7	1	-8	0
December 31, 2011	1,360	1,551	7	2,918
Foreign currency exchange differences	-12	-16	-1	-29
Additions from business combinations	13	22	1	36
Other additions	55	397	20	472
Retirements/disposals	-44	-236	-5	-285
Transfers	1	3	-4	0

December 31, 2012	1,373	1,721	18	3,112

Accumulated depreciation
January 1, 2011	425	865	0	1,290
Foreign currency exchange differences	4	1	0	5
Additions depreciation	47	191	0	238
Retirements/disposals	-16	-150	0	-166
December 31, 2011	460	907	0	1,367
Foreign currency exchange differences	-5	-12	0	-17
Additions depreciation	56	243	0	299
Retirements/disposals	-42	-203	0	-245

December 31, 2012	469	935	0	1,404

Carrying value
December 31, 2011	900	644	7	1,551

December 31, 2012	904	786	18	1,708

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business.

204      Consolidated Financial Statements IFRS

(17) TRADE AND OTHER PAYABLES, FINANCIAL LIABILITIES, AND OTHER NON-FINANCIAL LIABILITIES

(17a) Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

€ millions

	2012			2011
	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Trade payables	684	0	684	727	0	727
Advance payments received	81	0	81	95	0	95
Miscellaneous other liabilities	105	63	168	115	43	158

Trade and other payables	870	63	933	937	43	980

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

(17b) Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

€ millions

	2012			2011
	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Bonds	600	2,287	2,887	600	1,595	2,195
Private placement transactions	0	2,088	2,088	423	1,237	1,660
Bank loans	0	0	0	101	1	102
Other financial liabilities	202	71	273	207	92	299

Financial liabilities	802	4,446	5,248	1,331	2,925	4,256

Notes to the Consolidated Financial Statements      205

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.87% in 2012, 2.98% in 2011, and 2.76% in 2010.

An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (24). Information on the risk associated with our financial liabilities is provided in Note (25), and information on fair values is provided in Note (26).

Bonds

As at December 31, 2012, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume in € millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.64%	500	499	498
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.58%	500	498	498
Eurobond 3 – 2010	2012	99.863%	1.75% (fix)	2.01%	600	0	600
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.38%	600	600	599
Eurobond 5 – 2012	2015	99.791%	1.00% (fix)	1.17%	550	547	0
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.27%	750	743	0

Bonds						2,887	2,195

In September 2012, we implemented a Debt Issuance Program which is valid for an initial renewable period of 12 months. Under this program, we are permitted to issue bonds in a number of tranches in different currencies up to a volume of €2.4 billion. In November 2012, we issued bonds under this program as shown in the table above.

All our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

206      Consolidated Financial Statements IFRS

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in Respective Currency in millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
German promissory note
Tranche 1 – 2009	2012	4.04% (fix)	4.08%	€63.5	0	64
Tranche 2 – 2009	2012	3.46% (variable)	3.51%	€359.5	0	359
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86	86	86
Tranche 4 – 2009	2014	3.81% (variable)	3.86%	€158	0	158
Tranche 5 – 2009	2014	3.72% (variable)	3.76%	€30	0	30

U.S. private placements
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$300	227	231
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$200	151	154
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$600	454	463
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$150	113	115
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$242.5	183	0
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$290	219	0
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$444.5	336	0
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$323	244	0
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$100	75	0

Private placements					2,088	1,660

The U.S. private placement notes were issued by one of our subsidiaries that has the U. S. dollar as its functional currency.

Bank Loans

Our bank loans have the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in € millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
Additional term loan	2012	2.64% (variable)	2.64%	100	0	100
Other loans	–	variable	variable	2	0	2

Bank loans					0	102

Notes to the Consolidated Financial Statements      207

The coupon and the effective interest rate for the additional term loan were calculated based on the last 12-month EURIBOR interest rate fixing for this financing instrument in 2011.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.

(17c) Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

€ millions

	2012			2011
	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Other employee-related liabilities	1,700	98	1,798	1,541	92	1,633
Other taxes	436	0	436	440	0	440

Other non-financial liabilities	2,136	98	2,234	1,981	92	2,073

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals, as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

208      Consolidated Financial Statements IFRS

(18) PROVISIONS

Provisions based on due dates as at December 31 were as follows:

Provisions

€ millions

	2012			2011
	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (18a))	3	71	74	25	71	96
Other provisions (see Note (18b))	933	322	1.255	537	197	734

Total	936	393	1.329	562	268	830

(18a) Pension Plans and Similar Obligations

We maintain several defined benefit and defined contribution pension plans for our employees in Germany and at foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries.

Our domestic defined benefit pension plans provide participants with pension benefits that are based on the length of service and compensation of employees.

There is also a domestic employee-financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurer. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.

Foreign defined benefit pension plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

The following table shows the change in present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Notes to the Consolidated Financial Statements      209

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

€ millions

	Domestic Plans		Foreign Plans		Other Post-Employment Plans		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	462	416	457	439	27	25	946	880
Service cost	-2	-2	15	19	3	3	16	20
Interest cost	21	20	8	14	1	1	30	35
Employee contributions	26	25	5	4	0	0	31	29
Actuarial loss (+)/gain (-)	94	11	7	0	6	-1	107	10
Benefits paid	-5	-5	-4	-28	-2	-2	-11	-35
Acquisitions/divestitures	0	-4	0	-1	1	0	1	-5
Curtailments/settlements	0	0	-265	-3	-3	0	-268	-3
Other changes	1	1	0	0	0	0	1	1
Past service cost	0	0	0	-3	0	0	0	-3
Foreign currency exchange rate changes	0	0	-2	16	0	1	-2	17

Benefit obligation at year-end	597	462	221	457	33	27	851	946
Thereof fully or partially funded plans	597	462	181	417	18	13	796	892
Thereof unfunded plans	0	0	40	40	15	14	55	54

Change in plan assets
Fair value of plan assets at beginning of year	460	414	387	386	5	4	852	804
Expected return on plan assets	21	19	4	7	1	1	26	27
Employer contributions	1	2	31	17	4	3	36	22
Employee contributions	26	25	5	4	0	0	31	29
Benefits paid	-5	-5	-3	-28	-1	-2	-9	-35
Acquisitions/divestitures	0	-4	0	0	0	0	0	-4
Settlements	0	0	-256	-3	0	0	-256	-3
Other changes	1	0	0	0	0	-1	1	-1
Actuarial loss (-)/gain (+)	85	9	9	-7	0	0	94	2
Foreign currency exchange rate changes	0	0	3	11	0	0	3	11

Fair value of plan assets at year-end	589	460	180	387	9	5	778	852

Funded status at year-end	-8	-2	-41	-70	-24	-22	-73	-94

Amounts recognized in the Consolidated Statement of Financial Position:
Non-current pension assets	0	0	1	2	0	0	1	2
Accrued benefit liability (current)	0	0	-3	-25	0	0	-3	-25
Accrued benefit liability (non-current)	-8	-2	-39	-47	-24	-22	-71	-71

Total	-8	-2	-41	-70	-24	-22	-73	-94

210      Consolidated Financial Statements IFRS

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions for Defined Benefit Liabilities

Percent

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	3.3	4.6	4.9	1.9	3.2	3.3	4.6	5.4	5.7
Rate of compensation increase	2.5	2.5	2.5	1.8	1.8	1.8	4.0	3.0	5.0

The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The components of total expense of defined benefit pension plans for the years 2012, 2011, and 2010 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

€ millions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost	-2	-2	-4	15	19	17	3	3	3	16	20	16
Interest cost	21	20	18	8	14	17	1	1	1	30	35	36
Expected return on plan assets	-21	-19	-17	-4	-7	-19	-1	-1	0	-26	-27	-36
Losses (gains) on curtailments and settlements	0	0	0	-9	0	0	2	0	0	-7	0	0
Past service cost	0	0	0	0	-3	-3	0	0	0	0	-3	-3

Total expense	-2	-1	-3	10	23	12	5	3	4	13	25	13
Actual return on plan assets	106	28	26	12	5	18	1	0	0	119	33	44
Due to the fact that our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

Notes to the Consolidated Financial Statements      211

We have recognized the following amounts of actuarial gains and losses for our defined benefit pension plans:

Actuarial Gains (Losses) on Defined Benefit Pension Plans

€ millions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Beginning balance of actuarial gains (-) and losses (+) on defined benefit plans	-4	-6	-10	97	86	53	-1	0	-2	92	80	41
Actuarial gains (-) and losses (+) on defined benefit plans recognized during the period	9	2	4	-2	7	30	6	-1	2	13	8	36
Other changes	2	0	0	-1	0	0	-1	-1	0	0	-1	0
Foreign currency exchange rate changes	0	0	0	-1	4	3	0	1	0	-1	5	3

Ending balance of actuarial gains (-) and losses (+) on defined benefit plans	7	-4	-6	93	97	86	4	-1	0	104	92	80

For the determination of the total expense for the years 2012, 2011, and 2010, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2012, 2011, and 2010, the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans) were used:

Actuarial Assumptions for Total Expense

Percent

	Domestic Plans			Foreign Plans			Other Post-Employment Plans
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	4.6	4.9	5.1	2.2	3.2	4.4	5.3	5.3	5.6
Expected return on plan assets	4.5	4.5	4.5	2.4	1.5	5.1	8.3	7.8	7.6
Rate of compensation increase	2.5	2.5	2.2	1.8	1.8	1.8	3.2	3.1	4.9

212      Consolidated Financial Statements IFRS

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2012, and our target asset allocation for the year 2013 are as follows:

Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

Percent

	Target Asset Allocation 2013	Actual % of 2012 Plan Assets	Target Asset Allocation 2012	Actual % of 2011 Plan Assets
Asset category
Equity	23	22	12	10
Fixed income	42	49	66	60
Real estate	19	15	3	3
Insurance policies	4	4	1	1
Cash and other assets	12	10	18	26

Total	100	100	100	100

Our investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

Our expected contribution in 2013 is €1 million for domestic defined benefit pension plans and €16 million for foreign defined benefit pension plans, all of which is expected to be paid in cash.

Notes to the Consolidated Financial Statements      213

The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:

Pension Obligation, Plan Assets, Funded Status, and Experience Adjustments

€ millions

	Domestic Plans					Foreign Plans					Other Post- Employment Plans					Total
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Defined benefit obligation	597	462	416	346	314	221	457	439	343	306	33	27	25	20	18	851	946	880	709	638
Liability Experience adjustments	94	11	13	-13	-10	7	0	29	31	-45	6	-1	2	0	0	107	10	44	18	-55
Plan assets	589	460	414	345	314	180	387	386	311	261	9	5	4	4	3	778	852	804	660	578
Asset experience adjustments	85	9	9	-18	-8	9	-7	-1	28	-99	0	0	0	0	0	94	2	8	10	-107

Funded status	-8	-2	-2	-1	0	-41	-70	-53	-32	-45	-24	-22	-21	-16	-15	-73	-94	-76	-49	-60

Defined Contribution Plan/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2012, 2011, and 2010, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions

	2012	2011	2010
Defined contribution plans	173	151	136
State plans	296	244	215

Total expense	469	395	351

214      Consolidated Financial Statements IFRS

(18b) Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions

	Balance 1/1/2012	Addition	Additions from business combinations	Utilization	Release	Currency Impact	Balance 12/31/2012
Employee-related provisions
Provisions for share-based payments	119	518	144	-195	-1	-6	579
Other employee-related provisions	189	126	0	-87	-3	-1	224
Customer-related provisions	48	68	0	-28	-13	-1	74
Litigation-related provisions
TomorrowNow litigation	231	32	0	-10	-13	-6	234
Other litigation-related provisions	53	11	0	-7	-1	-1	55
Onerous contract provisions (other than from customer contracts)	64	7	7	-23	-2	0	53
Other provisions	30	16	8	-11	-7	0	36

Total other provisions	734	778	159	-361	-40	-15	1.255
Thereof current	537						933
Thereof non-current	197						322

For more information about our share-based payments, see Note (27).

Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash flows within this time period.

Customer-related provisions include performance obligations, as well as expected contract losses from contracts with customers. The associated cash outflows are substantially short-term in nature.

Litigation-related provisions relate primarily to the litigation matters described in Note (23). They include the expenses related to the provision established for the related litigation as well as any related legal fees incurred to date and expected to be incurred in the future less any insurance reimbursements recognized. We have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in connection with the 2012 acquisitions are measured at provisional values. For details see Note (3c). The estimate regarding the provision for the TomorrowNow litigation was adjusted substantially following the judgment of the court in September 2011. For more details, see Note (23).

Notes to the Consolidated Financial Statements      215

Onerous contract provisions have been recorded in connection with unused lease space. The utilization of onerous leases depends on the terms of the underlying lease contract.

Other provisions relate to decommissioning, restoration, and similar liabilities associated with leased facilities, warranty obligations, and restructuring provisions. The associated cash outflows for decommissioning, restoration, and similar liabilities, which are typically long-term in nature, are generally expected to occur at the dates of exit of the facilities to which they relate. The related outflow for warranty obligations is of short-term nature. Restructuring provisions comprise various restructuring activities that occurred in 2012 as a result of certain organizational changes in the sales and go-to-market areas as well a shift of positions from mature markets to high-growth markets. It is expected that substantially all of the expenditure not yet incurred will be incurred in the next financial year.

(19) DEFERRED INCOME

Deferred income consists mainly of prepayments made by our customers for support services, cloud subscriptions and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

(20) TOTAL EQUITY

Issued Capital

As at December 31, 2012, SAP AG had issued 1,228,504,232 no-par shares (December 31, 2011:1,228,083,382) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2010	1,226	-37	1,226	-1,320
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	-6	0	-220
Reissuance of treasury shares under share-based payments	0	4	0	158
December 31, 2010	1,227	-39	1,227	-1,382
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	-6	0	-246
Reissuance of treasury shares under share-based payments	0	7	0	251
December 31, 2011	1,228	-38	1,228	-1,377
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	-1	0	-53
Reissuance of treasury shares under share-based payments	0	2	0	93

December 31, 2012	1,229	-37	1,229	-1,337

216      Consolidated Financial Statements IFRS

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

¡

Up to a total amount of €250 million by issuing new ordinary shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

¡

Up to a total amount of €250 million by issuing new ordinary shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

¡

Up to a total amount of €30 million by issuing new ordinary shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based payments (as employee shares). Shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s issued capital is subject to a contingent increase of ordinary shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payments exercise their conversion or subscription rights. As at December 31, 2012, €100 million, representing 100 million shares, was still available for issuance (2011: €134 million).

Share Premium

Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions, and share-based payments.

Retained Earnings

Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Recognized in Other Comprehensive Income That Will Be Reclassified to Profit or Loss Before Tax

€ millions

	2012	2011	2010
Gains (losses) on exchange differences on translation	-214	106	193
Gains (losses) on remeasuring available-for-sale financial assets	33	-6	5
Reclassification adjustments on available-for-sale financial assets	-20	-1	-2

Available-for-sale financial assets	13	-7	3
Gains (losses) on cash flow hedges	21	-23	-88
Reclassification adjustments on cash flow hedges	42	22	67

Cash flow hedges	63	-1	-21

Notes to the Consolidated Financial Statements      217

Treasury Shares

By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to purchase, on or before June 30, 2013, up to 120 million shares of the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payments. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the profits of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2012, the Executive Board of SAP AG intends to propose a dividend of €0.85 per share (that is, an estimated total dividend of €1,013 million) to be paid from the profits of SAP AG.

Dividends per share for 2011 and 2010 were €1.10 and €0.60 respectively and were paid in the succeeding year.

(21) ADDITIONAL CAPITAL DISCLOSURES

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, confidence, and financial flexibility.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our borrowing conditions and financing options.

Capital Structure

	2012		2011
	€ millions	% of equity and liabilities	€ millions	% of equity and liabilities	% Change
Equity	14,171	53	12,707	55	12
Current liabilities	6,641	25	6,266	27	6
Non-current liabilities	6,023	22	4,254	18	42
Liabilities	12,664	47	10,520	45	20

Equity and liabilities	26,835	100	23,227	100	16

In 2012, we took out short-term bank loans to finance the acquisitions of SuccessFactors and Ariba. Additionally, we issued a two-tranche Eurobond and a US private placement consisting of several tranches with maturities of three to 15 years which further optimized and extended our existing maturity profile. We used inflows from the newly issued bonds and private placement to repay the short-term bank loans.

218      Consolidated Financial Statements IFRS

These financing activities changed our debt ratio (defined as the ratio of total liabilities to equity and liabilities) to 47% at the end of 2012 (as compared to 45% at the end of 2011). These financing activities were partially offset by the operating cash flow in 2012. As far as financing activities in 2013 are concerned, a €600 million bond that will mature in August 2013 is intended to be repaid. We currently do not plan to refinance this bond maturity.

Due to these financing activities, the ratio of total financial debt to equity and liabilities increased slightly to 19% at the end of 2012 (17% as at December 31, 2011). Total financial debt consists of bank loans, bonds, and private placements. While we monitor these ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions

	2012	2011	Change
Cash and cash equivalents	2,477	4,965	-2,488
Current investments	15	636	-621

Group liquidity	2,492	5,601	-3,109
Current bank loans	0	101	-101
Current private placement transactions	0	423	-423
Current bonds	600	600	0

Net liquidity 1	1,892	4,477	-2,585
Non-current bank loans	0	1	-1
Non-current private placement transactions	2,094	1,240	854
Non-current bonds	2,300	1,600	700

Net liquidity 2	-2,502	1,636	-4,138

Net liquidity 1 is Group liquidity minus current financial debt. The decrease of current financial debts relates to repayments, mainly two tranches (€423 million) of the promissory notes, we issued in 2009.

Net liquidity 2 is net liquidity 1 minus non-current financial debt. In 2012, we successfully placed a two-tranche Eurobond transaction totalling €1.3 billion and a US private placement transaction of US$1.4 billion consisting of several tranches. This was partly offset by repayments of a Eurobond tranche (€600 million) and two tranches (€188 million) of the promissory notes, we issued in 2009.

We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

For further information about our financial debt, see Note (17b).

Notes to the Consolidated Financial Statements      219

Distribution Policy

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In 2012, we were able to distribute €1,310 million in dividends from our 2011 profit (as compared to €713 million in 2011 and €594 million in 2010 related to 2010 and 2009 profit, respectively), representing €1.10 per share, including a special dividend of €0.35 per share to celebrate SAP’s 40th anniversary. Aside from the distributed dividend, in 2012, 2011, and 2010 we also returned €53 million, €246 million, and €220 million respectively to our shareholders by repurchasing our own shares.

Commitments exist in connection with our equity-settled share-based payments (as described in Note (27)), which we intend to meet by reissuing treasury shares or issuing ordinary shares. For more information about contingent capital, see Note (20).

(22) OTHER FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES

Other Financial Commitments

Our other financial commitments as at December 31, 2012, and 2011, were as follows:

Other Financial Commitments

€ millions

	2012	2011
Operating leases	923	878
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	66	76
Other purchase obligations	522	496
Purchase obligations	588	572

Total	1,511	1,450

Our operating leases relate primarily to the lease of office space, hardware, and cars, with remaining non-cancelable lease terms between less than one and 35 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment, and vehicle purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

Commitments under operating leasing contracts and purchase obligations as at December 31, 2012, were as follows:

Other Financial Commitments

€ millions

	Operating Leases	Purchase Obligations
Due 2013	238	317
Due 2014-2017	527	218
Due thereafter	158	53

Total	923	588

Our rental and operating lease expenses were €277 million, €241 million, and €267 million for the years 2012, 2011, and 2010, respectively.

Contingent Liabilities

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other provisions (see Note (18b)).

220      Consolidated Financial Statements IFRS

For contingent liabilities related to litigation matters, see Note (23).

(23) LITIGATION AND CLAIMS

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP® software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million as at December 31, 2011, US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see Note (18b). Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

Notes to the Consolidated Financial Statements      221

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (vs. the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sougth unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties are appealing and the appeal briefs have been filed. The hearing is scheduled for February 2013. Additionally, SAP has filed a petition with the United States Patent Office (“USPTO”)

222      Consolidated Financial Statements IFRS

challenging the validity of the asserted Versata patent. The USPTO has granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review).

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleged that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB set the amount in dispute at €1 million and sought permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancelation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancelation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleged that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB sought unspecified monetary damages and permanent injunctive relief. In February 2013, SAP and CSB resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce.

In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents. SAP, along with the other defendants, is now appealing. The hearing is scheduled for March 2013.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Notes to the Consolidated Financial Statements      223

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see Note (10).

(24) FINANCIAL RISK FACTORS

We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

Market Risk

a) Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration.

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (25).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, the Intellectual Property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external

224      Consolidated Financial Statements IFRS

revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of most of the IP holders is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, during 2012 we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisitions of SuccessFactors and Ariba, Inc. as the funds were provided through our free cash and acquisition term loans, both generated in euros. For more information, see Note (25).

b) Interest Rate Risk

Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

As at December 31, 2012, our liquidity was mainly invested in time deposits and bonds with fixed yields, and money market instruments with variable yields, held as cash equivalents and current and non-current investments. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are not exposed to an interest-rate risk with regard to these investments. However, a fair value interest rate exposure arises from the bonds classified as available for sale. Also, we are exposed to a cash flow risk from the variable-yield money market funds, mainly held in the U.S.

As at December 31, 2012, we are not exposed to an interest-rate risk from our financing activities (for more information about the individual instruments, see Note (17b)) as all our issued bonds with a total volume of €2.9 billion, the U.S. private placement notes with a volume of US$2.65 billion, and the remaining tranche of €86 million of the German promissory notes pay fixed interest.

c) Equity Price Risk

Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in listed equity securities (2012: €52 million; 2011: €39 million) and our share-based payments (for the exposure from these plans, see Note (27)).

Credit Risk

Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations.

To reduce the credit risk in trade receivables and investments, we have made the following arrangements:

¡	An agreement with an insurer to insure part of our trade receivables against credit losses

¡

The receipt of rights to collateral for certain investing activities in the full amount of the investment volume, which we would only be allowed to make use of in the case of default of the counterparty to the investment.

With the exception of these transactions, we have not executed significant agreements to reduce our overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Notes to the Consolidated Financial Statements      225

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2012, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2012. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (23).

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2012	2013	2014	2015	2016	2017	Thereafter
Non-derivative financial liabilities
Trade payables	-684	-684	0	0	0	0	0
Financial liabilities	-5,051	-757	-705	-874	-534	-904	-1,922

Total of non-derivative financial liabilities	-5,735	-1,441	-705	-874	-534	-904	-1,922

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	-195
Cash outflows		-2,996	-10	-10	-10	-9	-26
Cash inflows		2,875	0	0	0	0	0
Currency derivatives with designated hedge relationship	-2
Cash outflows		-157	0	0	0	0	0
Cash inflows		154	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	0
Cash outflows		0	0	0	0	0	0
Cash inflows		0	0	0	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	46
Cash outflows		-2,690	0	0	0	0	0
Cash inflows		2,735	0	0	0	0	0
Currency derivatives with designated hedge relationship	29
Cash outflows		-460	0	0	0	0	0
Cash inflows		485	0	0	0	0	0

Total of derivative financial liabilities and assets	-122	-54	-10	-10	-10	-9	-26

226      Consolidated Financial Statements IFRS

Contractual Maturities of Financial Liabilities and Financial Assets

€ millions

	Carrying Amount	Contractual Cash Flows
	12/31/2011	2012	2013	2014	2015	2016	Thereafter
Non-derivative financial liabilities
Trade payables	-727	-727	0	0	0	0	0
Financial liabilities	-4,034	-1,264	-687	-840	-276	-495	-792

Total of non-derivative financial liabilities	-4,761	-1,991	-687	-840	-276	-495	-792

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	-179
Cash outflows		-2,887	-10	-10	-10	-10	-40
Cash inflows		2,797	0	0	0	0	0
Currency derivatives with designated hedge relationship	-34
Cash outflows		-569	-50	0	0	0	0
Cash inflows		534	49	0	0	0	0
Interest rate derivatives with designated hedge relationship	-8
Cash outflows		-9	-5	-3	0	0	0
Cash inflows		6	3	1	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	118
Cash outflows		-2,172	0	0	0	0	0
Cash inflows		2,281	0	0	0	0	0
Currency derivatives with designated hedge relationship	4
Cash outflows		-82	0	0	0	0	0
Cash inflows		87	0	0	0	0	0

Total of derivative financial liabilities and assets	-99	-14	-13	-12	-10	-10	-40

The change in our non-derivative financial liabilities will lead to an overall increase in cash outflows compared to the end of 2012. This is because the 2012 financing activities totaled €2.3 billion whereas repayments were only €1.3 billion in 2012. For more information, see Note (17b).

(25) FINANCIAL RISK MANAGEMENT

We manage market risks (including foreign currency exchange rate risk, interest rate risk, equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. In the sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other comprehensive income, we determine the periodic effects by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

Notes to the Consolidated Financial Statements      227

Foreign Currency Exchange Rate Risk Management

We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.

Currency Hedges Without Designated Hedge Relationship

The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

Currency hedges without a designated hedge relationship also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

In addition, during 2012 we held foreign currency options and deal-contingent forward contracts to partially hedge the cash flow risk from the consideration paid in U.S. dollars for the acquisitions of SuccessFactors and Ariba.

Currency Hedges with Designated Hedge Relationship (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2012, net gains totaling €17 million (2011: net losses of €14 million; 2010: net losses of €55 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2012 and 2011, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in all years reported. In 2012, we reclassified net losses of €24 million (2011: net losses of €13 million; 2010: net losses of €44 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €20 million of the net gains recognized in other comprehensive income in 2012, will be reclassified from other comprehensive income to profit or loss during fiscal year 2013.

228      Consolidated Financial Statements IFRS

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes both, our foreign currency-denominated financial instruments, and our forecasted intercompany transactions, although the latter are scoped out of IFRS 7. As our internal calculation of value-at-risk is thus not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

¡

Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly nonexistent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments.

¡

Income or expenses recorded in connection with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income in this regard.

¡

Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit or other comprehensive income.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

¡	Derivatives held within a designated cash-flow hedge relationship (excluding the interest element, which is not part of the assigned cash flow hedge relationships)

¡	Foreign currency embedded derivatives

¡	The foreign currency options held as at December 31, 2011, in connection with the acquisition of SuccessFactors.

If we do not have a significant exposure towards a single currency, we disclose our sensitivity to our major foreign currencies (as described in Note (24)) in total.

Notes to the Consolidated Financial Statements      229

Foreign Currency Sensitivity

€ millions

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2012	2011	2010	2012	2011	2010
Derivatives held within a designated cash-flow hedge relationship
All major currencies -10%				60	70	46
All major currencies +10%				-60	-70	-46
Embedded derivatives
Swiss franc -10%	38	41	42
Swiss franc +10%	-38	-41	-42
other currencies -10%	3	0	0
other currencies +10%	-3	0	0
Freestanding foreign currency options related to SuccessFactors acquisition
U.S. dollar -10%	0	6	0
U.S. dollar +10%	0	-50	0

Our foreign currency exposure as at December 31 (and if year-end exposure is not representative, also our average/ high/low exposure) was as follows:

Foreign Currency Exposure

€ billions

	2012	2011
Year end exposure towards all our major currencies	1.0	2.4
Average exposure	2.4	1.3
Highest exposure	3.7	2.4
Lowest exposure	1.0	0.8

Our sensitivity to foreign currency exchange rate fluctuations has decreased compared to the year ended December 31, 2011, mainly because there were no acquisiton-related foreign currency derivatives outstanding.

Interest Rate Risk Management

The primary aim of our interest rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2012, a cash flow interest rate risk existed with regard to our investing activities in money market instruments with variable yields in the amount of €396 million.

All (2011: 97%) of our total interest-bearing financial liabilities outstanding as at December 31, 2012, had a fixed interest rate whereas 65% (2011: 69%) of our interest-bearing investments had a fixed interest rate.

Therefore, we are mainly exposed to an interest rate risk from our variable-yield money market instruments.

Derivatives with Designated Hedge Relationship (Cash Flow Hedges)

During 2012, we held interest rate derivatives with a designated hedge relationship for which we reclassified net losses of €7 million (2011: net losses of €4 million; 2010: net losses of €6 million) out of other comprehensive income to finance

230      Consolidated Financial Statements IFRS

income, net due to the hedged items affecting income or being repaid early. We did not record any ineffectiveness for these hedges in any of the fiscal years reported.

Interest Rate Exposure

A sensitivity analysis is provided to show our interest rate risk exposure, considering the following:

¡

Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31 of each year end reported, we had fixed-rate bonds classified as available-for-sale as described in Note (24). We therefore consider interest rate changes relating to the fair value measurement of such fixed-rate non-derivative financial assets classified as available-for-sale in the equity-related sensitivity calculation.

¡

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable-rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

¡

Due to the designation of interest rate payer swaps to a cash flow hedge relationship, the interest rate changes affect the respective amounts recorded in other comprehensive income. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation, as they offset the variable-interest-rate payments for the SSD. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest rate swaps designated to be in a hedge relationship.

Due to the current low interest rate level we base our sensitivity analyses on a yield curve shift of +100/-20 basis points to avoid negative interest rates. If, on December 31, 2012, 2011, and 2010, interest rates had been 100 basis points higher (20 basis points lower), this would not have had a material effect on the following:

¡	The gains/losses on available-for-sale financial assets positions in other comprehensive income

¡	Finance income, net for our variable-interest-rate investments and financial debt

¡	The effective portion of the interest rate cash flow hedge in other comprehensive income

Our interest rate exposure as at December 31 (and if year end exposure is not representative, also our average/high/low exposure) was as follows:

Interest rate risk exposure

€ billions

	2012				2011
	Year end	Average	High	Low	Year end	Average	High	Low
Fair value interest rate risk
From investments	0.03	0.1	0.3	0	0.4	0.25	0.5	0
Cash flow interest rate risk
From investments	0.4	0.9	1.4	0.4	1.4	1.3	1.4	0.875
From financing	0	1.1	3.2	0	0.1	0.308	1.1	0.1

Notes to the Consolidated Financial Statements      231

Equity-Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2012: €52 million; 2011: €39 million) are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2012 (2011), would not have a material impact on the value of our investments in marketable equity securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2012, would have increased (decreased) our share-based payment expenses by €139 million (€117 million) (2011: increased by €27 million (decreased by €25 million); 2010: €53 million).

Credit Risk Management

To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least BBB which was lowered from A- due to the current market environment. We only make investments in issuers with a lower rating in exceptional cases. However, such investments were not material in 2012. The weighted average rating of our financial assets is in the range A to A-. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds of non-financial corporations with at least investment grade rating level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on the market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance. Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (13). For information about the maximum exposure to credit risk, see Note (24).

232      Consolidated Financial Statements IFRS

Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Our primary source of liquidity is funds generated from our business operations, which have historically been the primary source of the liquid funds needed to maintain our investing and financing strategy. The majority of our subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-today operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. Since the inception, we have not drawn on the facility. Furthermore, as at December 15, 2011, SAP AG secured another credit facility in the amount of €200 million bearing fixed interest with the exact borrowing rate determined at the date of drawdown at the applicable EURIBOR plus a margin of 35 basis points per annum.

Additionally, as at December 31, 2012, and 2011, SAP AG had available lines of credit totaling €489 million and €490 million, respectively. As at December 31, 2012, and 2011, there were no borrowings outstanding under these lines of credit. As at December 31, 2012, and 2011, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €48 million and €54 million, respectively. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2012, and borrowings as at December 31, 2011, were immaterial.

(26) ADDITIONAL FAIR VALUE DISCLOSURES ON FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC).

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables”, and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Notes to the Consolidated Financial Statements      233

Fair Values of Financial Instruments

€ millions

		2012						2011
		Book Value 12/31/2012	Measurement Categories			Fair Value 12/31/2012	Not in Scope of IFRS 7	Book Value 12/31/2011	Measurement Categories			Fair Value 12/31/2011	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,477	2,477			2,477		4,965	4,965			4,965
Trade receivables	L&R	4,005	3,837			3,837	168	3,577	3,431			3,431	145
Other financial assets		787						1,355
Debt securities	L&R/AFS				29	29					400	400
Equity securities	AFS			149	52	52	46			122	39	39	47
Other non-derivative financial assets	L&R		159			159	208		396			396	186
Derivative assets
With hedging relationship	–				29	29					4	4
Without hedging relationship	HFT				115	115					161	161
Liabilities
Trade payables	AC	-933	-684			-684	-249	-980	-727			-727	-253
Financial liabilities		-5,248						-4,256
Non-derivative financial liabilities	AC		-5,051			-5,228			-4,034			-4,107
Derivatives
With hedging relationship	–				-2	-2					-43	-43
Without hedging relationship	HFT				-195	-195					-179	-179

Total financial instruments, net		1,088	738	149	28	589	173	4,661	4,031	122	382	4,340	125
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	115			115	115		161			161	161
Available-for-sale	AFS	230		149	81	81		561		122	439	439
Loans and receivables	L&R	6,641	6,473			6,473	168	8,937	8,792			8,792	145
Financial liabilities
At fair value through profit or loss	HFT	-195			-195	-195		-179			-179	-179
At amortized cost	AC	-5,984	-5,735			-5,912	-249	-5,014	-4,761			-4,834	-253
Outside scope of IAS 39
Financial instruments related to employee benefit plans		208					208	186					186
Investment in associates		46					46	47					47
Derivatives with hedging relationship		27			27	27		-39			-39	-39

Total financial instruments, net		1,088	738	149	28	589	173	4,660	4,031	122	382	4,340	125

234      Consolidated Financial Statements IFRS

Determination of Fair Values

IAS 39 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. We have classified our financial instruments into those that are measured at fair value and those that are measured at cost or amortized cost.

Financial Instruments Measured at Fair Value

Depending on the inputs used for determining fair value, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 7.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Notes to the Consolidated Financial Statements      235

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

¡	Level 1: Quoted prices in active markets for identical assets or liabilities.

–	Marketable available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.

¡

Level 2: Inputs other than those that can be observed, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

–	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based payments are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.

–	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at December 31, deducting a discount for the disposal restriction based on the premium for a respective put option.

¡	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as at December 31, 2012, to the three levels of the fair value hierarchy according to IFRS 7.

Classification of Financial Instruments

€ millions

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	29	0	0	29	400	0	0	400
Equity investments	52	0	0	52	18	21	0	39
Available-for-sale financial assets	81	0	0	81	418	21	0	439
Derivative financial assets	0	144	0	144	0	165	0	165

Total	81	144	0	225	418	186	0	604

Financial liabilities
Derivative financial liabilities	0	197	0	197	0	222	0	222

Total	0	197	0	197	0	222	0	222

236      Consolidated Financial Statements IFRS

Financial Instruments Measured at Cost/at Amortized Cost

The fair values of these financial instruments are determined as follows:

¡

Cash and cash equivalents, trade receivables, other non-derivative financial assets: Because the financial assets are primarily short-term, it is assumed that their carrying values approximate their fair values. Non-interest-bearing or below market-rate non-current loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan.

¡

Available-for-sale equity investments in private companies: For these investments in equity instruments primarily consisting of venture capital investments, fair values cannot readily be observed as they do not have a quoted market price in an active market. Also, calculating fair value by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, such investments are accounted for at cost approximating fair value, with impairment being assessed based on revenue multiples of similar companies and review of each investment’s cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.

¡

Accounts payable and non-derivative financial liabilities: Non-derivative financial liabilities include financial debt and other non-derivative financial liabilities. Accounts payable and other non-derivative financial liabilities are mainly short-term, and thus their fair values approximate their carrying values. The carrying values of financial debt with variable interest rates generally approximate the fair values. The fair value of fixed-rate financial debt is based on quoted market prices or determined by discounting the cash flows using the market interest rates on December 31.

(27) SHARE-BASED PAYMENTS

SAP has granted awards under various cash-settled and equity-settled share-based payments to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payments, none of which, individually or in the aggregate, are material to the Consolidated Financial Statements.

a) Cash-Settled Share-Based Payments

SAP’s stock appreciation rights are cash-settled share-based payments and include the following programs: Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI Plan for the Executive Board and Global Managing Board) 2015, Stock Option Plan (SOP 2007 (2008 tranche)), SOP Performance Plan 2009 (SOP PP), Stock Option Plan 2010 (SOP 2010 (2010-2012 tranches)), BO Rights (former Business Objects awards assumed in connection with the Business Objects acquisition in 2008), acquired SFSF Rights (former SuccessFactors awards assumed in connection with the SuccessFactors acquisition in 2012), and acquired Ariba Rights (former Ariba awards assumed in connection with the Ariba acquisition in 2012). SAP purchased various call options to hedge part of the anticipated cash flow exposure relating to its share-based payments. The call options have been structured to replicate the payouts required, if any, under the terms of the rights. Through the hedging program, the change in fair value of the call options offsets the personnel expense on the options recognized.

Notes to the Consolidated Financial Statements      237

The following parameters and assumptions were used for calculating the fair value at grant date:

Fair Value and Parameters at Grant Date by Cash-Settled Plan

	2012					2011	2010
Plan	LTI Plan 2015 (2012 Tranche)	EPP 2015 (2012 Tranche)	SOP 2010 (2012 Tranche)	SFSF Rights1)	Ariba Rights1)	SOP 2010 (2011 Tranche)	SOP 2010 (2010 Tranche)
Grant date	2/7/– 9/1/2012	4/5/2012	6/8/2012	2/21/2012	10/1/2012	6/9/2011	9/9/2010
Weighted average fair value	€45.33	€49.91	€8.16	€30.24	€34.79	€8.24	€6.46
Expected life in years	3.9	0.8	5.7	n.a.	n.a.	5.8	5.8
Risk-free interest rate (depending on maturity)	0.56%	0.10%	0.64%	n.a.	n.a.	2.64%	1.63%
Grant price of SAP share	€46.01	€46.01	€44.80	n.a.	n.a.	€42.03	€35.48
Price of SAP share	€48.20	€50.78	€45.38	n.a.	n.a.	€41.73	€35.45
Expected volatility of SAP shares	n.a.	n.a.	30.2%	n.a.	n.a.	27.1%	26.9%
Expected dividend yield of SAP shares	1.53%	2.14%	2.07%	n.a.	n.a.	1.66%	1.65%

1)	Fair value at acquisition date

As at December 31, 2012, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

238      Consolidated Financial Statements IFRS

Fair Value and Parameters Used at Year End for Cash-Settled Plans

	LTI Plan 2015 (2012 Tranche)		EPP 2015 (2012 Tranche)		SOP 2007 (2008 Tranche)	SOP PP	SOP 2010 (2010 – 2012 Tranche)	SFSF Rights	Ariba Rights	BO Rights
Option pricing model used	Other	1)	Other	1)	Binomial	Monte-Carlo	Monte-Carlo	n.a.	n.a.	Other	1)
Range of grant dates	2/7/2012 9/1/2012		4/5/2012		3/3/2008	5/6/2009	9/9/2010 6/8/2012	2/21/2012	10/1/2012	2/10/1998 1/21/2008
Quantity of awards issued in thousands	349		2,752		8,650	10,321	18,920	4,534	4,091	5,162
Weighted average fair value as at December 31, 2012	€57.79		€60.69		€23.30	€7.36	€17.06	€30.32	€34.11	€57.06
Weighted average intrinsic value as at December 31, 2012	€60.69		€60.69		€24.73	€4.76	€14.79	€30.32	€34.11	€57.06
Expected remaining life as at December 31, 2012 in years	3.1		0.1		0.1	1.2	4.1	0.9	0.7	1.9
Risk-free interest rate (depending on maturity)	0.06%		0.00%		-0.01%	-0.04%	0.03% to 0.41%	n.a.	n.a.	n.a.
Expected volatility SAP shares	n.a.		n.a.		55.0%	19.80%	25.8% to 29.6%	n.a.	n.a.	n.a.
Expected dividend yield SAP shares	1.55%		n.a.		1.55%	1.55%	1.55%	n.a.	n.a.	n.a.
Share price of reference index	n.a.		n.a.		n.a.	€192.95	n.a.	n.a.	n.a.	n.a.
Expected volatility reference index	n.a.		n.a.		n.a.	5.50%	n.a.	n.a.	n.a.	n.a.
Expected dividend yield reference index	n.a.		n.a.		n.a.	1.39%	n.a.	n.a.	n.a.	n.a.
Expected correlation SAP share/reference index	n.a.		n.a.		n.a.	42.10%	n.a.	n.a.	n.a.	n.a.

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DEOOOAOYKR94) (TechPGI) is based on the historical volatility derived from the index price history.

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2012, 2011, and 2010:

Notes to the Consolidated Financial Statements      239

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

€ thousands

	LTI Plan 2015 (2012 Tranche)	EPP 2015 (2012 Tranche)	SOP 2007 (2007/ 2008 Tranche)	SOP PP	SOP 2010 (2010 - 2012 Tranche)	SFSF Rights	Ariba Rights	BO Rights
Outstanding as at 12/31/2009	n.a.	n.a.	13,488	10,078	n.a.	n.a.	n.a.	1,887
Granted in 2010	n.a.	n.a.	0	0	5,397	n.a.	n.a.	0
Exercised/paid in 2010	n.a.	n.a.	-167	0	0	n.a.	n.a.	-571
Expired in 2010	n.a.	n.a.	0	0	0	n.a.	n.a.	0
Forfeited in 2010	n.a.	n.a.	-323	-503	-24	n.a.	n.a.	-216
Outstanding as at 12/31/2010	n.a.	n.a.	12,998	9,575	5,373	n.a.	n.a.	1,100
Granted in 2011	n.a.	n.a.	0	0	5,192	n.a.	n.a.	0
Exercised/paid in 2011	n.a.	n.a.	-8,172	0	0	n.a.	n.a.	-432
Expired in 2011	n.a.	n.a.	0	0	0	n.a.	n.a.	0
Forfeited in 2011	n.a.	n.a.	-832	-632	-515	n.a.	n.a.	-130
Outstanding as at 12/31/2011	n.a.	n.a.	3,994	8,943	10,050	n.a.	n.a.	538
Granted in 2012	349	2,752	0	0	8,331	4,534	4,091	0
Adjustment based upon KPI achievement in 2012	117	880	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Exercised/paid in 2012	0	0	-3,170	-3,294	0	-1,826	-1,587	-195
Expired in 2012	0	0	-414	0	0	0	0	0
Forfeited in 2012	0	-130	-8	-805	-954	-305	-144	-30

Outstanding as at 12/31/2012	466	3,502	402	4,844	17,427	2,403	2,360	313
Additional information
Awards exercisable as at 12/31/2010	n.a.	n.a.	12,998	0	0	n.a.	n.a.	1,060
Awards exercisable as at 12/31/2011	n.a.	n.a.	3,994	8,943	0	n.a.	n.a.	538

Awards exercisable as at 12/31/2012	0	0	402	4,844	0	0	0	313
Aggregate intrinsic value of vested awards in € millions, as at 12/31/2010	n.a.	n.a.	15	0	0	n.a.	n.a.	22
Aggregate intrinsic value of vested awards in € millions, as at 12/31/2011	n.a.	n.a.	15	0	0	n.a.	n.a.	10

Aggregate intrinsic value of vested awards in € millions, as at 12/31/2012	28	213	10	23	0	3	3	18
Weighted average share price in € for share options exercised in 2010	n.a.	n.a.	36.98	n.a.	n.a.	n.a.	n.a.	35.38
Weighted average share price in € for share options exercised in 2011	n.a.	n.a.	43.46	n.a.	n.a.	n.a.	n.a.	42.12

Weighted average share price in € for share options exercised in 2012	n.a.	n.a.	51.06	60.40	n.a.	30.32	34.11	49.40
Provision as at 12/31/2010 in € millions	n.a.	n.a.	59	36	4	n.a.	n.a.	24
Provision as at 12/31/2011 in € millions	n.a.	n.a.	20	28	27	n.a.	n.a.	17

Provision as at 12/31/2012 in € millions	53	212	9	36	137	39	51	18
Expense recognized in 2010 in € millions	n.a.	n.a.	0	21	4	n.a.	n.a.	6
Expense recognized in 2011 in € millions	n.a.	n.a.	-4	-8	28	n.a.	n.a.	5

Expense recognized in 2012 in € millions	53	216	3	20	74	38	21	9

240      Consolidated Financial Statements IFRS

a.1) Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI Plan) 2015

SAP implemented two new share-based payments in 2012: an Employee Participation Plan (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for members of the Executive Board and the Global Managing Board.

The plans are focused on SAP’s share price and the achievement of two financial key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit, which are derived from the Company’s 2015 financial KPIs. Under these plans, virtual shares, called restricted share units (RSUs), are granted to participants. Participants are paid out in cash based on the number of RSUs that vest.

Starting in 2012, the RSUs will be granted and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. Participants under the LTI Plan 2015 have already been granted a budget for the years 2012 – 2015. Almost all participants under the LTI Plan 2015 are members of the Executive Board. The total amount granted to the Executive Board members in 2012 was €55 million.

The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results for the last financial year prior to the performance period.

At the end of the given year, the number of RSUs that finally vest with plan participants depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally granted. If both KPIs achieve at least a defined 80% threshold, the RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest and RSUs granted for that year will be forfeited. For the year 2012, the RSUs granted at the beginning of the year vested with 133.55% achievement of such KPIs.

Notes to the Consolidated Financial Statements      241

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year performance period, whereas the RSUs for members of the Executive Board/Global Managing Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which occurs starting in 2016.

The plans include a “look-back” provision, due to the fact that these plans are based on reaching certain KPI levels in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs granted in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited. For the EPP, the application of the “look-back”-provision is subject to approval by the Executive Board in 2015.

The final financial effect of each tranche of the EPP 2015 and the LTI Plan 2015 will depend on the number of vested RSUs and the SAP share price, which is set directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year under the EPP 2015 (of the respective three-year holding period under the LTI Plan 2015), and thus may be significantly above or below the budgeted amounts.

a.2) SAP Stock Option Plan 2007 (SOP 2007 (2008 Tranche))

Under the SAP Stock Option Plan 2007, in 2008 we granted top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.

The virtual stock options granted under the SOP give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a vesting period of two years, the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse five years after the grant date.

The exercise price is 110% of the grant base value, which is derived from the average fair market value of one ordinary share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year. The awards granted in 2008 have a grant-base value of €32.69.

Monetary benefits under the SOP are capped at 100% of the exercise price (€35.96 for options granted in 2008).

a.3) SOP Performance Plan 2009 (SOP PP)

Under the SOP Performance Plan 2009, we granted to top executives and top performers cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index, the TechPGI.

The future payout at the exercise date will be based on the out-performance of the SAP share price over the TechPGI. Exercise is only possible if the SAP share price has outperformed the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP initial exercise price (€28.00 per share). After a vesting period of two years, the plan provides for 12 predetermined exercise dates every calendar year (one date per month) until the rights lapse five years after the grant date.

Monetary benefits are capped at 110% of the grant price (€30.80). The dynamic exercise price at valuation date is €55.93.

a.4) SAP Stock Option Plan 2010 (SOP 2010 (2010–2012 Tranches))

Under the SAP Stock Option Plan 2010, in 2010, 2011, and 2012 we granted members of the Senior Leadership Team, SAP’s Top Rewards (employees with an exceptional rating) and in 2010 and 2011 members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one ordinary share over the five business days prior to the Executive Board resolution date.

242      Consolidated Financial Statements IFRS

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can only exercise their virtual stock options provided they are employed by SAP; if they leave the company, they forfeit them. Executive Board members’ options are non-forfeitable once granted – if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of the respective term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €39.03 (€40.80) for the 2010 tranche, €46.23 (€48.33) for the 2011 tranche, and €49.28 for the 2012 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.5) SuccessFactors Cash-Settled Awards Replacing Pre-Acquisition SuccessFactors Awards (SFSF Rights)

In conjunction with the acquisition of SuccessFactors in 2012, under the terms of the acquisition agreement, SAP exchanged unvested Restricted Stock Awards (RSAs), Restricted Stock Units (RSUs), and Performance Stock Units (PSUs) held by employees of SuccessFactors for cash-settled share-based payment awards of SAP (SFSF Rights).

RSAs, RSUs, and PSUs unvested at the closing of the acquisition were converted into the right to receive at the originally agreed vesting dates, an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$40.00 per share.

There were 4,533,713 unvested RSAs, RSUs, and PSUs at the acquisition date, representing a fair value of €128 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €59 million was allocated to consideration transferred and €68 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the original vesting terms – the remaining vesting period for such SuccessFactors Rights are in a range of up to four years from acquisition date. From February 21, 2012, to December 31, 2012, 1,821,943 SFSF Rights vested. The unrecognized expense related to SFSF Rights was €34 million as at December 31, 2012, and will be recognized over a remaining vesting period of up to 3.0 years.

a.6) Ariba Cash-Settled Awards Replacing Pre-Acquisition Ariba Awards (Ariba Rights)

The terms of the acquisition agreement under which SAP acquired Ariba in 2012 required SAP to exchange unvested Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) held by employees of Ariba for cash-settled share-based payment awards of SAP (Ariba Rights). RSAs and RSUs unvested at the closing of the acquisition were converted into the right to receive an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$45.00 per share in accordance with the respective vesting terms.

There were 4,091,225 unvested RSAs and RSUs at the acquisition date, representing a fair value of €138 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €86 million was allocated to consideration transferred and €52 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the vesting terms – the remaining vesting period for such Ariba Rights are in a range of up to 3.5 years at acquisition date (in accordance with the originally agreed vesting dates). From October 1, 2012, to December 31, 2012, 1,586,747 Ariba Rights vested. The unrecognized expense related to Ariba Rights was €30 million as at December 31, 2012, and will be recognized over a remaining vesting period of up to 3.25 years.

Notes to the Consolidated Financial Statements      243

a.7) Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)

Prior to being acquired by SAP, the employees of Business Objects companies were granted equity-settled awards giving rights to Business Objects shares. Following the Business Objects acquisition in 2008, the Business Objects shares were no longer publicly traded and mechanisms were implemented to allow the employees to cash out their awards either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP France (liquidity agreement mechanism or LAM). In substance, the implementation of CPM and LAM resulted in a conversion of the equity-settled awards to cash-settled share-based payment awards (replacing awards) that replaced the stock options and Restricted Stock Units (RSUs) originally granted (replaced awards).

The replaced awards had vesting periods in the range of two to five years, and contractual terms in the range of two to ten years.

The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:

–	The replaced awards were planned to be settled by issuing equity instruments, whereas the replacing awards are settled in cash either through the CPM or through the LAM.

–	The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP’s share price as follows: SAP’s offering price for Business Objects shares during the tender offer (€42) is divided by SAP AG’s share price at the tender offer closing date (€32.28), and the result is multiplied by the weighted average closing price of the SAP share during the 20 trading days preceding the exercise or disposition date.

The benefit resulting from the stock option exercise or the RSUs vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSUs vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within three months from exercise, while SAP has a call option on these shares.

In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism. The weighted average exercise price is €20.42.

b) Equity-Settled Share-Based Payments

Equity-settled plans include primarily the Share Matching Plan (SMP).

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one (in 2012: five) free matching share of SAP for every three SAP shares acquired.

The terms for the members of the Senior Leadership Team (SLT) are slightly different than those for the employees. Members of the SLT do not receive a discount when purchasing the shares. However, after a three-year holding period, members of the SLT receive two (in 2012: five) free matching shares of SAP stock for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

244      Consolidated Financial Statements IFRS

The following table shows the parameters and assumptions used at grant date to determine the fair value of free-matching shares, as well as the quantity of shares purchased and free-matching shares granted through this program in 2012, 2011, and 2010:

Fair Value and Parameters at Grant Date for SMP

	2012	2011	2010
Grant date	6/6/2012	6/8/2011	9/8/2010
Share price at grant date	€45.43	€41.73	€35.45
Purchase price set by the Executive Board	€48.23	€44.07	€35.12
Risk-free interest rate	0.12%	1.95%	0.82%
Expected dividend yield of SAP shares	2.13%	1.70%	1.65%
Expected life of free-matching shares in years	3.0	3.0	3.0
Free-matching share fair value at grant date	€42.54	€39.69	€33.71

Number of shares purchased in thousands	1,926	1,334	1,591
Free-matching shares granted in thousands	3,210	481	571

The following table shows the breakdown of the expense recognized for this program in 2012, 2011, and 2010 and the unrecognized expense at year end in € millions:

Recognized and Unrecognized Expense at Year End for SMP

€ millions, unless otherwise stated

	2012	2011	2010
Expense recognized relating to discount	34	22	24
Expense recognized relating to vesting of free-matching shares	34	9	2

Total expense relating to SMP	68	31	26
Unrecognized expense as at December 31	107	22	15
Average remaining vesting period in years as at December 31	2.2	2.2	2.7

Notes to the Consolidated Financial Statements      245

(28) SEGMENT AND GEOGRAPHIC INFORMATION

General Information

Following SAP’s increased focus on the cloud business, in the 3rd quarter of 2012 we changed both the structure of the components that SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes. As part of this realignment, the previous Consulting and Training segments have been aggregated into the On-Premise Services segment. Certain activities of the previous Consulting and Training segments were shifted to the On-Premise Product segment. Discrete financial information for the previous Consulting and Training segments is no longer used by SAP management.

At the beginning of the first quarter of 2012, we had already integrated the activities of the former Sybase segment into the segments existing at that time (Product, Consulting, Training). The decision to discontinue Sybase as an independent organization and the subsequent integration was driven by our decision to support our planned growth in the area of mobility and database & technology. Subsequent to the integration, discrete financial information for the previous Sybase segment is no longer used by SAP management.

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

–	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), distinct from software for delivery in the cloud)

–	Within the On-Premise division, the types of services offered

–	Within the Cloud division, the fields in which the cloud applications are used

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises) and mobile software (that is, software designed for use on mobile devices) and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, professional services, educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and

246      Consolidated Financial Statements IFRS

SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue from its cloud-based collaborative business network.

Information About Profit or Loss, Assets, and Liabilities

Operating Segments Revenue and Profit or Loss

€ millions

	On-Premise Division			Cloud Division			Total
	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
2012
External revenue	12,881	2,967	15,848	336	120	456	16,304
Cost of revenue	-1,990	-2,298	-4,289	-158	-75	-233	-4,523
Gross profit	10,891	669	11,559	178	45	223	11,782
Sales and marketing costs	-3,410	0	-3,410	-231	-43	-275	-3,684

Operating segment profit/loss	7,481	669	8,150	-53	2	-51	8,098

2011
External revenue	11,325	2,901	14,226	29	4	33	14,260
Cost of revenue	-1,762	-2,201	-3,963	-66	-9	-75	-4,038
Gross profit	9,564	700	10,264	-37	-5	-42	10,222
Sales and marketing costs	-2,919	0	-2,919	-32	-2	-34	-2,954
Operating segment profit/loss	6,644	700	7,344	-69	-7	-77	7,268

2010
External revenue	9,853	2,663	12,516	21	0	21	12,537
Cost of revenue	-1,569	-2,041	-3,610	-60	-4	-64	-3,674
Gross profit	8,284	622	8,906	-39	-4	-43	8,863
Sales and marketing costs	-2,520	0	-2,520	-29	-1	-30	-2,550
Operating segment profit/loss	5,764	622	6,386	-68	-5	-73	6,313

Segment asset/liability information is not regularly provided to our CODM. Goodwill by operating segment is disclosed in Note (15).

Notes to the Consolidated Financial Statements      247

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.
Most of our depreciation and amortization expense affecting operating segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all operating segments presented.

The accounting policies applied in the measurements of the operating segments’ revenues and profits differ from IFRS accounting principles described in Note (3) as follows:

–	The measurements of the operating segments revenues and profits generally attributes revenue to the segment based on the nature of the business regardless of revenue classification in our income statement. Thus, for example, the Cloud Applications segment’s revenue may include certain amounts classified as software revenue in our Consolidated Income Statements.

–	The measurements of the operating segments’ revenues and profits includes the recurring revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for customer contracts in effect at the time of an acquisition.

–	The measurements of the operating segments’ profits excludes share-based payment expense, and restructuring costs as well as research and development expense and general and administration expense at segment level. These expenses are managed and reviewed at the Group level only.

–	The measurements of the operating segments’ profits exclude the following acquisition-related charges:

¡	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

¡	Expenses from purchased in-process research and development

¡	Restructuring expenses and settlements of pre-existing relationships

¡	Acquisition-related third-party costs that are required to be expensed

–	The measurements of the operating segments’ profits excludes results of the discontinued operations that qualify as such under IFRS in all respects except if they do not represent a major line of business. For all periods presented this relates exclusively to the operations of TomorrowNow.

Cost of revenue for our On-Premise Services segment also includes sales and marketing expenses related to professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services and as such, no sales and marketing expenses have been allocated to this segment.

248      Consolidated Financial Statements IFRS

Reconciliation of Revenues and Segment Results

€ millions

	2012	2011	2010
Total revenues for operating segments	16,304	14,260	12,537
Adjustment recurring revenues	-81	-27	-74

Total revenue	16,223	14,233	12,464

Total profit for operating segments	8,098	7,268	6,313
Adjustment recurring revenues	-81	-27	-74
Research and development expense	-2,125	-1,898	-1,706
General and administration expense	-783	-685	-610
Other operating income/expense, net	23	25	9
Restructuring	-8	-4	3
Share-based payments	-522	-68	-58
TomorrowNow litigation/Loss from discontinued operations	0	717	-981
Acquisition-related charges	-537	-448	-305

Operating profit	4,065	4,881	2,591
Other non-operating income/expense, net	-173	-75	-186
Finance income, net	-68	-38	-67

Profit before tax	3,824	4,768	2,338

The research and development expense as well as the general and administration expense presented in the reconciliation differs from the corresponding expense in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

Geographic Information

The tables below show the breakdown of software revenue by location of contract negotiation and by customer location. The presentation by location of contract negotiation reflects the fact that in some cases, software contracts are negotiated and the customer’s buying decision is made in one country but an affiliated legal entity of the same customer in another country serves as the contracting party. A revenue-by-region reporting based on the customer location attributes the revenue to the home country of the contracting legal entity. SAP believes that the location of the contract negotiation provides more useful insight into where the revenue was earned. Therefore, since the second quarter of 2012, we have reported software revenue both by customer location and by location of negotiation. Between these two views, the attribution of software revenues to the different geographies only differs for transactions where, based on objective evidence, all contract negotiations were performed in a country other than the domicile of the legal entity contracting on the customer’s behalf. Under both views, the software revenue from a given contract is always attributed to one geography, that is, revenues are not split between geographies.

Revenue by Region

Software Revenue by Places Where Contracts Were Negotiated

€ millions

	2012	2011	2010
EMEA	2,005	1,852	1,555
Americas	1,774	1,534	1,305
APJ	879	722	549

SAP Group	4,658	4,107	3,410

Notes to the Consolidated Financial Statements      249

Software Revenue by Location of Customers € millions

	2012	2011	2010
EMEA	2,041	1,851	1,555
Americas	1,733	1,534	1,300
APJ	884	722	554

SAP Group	4,658	4,107	3,410

Software and Cloud Subscription Revenue by Location of Customers € millions

	2012	2011	2010
EMEA	2,107	1,864	1,565
Americas	1,920	1,540	1,304
APJ	901	722	555

SAP Group	4,928	4,125	3,424

Software and Software-Related Service Revenue by Location of Customers € millions
	2012	2011	2010
Germany	1,821	1,726	1,564
Rest of EMEA	4,285	3,803	3,319
Total EMEA	6,106	5,529	4,883

United States	3,537	2,870	2,497
Rest of Americas	1,283	1,088	930
Total Americas	4,820	3,958	3,427

Japan	699	579	448
Rest of APJ	1,540	1,253	1,036
APJ	2,239	1,832	1,484

SAP Group	13,165	11,319	9,794

Total Revenue by Location of Customers € millions

	2012	2011	2010
Germany	2,380	2,347	2,195
Rest of EMEA	5,106	4,644	4,068
EMEA	7,486	6,991	6,263

United States	4,461	3,699	3,243
Rest of Americas	1,639	1,392	1,192
Americas	6,100	5,091	4,435

Japan	789	652	513
Rest of APJ	1,848	1,499	1,253
APJ	2,637	2,151	1,766

SAP Group	16,223	14,233	12,464

Non-Current Assets € millions

	2012	2011
Germany	2,318	2,162
Rest of EMEA	5,371	5,537
EMEA	7,689	7,699

United States	10,476	4,513
Rest of Americas	97	96
Americas	10,574	4,609

Japan	22	12
Rest of APJ	216	196
APJ	238	208

SAP Group	18,500	12,516

Non-current assets as presented in the above table follow the requirements of IFRS 8 which requires a geographical breakdown of non-current assets excluding financial instruments, deferred tax assets, post-employment benefits and rights arising under insurance contracts.

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (7).

250      Consolidated Financial Statements IFRS

(29) BOARD OF DIRECTORS

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012

Bill McDermott

Co-Chief Executive Officer

Strategy and Business Development, Corporate Development, Marketing, Communications, Corporate Audit, Board Governance, Sustainability, Solutions, Global Sales and Global Partner and Channel Management

Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States

Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Jim Hagemann Snabe

Co-Chief Executive Officer

Strategy and Business Development, Corporate Development, Marketing, Communications, Corporate Audit, Board Governance, Sustainability, Solutions, Global R&D Portfolio, Processes and IT

Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark (until June 29, 2012)

Board of Directors, Bang & Olufsen a/s, Stuer, Denmark

Dr. Werner Brandt

Chief Financial Officer

Finance and Administration including Investor Relations and Data Protection & Privacy

Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany

Supervisory Board, QIAGEN N.V., Venlo, the Netherlands

Lars Dalgaard (from April 12, 2012)

Cloud Business including Strategy, Product Development, and Go-To-Market related Capabilities

Luisa Deplazes Delgado (from September 1, 2012)

Human Resources, Labor Relations Director

Supervisory Board, INGKA Holding B.V. (also called the IKEA Group), Leiden, the Netherlands

Board of Directors of SAFILO Group S.p.A., Padua, Italy

Gerhard Oswald

Application Development and Support

Dr. Vishal Sikka

Technology and Innovation

Products Development for Technology and Platform Products, SAP Research, SAP Labs Network and SAP Ventures. SAP Chief Technology Officer for the overall technology, architecture and product standards across the entire SAP product portfolio

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012

Prof. Dr. h. c. mult. Hasso Plattner 2), 4), 5), 7), 8)

Chairman

Board of Directors, Bramasol, Inc., San Francisco, California, USA (from August 1, 2012)

Supervisory Board, Oligo Lichttechnik GmbH, Hennef, Germany (from November 5, 2012)

Notes to the Consolidated Financial Statements      251

Christiane Kuntz-Mayr 1), 4), 5)

Deputy Chairperson

Deputy Chairperson of the Works Council at SAP AG

Pekka Ala-Pietilä 5), 7), 8)

Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Board of Directors, CVON Innovations Limited, London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk Ltd., London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk Services Oy, Helsinki, Finland (until May 20, 2012)

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk (NL) Ltd., London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk (DE) Ltd., London, UK (until July 3, 2012)

Chairman of the Board of Directors, Blyk (ES) Ltd., London, UK(until August 1, 2012)

Chairman of the Board of Directors, Blyk (BE) Ltd., London, UK (until August 1, 2012)

Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands (until May 23, 2012)

Chairman of the Board of Directors, Blyk.be SA, Hoeilaart, Belgium (until May 23, 2012)

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Board of Directors, Huhtamäki Oyj, Espoo, Finland (from April 24, 2012)

Thomas Bamberger (until May 23, 2012)

Chief Audit Executive

Panagiotis Bissiritsas 1), 2), 6)

Support Expert

Prof. Anja Feldmann (from May 23, 2012) 5)

Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin

Prof. Dr. Wilhelm Haarmann 2), 6), 8)

Attorney-at-law, certified public auditor, certified tax advisor

Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Chairman of the Supervisory Board, CinemaxX AG, Hamburg, Germany (from August 30, 2012)

Chairman of the Supervisory Board, vwd Vereinigte Wirtschaftsdienste AG, Frankfurt a. M., Germany (from August 22, 2012 until December 15, 2012)

Margret Klein-Magar (from May 23, 2012) 1), 2), 8)

Vice President SAP Transformation

Peter Koop (until May 23, 2012)

Industry Business Development Expert

Lars Lamadé 1), 2), 8)

Project Manager OPD COO

Bernard Liautaud 2), 5), 7)

General Partner Balderton Capital, London, UK

Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK (until May 22, 2012)

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Cap Gemini, Paris, France

Board of Directors, Quickbridge (UK) Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

252      Consolidated Financial Statements IFRS

Board of Directors, Abiquo Group Inc., Redwood City, California, United States

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, New York, United States

Board of Directors, Recorded Future, Inc., Cambridge, Massachusetts, United States (from January 30, 2012)

Board of Directors, eWise Group, Inc., Redwood City, California, United States (from August 30, 2012)

Board of Directors, Qubit Digital Ltd., London, UK (from November 26, 2012)

Dr. Gerhard Maier (until May 23, 2012)

Development Project Manager

Dr. h. c. Hartmut Mehdorn 4), 6)

Independent Management Consultant

Board of Directors, Air Berlin PLC & Co. Luftverkehrs KG, Berlin Advisory Board, Fiege-Gruppe, Greven, Germany

Board of Directors, RZD – Russian Railways, Moscow, Russia

Dr. Hans-Bernd Meier (until May 23, 2012)

Independent Consultant for SAP Projects

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (until May 23, 2012)

Chairman of the Supervisory Board, BMW AG, Munich, Germany

Supervisory Board, Bertelsmann AG, Gütersloh, Germany

Supervisory Board, Festo AG, Esslingen, Germany

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Board of Directors, Deere & Company, Moline, Illinois, United States

Dr. Kurt Reiner (from May 23, 2012) 1), 5), 6)

Development Expert

Mario Rosa-Bian (from May 23, 2012) 1), 4), 5)

Project Principal Consultant

Dr. Erhard Schipporeit 3), 8)

Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany

Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Board of Directors, TUI Travel PLC, London, UK

Board of Directors, Fidelity Funds SICAV, Luxembourg

Stefan Schulz 1), 3), 5)

Development Project Manager

Inga Wiele (from May 23, 2012) 1), 3), 5)

Senior Internal Strategic Consultant

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer 3), 5)

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Supervisory Board, Heitech AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Supervisory Board, LEONI AG, Nuremberg, Germany

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany (from April 19, 2012)

Information as at December 31, 2012

1)	Elected by the employees

2)	Member of the Company’s General and Compensation Committee

3)	Member of the Company’s Audit Committee

4)	Member of the Company’s Mediation Committee

5)	Member of the Company’s Technology and Strategy Committee

6)	Member of the Company’s Finance and Investment Committee

7)	Member of the Company’s Nomination Committee

8)	Member of the Company’s Special Committee

Notes to the Consolidated Financial Statements      253

The total compensation of the Executive Board members for the years 2012, 2011, and 2010 was as follows:

Executive Board Compensation

€ thousands

	2012	2011	2010
Short-term employee benefits	17,204	20,176	13,254
Share-based payment1)	14,855	4,016	3,920
Subtotal1)	32,059	24,191	17,174
Post-employment benefits	3,263	1,547	1,999
thereof defined-benefit	1,711	696	797
thereof defined-contribution	1,552	850	1,202
Termination benefits	0	4,125	10,948
Other long-term benefits	0	4,031	3,407

Total1)	35,322	33,894	33,527

1)	Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above are based on the grant date fair value of the restricted share units (RSUs) issued to Executive Board members during the year.

In addition to the LTI grant for 2012, the Executive Board members already received, in 2012, the LTI grants for the years 2013 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are linked to and thus, economically, compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) requires them to be included in the total compensation number for the year of grant. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the company. Since the contracts of Werner Brandt and Gerhard Oswald currently expire mid 2014 and the contracts for Lars Dalgaard and Luisa Deplazes Delgado expire mid 2015, the LTI grants for the years 2014 – 2015 (for Werner Brandt und Gerhard Oswald) respectively 2015 (for Lars Dalgaard and Luisa Deplazes Delgado) had not yet been allocated with legally binding force in 2012.

The share-based payment amounts in the table above only disclose the LTI grants for the year 2012. Including the entire grants to the Executive Board for future years calculated as required under section 314 of the German Commercial Code (HGB), the share-based payment amounts to €55,085 thousands. Including this amount, the subtotal Executive Board compensation amounts to €72,289 thousands and the total Executive Board compensation amounts to €75,552 thousands.

Share-Based Payment for Executive Board Members

	2012	2011	2010
Number of RSUs granted	326,432	0	0
Number of stock options granted	0	475,227	559,926
Total expense in € thousands	57,429	4,420	2,988

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands

	2012	2011	2010
PBO December 31	8,889	7,291	7,327
Annual pension entitlement	429	437	466

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 4, 2013, the total annual compensation of the Supervisory Board members for 2012 is as follows:

254      Consolidated Financial Statements IFRS

Supervisory Board Compensation

€ thousands

	2012	2011	2010
Total compensation	2,981	3,028	2,875
thereof fixed compensation	901	874	870
thereof committee remuneration	340	465	325
thereof variable compensation	1,741	1,688	1,680

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

The total compensation of all Supervisory Board members in 2012 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,084 thousands (2011: €1,688 thousands; 2010: €1,028 thousands).

During the fiscal year 2012, payments to former Executive Board members were as follows:

Payments to/PBO for Former Executive Board Members

€ thousands

	2012	2011	2010
Pension benefits	1,360	1,346	1,290
PBO	30,551	25,267	24,878

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2012, 2011, or 2010.

On December 31, 2012, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares

	2012	2011	2010
Executive Board	35,271	20,569	13,747
Supervisory Board	121,363,858	121,524,139	122,156,130

Detailed information about the different elements of the compensation as well as the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in the Compensation Report which is part of our Management Report and of our Annual Report on Form 20-F, both of which are available on SAP’s Web site.

(30) RELATED PARTY TRANSACTIONS

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (29). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only, which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., San Francisco, California, United States. He is also a member of the Board of Directors of Bramasol, Inc. Bramasol is an SAP partner with which we generated revenue which was immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.

Notes to the Consolidated Financial Statements      255

Hasso Plattner holds a 80% share in Hasso Plattner Ventures GmbH & Co. KG which itself held 25.65% of Datango AG at the time when SAP acquired the business activities of Datango AG through an asset deal in 2012. The purchase price agreed was €46 million, €37 million thereof were paid in 2012 and the remaining €9 million will be paid in 2013.

In 2011, SAP purchased land from Campus am Jungfernsee GmbH & Co. KG, a company that is wholly owned by Hasso Plattner. The purchase price agreed is €2.6 million to be paid in 2012.

SAP supports the family & kids @ work gemeinnützige UG organization (“family & kids @ work”). Family & kids @ work looks after children whose parents work for SAP and other employers in Germany. Christiane Kuntz-Mayr, who is the vice chairperson of the SAP Supervisory Board, is engaged by family & kids @ work as a manager. In 2012, SAP supported family & kids @ work with a total of €0.6 million in the form of a donation, an annual fee, and a payment made to secure that a defined number of spots in the daycare center are reserved for children of SAP employees (2011: €2.3 million).

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

Please refer to Note (29) for disclosures of the compensation of our Executive Board and Supervisory Board members.

(31) PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the Annual General Meeting of Shareholders held on May 23, 2012, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2012. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2012 and the previous years:

Fees for Audit and Other Professional Services

€ millions

	2012			2011			2010
	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total
Audit fees	2	8	10	2	7	9	2	8	10
Audit-related fees	2	0	2	0	0	0	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0

Total	4	8	12	2	7	9	2	8	10

256      Consolidated Financial Statements IFRS

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past, or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(32) GERMAN CODE OF CORPORATE GOVERNANCE

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.

In 2012 and 2011, our Executive Board and Supervisory Board issued the required declarations of implementation. These statements are available on our Web site: www.sap.com/corporate-en/investors/governance.

(33) SUBSEQUENT EVENTS

No events have occurred after December 31, 2012 which have a material impact on the Company’s Consolidated financial statements.

Notes to the Consolidated Financial Statements      257

(34) SUBSIDIARIES, ASSOCIATES, AND OTHER EQUITY INVESTMENTS

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Ariba Deutschland GmbH, Frankfurt3)	100.0	769	15	1,099	13
OutlookSoft Deutschland GmbH, Walldorf	100.0	–	-1	-1	–
Plateau Systems GmbH, Garching3)	100.0	–	–	-177	–
SAP Beteiligungs GmbH, Walldorf	100.0	3	1	50	–
SAP Business Compliance Services GmbH, Siegen	100.0	4,164	-144	698	39
SAP Deutschland AG & Co. KG, Walldorf8), 9)	100.0	2,934,138	551,439	1,317,337	4,990
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 8)	100.0	–	8,668	561,821	–
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 8)	100.0	–	303	804,847	–
SAP Foreign Holdings GmbH, Walldorf	100.0	-168	120	58	–
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf8)	100.0	–	150,799	2,423,451	–
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	–	0	26	–
SAP Portals Europe GmbH, Walldorf	100.0	–	84	124,199	–
SAP Portals Holding Beteiligungs GmbH, Walldorf	100.0	–	-311	930,126	–
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf5), 8)	100.0	–	922	324,824	–
SAP Puerto Rico GmbH, Walldorf	100.0	33,029	-1,936	-4,086	30
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	–	-617	12,954	–
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf8)	100.0	–	0	25	–
SAP Ventures Investment GmbH, Walldorf3)	100.0	–	-2	7,601	–
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	–	0	25	–
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 8)	100.0	–	-193,356	-28,320	–
SuccessFactors Germany GmbH, Garching3)	100.0	13,756	211	506	59
TechniData GmbH, Markdorf	100.0	246	-529	29,404	–

REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa	100.0	–	314	1,408	–
Ariba Belgium N.V., Heverlee, Belgium3)	100.0	399	17	1,338	8
Ariba Czech s.r.o., Prague, Czech Republic3)	100.0	1,694	76	1,601	130
Ariba France, S.A.S., Paris, France3)	100.0	2,728	99	2,489	54
Ariba Iberia, S.L., Madrid, Spain3)	100.0	488	20	641	14
Ariba International Sweden AB, Stockholm, Sweden3)	100.0	620	30	264	10
Ariba Italia Srl, Rome, Italy3)	100.0	327	12	-739	9
Ariba Middle East & North Africa FZ-LLC, Dubai, United Arab Emirates3)	100.0	78	4	25	2
Ariba Slovak Republic s.r.o., Kosice, Slovakia3)	100.0	443	19	334	35
Ariba Switzerland GmbH, Zurich, Switzerland3)	100.0	252	12	1,028	5
Ariba Technologies Ireland Ltd., Dublin, Ireland3)	100.0	229	10	-97	11

258      Consolidated Financial Statements IFRS

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba Technologies Netherlands B.V., Amsterdam, the Netherlands3)	100.0	347	35	6,159	7
Ariba UK Limited, Egham, United Kingdom3)	100.0	3,387	468	5,057	58
Armstrong Laing Limited, London, United Kingdom	100.0	–	–	3,137	–
b-process, Paris, France3)	100.0	3,456	-408	-3,352	57
Business Objects (UK) Limited, London, United Kingdom10)	100.0	–	-481	31,945	–
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands	100.0	–	16	4,224	–
Business Objects Software Limited, Dublin, Ireland	100.0	897,670	381,071	4,425,059	239
Cartesis UK Limited, London, United Kingdom	100.0	–	-3	0	–
Christie Partners Holding CV, Rotterdam, the Netherlands	100.0	–	-2	-21,826	–
Crossgate Italia S.p.A., Milan, Italy	100.0	778	-1,113	575	–
Crossgate UK Ltd., Slough, United Kingdom10)	100.0	448	-1,158	–	–
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	–	16	44,543	–
Crystal Decisions Holding Limited, Dublin, Ireland	100.0	–	21	77,729	–
Crystal Decisions UK Limited, London, United Kingdom10)	100.0	–	–	2,254	–
Edgewing Limited, London, United Kingdom	100.0	–	7	41	–
Epista Software A/S, Copenhagen, Denmark3)	100.0	2,718	1,238	4,977	10
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa3)	100.0	8	0	-1,003	–
Joe D Partners CV, Utrecht, the Netherlands	100.0	82,412	-27,686	526,853	–
Limited Liability Company “SAP Labs”, Moscow, Russia3)	100.0	393	12	1,004	5
Limited Liability Company SAP CIS, Moscow, Russia	100.0	402,792	16,259	105,133	749
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	27,735	-344	5,191	20
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	28,327	-290	-2,781	90
Merlin Systems Oy, Espoo, Finland	100.0	10,873	479	3,062	31
NL Quotaholder 1 B.V., Amsterdam, the Netherlands3)	100.0	–	–	–	–
NL Quotaholder 2 B.V., Amsterdam, the Netherlands3)	100.0	–	–	–	–
Plateau Systems UK Ltd., Guildford, United Kingdom3)	100.0	–	–	-7,310	–
Quadrem Africa Pty. Ltd., Johannesburg, Südafrika3)	100.0	228	286	-355	93
Quadrem Europe S.A.S., Paris, France3)	100.0	-214	10	528	–
Quadrem Netherlands B.V., Amsterdam, the Netherlands3)	100.0	8,354	-6,445	45,700	4
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands3)	100.0	–	–	–	–
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	393,320	34,044	413,867	413
SAP – NOVABASE, A.C.E., Porto Salvo, Portugal	66.7	–	–	–	–
SAP (Schweiz) AG, Biel, Switzerland	100.0	606,328	86,113	188,968	617
SAP (UK) Limited, Feltham, United Kingdom	100.0	757,380	43,453	21,525	1,310
SAP Belgium NV/SA, Brussels, Belgium	100.0	208,428	10,241	119,918	254
SAP BULGARIA EOOD, Sofia, Bulgaria	100.0	3,129	225	879	4
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	26,387	293	7,574	341
SAP Business Services Center Nederland B.V., Utrecht, the Netherlands	100.0	265,062	6,383	39,984	45
SAP Commercial Services Ltd., Valletta, Malta	100.0	–	-5	-17	–

Notes to the Consolidated Financial Statements      259

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	77,037	4,106	19,041	253
SAP CYPRUS Ltd, Nicosia, Cyprus	100.0	2,798	-125	-2,084	2
SAP d.o.o., Zagreb, Croatia	100.0	6,793	99	-775	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	164,990	17,589	29,089	162
SAP Egypt LLC, Cairo, Egypt	100.0	7,681	-4,223	-8,295	69
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	18,380	582	2,794	126
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	230,048	12,708	213,354	375
SAP Estonia OÜ, Tallinn, Estonia	100.0	2,999	182	356	1
SAP Finland Oy, Espoo, Finland	100.0	108,551	12,316	57,436	110
SAP France Holding, Paris, France	100.0	1,571	139,075	5,037,099	4
SAP France, Paris, France	100.0	794,711	147,017	1,550,177	1,387
SAP HELLAS S.A. – SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING, Athens, Greece	100.0	26,097	682	9,900	52
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	48,635	894	17,800	415
SAP Ireland Limited, Dublin, Ireland	100.0	3,893	1,060	237	–
SAP Ireland US-Financial Services Ltd., Dublin, Ireland	100.0	248	320,731	4,391,939	3
SAP Israel Ltd., Ra’anana, Israel	100.0	34,578	2,251	1,613	60
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy	100.0	336,707	17,133	281,354	547
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	23,815	924	4,112	467
SAP Labs Finland Oy, Espoo, Finland	100.0	7,146	322	41,341	47
SAP LABS France S.A. S., Mougins, France	100.0	44,946	1,458	21,191	302
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	49,147	1,494	14,916	356
SAP Latvia SIA, Riga, Latvia	100.0	2,615	258	-225	3
SAP Malta Investments Ltd., Valletta, Malta	100.0	–	-5	-17	–
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates4)	49.0	120,640	-26,718	-21,060	279
SAP Nederland Holding B.V., s-Hertogenbosch, the Netherlands	100.0	–	385	521,914	–
SAP Norge AS, Lysaker, Norway	100.0	79,188	2,147	21,736	95
SAP Österreich GmbH, Vienna, Austria	100.0	180,027	16,858	25,398	343
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	68,429	3,807	19,943	124
SAP Portals Israel Ltd., Ra’anana, Israel	100.0	61,740	17,598	53,204	226
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	57,247	-882	10,793	149
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	2,358	319	776	5
SAP Romania SRL, Bucharest, Romania	100.0	22,664	2,622	10,035	172
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	31,736	2,713	35,477	51
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	75.0	63,979	-2,713	-171	62
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	71,454	1,925	31,375	804
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	15,691	373	7,711	24

260      Consolidated Financial Statements IFRS

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	36,904	2,005	22,815	175
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	146,473	7,926	8,877	148
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates3)	100.0	395	-239	-213	18
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	64,409	-17,206	-3,921	131
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	1,808	-317	-165	3
SAPV (Mauritius), Ebene, Mauritius7)	0	–	-42	16,105	–
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	13,742	1,381	5,338	28
SuccessFactors (UK) Limited, London, United Kingdom3)	100.0	17,498	340	645	89
SuccessFactors Denmark ApS, Copenhagen, Denmark3)	100.0	2,931	55	109	5
SuccessFactors France S.A.S., Paris, France3)	100.0	7,932	6	284	33
SuccessFactors Ireland Limited, Dublin, Ireland3)	100.0	1,081	23	46	6
SuccessFactors Italy S.R.L, Milan, Italy3)	100.0	903	-9	27	4
SuccessFactors Netherlands B.V., Amsterdam, the Netherlands3)	100.0	3,165	62	16,566	18
SuccessFactors Schweiz GmbH, Zurich, Switzerland3)	100.0	1,747	-192	-137	5
Sybase (UK) Limited, Maidenhead, United Kingdom	100.0	40,596	1,333	21,640	–
Sybase France S.a.r.l., Paris, France	100.0	115,639	1,469	2,819	109
Sybase Iberia S.L., Madrid, Spain	100.0	17,299	35	63,226	30
Sybase Luxembourg S.a.r.l, Luxembourg	100.0	125	39	14	–
Sybase Nederland B.V., Utrecht, the Netherlands	100.0	13,032	213	-1,316	12
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	6,951	667	-458	–
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa	100.0	45,884	4,005	18,293	27
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	–	16,307	81,424	–
Systems Applications Products Nigeria Limited, Abuja, Nigeria	100.0	17,641	1,267	3,994	40
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	240,675	6,180	11,791	475
Syclo International Limited, Leatherhead, United Kingdom3)	100.0	195	-2,925	-6,152	19
The Infohrm Group Ltd., London, United Kingdom3)	100.0	17	-504	-485	–
TomorrowNow (UK) Limited, Feltham, United Kingdom10)	100.0	–	-7	15	–
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	–	-17	-3,292	–

AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	–	0	15,835	–
Alliente, Inc., Pittsburgh, Pennsylvania, USA 3)	100.0	–	–	–	–
Ariba Canada, Inc., Mississauga, Canada3)	100.0	1,188	47	1,222	15
Ariba Holdings, Inc., Grand Cayman, Cayman Islands3)	100.0	–	–	–	–
Ariba, Inc., Sunnyvale, California, USA3)	100.0	56,410	-29,402	3,335,740	1,180
Ariba International Holdings, Inc., Wilmington, Delaware, USA3)	100.0	–	–	–	–
Ariba International, Inc., Wilmington, Delaware, USA 3)	100.0	1,656	61	-1,603	37

Notes to the Consolidated Financial Statements      261

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba Investment Company, Inc., Wilmington, Delaware, USA 3)	100.0	–	1,746	218,354	–
Business Objects Argentina S.R.L., Buenos Aires, Argentina	100.0	–	0	68	–
Business Objects Option, LLC, Wilmington, Delaware, USA	100.0	-53	-9	64,484	–
Congo Acquisition LLC, San Mateo, California, USA 3)	100.0	251	220	214	–
Extended Systems, Inc., Boise, Idaho, USA	100.0	–	10	17,227	–
Financial Fusion, Inc., Concord, Massachusetts, USA	100.0	–	–	–	–
FreeMarkets International Holdings Inc. de Mexico, de S. de R.L. de C.V., Mexico City, Mexico3)	100.0	–	–	-63	–
FreeMarkets Ltda., São Paulo, Brazil3)	100.0	22	-19	-156	–
iAnywhere Solutions Canada Ltd., Waterloo, Canada	100.0	30,908	269	3,823	133
iAnywhere Solutions Inc., Dublin, California, USA	100.0	54,520	-43,550	137,171	65
INEA Corporation USA, Wilmington, Delaware, USA	100.0	–	11	337	–
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA	100.0	–	-28	69	–
Jam Acquisition II LLC, San Mateo, California, USA 3)	100.0	1	-15	-15	–
Jobs2Web, Inc., Minnetonka, Minnesota, USA 3)	100.0	1,884	-304	-56	–
Plateau Systems LLC, Arlington, Virginia, USA 3)	100.0	12,795	11,595	1,950	–
Quadrem Brazil Ltda., Rio de Janeiro, Brazil3)	100.0	6,604	1,332	3,698	157
Quadrem Canada Ltd., Mississauga, Canada3)	100.0	323	5	525	11
Quadrem Chile Ltda., Santiago de Chile, Chile3)	100.0	2,843	-374	2,429	185
Quadrem Colombia SAS, Bogota, Colombia3)	100.0	159	9	0	4
Quadrem International Holdings, Ltd., Plano, USA 3)	100.0	–	-11	-5,494	–
Quadrem International Ltd., Hamilton, Bermuda3)	100.0	–	656	76,453	–
Quadrem Mexico S. de R. de C.V., Mexico City, Mexico3)	100.0	150	4	9	3
Quadrem Peru S.A.C., Lima, Peru3)	100.0	680	-248	-885	95
Quadrem U.S., Inc., Plano, Texas, USA3)	100.0	–	–	–	–
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,595,396	66,688	5,090,227	5,883
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	21,279	-22,168	-15,530	30
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	163,188	6,368	23,277	614
SAP Brasil Ltda, São Paulo, Brazil	100.0	492,164	20	72,794	1,384
SAP Canada Inc., Toronto, Canada	100.0	743,904	42,435	478,346	2,082
SAP Chile Limitada, Santiago, Chile	100.0	–	–	14,560	–
SAP Colombia S.A.S., Bogota, Colombia	100.0	92,123	-1,587	-12,849	193
SAP Costa Rica, S.A., San José, Costa Rica	100.0	8,995	-2,714	-119	12
SAP Financial Inc., Toronto, Canada	100.0	–	26,512	7,544	–
SAP Global Marketing, Inc., New York, New York, USA	100.0	280,572	930	23,902	522
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA	100.0	146,524	30,605	157,444	242
SAP HANA REAL TIME FUND, San Mateo, California, USA 3), 7)	0	–	-596	-589	–
SAP Industries, Inc., Newtown Square, Pennsylvania, USA	100.0	496,225	58,198	403,207	396
SAP International, Inc., Miami, Florida, USA	100.0	24,792	125	13,001	62

262      Consolidated Financial Statements IFRS

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Investments, Inc., Wilmington, Delaware, USA	100.0	–	25,369	671,287	–
SAP LABS, LLC, Palo Alto, California, USA	100.0	519,573	83,246	220,683	2,130
SAP México S.A. de C.V., Mexico City, Mexico	100.0	271,356	-18,381	-29,798	492
SAP PERU S.A.C., Lima, Peru	100.0	34,433	-537	831	50
SAP Public Services, Inc., Washington, D.C., USA	100.0	342,411	20,381	261,126	210
SAP Technologies Inc., Palo Alto, California, USA	100.0	–	–	–	–
SAP Ventures Fund I, L.P., Wilmington, Delaware, USA7)	0	–	23,753	46,097	–
SuccessFactors, Inc., San Mateo, California, USA 3)	100.0	221,260	-131,317	2,662,376	1,318
SuccessFactors Brasil Consultoria e Assistência em Vendas Limitada, Sao Paulo, Brazil3)	100.0	2,218	27	66	15
SuccessFactors Canada Inc., Ottawa, Canada3)	100.0	6,906	109	389	26
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands3)	100.0	–	–	218	–
SuccessFactors de México, S. de R.L. de C.V., Mexico City, Mexico3)	100.0	1,612	9	28	13
SuccessFactors International Holdings, LLC, San Mateo, California, USA3)	100.0	–	–	107	–
SuccessFactors International Services, Inc., San Mateo, California, USA3)	100.0	2,605	47	130	11
SuccessFactors Middle East Holdings, LLC, San Mateo, California, USA3)	100.0	–	–	–	–
Surplus Record, Inc., Chicago, Illinois, USA 3)	100.0	744	191	7,348	–
Sybase 365 LLC, Dublin, California, USA	100.0	75,612	-6,469	58,214	125
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0	–	1,005	-949	–
Sybase Argentina S.A., Buenos Aires, Argentina	100.0	3,591	540	1,786	12
Sybase Canada Ltd., Waterloo, Canada	100.0	36,565	972	6,269	76
Sybase Global LLC, Dublin, California, USA	100.0	–	–	7,384	–
Sybase Intl Holdings LLC, Dublin, California, USA	100.0	–	-190	11,859	–
Sybase, Inc., Dublin, California, USA	100.0	501,011	143,240	4,464,086	1,195
Syclo LLC, Hoffman Estates, Illinois, USA3)	100.0	16,684	1,251	110,466	151
The Inforhrm Group Inc., Washington, Columbia, USA 3)	100.0	–	-23	-21	–
TomorrowNow, Inc., Bryan, Texas, USA	100.0	–	1,716	-186,084	3
YouCalc, Inc., San Mateo, California, USA3)	100.0	–	–	–	–

ASIA PACIFIC JAPAN
Ariba (China) Limited, Hong Kong, China3)	100.0	–	–	–	–
Ariba Australia Pty Ltd., Sydney, Australia3)	100.0	2	0	20	–
Ariba India Pvt. Ltd., Gurgaon, India3)	100.0	1,006	-45	1,917	39
Ariba International Singapore Pte. Ltd., Singapore, Singapore3)	100.0	2,257	-132	-5,358	16
Ariba Singapore Pte. Ltd., Singapore, Singapore3)	100.0	–	–	–	–
Ariba Software Technology Services (Shanghai) Co. Ltd., Shanghai, China3)	100.0	381	214	588	1
Ariba Technologies India Pvt. Ltd., Bangalore, India3)	100.0	4,926	480	5,525	539
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China	100.0	306	1,459	862	7
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	–	3	269	–

Notes to the Consolidated Financial Statements      263

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China	100.0	7,735	543	7,606	88
iAnywhere Solutions K.K., Tokyo, Japan	100.0	13,267	-902	-3,454	23
Nihon Ariba K.K., Tokyo, Japan3)	100.0	665	18	1,663	12
Plateau Systems Australia Ltd, Brisbane, Australia3)	100.0	–	–	-862	–
Plateau Systems Pte. Ltd., Singapore, Singapore3)	100.0	–	–	-507	–
PT SAP Indonesia, Jakarta, Indonesia	100.0	53,976	4,780	7,488	61
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0	187	-11	412	–
Quadrem Asia Pte. Ltd., Singapore, Singapore3)	100.0	16	0	108	1
Quadrem Australia Pty Ltd., Brisbane, Australia3)	100.0	758	-115	1,023	25
Quadrem China Ltd., Hong Kong, China3)	100.0	–	–	14	–
Right Hemisphere Ltd., Auckland, New Zealand	100.0	308	-2,763	4,321	–
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China	100.0	29	210	-942	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	403,440	-45,551	31,697	3,526
SAP Asia Pte Limited, Singapore, Singapore	100.0	339,899	30,208	81,561	784
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam	100.0	1,162	47	457	34
SAP Australia Pty Limited, Sydney, Australia	100.0	504,708	14,595	279,758	655
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	37,022	-1,377	-544	112
SAP INDIA (HOLDING) PTE LTD., Singapore, Singapore	100.0	–	-8	305	–
SAP INDIA PRIVATE LIMITED, Bangalore, India	100.0	409,978	36,209	210,466	1,768
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	753,947	47,159	490,916	1,005
SAP Korea Limited, Seoul, South Korea	100.0	154,265	7,507	24,885	297
SAP Labs India Private Limited, Bangalore, India	100.0	178,290	-6,255	-3,073	4,635
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	74,873	6,001	24,023	123
SAP New Zealand Limited, Auckland, New Zealand	100.0	57,580	5,032	36,565	91
SAP PHILIPPINES, INC., Makati, Philippines	100.0	39,433	-349	9,218	45
SAP R&D Center Korea, Inc., Seoul, South Korea	100.0	12,809	426	17,457	103
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand6)	49.0	58,933	2,008	37,725	63
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	69,778	6,325	32,385	92
Shanghai SuccessFactors Software Technology Co., Ltd., Shanghai, China3)	100.0	8,639	440	771	145
SuccessFactors (Philippines), Inc., PasigCity, Philippines3)	100.0	1,058	27	130	59
SuccessFactors Asia Pacific Limited, Hong Kong, China3)	100.0	11	0	222	–
SuccessFactors Australia Holdings Pty Ltd., Brisbane, Australia3)	100.0	–	-1,441	15,826	–
SuccessFactors Australia Pty Limited, Brisbane, Australia3)	100.0	17,544	1,525	41,871	89
SuccessFactors Business Solutions India Private Limited, Bangalore, India3)	100.0	5,447	297	399	158
SuccessFactors Hong Kong Limited, Hong Kong, China3)	100.0	2,312	38	87	10
SuccessFactors Japan K.K., Tokyo, Japan3)	100.0	1,978	3	135	8
SuccessFactors Korea Ltd., Seoul, South Korea3)	100.0	23	-1	35	–
SuccessFactors Singapore Pte. Ltd., Singapore, Singapore3)	100.0	2,175	47	89	11

264      Consolidated Financial Statements IFRS

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/ 20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Sybase (Singapore) Pte Limited, Singapore	100.0	14,203	403	1,512	172
Sybase 365 Ltd. (HK), Hong Kong, China	100.0	–	–	–	–
Sybase Australia Pty Limited, Sydney, Australia	100.0	23,754	1,023	9,454	31
Sybase Hong Kong Limited, Hong Kong, China	100.0	6,215	-193	367	–
Sybase India, Ltd., Mumbai, India	100.0	–	-42	2,494	–
Sybase K.K., Tokyo, Japan	100.0	37,360	278	2,004	63
Sybase Philippines Inc., Makati City, Philippines	100.0	–	-12	-24	–
Sybase Software (China) Co. Ltd., Beijing, China	100.0	24,536	-108	16,402	375
Sybase Software (India) Private Ltd, Mumbai, India	100.0	10,299	2,408	8,731	238
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	2,545	24	2,207	–
TomorrowNow Australia Pty Limited, Sydney, Australia	100.0	–	3	407	–
TomorrowNow Singapore Pte Limited, Singapore, Singapore	100.0	–	-10	72	–

Notes to the Consolidated Financial Statements      265

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/ Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
II. INVESTMENTS IN ASSOCIATES
Alteryx Inc., Irvine, California, USA	9.19	21,448	-5,078	-4,587	145
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA	16.00	39,154	241	8,223	776
China DataCom Corporation Limited, Guangzhou, China	28.30	37,278	3,722	35,446	880
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands11)	5.35	946	-457	306,489	–
Original1 GmbH, Frankfurt am Main, Germany	40.00	26	-3,231	-1,309	3
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00	20,781	1,065	14,759	–

1)

These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2012, including managing directors, in FTE.

3)	Consolidated for the first time in 2012.

4)	Agreements with the other shareholders provide that SAP AG fully controls the entity.

5)	Entity with profit and loss transfer agreement.

6)	SAP AG holds 91% of the voting rights. The remaining shares are the preference shares with 9% of the voting rights.

7)	Consolidated in accordance with IAS 27 in conjunction with SIC 12.

8)

Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

9)	Entity whose personally liable partner is SAP AG.

10)

Pursuant to sections 479A to 479C of the UK Companies Act 2006 the subsidiaries are exempt from having their financial statements audited on the basis that SAP AG has provided a guarantee of these subsidiaries’ liabilities in respect of their financial year ended 31 December 2012.

11)

Greater Pacific Capital (Cayman) is part of a fund-of-funds concept acting as one of the feeder-funds to the partnership. There are neither financial statements for the year ended December 31, 2012 nor budget or forecast available hence the information provided is based on the audited financial statements for the year ended December 31, 2011.

266      Consolidated Financial Statements IFRS

As at December 31, 2012
Name and Location of Company

III. OTHER EQUITY INVESTMENTS (ownership of 5% or more)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Alchemist Accelerator Fund I LLC, San Francisco, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, New York, USA
Data Collective II L.P., San Francisco, California, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
JasperSoft Corporation, San Francisco, California, USA
Lavante, Inc., San José, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
Patent Quality, Inc., Bellevue, Washington, USA
PayScale Inc., Seattle, Washington, USA
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
RIB Software AG, Stuttgart, Germany
Smart City Planning, Inc., Tokyo, Japan
SV Angel IV L.P., San Francisco, California, USA
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA
Ticketfly, Inc., San Francisco, California, USA

Notes to the Consolidated Financial Statements      267

Walldorf, February 21, 2013

SAPAG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Lars Dalgaard

Luisa Deplazes Delgado	Gerhard Oswald

Vishal Sikka

268      Consolidated Financial Statements IFRS

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

U.S. law requires that management submit a report on the effectiveness of internal control over financial reporting in the consolidated financial statements. For 2012, that report is as follows:

The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s co-CEOs and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on the assessment under these criteria, SAP management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was effective.

KPMG AG, our independent registered public accounting firm, has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting. It is included in the independent auditor’s report on the Consolidated Financial Statements and Management Report as at December 31, 2012.

Management’s Annual Report on Internal Control      269

SAP HANACAN

INCREASE ANALYSIS

SPEED BY MORE

THAN 10.000X, EQUAL

TO WALKING FROM

CALIFORNIA TO NEW

YORK IN 6 MINUTES

271	Additional Information

272	Five-Year Summary

275	Glossary

296	Addresses

297	Financial and Sustainability Publications

298	Financial Calendar

299	Publication Details

Five-Year Summary1)

SAP Group

(€ millions, unless otherwise stated)

	2012	2011	2010	2009	2008
Revenue and income
Software and cloud subscriptions (IFRS)	4,928	4,125	3,424	2,735	3,728
Non-IFRS adjustments	73	0	0	0	0
Software and cloud subscriptions (non-IFRS)	5,001	4,125	3,424	2,735	3,728
Software and software-related service revenue (IFRS)	13,165	11,319	9,794	8,198	8,466
Non-IFRS adjustments	81	27	74	11	157
Software and software-related service revenue (non-IFRS)	13,246	11,346	9,868	8,209	8,623
Total revenue (IFRS)	16,223	14,233	12,464	10,672	11,575
Non-IFRS adjustments	81	27	74	11	157
Total revenue (non-IFRS)	16,304	14,260	12,538	10,683	11,732
% product revenue	81	80	79	77	73
Operating profit (IFRS)	4,065	4,881	2,591	2,588	2,701
Non-IFRS adjustments	1,148	-171	1,357	339	600
Operating profit (non-IFRS)	5,214	4,710	3,947	2,927	3,301
Operating margin in % (IFRS)	25	34	21	24	23
Operating margin in % (non-IFRS)	32	33	32	27	28
Operating margin in % (non-IFRS at constant currency)	32	33	31	28	n.a.
Share-based payments	522	68	58	54	63
Restructuring costs2)	8	4	-3	198	60
Acquisition-related charges	537	448	300	271	297
Financial income, net	-68	-38	-67	-80	-50
Profit before tax	3,824	4,768	2,338	2,435	2,624
Profit sales ratio (profit before tax as a percentage of total revenue)	24	33	19	23	23
Return on equity (net income as a percentage of average equity)	21	31	20	22	27
Income tax expense	-1,000	-1,329	-525	-685	-776
Profit after tax	2,823	3,439	1,813	1,750	1,848

272      Additional Information

SAP Group

(€ millions, unless otherwise stated)

	2012	2011	2010	2009	2008
Liquidity and cash flow
Net cash flows from operating activities	3,822	3,775	2,922	3,019	2,158
Net cash flows from investing activities	-5,964	-1,226	-3,994	-299	-3,766
Net cash flows from financing activities	-194	-1,176	2,520	-2,170	1,281
Free cash flow	3,281	3,330	2,588	2,794	1,819
Cash and cash equivalents	2,477	4,965	3,518	1,884	1,280
Short-term investments	15	636	10	400	382
Group liquidity (cash and cash equivalents/short-term investments/restricted cash)	2,492	5,601	3,528	2,284	1,662
Financial liabilities (due to banks, private placements, bonds)	4,994	3,965	4,378	703	2,321
Net liquidity	-2,502	1,636	-850	1,581	-659
Days’ sales outstanding (DSO) in days	59	60	65	79	71

Assets and equity
Trade and other receivables	4,005	3,577	3,177	2,598	3,219
Total current assets	6,998	9,669	7,143	5,255	5,571
Total non-current assets	19,836	13,558	13,696	8,119	8,329
Total current liabilities (including deferred income)	6,641	6,266	5,153	3,416	5,824
Total non-current liabilities (including deferred income)	6,023	4,254	5,862	1,467	905
Total equity (including non-controlling interests)	14,171	12,707	9,824	8,491	7,171
Total assets	26,835	23,227	20,841	13,374	13,900
Equity ratio (total equity as a percentage of the total assets)	53	55	47	63	52
Debt ratio (total liabilities as a percentage of total assets)	47	45	53	37	48
Investment in intangible assets or property, plant, and equipment (including capitalizations due to acquisitions)	6,941	657	5,502	299	4,898
Depreciation and amortization	863	724	534	499	539

Employees 3) and personnel expenses
Number of employees at year-end in full-time equivalents (FTEs)	64,422	55,765	53,513	47,584	51,544
Number of employees, annual average in full-time equivalents (FTEs)	61,134	54,346	49,970	48,471	51,638
Women in %	30	30	30	29	29
Personnel expenses	7,262	5,884	5,261	4,963	4,894
Personnel expenses – excluding share-based payments	6,740	5,816	5,203	4,909	4,831
Personnel expenses per employee – excluding share-based payments in € thousands	110	107	104	101	94

Additional Information      273

SAP Group

(€ millions, unless otherwise stated)

	2012	2011	2010	2009	2008
Research and development expenses
Research and development expenses	2,253	1,939	1,729	1,591	1,627
As a percentage of total revenue	14	14	14	15	14
As a percentage of total operating expenses	19	21	18	20	18
Number of employees in R & D at year-end3) in full-time equivalents (FTEs)	18,012	15,861	15,884	14,813	15,547

Financial performance measures
Shares outstanding at year-end in millions	1,229	1,228	1,227	1,226	1,226
Weighted average shares, basic in millions	1,192	1,189	1,188	1,188	1,190
Earnings per share in €	2.37	2.89	1.52	1.47	1.55
Weighted average shares, diluted in millions	1,193	1,190	1,189	1,189	1,191
Earnings per share, diluted in €	2.37	2.89	1.52	1.47	1.55
Dividend per common share in €4)	0.85	1.10	0.60	0.50	0.50
Dividend distributions4)	1,013	1,310	713	594	594
Dividend distributions as a percentage of net income4)	36	38	39	34	32
Stock prices at year-end – common share in €	60.69	40.85	38.10	33.00	25.24
Stock prices – common share – peak in €	61.43	45.90	38.40	35.26	39.93
Stock prices – common share – lowest in €	41.45	34.26	31.12	25.01	23.45
Market capitalization in € billions	74.7	50.2	46.7	40.5	30.9
Return on SAP common shares 1-year investment period in %5)	52.10	8.70	17.00	32.90	-27.90
Return on SAP common shares 5-year investment period in %5)	13.10	1.70	1.20	1.30	-4.40
Return on SAP common shares 10-year investment period in %5)	13.80	2.20	3.20	-1.20	-1.10

Non-financial key performance indicators
Carbon emissions in kilotons	485	490	455	480	560
Total energy consumption in GWh	860	860	845	860	870
Data center energy in KWh per FTE	2,598	2,824	2,746	3,001	3,146
Women managing managers in %6) 7)	14.5	13.5	13.7	14.7	14.6
Women managing teams in %6 ) 7)	21.1	20.5	19.6	19.1	19.9
Total female managers in %7)	19.4	18.7	17.8	17.6	18.1
Employee engagement in %	79	77	68	69	n.a.	9)
Employee retention in %	94	93	93	94	92
Net Promoter Score8)	8.9	n.a.	n.a.	n.a.	n.a.

1)	Amounts for 2008 to 2012 according to IFRS, unless otherwise stated

2)	Includes €-5 million (2010) and €4 million (2009) acquisition-related charges

3)	Based on full-time equivalents

4)	2012 numbers are based on the proposed dividend for 2012 and on 2012 closing level of treasury stock.

5)	Assuming all dividends are reinvested

6)	Relates to different levels of management position

7)	Numbers based upon year-end; prior-year numbers were adjusted.

8)	In 2012, we adopted a new methodology for measuring customer loyalty: the Net Promoter Score (NPS). Therefore, there are no comparative values for the NPS for the years prior to 2012.

9)	In 2008, SAP did not execute an employee survey

274      Five-Year Summary

Glossary

A

AA1000 AccountAbility Principles Standard (AA1000APS) – Provides a framework for organizations to identify, prioritize, and respond to sustainability challenges. The other AA1000 standards – the Assurance Standard and the Stakeholder Engagement Standard – are based on the APS principles and support their achievement.

ABAP – SAP programming language.

add-on – SAP application that is technically dependent on – and can only be installed on top of – another SAP application.

Americas’ SAP Users’ Group (ASUG) – A nonprofit organization of SAP customer companies dedicated to providing educational and networking opportunities in support of SAP software and implementation. These user groups are established in regions around the world to share knowledge and influence SAP development efforts. ASUG is the largest user group with more than 50,000 members in the Americas.

analytics – Data analysis typically generated in the form of reports and charts which can be used for business insight and decision making.

analytics solutions from SAP – Solutions designed to empower individuals, teams, and business networks to meet their goals. The solutions help companies know their business, decide with confidence, and act boldly – anywhere and anytime – to help the business run better. Solutions cover the areas of applied analytics, business intelligence, data warehousing, enterprise information management, enterprise performance management, as well as governance, risk, and compliance.

application – Software that enables organizations to perform certain business processes or activities and to address specific business needs.

application lifecycle management – For SAP, a term that describes the processes, tools, services, and organizational model used to manage SAP and non-SAP software throughout the solution lifecycle, from concept to phase-out. SAP’s recommended approach to application lifecycle management enables companies to adopt innovations from SAP rapidly and gain optimal value from their business solutions.

Ariba – SAP’s acquisition of Ariba, Inc., a leading cloud-based business commerce network, was completed on October 1, 2012. All cloud-related supplier assets of SAP are now consolidating under Ariba, which operates as an independent business under the name “Ariba, an SAP company.”

Ariba Network – Business commerce network where companies of all sizes can connect to their trading partners anywhere, at any time from any application or device to buy, sell, and manage their cash more efficiently and effectively than ever before. Companies around the world use the Ariba Network to simplify inter enterprise commerce and enhance the results they deliver.

B

benchmarking – Process of measuring products, services, and practices against those of leading companies, which can also be used as a reference point of measurement for evaluating best practices.

best practice – A management concept that involves devising a method or process that most effectively produces a desired outcome. SAP applications use business best practices to help customers automate common business processes through software and technology.

Big Data – The large volume of data created by billions of connected devices and people generating a tremendous amount of information about their behavior, location, and activity. This availability of massive amounts of data requires companies to rethink technology architecture and database structures.

Business Health Culture Index – A score for readiness of employees to accept change, in particular their perception of affiliation and purpose, leadership, recognition, empowerment, reward, stress level, and work-life balance at SAP.

Additional Information      275

business network – An online service that connects businesses and their systems to those of their trading partners and enables new processes and information and insight sharing only possible in a digital environment.

business process – Set of logically related activities performed within an organization to complete a defined business task. Order processing is a typical example. SAP provides software and technology that enable and support business processes.

Business Process Expert (BPX) community – Part of SAP Community Network, this online network connects SAP customers, business analysts, consultants, and SAP internal experts. The BPX community is a unique repository for knowledge that focuses on a wide variety of process, implementation, and solution issues.

business scenario – Set of business processes, such as order-to-cash management, performed within or across an organization, to complete an overall business function. A business scenario is a possible course of action or sequence of business processes that can require multiple applications. SAP provides software and technology that enable and support business scenarios.

business scenario map – Business map that provides a detailed view of end-to-end processes. These maps may define the activities, roles, system interfaces, and even the business documents required for collaboration.

business user – Employees who spend significant time finding and sharing information, collaborating with others, coordinating projects, devising strategy or operational tactics, and coming up with new ideas based on information gathered from multiple sources. Also called knowledge or information workers or business consumers.

C

channel partner – Category that includes value-added resellers, software solution partners (formerly known as independent software vendors, or ISVs), and value-added distributors.

cloud computing – Generic term for flexible, IT-related services available through, or hosted on, the Internet for consumers and business, including storage, computing power, software development environments, and applications, combined with service delivery. Accessed as needed “in the cloud,” these services eliminate the need for in-house IT resources. See “software as a service.”

component – Modular piece of software offering functions accessible via interfaces.

content shipment – Complementing software for SAP applications that supports customers’ integration, implementation, and configuration activities.

core applications – Standard business applications available in SAP Business Suite, including SAP ERP, SAP Customer Relationship Management (SAP CRM), SAP Product Lifecycle Management (SAP PLM), SAP Supply Chain Management (SAP SCM), and SAP Supplier Relationship Management (SAP SRM).

core solutions – Offerings for standard business applications and technologies that provide customers with a stable, consistent solution suite that allows them to be more efficient and agile, make decisions in real time, and create new value for their own customers. See “core applications.”

corporate social responsibility (CSR) – SAP’s corporate social responsibility program is about what the company does for people, both inside and outside SAP, to help make society more sustainable and the world run better.

276      Glossary

C02 equivalent – A measure to compare the emissions of various greenhouse gases based upon their global warming potential. For example, the global warming potential for methane over 100 years is 21. This means that emissions of one million metric tons of methane are equivalent to emissions of 21 million metric tons of carbon dioxide.

custom development project (CDP) – Realization of a custom-developed solution that meets unique business needs, realized at SAP or in a customer’s development system.

customer competence center – A program established by SAP in 1994 to assist customers in setting up and optimizing their own support operations. The program focuses on sharing best practices, providing operational tools, and creation of operations standards across all organizations involved with IT service and application management.

customer connection – A simple process directed at incrementally enhancing and improving the products and solutions SAP customers are using today. It offers SAP customers the opportunity to suggest small enhancements to products and solutions in mainstream maintenance, for fast and non-disruptive delivery using notes and support packages.

customer engagement lifecycle – Model that provides an integrated framework of practices to help create and deliver customer value. The phases of the customer engagement lifecycle represent the common route followed by the SAP and the customer teams in the process of identifying, delivering, operating, and managing solutions that best fit the customer’s needs.

D

data center energy – The amount of energy consumed in SAP’s data centers related to the number of employees (full-time equivalents/FTEs).

data warehouse – An electronic collection of information organized for easy access by computer programs.

default release – Most recent release of an SAP application after it enters the unrestricted shipment phase. The standard software release is shipped to customers unless a specific release is ordered. Usually, the most recent release of an SAP software product is declared the current default release once the restricted shipment phase has ended.

dematerialization – Refers to reducing the total material that goes toward providing products or services to customers. SAP achieves this effect through greater efficiency in the usage of materials, such as default double-sided printing, or by increasing online conferencing to reduce business travel.

design thinking – A methodology for routine innovation that brings together the right side of the brain (creative) with the left side of the brain (analytical).

disruptive technology – Process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves “up market,” eventually displacing established competitors. Term coined by Clayton Christensen.

DSAG – Abbreviation for Deutschsprachige SAP-Anwendergruppe (German-Speaking SAP Users’ Group), which has around 43,062 members from 2,735 companies in German-speaking countries and beyond.

Duet – Software resulting from collaboration between SAP and Microsoft that enables business users to access selected SAP software and data using the familiar Microsoft Office environment.

Additional Information      277

E

ecosystem – Construct encompassing SAP and its customers and partners that extends the value SAP provides to its customers. By bringing together community-based insight, innovative partner solutions, and industry-leading collaboration and co-innovation, it enables customers to extract the greatest possible value from their SAP investments.

electronic waste (e-waste) – Electronic products that are discarded by consumers or companies, such as computers, computer monitors, or mobile devices.

embedded analytics – Incorporating business intelligence within operational applications and business processes.

Employee Engagement Index – A score for the level of employee commitment, pride, and loyalty, as well as the feeling of employees of being advocates for their company.

employee retention – The ratio of the average headcount (expressed in full-time equivalents/FTEs) minus employee-initiated terminations (turnover) divided by the average headcount, taking into account the past 12 months.

end-to-end process – Set of activities supporting defined management, core, or support processes. Customers can use these activities as a reference to map their own processes.

enhancement package – Optional software packages that enable companies to take advantage of innovation while keeping their core software stable. Enhancement packages contain improved general business and industry functionality, enterprise services, and other user interface and functional improvements. Organizations can activate selected business functions contained within the enhancement packages and deploy them on their own timetable with minimal disruption to business operations.

enterprise mobility – Term used in business and industry to refer to the concept and approach to making a business mobile. At SAP, we use “enterprise mobility” as our umbrella term for an overall mobile strategy.

enterprise resource planning – See “SAP ERP.”

enterprise service – A set of highly integrated Web services that can be accessed and used repeatedly by applications to support business processes. Used as building blocks for composing larger units of software, enterprise services can be quickly defined by SAP or its partners and assembled to compose new applications and enable new business processes. See “Web service.”

environmental impact – A positive or negative change to the environment.

F

“Five Market Categories” – Announced in 2012, SAP’s corporate strategy for a sustainable, high-performance company, is built around the five key areas (Applications, Analytics, Cloud, Mobile, and Database and Technology), which represent the end-to-end software stack. With its portfolio of software and services, SAP helps customers innovate their businesses and realize significant value – from mobile devices to the cloud across all five market categories.

G

Global Customer Reference Program – SAP program offering detailed information about reference customers from around the world, using a database that channel partners can access to help close a deal with a new SAP customer. Reference customers have agreed to participate in one or more reference activities on behalf of SAP.

Global Reporting Initiative (GRI) – A nonprofit organization that provides companies and organizations with a comprehensive sustainability reporting framework that is widely used around the world.

greenhouse gas footprint – The sum of all greenhouse gas emissions measured and reported, including renewable energy and third-party reductions, for example, offsets.

greenhouse gas (GHG) offset or (carbon) offset – see (carbon) offset or greenhouse gas (GHG) offset.

278      Glossary

Greenhouse Gas Protocol (GHG Protocol) – The most widely used international accounting tool to understand, quantify, and manage greenhouse gas emissions.

I

inclusivity – For an organization that accepts its accountability to those it impacts and who impact it: The participation of stakeholders in developing and achieving a strategic and accountable response to sustainability.

independent software vendor (ISV) – Company that makes and sells software products that run on one or more computer hardware or operating system platforms.

industry – An economic sector characterized by a value chain, business processes, and a set of products and services that is typical or common for all companies belonging to this sector.

industry application – Software unit supporting a specific collection of business processes required to address the needs of a specific industry.

Industry Value Network – SAP program that brings together customers, independent software vendors, system integrators, technology vendors, and SAP to form a network of groups to stimulate co-innovation and the development of high-impact business solutions for a particular industry.

in-memory computing – A major advance in information technology that creates a dramatic change in computing, analytics, and data storage. Combining advances in multicore processing with more affordable servers, in-memory computing allows information to be stored in the main memory rather than in relational databases to greatly accelerate processing times. It disrupts the traditional IT stack comprised of hardware, middleware, and software, where disk-based relational databases can become bottlenecks. SAP HANA utilizes the power of in-memory computing to process data at great speed.

in-memory database – Database that keeps all active records in main memory rather than on disk. Accessing in-memory records is considerably faster than retrieving them from the disk, significantly increasing performance. SAP HANA is SAP’s groundbreaking database that allows businesses to take advantage of in-memory computing.

ISO 14001 – A standard for environmental management systems that provides practical tools for companies and organizations to identify and control their environmental impact and constantly improve their environmental performance.

“Internet of Things” – A fusion of the digital world and the physical world that brings together different concepts and technical components. Everyday objects and machines have sensors that can “communicate” with each other over the Internet, making new models possible for business processes, collaboration, miniaturization of devices, and mobile communications.

J

Java – Object-oriented programming language developed by Sun Microsystems Inc. SAP NetWeaver provides complete support for Java technology, including Java 2 Platform Enterprise Edition (J2EE); J2EE defines the standard for developing multitier enterprise applications based on Java.

K

key performance indicator (KPI) – Performance figure for which threshold values are defined and against which validation is executed.

L

lean – Set of manufacturing principles originating from Japanese car manufacturer Toyota that first defines customer value, then reorganizes every step required to design, order, build, deliver, and maintain this value across all the organizations and units. As a result, firms can do more with less, respond more quickly to customer needs, create more rewarding jobs for employees, and reduce their impact on the environment.

Additional Information      279

legal change – Correction to SAP software to adapt an SAP software release to changes in legal and regulatory requirements.

line of business (LoB) – Internal organizational area or business unit in a company (division) that combines all responsibilities for a particular product, group, or set of processes. Examples include sales, purchasing, human resources, finance, marketing, and so on.

line-of-business (LoB) applications – In the context of computing, a set of core software applications vital to running an enterprise, such as accounting, HR, procurement, and so on.

M

mainstream maintenance – First SAP maintenance phase, which includes the full scope of support. It is followed by an extended maintenance, customer-specific maintenance, or priority-one support phase.

maintenance – Software support comprising support for legal changes and corrections delivered through the SAP Notes tool, support packages, problem support, and access to information and online service channels – depending on the maintenance phase.

maintenance strategy – Set of rules that determine the length and conditions of maintenance for SAP software releases. Detailed rules can differ depending on the type of application.

master price list – Catalog for customers containing separately priced SAP products as well as terms and conditions.

materiality – Determines the relevance and significance of an issue to an organization and its stakeholders. A material issue is an issue that will influence the decisions, actions, and performance of an organization or its stakeholders.

mobile apps – Applications for mobile devices available for download, demo, and purchase on SAP Store, App Store, and other online stores. Mobile apps are categorized as either business/product in focus or as consumer-focused. AT SAP, our mobile apps are task-oriented (productivity or analytical) or allow full access (process) to existing on-premise software.

N

Net Promoter Score (NPS) – Describes the willingness of customers to recommend or promote an organization or company to others. It is defined as the percentage of customers that are likely to recommend an organization or company to friends or colleagues (promoters) minus the percentage of customers that are unlikely to do so.

“the networked economy” – Condition in today’s marketplace, where businesses and their systems are connected to digital communities of existing and potential partners. The move to this new, inter-enterprise operating model is accelerated by trends such as cloud computing, enterprise mobility, and the convergence of enterprise applications and social media. See “Ariba Network.”

nexus of forces – The convergence and mutual reinforcement of four interdependent trends – social interaction, enterprise mobility, cloud, and information – that combine to empower individuals as they interact with each other and their information through well-designed ubiquitous technology.

nonprofit or not-for-profit – A corporation or an association that conducts business for the benefit of the general public without shareholders and without a profit motive.

280      Glossary

O

offset or greenhouse gas (GHG) offset – A unit of carbon dioxide-equivalent (C02 equivalent) that is reduced, avoided, or sequestered to compensate for emissions occurring elsewhere.

on demand – Model of software deployment whereby providers license an application to customers for use as a service when they need it, that is, “on demand.” It eliminates the need for on-site IT resources to manage infrastructure and thereby reduces operational expenses.

on device – Anytime, anywhere access to SAP applications and data from any type of wired or wireless device (desktop, laptop, mobile, tablets, sensors, and so on).

on premise – Traditional model of software deployment where enterprises purchase software licenses and deploy applications in-house.

open source – Software based on the concept of software developers coming together to build a virtual community and solving a common problem by developing working software that everyone has a right to change. Successful development projects under the open source model include Linux – a free operating system supported by SAP.

orchestration – An approach that allows SAP customers to link on-premise, cloud, and mobile solutions in a cost-effective and highly consistent manner. It defines a blueprint and the architectural guidelines that bring together these various IT elements. Through orchestration, SAP provides master data management, business process management, and unified lifecycle management across all SAP solutions at low total cost of ownership.

original equipment manufacturer (OEM) – Company that produces a product or component to be purchased for sale or use by other manufacturers or that incorporates a purchased product or component into its own new product for further sale.

P

plug-in – Software that enhances the functionality of an existing application.

point of sale (POS) – Generic term used in distribution to describe all information that is recorded at the time a product is sold. The data typically includes the location of the sale, price point, SKU, end-user contact information, and partner contact information. The SAP Point-of-Sale application can help retail businesses reduce the operating costs of store systems – while delivering an enhanced customer experience.

“the power of small” – The impact that something small in size or scope – and seemingly insignificant – can have as a powerful agent of change and growth.

priority-one support – An additional optional maintenance phase offered after expiration of mainstream maintenance for specific releases of the SAP BusinessObjects Business Intelligence platform and SAP BusinessObjects solutions.

product – A non-versioned high-level view of software from a software logistics perspective. It is a “bracket” that contains corresponding software product versions.

Product Availability Matrix (PAM) – Database that bundles technical and release planning information on SAP components for quick reference. Information on the availability of SAP component releases and maintenance end dates, as well as release information are available.

product footprint – The environmental impact of products, processes, or services by production, usage, and disposal.

product instance – A group of technically dependent software component versions that are part of a (software) product version and have to be installed and operated on a single logical system/server. The software product instances of a software product version show the maximal distribution possibility of the software product version. Also known as “software product instance.”

Additional Information      281

product version – One or more software component versions made available at the same time for implementing a well-defined scope of functionality. The versions of a product fulfill the principle of functional continuity. From a delivery point of view, the version indicates the release of a product and can either be stand-alone or add-on. Also known as “software product version.”

R

Ramp-Up Knowledge Transfer – SAP training program that delivers early product-related knowledge to presales, sales, consultants, partners, and support teams. This program contributes to the successful implementation of ramp-up projects and is a crucial element of the ramp-up process in the product innovation lifecycle at SAP.

release – SAP software that has a version number, is shipped at a particular time, and has defined maintenance phases.

release-to-customer date – Date that marks the initial availability of a release to customers and the beginning of the restricted shipment phase.

renewable energy – The shares and types of electricity obtained from renewable sources such as hydro, wind, solar, and biomass. It is directly attributable to the energy mix supplied to SAP and/or obtained through renewable energy certificates (RECs).

responsiveness – In the context of stakeholder engagement: An organization’s cooperation and communication with stakeholders, and the decisions and actions taken in response to addressed topics and issues.

restricted shipment phase – First phase of a release delivery, which is rolled out within the framework of the SAP Ramp-Up program. The program determines how many customers receive the release and increases distribution in a controlled way. This phase is followed by the unrestricted shipment phase.

road map – Product timeline that has a variety of objectives, including communication to customers, users, or other parties interested in the timing of future product releases; the features planned for those releases; general prioritization of features; and in some cases, the requirements of features in enough detail that current and prospective customers can give feedback on the feature itself and the product’s direction.

S

SAP 360 Customer – A solution that brings together the power of in-memory computing, cloud, enterprise mobility, and collaboration, and provides customers with real-time insight, real-time interactions, and real-time execution.

SAP Active Global Support (SAP AGS) – A global organization with more than 4,000 support engineers and developers that focuses on support offerings, helping companies manage the application lifecycle and optimize solution performance and consequently manage complexity, mitigate risks, and control costs. The services are available through seven strategically located global support centers and more than 30 local support centers.

SAP Afaria – A mobile device management solution that provides a single administrative console to centrally manage, secure, and deploy mobile data, applications, and devices. Afaria simplifies the management complexities of a workforce on the go by making the data stored and transmitted by mobile devices secure.

SAP Best Practices – Packages that provide proven methods and tools for organizations to implement best business practices in key areas and a range of industries using SAP software. The packages deliver methodology, documentation, and preconfiguration that enable rapid, reliable deployment with quick return on investment.

SAP Business All-in-One – Comprehensive and flexible business management solution targeted to midsize companies with up to 2,500 employees that are looking for a comprehensive, integrated industry-specific ERP solution with built-in best practices.

282      Glossary

SAP Business ByDesign – Adaptable, cloud-based business suite ideally suited for SMEs and subsidiaries of large corporations, it is a complete, integrated suite that can run a whole enterprise – financials, human resources, sales, procurement, customer service, and supply chain. The latest versions enable partners and customers to extend the system capabilities or build cloud-based applications using SAP Business ByDesign Studio.

SAP BusinessObjects Business Intelligence Design Studio – Tool for developers to create dashboard business intelligence applications for the Web, cloud, and mobile devices.

SAP BusinessObjects Business Intelligence solutions – Category of solutions designed to help optimize business performance and provide business insight by connecting people with information. The SAP BusinessObjects brand name was dropped in 2012 from all SAP offerings except for business intelligence. SAP BusinessObjects Business Intelligence suite comprises the majority of SAP BusinessObjects Business Intelligence solutions. See “analytics solutions from SAP.”

SAP Business One – Application designed specially for small businesses with up to 100 employees, providing a single, integrated solution for managing the entire business across financials, sales, customer relationships, purchasing, inventory, analytics, and operations.

SAP Business Suite – A family of integrated core applications, industry applications, and supplementary applications, built on the SAP NetWeaver technology platform. The software supports core business operations ranging from supplier relationships to production, warehouse management, sales, and all administrative functions, through to customer relationships. In 2012, the first SAP Business Suite application, SAP CRM, has been made available powered by SAP HANA.

SAP Business Suite powered by SAP HANA – In January 2013, SAP launched SAP Business Suite powered by SAP HANA. The core applications in the suite now take advantage of SAP HANA for smarter innovations, faster business processes, and simpler interactions.

SAP Cloud – A term that connotes all of SAP’s activities in the area of cloud computing including software (cloud applications and solutions), technology, and services. It includes the SAP HANA Cloud platform on which SAP, partners, and customers are developing, accessing, and running an unlimited number of line-of-business applications from SAP and SuccessFactors, as well as the suite solutions SAP Business ByDesign and SAP Business One OnDemand.

SAP Co-Innovation Lab – SAP location featuring a simulated, heterogeneous data center that incorporates hardware and infrastructure software from various vendors. The lab provides a hands-on environment for SAP, customers, and partners to innovate, accelerate, and showcase new business solutions and technologies collaboratively. Customers and partners can visit the lab to evaluate the latest SAP and partner solutions in a simulated, real-world infrastructure. SAP Co-Innovation Lab locations include São Paulo, Brazil; Palo Alto, California (United States); Tokyo, Japan; Seoul, Korea; Bangalore, India; Walldorf, Germany; Zurich, Switzerland; Moscow, Russia.

SAP Community Network – Online portal with nearly 2 million members in more than 200 countries, providing individuals with the opportunity to trade experience and insights, pursue business opportunities, and learn from each other. SAP offers distinct communities in the network that offer information, trusted resources, and co-innovation. See “Business Process Expert community,” “SAP Developer Network,” and “SAP University Alliances community.”

SAP CRM powered by SAP HANA – First SAP Business Suite application powered by SAP HANA and one of the major elements comprising the new SAP 360 Customer solution.

SAP Crystal Reports – Software that enables businesses to design interactive reports and connect them to virtually any data source.

Additional Information      283

SAP Crystal solutions – Integrated, affordable, and user-friendly family of offerings for reporting, dashboarding, presentation, and ad hoc analysis that can empower individuals in organizations of any size to discover and share insight for optimal decision making. With insight into every aspect of the business, companies can monitor performance, identify opportunities for growth, and transform how they run their businesses.

SAP Custom Development – SAP organization providing a comprehensive range of development-related services and customized solutions to meet the individual needs of a customer’s business. It extends or enhances standard SAP solutions, builds completely new and innovative solutions, and offers resources and guidance to integrate and move legacy solutions to the SAP NetWeaver technology platform. The organization also develops custom enterprise services, custom composite applications, and support for custom-developed solutions.

SAP Customer OnDemand – A people-centric, cloud-based solution for sales, service, and marketing organizations, comprising the SAP Sales OnDemand, SAP Social OnDemand, and SAP Service OnDemand applications, as well as SAP Customer OnDemand studio. It is also available in the SAP 360 Customer solution.

SAP Customer Relationship Management (SAP CRM) – Application that provides comprehensive software support to help marketing, sales, and service professionals obtain complete customer intelligence that they can leverage to manage customer relationships and customer-related processes effectively. SAP CRM can enable multichannel customer interactions, including mobile smartphones, the Internet, and social media and also offers a communications infrastructure that is designed to help connecting with other users anytime, anywhere. SAP offers CRM applications in both on-premise and on-demand deployment models.

SAP Developer Network (SAP SDN) – Part of SAP Community Network, this online community offers deep technical content and expertise for SAP developers, analysts, consultants, and administrators on SAP NetWeaver.

SAP EcoHub – Online solution marketplace that centralizes information about SAP and partner solutions – and includes features such as feedback, ratings, and demos to help discover, evaluate, and buy solutions to complement an investment in SAP software.

SAP Education – An organization with more than 1,000 resources on global scale that provides a complete and high-quality enablement offering across the entire customer life-cycle for all target audiences (business users, project teams, customers, partners, and so on). The comprehensive portfolio of educational products and services leverages a multimodal offering (on-site, e-learning, and virtual classrooms) to accelerate enablement and reduce cost and certifications paths to help ensure enablement quality.

SAP Enterprise Support – Services that provide proactive support in addition to all features of SAP Standard Support services. These proactive support services encompass tools, processes, and services that enable continuous improvement, holistic application lifecycle management for continuous innovation, business and operational process improvements, and levers to address the total cost of operation (TCO).

SAP Environment, Health & Safety Management (SAP EHS Management) – An application that supports sustainability initiatives – enabling companies to manage EHS operational, financial, and reporting risks holistically across their facilities and extended business network. As an integral part of SAP Business Suite, the application systematically embeds EHS requirements and tasks directly into enterprise business processes, reinforcing compliance and risk reduction across global operations.

284      Glossary

SAP ERP – The SAP ERP application is designed to optimize business and IT processes by reducing IT complexity, increasing adaptability, and delivering more IT value at a lower cost than traditional ERP solutions. It can support mission-critical, end-to-end business processes for finance, human capital management, asset management, sales, procurement, and other essential corporate functions. SAP ERP can also support industry-specific processes by providing industry-specific business functions that can be activated selectively via the switch framework, keeping the application core stable and helping ensure maximum performance.

SAP Financials OnDemand – A financial management solution designed for the cloud with an intuitive, easy-to-consume interface and personalized information. It features embedded, dynamic analytics, enabling companies to achieve superior financial insight across the business. Customers can use the solution to drive streamlined, end-to-end compliant financial processes as well as real-time financial performance information for everyone in the business.

SAP Financing – Service that helps companies invest in SAP solutions implemented by a strategic partner of SAP: Siemens Financial Services GmbH (SFS). SFS targets the financing service chiefly at midsize companies. Depending on local conditions, the SFS plan leases solutions to customers and provides loan finance.

SAP for Aerospace & Defense (SAP for A&D) – Solution portfolio specifically designed to meet the needs of the aerospace and defense industry. It offers capabilities for maintenance, repair and overhaul, airline operations, defense, manufacturing, contract and program management, and business acquisitions.

SAP for Automotive – Solution portfolio designed to meet the specific needs of the automotive industry. Its capabilities help link complex business processes into a logical flow, maximizing efficiency and profitability and satisfying customers’ expectations.

SAP for Banking – Solution portfolio that enables banks to obtain all customer information at a glance and offers a full complement of high-performance capabilities for strategic planning, financial accounting, costing, and enterprise-wide control. It also features key industry-specific applications for profitability management, risk management, customer relationship management, and integrated customer account systems.

SAP for Chemicals – Solution portfolio that delivers support for specific processes and tools that chemical companies require. Industry-specific capabilities include recipe management, batch management, and version control.

SAP for Consumer Products – Solution portfolio that supports the integration of every step of the consumer product value chain – from suppliers to consumers. Key capabilities include mobile sales, Internet sales, trade promotion management,

SAP for Defense & Security – Solution portfolio that offers a variety of capabilities that meet the critical needs of the defense and security sector. Key industry-specific capabilities include acquisition and materials management; force planning; maintenance, repair, and overhaul (MRO); personnel and organization; infrastructure management; planning and support for deployed operations; in-service support; and line maintenance.

SAP for Engineering, Construction & Operations (SAP for EC&O) – Solution portfolio designed to meet the specific requirements of project-oriented enterprises that offers capabilities for industrial plant construction, construction of commercial and private buildings, and shipbuilding.

SAP for Healthcare – Solution portfolio for hospitals and clinics to manage a variety of required administrative and clinical processes.

SAP for High Tech – Solution portfolio that meets the demands of high-tech industries, including RosettaNet support.

Additional Information      285

SAP for Industrial Machinery & Components (SAP for IM&C) – Solution portfolio that coordinates the entire scope of business activities (estimating, order entry, project management, and production planning) for the industrial sector and supports areas ranging from maintenance and services to billing and profitability analysis.

SAP for Insurance – Solution portfolio that integrates steps in the insurance business process, including capabilities for customer contact, policy and product management, collections and disbursement, and claims management.

SAP for Life Sciences – Solution portfolio that meets the requirements of pharmaceutical, biotechnology, and diagnostics companies, as well as manufacturers of medical devices and products.

SAP for Media – Solution portfolio that supports processes specific to the media industry with capabilities that include sales and distribution, advertising management, product development, and intellectual property management.

SAP for Mill Products – Solution portfolio for manufacturers of building materials, the paper and timber industry, metal and primary metal producers, and textile and furniture manufacturers.

SAP for Oil & Gas (SAP for O&G) – Solution portfolio that meets the demands of oil and gas companies of all sizes.

SAP for Professional Services – Solution portfolio that delivers integrated tools, best practices, and support for automated processes designed specifically for the demands of the professional services industry, including management consultancies as well as accounting and legal firms.

SAP for Public Sector – Solution portfolio for public administration, providing an electronic framework that enables online communication through various applications for the public, government authorities, and related entities.

SAP for Retail – Solution portfolio that offers multichannel applications designed specifically to provide the best retail services to a large customer base.

SAP for Telecommunications – Solution portfolio that provides telecommunications enterprises of all types and sizes a range of industry-specific capabilities, including support for convergent invoicing and contract accounting.

SAP for Transportation & Logistics – Solution portfolio that covers the unique business needs of postal services, railways, airlines, and toll collection companies, as well as logistics service providers, to optimize supply chain and planning.

SAP for Utilities – Solution portfolio for all supply and energy industries, with capabilities ranging from call centers and Internet communications to consumption billing.

SAP for Wholesale Distribution – Solution portfolio that addresses the needs of midsize and large wholesale distribution businesses in a wide range of segments. Industry-specific capabilities support new business models and strategies that meet the needs of an important supply sector.

SAP Global Research and Business Incubation – Formerly SAP Research, it is the global research and innovation unit of SAP. The group anticipates and explores emerging IT trends and transfers innovation into market-ready prototypes, product enhancements, and new solutions. The research conducted and the incubation of business opportunities benefit and inspire enterprises and end users and opens the world up to new possibilities thanks to innovations in IT. Activities span from co-innovation with customers to collaborative research with industry and academia. With locations close to markets and talent on all five continents, the unit is a powerful driver of innovation for SAP and its ecosystem.

SAP HANA – Flexible, data-agnostic, in-memory platform that helps organizations analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. The platform provides the foundation for innovative applications that take advantage of an in-memory database and calculation engine, allowing customers to conduct complex planning, forecasting, and simulation based on real-time data.

286      Glossary

SAP HANA AppServices – Service within SAP HANA Cloud that allows developers to create next-generation applications using native SAP HANA, Java, and other rapid-development services. A robust set of shared services are planned to provide comprehensive support for portals, integration, mobile, analytics, collaboration and commercial services beside unified cloud enablement and lifecycle management.

SAP HANA Cloud – SAP’s next-generation cloud platform based on in-memory technology, It comprises both Java development environment and runtime services, as well as shared platform services including connectivity, persistence, identity management, some of which was found in the former SAP NetWeaver Cloud, which has been retired as a separate offering.

SAP HANA DBServices – A database as a service available within SAP HANA Cloud. The first deployment of which is SAP HANA One, a joint offering with Amazon to use on their Web Services Cloud.

SAP HANA One – Deployment of SAP HANA certified for productive use on the Amazon Web Services Cloud. SAP HANA One can be deployed for production use with small data sets, in minutes, opening a door to starter projects from customers, ISVs, and start-ups.

SAP Jam – Social software platform that includes the former SuccessFactors Jam, SAP StreamWork, and new software. It enables sales teams and internal experts to socially connect and communicate with customers in the context of each opportunity. Customers can also easily provide feedback and share what is important to them to strengthen relationships.

SAP Learning Solution – Portfolio of learning tools including a learning portal, learning management system, authoring tools, and content management system. Individual training and strategic personnel development are supported in the solution.

SAP Managed Services – Organization and offerings that enable SAP customers to access SAP applications and that provide the infrastructure required. In this way, solutions are ready to use and can be adapted to customers’ growing requirements.

SAP Manufacturing – Solution for managing manufacturing operations with embedded lean manufacturing and Six Sigma principles. It provides capabilities for planning, execution, quality, maintenance, as well as environment, health, and safety.

SAP MaxAttention – Support option with a full range of services customized for individual customer needs and covering all stages of an SAP solution’s lifecycle, driven by an on-site technical quality manager.

SAP Mobile – Overarching category term used to communicate all SAP mobile offerings together. These include any type of mobile apps, solutions, technology, or platform (including SAP Mobile Platform), as well as solutions extensions and rapid-deployment solutions, and any Sybase-related products.

SAP Mobile Platform – A platform of mobile capabilities and technology that bundles three existing offerings under one name (Sybase Unwired Platform, Sybase Mobiliser, and a Syclo offering named Agentry). SAP Mobile Platform is offered in enterprise or consumer editions and each edition is available as either an on-premise or a cloud version.

SAP NetWeaver – Technology platform from SAP that integrates information and business processes across technologies and organizations. SAP NetWeaver facilitates the easy integration of SAP software with heterogeneous system environments, third-party solutions, and external business partners. The platform embraces Internet standards such as HTTP, XML, and Web services. It is designed to deliver a comprehensive set of modular, middleware functions to help IT organizations evolve their existing IT infrastructure and perform mission-critical business processes cost-effectively. See “technology platform.”

SAP NetWeaver Adaptive Computing Controller – Tool based on the J2EE engine of SAP NetWeaver Application Server that enables users to control the entire landscape from a single point. Administrators can monitor the runtime data of logical and physical landscapes; start, stop, or relocate application services; and assign hardware resources to application services.

Additional Information      287

SAP NetWeaver Application Server (SAP NetWeaver AS) – Component of SAP NetWeaver that provides support for platform-independent Web services, business applications, and standards-based development based upon key technologies such as Java and ABAP technology.

SAP NetWeaver Business Intelligence – See “SAP NetWeaver Business Warehouse.”

SAP NetWeaver Business Warehouse (SAP NetWeaver BW) – Application of SAP NetWeaver that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success, such as business-critical factors and benchmarks. Previously called SAP NetWeaver Business Intelligence.

SAP NetWeaver Cloud – See “SAP HANA Cloud.”

SAP NetWeaver Developer Studio – Tool based on the open source Eclipse framework that supports the efficient development of Web Dynpro, Web services, and Java/J2EE business applications, as well as Java projects on a large-scale basis for both SAP technologies and standard technologies.

SAP NetWeaver Gateway – A technology framework enabling exposure and simplified access to SAP software from any device or environment using standard, open protocols. It opens data and processes running on SAP applications for software developers to create apps in different environments and devices to engage many more business consumers.

SAP NetWeaver Master Data Management (SAP NetWeaver MDM) – Component of SAP NetWeaver that ensures cross-system data consistency across disparate systems and helps integrate business processes-providing a single version of master data for supplier, product, customer, or user-defined data objects in heterogeneous environments.

SAP NetWeaver Mobile – Component of SAP NetWeaver that helps IT organizations extend applications, data, and process to mobile workers that are not always connected to the company network. It includes over-the-air device management, application design tools, and synchronization middleware that allow occasionally connected mobile devices to inter-operate as part of a company’s business processes.

SAP NetWeaver Portal – Component of SAP NetWeaver that offers a complete portal infrastructure and high-performance functions for knowledge management and collaboration between enterprises. The portal is based on open standards and Web services and is tightly linked with other SAP NetWeaver components, so it also supports heterogeneous IT landscapes and is compatible with Java, J2EE, and Microsoft.NET.

SAP NetWeaver Process Integration (SAP NetWeaver PI) – Component of SAP NetWeaver that enables different versions of SAP and non-SAP systems from different vendors running on different platforms (for example, Java ABAP and so on) to communicate with each other. Includes all capabilities previously covered by SAP NetWeaver Exchange Infrastructure to realize cross-system business processes.

SAP NetWeaver Visual Composer – Design tool that facilitates the creation of SAP NetWeaver Portal content using a visual user interface, rather than written code.

SAP Notes – Tool that provides instructions on how to remove known errors from SAP software, including a description of the symptoms, cause, and location of the errors.

SAP PartnerEdge – Global, partner-to-partner business collaboration network where SAP partners can share expertise, development capabilities, solutions, and knowledge to extend their market reach. In late 2012, SAP’s extranet for partners, SAP Channel Partner Portal, merged with SAP PartnerEdge. The combined site, available at www.sappartneredge.com now gives partners access to information, product and business news, tools, training, and business resources to order products. Partners can also manage their relationship with SAP and collaborate with other SAP partners through SAP PartnerEdge.

288      Glossary

SAPPHIRE NOW – SAP’s signature business technology event and the largest SAP customer-driven conference is held annually in several locations around the globe. The global event in the United States is co-located with the Americas’ SAP Users’ Group (ASUG) annual conference. Attendees discover new initiatives, solutions, products, and services, as well as unique access to the latest business strategies and industry best practices from SAP customers, partners, executives, and industry experts to help them drive business results across all levels.

SAP Premier Customer Network – Exclusive SAP community of top industry leaders representing some of the world’s largest and best-run businesses. For these premier customers, SAP aims to simplify and tailor the partnership toward the unique needs of each customer by proactively assembling the best talent and synchronization across all SAP lines of business (product development, sales, services, support, and marketing) globally.

SAP Product Lifecycle Management (SAP PLM) – Application that helps companies manage, track, and control all product-related information over the complete product and asset lifecycle as well as throughout the extended supply chain. SAP PLM is designed to facilitate creativity and to free the process of product innovation from organizational constraints.

SAP R/2 – Business software for mainframe computers launched by SAP in 1979; precursor to SAP R/3.

SAP R/3 – Business software for client/server environments launched by SAP in 1992 with enterprise software components for human resources, logistics, financials, sales and distribution, and others; precursor to SAP ERP.

SAP Ramp-Up – Program SAP uses to introduce new application releases on the market to selected customers during the restricted shipment phase.

SAP Rapid Deployment solutions – An installation of preconfigured software and predefined services with content including best practices, templates, tools, and business user enablement with predetermined scope, time, and costs. Because the solutions are installed quickly, customers can benefit from crucial software functionality within as little as 12 weeks, helping lower the total cost of implementation and giving customers immediate and tangible value.

SAP road maps – Available for industries, lines of business, and technology, SAP road maps highlight the SAP solutions available today, planned innovation, and the SAP vision for the future.

SAP Safeguarding – Project-based support option that helps customers manage risks and enable the technical robustness of SAP solutions during implementation, upgrade, and operations.

SAP Sales OnDemand – SAP’s first user-centric cloud-based solution for sales professionals with designed-in social collaboration. The solution complements the on-premise SAP CRM application and offers enterprises running SAP Business Suite a pre-integrated cloud solution that embraces the way sales representatives collaborate and improves their productivity. Available as part of SAP Customer OnDemand and SAP 360 Customer solutions.

SAP Service Marketplace – Extranet platform that offers capabilities for collaboration between SAP, customers, and partners. The extranet provides central access and guided navigation to SAP’s complete portfolio of service offerings.

SAP Services – A portfolio of services to help our customers derive value from their SAP solutions in a fast, cost-effective and predictable way. The portfolio comprises three categories of services: High value (people-centric offerings in areas such as business transformation, industry-specific (for example, banking), and architecture-focused projects), innovation services (help lead the market adoption of SAP innovations such as SAP HANA, mobility, and cloud offerings), and engineered services (assembled to order to provide faster time to value and lower TCO with greater predictability, including rapid-deployment solutions).

Additional Information      289

SAP SMS 365 – Interoperability services that simplify the deployment and delivery of inter-operator messaging over incompatible networks, protocol stacks, and handsets among mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities.

SAP Social OnDemand – A cloud-based solution that helps transform social media conversations into business insight. Marketing and customer service organizations can use it to better engage with customers to increase brand loyalty, manage reputational risks, and capitalize on opportunities.

SAP Solution Manager – Application management solution that enables customers to manage their SAP and non-SAP applications better. With SAP Solution Manager, customers can centralize, enhance, automate, and improve the management of their entire system landscape, thus reducing total cost of ownership. The solution includes features such as diagnostics, testing, root cause analysis, and solution monitoring.

SAP solutions for sustainability – SAP helps customers around the world manage resources efficiently and responsibly – and achieve their sustainability goals. The solutions for sustainability include the measurement of sustainability key performance indicators; energy and carbon management; and environment, health, and safety. The solutions help organizations tackle energy consumption and greenhouse gas emissions, as well as support efforts in product safety, healthcare, and sustainability performance management.

SAP Standard Support – Support option offering a reliable response to technical disruptions and for maintaining system health and integrity. This basic support offering features including updates, problem resolution, knowledge transfer, quality management, and more to keep IT landscapes up-to-date and stable.

SAP Start-up Focus – A program that offers a variety of resources for young companies including technology, training, technical advice and valuable go-to-market support. It serves as a development and growth accelerator that provides an integrated approach for start-ups to innovate on the SAP HANA platform.

SAP Streamwork – See “SAP Jam.”

SAP Supplier Relationship Management (SAP SRM) – Procurement application that helps organizations in all industries improve their centralized sourcing and contract management and interact with suppliers through multiple channels. SAP SRM is designed to accelerate and optimize the entire end-to-end procure-to-pay process by supporting integrated processes and by enforcing contract compliance, which can result in realizable savings.

SAP Supply Chain Management (SAP SCM) – Application that helps companies adapt their supply-chain processes to a rapidly changing competitive environment. SAP SCM helps transform traditional supply chains from linear, sequential processes into open, configurable, responsive supply networks in which customer-centric, demand-driven companies can monitor and respond more smartly and quickly to demand and supply dynamics across a globally distributed environment.

SAP Sybase Adaptive Server Enterprise (SAP Sybase ASE) – A high-performance relational database management system for mission-critical, data-intensive environments. It ensures highest operational efficiency and throughput on a broad range of platforms. Key features include data encryption to protect from internal and external breaches; partitioning technology for better performance and easier maintenance; and virtualization and clustering capabilities for continuous availability and efficient use of resources.

SAP Sybase Event Stream Processor (SAP Sybase ESP) – A high-performance complex event processing engine designed to analyze streams of business event information in real time.

290      Glossary

SAP Sybase IQ – An analytics server designed specifically for advanced analytics, data warehousing, and business intelligence environments. Able to work with massive volumes of structured and unstructured data, it is ideally suited to take advantage of Big Data opportunities by discovering more accurate insight into business performance and market dynamics.

SAP Sybase PowerBuilder – Application development tool for creating high-performance, data-driven business applications with advanced visual user interface design.

SAP Sybase PowerDesigner – Business process and data modeling software and metadata management solution for data architecture, information architecture, and enterprise architecture. Available in enterprise editions tailored to data architects or business analysts.

SAP Sybase Replication Server – Software that moves and synchronizes data in real time, allowing companies to gain better use of application data and to create reports without affecting operational systems. Administrators can set up redundant disaster recovery sites and distribute, consolidate, and synchronize data across multiple platforms.

SAP University Alliances community – Part of SAP Community Network, this online community provides connections between university leaders and students, SAP customers and partners, and SAP internal experts. Professors and lecturers gain access to up-to-date SAP-related business and IT course materials, resources, and peer-to-peer contact with many renowned experts.

SAP User Group Executive Network (SUGEN) – In 2007, SAP initiated a program that encouraged all SAP user groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SUGEN embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing on plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.

SAP Web Channel Experience Management – An application that SAP developed to address companies’ needs to deliver an integrated and consistent customer experience over the Internet. The software allows organizations to deploy state-of-the-art Web shops, fully integrated with their back-end order management and inventory systems. This next-generation e-commerce solution also brings together e-marketing, sales, online self-service, and social customer conversations on a single platform to provide a one-stop, synchronized Web customer experience.

Scope 1 (emissions) – Direct greenhouse gas emissions from sources that are owned or controlled by the reporting company, for example, fuel burned in corporate cars.

Scope 2 (emissions) – Indirect greenhouse gas emissions from consumption of purchased electricity, heat, or steam.

Scope 3 (emissions) – Indirect emissions that are a consequence of the activities of the reporting company, but occur from sources owned or controlled by another company, such as business flights.

software and software-related services (SSRS) – SAP reports revenue in software and software-related services (SSRS), which encompasses software, support, subscription, and other software-related service revenue.

software as a service (SaaS) – Software that is provided literally “as a service.” Software applications are delivered and managed remotely over a secure Internet connection and a standard Web browser. Access is charged on a subscription basis at a fixed price per user, usually on a monthly basis, and users only pay for applications they actually use. See “cloud computing.”

solution – SAP solutions enable a customer to meet a challenge or take advantage of an opportunity and are built or assembled by flexibly combining SAP applications and other SAP software. The solutions may include support for best business practices and be aided by consulting and ongoing support. They may also be enhanced or extended by SAP partner applications and services. Organizations can deploy SAP solutions to perform industry-specific business processes and to address their business issues in the way that best meets their needs.

Additional Information      291

solution area – A group of solutions that support a specific subprocess of a company’s end-to-end process solution extensions – Developed by independent partners, solution extensions integrate easily with SAP software, offering customers cross-solution and cross-industry functions that complement SAP software. These select third-party offerings are branded with “SAP,” and sold and supported by SAP and partners.

solution portfolio – Collection of general-purpose and industry-specific applications, services such as consulting, and support for industry best practices. SAP offers solution portfolios that serve the needs of organizations in more than 25 major industries. Customers choose from among the offerings to assemble or build their SAP solutions to meet their requirements. Each offering in the portfolio is priced and available for individual purchase.

solutions for small businesses and midsize companies – SAP Business All-in-One solution, SAP Business One application, and SAP BusinessObjects Edge solutions that combine business management and business intelligence software for small businesses and midsize companies. As with large enterprises, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability by receiving the right information at the right time – across all operations.

specification – Document that details the business and functional requirements of a particular product or project.

stakeholder – Individual or group the corporation is responsible to because they are affected by or can affect the company’s business. Besides the traditional stockholder, SAP’s stakeholders include, for example, employees, customers, partners, suppliers, analysts and society.

stand-alone release – SAP application release that can be deployed independently of other application releases.

standard-related custom development project (SCDP) – Customer-specific development with a contractually binding commitment for at least a partial retrofit.

SuccessFactors – SAP completed its acquisition of SuccessFactors, an SAP company, in February 2012. The company is a leading provider of cloud-based business execution software, and delivers business alignment, team execution, people performance, and learning management solutions to organizations of all sizes across more than 60 industries.

SuccessFactors Business Execution Suite (SuccessFactors BizX Suite) – A suite of human capital management solutions for talent management, core HR, collaboration, and workforce analytics. The cloud-based suite provides solutions to bridge the gap between strategy and execution with tools to hire, reward, and develop the right people with the right skills to grow a business sustainably.

SuccessFactors Compensation – As part of SuccessFactors BizX Suite, this solution helps companies create a more simplified compensation plan management with more accurate budgeting and reduced risk. When performance data is calibrated across the company to ensure fairness and employee retention, insight for total employee compensation analysis and assurance that budgets are used wisely, companies can retain top performers. Risk can be significantly reduced with improved audit compliance.

SuccessFactors Employee Central – The foundation of the SuccessFactors BizX Suite of solutions, Employee Central is next-generation core HR software delivered securely as a service from the SuccessFactors cloud. It offers one global system of record, complete workforce overview combining HR and talent data, powerful analytics, and social collaboration fine-tuned to meet local needs. It is currently available in 10 countries.

292      Glossary

SuccessFactors Learning – As an integrated part of SuccessFactors BizX Suite, this solution helps companies transform how a workforce learns by combining formal, social, and extended learning with content management, reporting, and analytics, available from an office or on a mobile device.

SuccessFactors Professional Edition – A cloud-based solution that addresses, and is tailored to, the performance and talent management essentials small businesses and midsize companies require. Applications include employee profile, performance management, goal management, 360-degree review, and the SAP Jam social collaboration platform.

SuccessFactors Workforce Analytics – As part of SuccessFactors BizX Suite, this solution helps companies get the insights they need to make strategic workforce decisions by finding answers to key questions about workforce challenges and how to solve them.

support package – Bundle of software corrections compiled periodically and available for ABAP or Java programming languages.

support release – Release offered after the beginning of the unrestricted shipment phase – if required – that contains a collection of all previously available support packages.

sustainability – For SAP, sustainability is the ability to manage economic, social, and environmental risks and opportunities holistically for increased profitability. It contributes to our vision to make the world run better and improve people’s lives. SAP is committed to fully integrating sustainability into our strategy and business model and in this way the company pursues a corporate strategy that is sustainable rather than a stand-alone sustainability strategy.

switch framework – SAP technology to activate industry business function sets and generic business functions within SAP ERP.

Sybase – SAP acquired Sybase in late 2010, broadening the SAP portfolio for enterprise mobility, introducing a complete mobile platform and mobile solutions that enable customer access to data stored in SAP software and systems from anywhere and from any device.

Sybase Unwired Platform – Mobile enterprise application platform that supports custom and prebuilt mobile application development and deployment. Software developers can simply and quickly build applications that connect business data to mobile workers and manage multiple mobile applications that securely connect a variety of back-end data sources to all major device types. Available in SAP Mobile Platform in 2013.

Syclo – Acquired by SAP in 2012, Syclo is a leading provider of enterprise mobile applications and technologies. The Syclo family of mobile apps extend SAP ERP and SAP CRM for mission-critical work on the go and out in the field. They offer a quick, flexible, reliable path to mobilizing asset management, field service, inventory/warehouse, and sales, regardless of language, user type, device selection, or connectivity.

system integrator (SI) – Company focused on integrating IT systems and providing related consulting. This is a classic channel used by large software vendors, large hardware vendors, and original equipment manufacturers.

T

technology platform – The technical foundation for a business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations and enables organizations to become more agile in responding to change. See “SAP NetWeaver.”

timeless software – Set of principles for architecting both new and existing software systems for non-disruptive evolution, to the overall benefit of customers and SAP. The concept refers to the use of platform and services that grow with the organization according to current and future needs and one that can host systems from multiple vendors. Timeless software allows a business to evolve its IT needs in as non-disruptive manner as possible, utilizing key tenets such as enhancement packs and services that are easy to upgrade.

Additional Information      293

total energy consumed – The sum of all energy consumed through SAP’s own operations, including energy from renewable sources.

U

United Nations Global Compact (UN Global Compact) – A strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor standards, environment, and anti-corruption.

unrestricted shipment phase – Second phase of release delivery, during which all customers can obtain the release. The phase follows the restricted shipment phase.

upgrade – Replacement of an existing application component with a newer component of that same application.

V

value-added reseller (VAR) – Partner that receives the majority of its revenue from reselling a vendor’s hardware or software solutions directly to end users. Additionally, VARs often provide consulting, implementation, postsales support, and training to their own customers. VARs may develop and sell add-on applications to meet the needs of vertical markets and may expand SAP product functionality.

value map – A structural view of SAP solutions organized according to industry, business responsibility, and technology area.

vertical solution – A specialized application designed to meet the unique needs of a particular business or industry.

“visual enterprise” – The ability to visually communicate parts of the business helps maximize productivity, improve process efficiency and quality, and reduce cost and cycle time. Solutions that support the “visual enterprise” unify and synchronize product information from multiple systems and deliver it in role-specific and workflow-controlled processes to people. The SAP 3-D Visual Enterprise applications, resulting from the RightHemisphere acquisition, enrich SAP Business Suite software with new 3-D visualization features that integrate business data, which will support new standards to increase speed, enhance productivity, and improve quality across the entire value chain.

virtualization – The decoupling of physical and logical computer resources. This approach can be implemented on different levels such as network, storage, central processing unit, server, and application.

W

Web Dynpro – Development environment that enables enterprises to model and develop professional applications based on browser technology, including a standards-based, device-independent complete runtime environment. Web Dynpro bridges the gap between different technologies, such as J2EE, ABAP, and Microsoft.NET, and between different Internet browsers and mobile platforms.

294      Glossary

Web service – Describes a set of technical functionality using Web Services Description Language (WSDL), enabling interoperable machine-to-machine interaction over a network. Typically, Web services are simply Web application programming interfaces (APIs) that can be accessed and executed by a consuming application.

“women in management” – Phrase used to refer to the percentage of women in management positions (managing teams, managing managers, executive boards) as compared to the total number of managers, expressed by the number of individuals and not full-time equivalents (FTEs).

works council – As dictated by the German Works Council Constitution Act, a works council is a legal body for representing employees’ interests to the employer and codetermining the works in private companies. On June 21, 2006, the SAP AC employees working in Germany elected its first works council.

Additional Information      295

Addresses

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

Tel. +49 6227 74 74 74

Fax +49 6227 75 75 75

E-mail info@sap.com

Internet www.sap.com

The addresses of all our international subsidiaries and sales partners are available on our public Web site at www.sap.com/contactsap/directory.

For more information about the matters discussed in this report, contact:

Investor Relations

Europe and Asia:

Tel. +49 6227 76 73 36

Fax +49 6227 74 08 05

E-mail investor@sap.com

Internet www.sap.com/investor

Americas:

Tel. +1 877 727 78 62

Fax +1 212 653 96 02

E-mail investor@sap.com

Internet www.sap.com/investor

Press

Tel. +49 6227 74 63 15

Fax +49 6227 74 63 31

E-mail press@sap.com

Internet www.sap.com/press

296      Addresses

Financial and Sustainability Publications

The SAP Integrated Report is available online only at www.sapintegratedreport.com in English and German.

The following publications are available in English at www.sap.com/investor, or in German at www.sap.de/investor, as indicated below:

¡	SAP Group Annual Report (IFRS, in English and German)

¡	Annual Report on Form 20-F (IFRS, in English)

¡	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)

¡	Quarterly Reports (in English and German)

¡	SAP INVESTOR, SAP’s quarterly shareholder magazine (online at www.sap-investor.com, in English and German)

You can also read SAP’s annual and quarterly reports on an iPad. The free and interactive app is now available in the App Store.

Complete information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:

¡	SAP’s Articles of Incorporation

¡	German Code of Corporate Governance

¡	Declaration of Implementation Pursuant to the German Stock Corporation Act, Section 161

¡	SAP’s Corporate Governance Statement

¡	Code of Business Conduct for Employees

¡	Information about the management of the company, including the directors on the governing bodies

¡	Details of the directors’ dealings in SAP shares

¡	Shareholder meeting papers and ballot results

Additional SAP policies are made public at www.sap.com/corporate-en/sustainability:

¡	SAP’s Environmental Policy

¡	SAP Human Rights Commitment Statements

¡	SAP Global Health and Safety Management Policy

¡	SAP Global Diversity Policy

¡	SAP Supplier Code of Conduct

¡	SAP Partner Code of Conduct

Additional Information      297

Financial Calendar

2013

March 22

Publication of SAP Integrated Report

April 19

Results for the first quarter of 2013

June 4

Annual General Meeting of Shareholders Mannheim, Germany

June 5

Dividend payment

July 18

Results for the second quarter of 2013

October 21

Results for the third quarter of 2013

2014

January 21

Preliminary results for fiscal year 2013

May 21

Annual General Meeting of Shareholders Mannheim, Germany

May 22

Dividend payment

298      Financial Calendar

Publication Details

PUBLISHER

SAP AG

Investor Relations

CONCEPT AND REALIZATION

Kuhn, Kammann & Kuhn GmbH, Cologne, Germany

PHOTOGRAPHY REFERENCE CUSTOMERS AND COVER

Claudia Kempf, Wuppertal, Germany

Joshua Monesson, Venice, California, USA

SAP AG, Walldorf, Germany

PRINTING

ColorDruckLeimen GmbH, Leimen, Germany

COPYRIGHT

©2013 SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

TRADEMARKS

© 2013 SAP AG or an SAP affiliate company. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

Some software products marketed by SAPAG and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Please see www.sap.com/corporate-en/legal/copyright for additional trademark information and notices.

Additional Information      299

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Germany

www.sap.com

www.sap.com/investor

50116265